United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F __

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes __	No. X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated August 14, 2003 along with the Notice of the Ninth Annual General Meeting, Annual Report of the Bank and the accounts of subsidiary companies for the year ended March 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated : August 14, 2003

For ICICI Bank Limited

By	:	/s/ Jyotin Mehta
Name	:	Jyotin Mehta
Title	:	General Manager & Company Secretary

Item 1

Notice

NOTICE is hereby given that the Ninth Annual General Meeting of the Members of ICICI Bank Limited will be held on Monday, August 25, 2003 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002 to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2003 and Balance Sheet as at that date together with the Reports of Directors and Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a Director in place of Mr. Somesh R. Sathe, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a Director in place of Mr. Anupam Puri, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a Director in place of Prof. Marti G. Subrahmanyam, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To appoint a Director in place of Ms. Kalpana Morparia, who retires by rotation and, being eligible, offers herself for re-appointment.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S. R. Batliboi & Co., Chartered Accountants, be appointed statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2004.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, in consultation with the Statutory Auditors, as and when required, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. P. C. Ghosh, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of the Director, be and is hereby appointed a Director of the Company.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. M. K. Sharma, in respect of whom the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members proposing him as a candidate for the office of Director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of the Director, be and is hereby appointed a Director of the Company.

12.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at the Eighth Annual General Meeting held on September 16, 2002, vide Item No.14 of the Notice convening that Meeting, relating to appointment of and payment of remuneration to Ms. Lalita D. Gupte as the Joint Managing Director, the salary range of Ms. Lalita D. Gupte, Joint Managing Director, be revised to Rs.200,000 - Rs.650,000 per month, subject to the approval of Reserve Bank of India, other terms and conditions remaining the same.

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13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that subject to the provisions of the Companies Act, 1956, Securities Contracts (Regulation) Act, 1956 and the Rules framed thereunder, the Listing Agreements, the Securities and Exchange Board of India (Delisting of Securities) Guidelines – 2003, and all other applicable laws, rules, regulations and guidelines and subject to such approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications as may be prescribed or imposed by the authority while granting such approvals, permissions and sanctions, which may be agreed to by the Board of Directors (hereinafter referred to as ‘the Board’, which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board), the consent of the Company be and is hereby accorded to the Board to delist the equity shares of the Company from the Calcutta Stock Exchange Association Limited, Delhi Stock Exchange Association Limited and Madras Stock Exchange Limited, as also to delist the equity shares and bonds of the Company from the Vadodara Stock Exchange Limited.

NOTES:

a.	The Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of Item Nos. 8 to 13 set out in the Notice is annexed hereto.

b.	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED/CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c.	Members holding shares in physical form are requested to immediately notify any change in their address to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, at Maratha Mandir Annexe, Dr. A.R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participants.

d.	Members are requested to note that the Company’s shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience in future.

e.	The Register of Members and the Share Transfer Books of the Company will remain closed from Wednesday, August 6, 2003 to Monday, August 25, 2003 (both days inclusive).

Dividend on equity shares for the year ended March 31, 2003, if declared at the Meeting, will be paid on and from Tuesday, August 26, 2003:

(i)	to those Members whose names appear on the Register of Members of the Company, at the close of business hours on Monday, August 25, 2003, after giving effect to all valid transfers in physical form lodged with the Company and its Registrar and Transfer Agents on or before Tuesday, August 5, 2003; and

(ii)	in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Tuesday, August 5, 2003.

In terms of the Securities and Exchange Board of India directives, shares issued by companies should be pari passu in all respects, including dividend entitlement, and hence, the equity shares allotted by the Company during the period April 1, 2003 to August 5, 2003 under the Employee Stock Option Scheme of the Company, will be entitled for full dividend that may be declared for the financial year ended March 31, 2003.

f.	In order to avoid fraudulent encashment of dividend warrants, Members are requested to send to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, at above mentioned address under the signature of the Sole/First Joint holder, the information relating to name and address of the banker, branch, pin code number and particulars of bank account, so that it can be printed on the dividend warrants.

g.	Pursuant to the provisions of Section 205A of the Companies Act, 1956, the amount of unclaimed dividend up to the financial year ended March 31, 1995 has been transferred to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Consequent upon the amendment of Section 205A of the Companies Act, 1956 and the introduction of Section 205C by the Companies (Amendment) Act, 1999, the amount of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and thereafter no payments shall be made by the Company or by the IEPF in respect of such amounts.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 1996 and subsequent years, are requested to make their claims to the Registrar and Transfer Agents of the Company, ICICI Infotech Limited, without any delay.

h.	Members may avail the nomination facility as provided under Section 109A of the Companies Act, 1956.

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i.	Pursuant to the requirements of the Listing Agreements of Stock Exchanges on Corporate Governance, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

j.	Members desirous of getting any information about the accounts and operations of the Company are requested to write to the Company at least seven days before the date of the Meeting.

k.	All documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered/Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

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Explanatory Statement

Explanatory Statement under Section 173(2) of the Companies Act, 1956

Item No. 8

N. M. Raiji & Co., and S. R. Batliboi & Co., Chartered Accountants were appointed as statutory auditors of the Company for the year 2002-2003 at the last Annual General Meeting and their term of office ends at the conclusion of this Annual General Meeting. S. R. Batliboi & Co. were appointed statutory auditors of the Company for the first time in fiscal 2003. N. M. Raiji & Co. had been auditors of erstwhile ICICI Limited (‘ICICI’) for several years (with gaps in some years) since 1956. They were the sole auditors of ICICI from 1992 to 1997 and, thereafter, one of the joint auditors till the merger of ICICI with the Company.

Reserve Bank of India (RBI) recommends rotation of statutory auditors for banks and does not permit appointment of the same firm as statutory auditors for a period exceeding four years in succession for a bank. In view of this, on the recommendation of the Audit Committee, the Board of Directors of the Company at its Meeting held on June 27-28, 2003 recommended the appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company to hold office from the conclusion of the Annual General Meeting to be held on August 25, 2003 until the conclusion of the next Annual General Meeting, subject to the approval of RBI. As required under the provisions of Section 30 of the Banking Regulation Act, 1949, the approval of RBI has been received vide their letter dated July 4, 2003.

S. R. Batliboi & Co., have forwarded a certificate to the Company stating that their appointment, if made, will be within the limits specified in sub-section (1B) of Section 224 of the Companies Act, 1956. Further, they have confirmed that they are not disqualified to be appointed as auditors under Section 226 of the Companies Act, 1956.

The Resolution at Item No. 8 is a ‘Special Notice’ as required under Sections 190 and 225 of the Companies Act, 1956 for appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company. A copy of ‘Special Notice’ has been sent to N. M. Raiji & Co., Chartered Accountants. The Bank has not received any representation from them till date in this regard.

The Directors recommend the appointment of S. R. Batliboi & Co., Chartered Accountants, as the statutory auditors of the Company.

No Director is in any way concerned or interested in the Resolution at Item No. 8 of the Notice.

Item No. 9

The Company has a wide network of branches in various locations in India and is also in the process of establishing its business in various countries abroad, by setting up representative offices and opening of branches. The Company may need to appoint auditors for auditing the accounts of these branches/offices. Pursuant to the provisions of Section 228 of the Companies Act, 1956, it is proposed to delegate the authority to the Board of Directors of the Company to appoint branch auditors in consultation with the statutory auditors, as and when required, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration, based on the recommendation of the Audit Committee, in addition to reimbursement of all out-of-pocket expenses in connection with the audit.

The Directors recommend the adoption of Resolution at Item No. 9 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 9 of the Notice.

Item No. 10

Mr. P. C. Ghosh, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 31, 2003 holds office up to the date of the Ninth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. P. C. Ghosh for the office of the Director.

The Directors recommend the appointment of Mr. P. C. Ghosh.

Except Mr. P. C. Ghosh, no Director is in any way concerned or interested in the Resolution at Item No. 10 of the Notice.

Item No. 11

Mr. M. K. Sharma, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 31, 2003 holds office up to the date of the Ninth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company but is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received Notices in writing along with a deposit of Rs.500 for each Notice, from some of its Members signifying their intention to propose the candidature of Mr. M. K. Sharma for the office of the Director.

The Directors recommend the appointment of Mr. M. K. Sharma.

Except Mr. M. K. Sharma, no Director is in any way concerned or interested in the Resolution at Item No. 11 of the Notice.

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Item No. 12

The appointment of and payment of remuneration to Ms. Lalita D. Gupte,as the Joint Managing Director of the Company, effective May 3, 2002 up to June 23, 2004, was approved by the Members at the Eighth Annual General Meeting held on September 16, 2002. The Members had approved the payment of salary to Ms. Lalita D. Gupte in the range of Rs.200,000 - Rs.400,000 per month. It is necessary to revise the salary range proposed, in order to enable annual increments in the salary with the approval of the Board. In view of this, based on the recommendation of the Board Governance & Remuneration Committee, the Board of Directors, at its Meeting held on July 25, 2003, approved revision of the salary range of Rs.200,000 - Rs.650,000 per month for Ms. Lalita D. Gupte, subject to the approval of the Members and Reserve Bank of India.

This Explanatory Statement may be treated as an abstract under Section 302 of the Companies Act, 1956.

The Directors recommend the adoption of the Resolution at Item No.12 of the Notice.

Except Ms. Lalita D. Gupte, no Director is in any way concerned or interested in the Resolution at Item No.12 of the Notice.

Item No. 13

The equity shares of the Company are listed and traded since September 1997 on six stock exchanges in India, namely, Vadodara Stock Exchange Limited (VSE) (Regional Stock Exchange), The Stock Exchange, Mumbai (BSE), National Stock Exchange of India Limited (NSE), Calcutta Stock Exchange Association Limited (CSE), Delhi Stock Exchange Association Limited (DSE) and Madras Stock Exchange Limited (MSE). ICICI Bank is one of the scrips specified by the Securities and Exchange Board of India for compulsory settlement in dematerialised form since May 31, 1999.

The bonds issued to the public from time to time by ICICI are listed on BSE and NSE. The bonds issued to the public in February and March 2002 by ICICI and the bonds issued by the Company during the fiscal 2003 are listed on BSE, NSE and VSE. There is no trading in the bonds listed on VSE.

A summary of trading volumes of equity shares of the Company on all the six stock exchanges in India during the last four years is given below:

	No. of equity shares traded during the year ended March 31,
Stock exchanges where listed	2000	2001	2002	2003

Vadodara Stock Exchange Limited	Nil	Nil	Nil	Nil
The Stock Exchange, Mumbai	53,786,082	40,334,381	38,860,121	169,872,869
National Stock Exchange of India Limited	42,389,133	45,362,983	57,740,587	124,087,835
Calcutta Stock Exchange Association Limited	619,010	348,843	622,770	132,563
Delhi Stock Exchange Association Limited	2,860,793	1,792,592	177,287	Nil
Madras Stock Exchange Limited	56,000	15,210	23,000	20,000

Source: Stock exchanges and Bridge Telerate

As may be observed, there was no trading in the shares on VSE; low trading on CSE, DSE and MSE and active trading only on BSE and NSE. With the extensive networking of BSE/NSE, the extension of BSE/NSE terminals to other cities and online trading facility provided by broking companies, investors are able to trade in the equity shares of the Company across the country, even if these are not listed on local stock exchanges.

The Securities and Exchange Board of India (Delisting of Securities) Guidelines - 2003, allow companies to seek voluntary delisting of their securities from all stock exchanges, by giving an exit opportunity to the shareholders. When voluntary delisting is sought only from some of the exchanges, no exit opportunity is required to be given to the shareholders, so long as the securities continue to be listed on a stock exchange having nation wide trading terminals. However, the approval of the Board of Directors and the Members of the Company is required for delisting of equity shares from any stock exchange. There is no compulsion for companies to remain listed on any stock exchange merely because it is a regional stock exchange.

In view of the above, the Board of Directors of the Company has approved the proposal for delisting of the equity shares of the Company from CSE, DSE and MSE, as also to delist the equity shares and bonds of the Company from VSE, subject to the approval of the Members and such other approvals as may be required.

The proposed delisting, if and when it takes place, will not adversely affect the investors as the Company’s equity shares/bonds would continue to be listed and traded on BSE and NSE. Hence, no exit opportunity is required to be given as per Delisting guidelines issued by SEBI. The delisting will take effect after all approvals, permissions and sanctions are received. The exact date on and from which the delisting will take effect would be suitably notified.

The Directors recommend the adoption of the Resolution at Item No. 13 of the Notice.

No Director is in any way concerned or interested in the Resolution at Item No. 13 of the Notice.

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

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Annexure

PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES, FOLLOWING INFORMATION IS FURNISHED ABOUT THE DIRECTORS PROPOSED TO BE APPOINTED/RE-APPOINTED

1.	Mr. Somesh R. Sathe was first appointed on the Board on January 29, 1998. He holds a Bachelor’s degree in Science – Mechanical Engineering and has specialised knowledge of small scale industries. He is a technocrat entrepreneur.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Arbes Tools Private Limited, Managing Director	ICICI Bank Limited
ESSP Meditek Private Limited, Managing Director	Audit Committee
Sukeshan Equipment Private Limited, Managing Director	Agriculture & Small Enterprises Business Committee
Credit Committee
Share Transfer & Shareholders’/Investors’ Grievance Committee

2.	Mr. Anupam Puri was first appointed on the Board effective May 3, 2002. He holds various degrees, viz., Masters in Philosophy and Masters of Arts in Economics from Oxford University and Bachelor of Arts in Economics from Delhi University. From 1970 to 2000, he worked with McKinsey & Company, a leading management consultancy firm. He worked globally with corporate clients in several industries on strategy and organisational issues, and also served several governments and multilateral institutions on public policy.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Daksha eServices Private Limited	Dr. Reddy’s Laboratories Limited
Dr. Reddy’s Laboratories Limited	Nomination Committee, Chairman
Godrej Consumer Products Limited	Audit Committee
Mahindra British Telecom Limited	Godrej Consumer Products Limited
Mahindra & Mahindra Limited	Human Resources Committee, Chairman
Audit Committee
Mahindra British Telecom Limited
Audit Committee
ICICI Bank Limited
Business Strategy Committee
Board Governance & Remuneration Committee

3.	Prof. Marti G. Subrahmanyam was first appointed on the Board effective May 3, 2002. He is the Charles E. Merrill Professor of Finance and Economics in the Stern School of Business at New York University. He holds a degree in mechanical engineering from the Indian Institute of Technology, Chennai, a post-graduate diploma in business administration from the Indian Institute of Management, Ahmedabad and a doctorate in finance and economics from the Massachusetts Institute of Technology. He is an expert in the areas of corporate finance, capital markets and international finance.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Infosys Technologies Limited	Infosys Technologies Limited
Mannariah & Sons Private Limited	Compensation Committee, Chairman
Nexgen Financial Holdings Limited	Audit Committee
Nexgen Re Limited	Nexgen Financial Holdings Limited
Nomura Asset Management (U.S.A.) Inc.	Research Committee, Chairman
Supply Chainge Inc.	Audit Committee
Usha Communications Inc.	Usha Communications Inc.
Audit Committee, Chairman
Compensation Committee
ICICI Bank Limited
Risk Committee

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4.	Ms. Kalpana Morparia was first appointed on the Board effective May 3, 2002. She holds Bachelor’s degrees in Science and Law. She joined erstwhile ICICI Limited (ICICI) in the Legal Department in 1975. She was actively involved with several resource mobilisation initiatives of ICICI which included international offerings of debt and equity such as the issue of a Global Medium Term Note programme, a Global Depository Receipts issue, Yankee Fixed Rate Bonds issue, Euro Convertible Bonds and the American Depositary Receipts issue. Since 1996, she was in-charge of several departments in ICICI including legal, human resources, treasury, corporate communications, planning and strategic support and special projects and was designated Senior General Manager of ICICI in 1998. She was appointed on the Board of ICICI as Executive Director in May 2001. The Board, at its Meeting held on April 26, 2002, appointed Ms. Kalpana Morparia as Executive Director of the Company effective May 3, 2002 upto April 30, 2006, which was approved by the Reserve Bank of India and the Members at their Annual General Meeting (AGM) held on September 16, 2002. Ms. Morparia is responsible for the Corporate Centre which includes the finance, risk, human resources, legal, corporate communications and strategy functions.

In terms of resolutions passed at the AGM held on September 16, 2002, if Ms. Kalpana Morparia is re-appointed as a Director immediately on retirement by rotation, she shall continue to hold her office of Executive Director and such retirement by rotation and re-appointment as a Director shall not be deemed to constitute a break in her appointment as Executive Director.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

ICICI Investment Management Company Limited, Chairperson	ICICI Home Finance Company Limited
ICICI Home Finance Company Limited	Management Committee
ICICI Lombard General Insurance Company Limited	ICICI Lombard General Insurance Company Limited
ICICI Prudential Life Insurance Company Limited	Board Governance Committee
ICICI Securities Limited	ICICI Prudential Life Insurance Company Limited
(formerly ICICI Securities and Finance Company Limited)	Audit Committee
ICICI Venture Funds Management Company Limited	ICICI Securities Limited
Audit Committee
ICICI Venture Funds Management Company Limited
Audit Committee
Remuneration Committee
ICICI Bank Limited
Asset Liability Management Committee
Committee of Directors
Share Transfer & Shareholders’/Investors’ Grievance Committee

5.	Mr. P. C. Ghosh was first appointed on the Board on January 31, 2003. He is the Chairman of General Insurance Corporation of India (GIC) since October 4, 2002. He holds a Bachelor’s degree in Science (Physics) and B.Tech. (Mechanical) from Indian Institute of Technology, Chennai. He joined the insurance industry in 1974 as Insurance Executive in United India Insurance Company Limited and worked in various functional areas such as engineering, techno-marketing, reinsurance, foreign operations and personnel. Between 1992 and 2001, he worked with National Insurance Company Limited and The Oriental Insurance Company Limited. He was the Managing Director of GIC from March 1, 2001 to October 3, 2002. He has also been a speaker in insurance and risk management conferences and seminars.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

General Insurance Corporation of India, Chairman	General Insurance Corporation of India
GIC Asset Management Company Limited, Chairman	Investment Committee, Chairman
GIC Housing Finance Limited, Chairman	Life Insurance Corporation of India
Loss Prevention Association of India Limited, Chairman	Investment Committee
India International Insurance Pte. Limited, Chairman	Executive Committee
Deposit Insurance and Credit Guarantee Corporation
ECE Industries Limited
Export Credit Guarantee Corporation of India Limited
Indian Register of Shipping
Kenindia Assurance Company Limited
Life Insurance Corporation of India
Southern Petrochemical Industries Corporation Limited

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6.	Mr. M. K. Sharma was first appointed on the Board on January 31, 2003. He is currently the Vice-Chairman of Hindustan Lever Limited. He holds Bachelor’s Degree in Arts and Bachelor’s of Law Degree from Canning College University of Lucknow. He has also completed his Post Graduate Diploma in Personnel Management from Department of Business Management, University of Delhi and Diploma in Labour Laws in Indian Law Institute, Delhi. After a six year stint in DCM Limited, he joined Hindustan Lever Limited in 1974 as Legal Manager and worked in various areas including taxation, shares and legal. He was inducted on the Board of Hindustan Lever Limited in August 1995.

Other Directorships	Committee Memberships

Name of Company	Name of Committee

Hindustan Lever Limited, Vice-Chairman	Hindustan Lever Limited
Vasishti Detergents Limited, Chairman	Investor Grievances Committee
Hind Lever Chemicals Limited	Vasishti Detergents Limited
Hind Lever Trust Limited	Investor Grievances Committee, Chairman
Indexport Limited	Hind Lever Chemicals Limited
Lever India Exports Limited	Audit Committee
Nepal Lever Limited	Remuneration Committee
TOC Disinfectants Limited	Investor Grievances Committee
ICICI Bank Limited
Agriculture & Small Enterprises Business Committee

By Order of the Board

JYOTIN MEHTA
General Manager &
Company Secretary

Mumbai, July 25, 2003

Registered Office: Landmark Race Course Circle Vadodara 390 007	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051

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Our customers are our singular focus.

Our strategies are therefore built around this focus to seek new ways to make banking safer, simpler and smarter.

It is our constant effort to anticipate customer needs and offer value-added propositions to fulfil them. Our multi-channel, technology-driven distribution system enables our customers 24x7 access, country-wide. Our committed team of employees, equipped with world-class technology and financial skills, works to devise new solutions, enhance our responsiveness to customer needs and improve our services. So that we can help to make their lives easier and contribute to some of the important decisions at various stages in their lives.

Contents

Message from the Chairman	2

Board of Directors	4

Board Committees	5

Senior Management	5

Letter from the Managing Director & CEO	6

Product Portfolio	8

Business Overview	9

Directors' Report	33

Management’s Discussion and Analysis	52

Particulars of Employees under Section 217 (2A) of the Companies Act, 1956	F1

Financials	F2

Auditors’ Report	F3

Balance Sheet	F4

Profit and Loss Account	F5

Schedules & Notes	F6

Cash Flow Statement	F26

Statement Pursuant to Section 212 of the Companies Act, 1956	F27

Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries	F29

Consolidated Financial Statements as per US GAAP	F51

Enclosures:

Notice
Attendance Card and Form of Proxy

1

Message from the Chairman

The Indian banking system has seen sweeping changes over the years. During the course of my association with the sector, I have witnessed the nationalisation of the banking system and, after over two decades of virtual government monopoly, the new beginning made in the wake of liberalisation, by allowing private participation in the sector. While nationalisation was aimed at fostering developmental objectives determined by national policy, the primary aim of the liberalisation initiative was to bring in much-needed private capital and entrepreneurial spirit into the banking sector, improving its efficiency and giving an impetus to its growth on the lines seen in developed markets. In the short span of time that they have been in existence, the leading new private sector banks have truly revolutionised banking in India. Their focus on technology and customer convenience has brought about a paradigm shift in the banking business. Indeed, this has now led to a significant change in the orientation of the public sector banks as well, as they too begin to focus on shareholder value creation and customer satisfaction.

We at ICICI Bank have been at the forefront of this change down the years. Our strategic initiatives over the years have led to our position today as the second largest bank in India and a leading

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provider of banking and other financial services to corporate and retail customers. Our pioneering new approaches to banking and our focus on extending the availability of technology-driven convenience to a large customer base have resulted in rapid business growth. We have achieved leadership positions across diverse businesses, from retail credit to life insurance. We have completed our transformational change from a single product financial services company to a true universal bank. Going forward, the key challenges for the Bank are to maintain its leadership positions in these businesses and expand and deepen its penetration in others. The Bank will also continue to focus on proactively addressing the legacy issue of distressed debt, and operationalise its strategies in this area in coordination with other participants in the financial system.

While we have today built stable businesses that we believe will deliver sustainable value to our stakeholders, there are also many exciting opportunities for further growth. The banking sector has focused primarily on the urban segment, with rural banking being viewed as a regulatory burden. We believe that rural India represents the new frontier in banking, offering a vast, untapped market for integrated technology-driven banking and financial services. These include the whole gamut of financial products ranging from agricultural credit to consumer credit, liability products and insurance. Our strategy in this segment will be built around a deep understanding of rural income and cash flows and financial needs, and use of technology to deliver a high level of service to the rural customer base without the high cost of operations associated with traditional rural banking models.

As the economy grows more resilient and legacy issues are resolved, the Indian banking sector is indeed entering a significant new phase. We believe that ICICI Bank is well-placed to capitalise on emerging opportunities, as it reaches out to new markets in India and the world. We look forward to the future with enthusiasm and hope.

N. VAGHUL

Chairman

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Board of Directors

N. Vaghul	Chairman

Uday M. Chitale

P. C. Ghosh

Satish C. Jha

Lakshmi N. Mittal

Anupam Puri

Vinod Rai

Somesh R. Sathe

R. Seshasayee

M.K. Sharma

P. M. Sinha

Marti G. Subrahmanyam

K.V. Kamath	Managing Director & CEO

Lalita D. Gupte	Joint Managing Director

Kalpana Morparia	Executive Director

S. Mukherji	Executive Director

Chanda D. Kochhar	Executive Director

Nachiket Mor	Executive Director

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Board Committees

AUDIT COMMITTEE R. Seshasayee, Chairman Uday M. Chitale Somesh R. Sathe	BUSINESS STRATEGY COMMITTEE N. Vaghul, Chairman Anupam Puri R.Seshasayee P. M. Sinha K.V. Kamath	SHARE TRANSFER & SHAREHOLDERS’/ INVESTORS’ GRIEVANCE COMMITTEE Uday M. Chitale, Chairman Somesh R. Sathe Kalpana Morparia Chanda D. Kochhar (from 01-06-2003)

AGRICULTURE & SMALL ENTERPRISES BUSINESS COMMITTEE N. Vaghul, Chairman Satish C. Jha Somesh R. Sathe P. M. Sinha M. K. Sharma	CREDIT COMMITTEE N. Vaghul, Chairman Satish C. Jha Somesh R. Sathe K.V. Kamath	COMMITTEE OF DIRECTORS K.V. Kamath, Chairman Lalita D. Gupte Kalpana Morparia S. Mukherji Chanda D. Kochhar Nachiket Mor

BOARD GOVERNANCE & REMUNERATION COMMITTEE N. Vaghul, Chairman Anupam Puri R. Seshasayee P. M. Sinha	RISK COMMITTEE N. Vaghul, Chairman Uday M. Chitale Marti G. Subrahmanyam K.V. Kamath	ASSET LIABILITY MANAGEMENT COMMITTEE Lalita D. Gupte, Chairperson Kalpana Morparia S. Mukherji Chanda D. Kochhar Nachiket Mor

Senior Management

SENIOR GENERAL MANAGERS

Achintya Karati Balaji Swaminathan Bhargav Dasgupta M. N. Gopinath Madhabi Puri Buch	N. S. Kannan P. H. Ravikumar Sanjiv Kerkar V. Vaidyanathan

Jyotin Mehta, General Manager & Company Secretary

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Dear Stakeholders

Fiscal 2003 was a historic year for us, being our first year of operations as an integrated entity following the merger of ICICI with ICICI Bank. The year commenced with certain challenges – of effecting the transition quickly and efficiently; and of leveraging the new business model to achieve leadership in the focus areas that we had identified for ourselves.

It gives us considerable satisfaction that we have successfully met these challenges, and indeed, even exceeded our expectations in certain areas. We had already complied with the regulatory requirements for the merger in fiscal 2002 itself; on receiving regulatory approvals in early fiscal 2003, we were able to seamlessly combine the merging entities into one single operating structure. We had identified retail credit as a key area of opportunity, since the fundamentals of the Indian economy provide the basis for sustainable growth in this segment. In fiscal 2003, we rapidly strengthened our position in the retail credit market, with continuing innovations in product design, marketing and distribution. We expanded our presence to new locations and increased the depth of our penetration in existing markets. We swiftly moved ahead of the competition, emerging as the market leader in retail credit in India. We leveraged our technology-driven distribution network to grow our deposit base by fifty per cent, about four times the rate of growth in the banking system as a whole. This

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enabled us to replace a large part of our legacy high cost borrowings. These achievements resulted in a fundamental and dramatic shift in the composition of our balance sheet, bringing about greater diversity and stability in both our asset mix and our funding profile.

Fiscal 2003 saw several other milestones for ICICI Bank. We continued to focus on optimal utilisation of our retail distribution and servicing capabilities to offer enhanced customer convenience and a wide range of in-house and third party products. We commenced our international foray in key target geographies. This initiative, which already contributes significantly to our deposit base, should gather momentum in the coming years as we obtain regulatory approvals and expand our operations. We centralised and re-engineered our corporate banking services, leveraging technology to create a platform capable of delivering customised, high quality solutions to our clients. Our insurance subsidiaries achieved leadership in their areas of business, with the general insurance subsidiary breaking even in its first full year of operations.

The year saw landmark legislative and regulatory initiatives to facilitate asset resolution in the Indian banking system. We were proactive in implementing strategies to benefit from these initiatives, resulting in significant progress in restructuring and recoveries. We also successfully placed a 16% stake in ICICI Bank, held by ICICI prior to the merger, with strategic and institutional investors. We became the only Indian company to have an investment grade international credit rating, one notch higher than the sovereign ceiling, when Moody’s upgraded our long-term foreign currency debt rating.

We have now created a platform that gives us the capability to capitalise on opportunities in all segments of our business, both retail and wholesale. Our strategic intent is to sharpen our focus on key areas with a view to maximise value. With the continued support and participation of all our stakeholders – investors, customers, employees – we aim to consolidate our position as India’s leading financial services provider.

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Product Portfolio

CORPORATE BANKING			RETAIL BANKING

Corporate Solutions	•	•	Home Loans

Government Solutions	•	•	Car & Two Wheeler Loans

Capital Market Services	•	•	Consumer/Personal Loans

Agriculture Finance	•	•	Savings & Term Deposits

Structured Finance	•	•	Salary Accounts

Project Finance	•	•	Roaming Current Accounts

Infrastructure Finance	•	•	Investment Products

Term Loans	•	•	Private Banking

Working Capital Finance	•	•	NRI Services

Cash Management Services	•	•	Demat Services

Trade Finance Services	•	•	Credit & Debit Cards

International Banking	•	•	Smart Cards

Treasury Services	•	•	Bill Payment Services

Corporate Internet Banking	•	•	E-Cheques

Corporate Advisory	•	•	Branches

Custodial Services	•	•	ATMs

Professional Clearing Membership Services	•	•	Internet Banking
		•	Phone Banking

Business Overview

ECONOMIC OVERVIEW

The Indian economy recorded satisfactory performance in fiscal 2003, despite negative factors such as the below-normal monsoon, subdued global economic activity and trade and uncertainties over the situation in West Asia. The overall GDP growth was estimated at 4.4% according to the Central Statistical Organisation (CSO). The low growth in agriculture consequent to the below-normal monsoon was offset by a robust performance by the industrial and services sectors, which are estimated to have grown by 6.1% and 7.1% respectively in fiscal 2003. Industrial recovery was primarily driven by the manufacturing sector, especially textiles, steel, cement, transport equipment and consumer non-durables. Domestic demand for basic goods like steel and cement was supported by highway construction activity and the housing sector.

The non-agricultural recovery was accompanied by continued macroeconomic stability, moderate inflation, orderly currency market conditions and comfortable foreign exchange reserves. Exports in dollar terms rose by 17.9% and exceeded US $ 50 billion. The current account recorded a surplus for the second consecutive year. The growth in exports was achieved despite the subdued global economic situation, primarily on account of prudent exchange rate management and the increasing importance of new markets. The growth in merchandise and services exports, leading to healthy current account inflows, was partially responsible for the rapid increase in the foreign exchange reserves, which at the end of fiscal 2003 stood at US $ 75.4 billion. Non-debt capital inflows also contributed significantly to the increase in foreign exchange reserves. The Indian rupee remained stable vis-à-vis the US dollar over the year.

The average annual rate of inflation in terms of the Wholesale Price Index (WPI) was 5.8% at the end of March 2003. Comfortable foreign exchange reserves and buffer food stocks ensured that the deficient monsoon did not adversely impact inflationary trends during the year. The interest rate regime continued to remain soft during fiscal 2003. The mid-term review of the monetary and credit policy by Reserve Bank of India (RBI) in October 2002 had announced a reduction in the bank rate by 25 basis points to 6.25%, the lowest since 1973. The Union Budget for fiscal 2004 maintained the low interest rate environment by reducing rates on small savings schemes by 100 basis points. Subsequently, RBI also reduced the savings deposit rate and repo rate by 50 basis points. RBI’s monetary and credit policy in April 2003 further reduced the bank rate by 25 basis points to 6.0% and the Cash Reserve Ratio (CRR) to 4.50%.

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LIFE ON THE GO

“I got the easiest accessibility with the ICICI Bank ATM network.
I can now access my account anywhere and anytime.
This makes things so much more convenient and easy.”

• 24x7 convenience through India’s largest network of around 1700 ATMs • More than 50% of transactions through ATMs •

Business Overview

Despite the fact that it was a subdued year for equity capital markets, the National Stock Exchange (NSE) and the Stock Exchange, Mumbai (BSE) ranked third and sixth respectively in the world with respect to number of transactions. The year also witnessed important structural changes in the capital markets. The equity markets have now absorbed a new market design, with rolling settlement and equity derivatives trading. The Unit Trust of India (UTI) Act was repealed to restructure UTI into UTI-1 and UTI-2. The Union Budget for fiscal 2004 has provided a favourable tax regime for equity capital markets. The Union Budget has also proposed a separation of ownership and management of stock exchanges. In January 2003, Government bonds started trading on the exchanges.

The Indian economy has displayed considerable strength and resilience, and the prospects for sustained growth are favourable.

FINANCIAL SECTOR OVERVIEW

The process of financial sector reforms that began a decade ago received further momentum in fiscal 2003. The reforms were aimed at improving the asset resolution and recovery environment, strengthening the regulatory mechanism and increasing operational efficiency. The enactment of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest (SARFAESI) Act significantly strengthened the ability of lenders to enforce their security for recovery of dues from borrowers. The Act also created an enabling legal framework for asset reconstruction companies and for securitisation in general. ICICI Bank and other banks and institutions have taken the initiative to incorporate Asset Reconstruction Company (India) Limited (ARCIL) in order to give impetus to the resolution of distressed assets in the Indian financial system.

As a step towards strengthening the supervisory mechanism, RBI is undertaking risk-based supervision of banks on a pilot basis. RBI is also examining the impact of the new Basel capital accord on the Indian banking system. The Union Budget has raised the Foreign Direct Investment (FDI) limit in private sector banks to 74.0%. This would facilitate the setting up of subsidiaries by foreign banks as well as foreign investment in private sector banks.

In the securities market, the emphasis during the year was on strengthening the regulatory framework and undertaking structural reforms that seek to foster liquidity and market efficiency. Furthermore, with a view to investigate frauds in the stock market it was decided to set up a Securities Fraud Office (SFO) with a multidisciplinary team of experts, in the Department of Company Affairs. The year also saw the grant of approval to an

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LIFE AT HOME

“I got the best deal with ICICI Bank Home Loans. We could buy our dream home right from where we were. With ICICI Bank’s doorstep service, easy instalment options and fast execution, our dream is now a reality. ”

• Doorstep service and innovative deals from India’s leading home loan provider for 2002-2003 • More than 2.4 lacs houses financed in the year •

Business Overview

ICICI Bank-led consortium for the setting up of a multi-commodity exchange for trading in various commodities.

ORGANIZATION STRUCTURE

ICICI Bank’s organizational structure is designed to support its business goals, and is flexible while at the same time seeking to ensure effective control and supervision and consistency in standards across business groups. The organization structure is divided into five principal groups – Retail Banking, Wholesale Banking, Project Finance & Special Assets Management, International Business and Corporate Centre.

The Retail Banking Group comprises ICICI Bank’s retail assets business including various retail credit products, retail liabilities (including our own deposit accounts and services as well as distribution of third party liability products), and credit products and banking services for the small enterprises segment.

The Wholesale Banking Group comprises ICICI Bank’s corporate banking business including credit products and banking services, with dedicated groups for corporate clients, Government sector clients, financial institutions and rural and micro-banking and agri-business. Structured finance, credit portfolio management and proprietary trading also form part of this group.

The Project Finance Group comprises our project finance operations for infrastructure, oil & gas and manufacturing sectors. The Special Assets Management Group is responsible for large non-performing and restructured loans.

The International Business Group is responsible for ICICI Bank’s international operations, including its entry into various geographies as well as products and services for non-resident Indians (NRIs).

The Corporate Centre comprises all shared services and corporate functions, including finance and balance sheet management, secretarial, investor relations, risk management, legal, human resources and corporate branding and communications.

BUSINESS REVIEW

During fiscal 2003, ICICI Bank successfully continued the process of diversifying its asset base and building a de-risked portfolio. Our ability to develop customized solutions, our speed of execution and our successful leveraging of technology have helped us develop innovative financial solutions for our customers in diverse areas such as the retail segment, agri-business and the corporate sector.

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LIFE ON THE FAST TRACK

     “I got the best deal with ICICI Bank Auto Loans.
Thanks to the simple documentation and formalities,
easy instalments and friendly service, I am in top gear today!”

• Reaching out to customers in more than 400 cities across India • Largest financer of auto loans with more than 30% market share • More than 1.2 lac cars financed in 2002-2003 •

Business Overview

Retail Banking

Retail banking is a key element of our growth strategy. With upward migration of household income levels, increasing affordability of retail finance and acceptance of use of credit to finance purchases, retail credit has emerged as a rapidly growing opportunity for banks that have the necessary skills and infrastructure to succeed in this business. ICICI Bank has capitalized on the growing retail opportunity in India and has emerged as a market leader in retail credit. The key dimensions of our retail strategy are innovative products, parity pricing, customer convenience, strong processes and customer focus. Cross-selling of the entire range of credit and investment products and banking services to our customers is a critical aspect of our retail strategy.

ICICI Bank offers a wide range of retail credit products. We have expanded the market significantly over the last few years by taking organized retail credit to a large number of high-potential markets in India, by penetrating deeper into existing markets and by offering customized solutions to meet the varying credit needs of the Indian consumer. ICICI Bank is one of the leading providers of mortgage loans, two-wheeler loans, commercial vehicle loans and personal unsecured loans, and continues to maintain leadership in automobile finance. ICICI Bank’s total retail disbursements in fiscal 2003 were approximately Rs. 200 billion. Retail credit constituted 18% of ICICI Bank’s balance sheet at March 31, 2003, compared to only 6% at March 31, 2002. Cross-selling has emerged as one of the significant drivers of retail credit growth. In fiscal 2003, cross-selling accounted for about 20% of mortgage loans and auto loans and about 25% of credit cards issued.

In May 2003, ICICI Bank acquired the entire paid-up capital of Transamerica Apple Distribution Finance Private Limited (TADFL), which has now been renamed as ICICI Distribution Finance Private Limited (IDFL). IDFL is primarily engaged in providing distribution financing in the two-wheeler segment. The acquisition is expected to supplement the Bank’s retail franchise, especially in the two-wheeler segment.

During fiscal 2003, we continued our focus on retail deposits. This has reduced our funding cost and has enabled us to create a stable funding base, with over 4.7 million deposit customers. Following a life stage segmentation strategy, ICICI Bank offers differentiated liability products to various categories of customers depending on their age group (Young Star Accounts for children below the age of 18 years, Student Banking Services for students,

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LIFE - ANYTIME, ANYWHERE

“I got the most convenient facility with the ICICI Bank branches and
e-lobbies. In addition, I have access through phone and the internet also.
I can now open an account, pay my bills, withdraw money, carry out on-line broking, etc. from anywhere and at anytime.”

• Pioneering technology initiatives for customer convenience • More than 3 million Internet Banking customers • Among the leading Internet banks in the world •

Business Overview

Salary Accounts for salaried employees, Roaming Current Accounts for businessmen, Private Banking for high networth individuals and Senior Citizens Accounts for individuals above the age of 60 years). ICICI Bank has further microsegmented various categories of customers in order to offer products catering to specific needs of each customer segment, like Defence Banking Services for defence personnel. This strategy has contributed significantly to the rapid growth in the retail liability base. ICICI Bank is also the largest incremental issuer of cards (including both debit and credit cards) in India. At March 31, 2003, ICICI Bank had issued over 3.4 million debit cards and 1.0 million credit cards.

Our multi-channel distribution strategy provides our customers 24x7 access to banking services. This distribution strategy not only offers enhanced convenience and mobility to the customer but also supports our customer acquisition and channel migration efforts. During the year, we have further expanded our electronic channels and migrated large volumes of customer transactions to these channels. Now, about 70% of customer induced transactions take place through electronic channels. During fiscal 2003, the Bank significantly strengthened its ATM network, taking the total number of ICICI Bank ATMs to 1,675. ICICI Bank has also pioneered the concept of mobile ATMs to reach out to remote/rural areas. Other facilities offered through our multilingual screen ATMs include bill payments and prepaid mobile card recharge facility. ICICI Bank has about 3.4 million customers with Internet banking access, who can undertake all their banking transactions (other than physical cash transactions) on the Internet). ICICI Bank’s Internet banking customers can also pay their bills for more than 45 billers and shop on 85 online shopping portals. ICICI Bank considers phonebanking to be a key channel of service delivery and cross-sell. ICICI Bank’s 1,750-seat call centre, the largest domestic call centre in India, can now be accessed by customers in over 355 cities across the country. The call centre handles more than 2.5 million customer contacts per month. The call centre services all retail customers across the ICICI group. The call centre uses state-of-the-art voice-over-Internet-protocol technology and cutting-edge desktop applications to provide a single view of the customer’s relationship with us. ICICI Bank’s mobile banking services provide the latest information on account balances, previous transactions, credit card outstanding and payment status and allow customers to request a cheque book or account statement. ICICI Bank has now extended its mobile banking services to all cellular service providers across the country and NRI customers in the United States, United Kingdom, Middle-East and Singapore.

With the foundation of a strong multi-channel distribution network, we have successfully developed a robust model for distribution of third party products like mutual funds,

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LIFE AT WORK

“My company found the most convenient solution in
     ICICI Bank Cash Management Services. Right from
all India collections and multi-city payments to customized MIS and ERP integration, the Bank takes care of everything.”

• Services availed by over 500 top corporates of India • Coverage of over 3,800 locations • Turnover of more than Rs. 1.7 trillion in 2002-2003 •

Business Overview

Reserve Bank of India (RBI) relief bonds, and insurance products, with market leadership in these areas. This model also allows us to meet all customer needs by offering the customer the complete basket of financial products, while leveraging our distribution capability to earn fee income from third parties. ICICIdirect (www.icicidirect.com) is the market leader in Internet-based share trading, with complete end-to-end integration for seamless electronic trading on stock exchanges. ICICIdirect has a rating of “TxA1” from CRISIL, indicating highest ability to service broking transactions. During the year, ICICIdirect launched online trading in the derivatives segment of the NSE.

Corporate Banking

ICICI Bank seeks to provide innovative financial solutions to its corporate clients, tailored to meet their requirements, while diversifying its revenue streams and generating adequate return on risk capital through risk-based pricing models and proactive portfolio management.

Our focus in fiscal 2003 was on technology-driven enhancement of delivery capabilities to offer improved service levels to clients. We set up centralized processing facilities for back-office operations where technology is leveraged to benefit from economies of scale arising out of large transaction volumes. During the year we continued to expand the scope of our web-based services. ICICI Bank provides corporate Internet banking services through ICICIebusiness.com, a single point web-based interface for all our corporate products. The portal enables clients to conduct their banking business with ICICI Bank through the Internet in a secure environment. ICICI Bank offers online foreign exchange and debt securities trading services. A dedicated Product & Technology Group develops and manages back-office processing and delivery systems.

Dedicated relationship groups for corporate clients and the Government sector focused on expanding the range and depth of our relationships in these sectors. In the corporate segment, we focused on leveraging our relationships to expand the range of products and services to channel finance, transaction banking and non-fund based products. ICICI Bank has strong relationships with several large public sector companies and state governments and we are leveraging these relationships to expand the range of transaction banking services. ICICI Bank has already been empanelled for collection of sales tax in eight states.

We continued to focus on corporate lending transactions including working capital finance to highly rated corporates, structured transactions and channel financing. We also focused on leveraging our skills in originating and structuring transactions as well as on our ability to

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LIFE IN THE MARKETS

“My company was able to effectively achieve its risk management objectives, thanks to ICICI Bank’s Treasury services. Their team of skilled treasury professionals offered us comprehensive, customized treasury solutions at the finest prices.”

• Research backed advisory support • Flawless execution • Continuous market making •

Business Overview

take large exposures to adopt an originate-and-sell-down strategy. This not only increased the risk-adjusted return on the capital employed but also enabled us to offer a comprehensive solution to our corporate clients. ICICI Bank’s dedicated Structured Finance, Credit & Markets Group, with expertise in financial structuring and related legal, accounting and tax issues, actively supports the business groups in designing financial products and solutions. This Group is also responsible for managing the asset portfolio by structuring portfolio buyouts and sell-downs with a view to increase the risk-adjusted return on the capital.

During fiscal 2003, ICICI Bank focused on the agri-financing segment and developed several innovative structures for agri-business, including dairy farming, farmer financing and warehouse-receipt-based financing. We achieved robust growth in this segment and are working with state governments and agri-based corporates to evolve viable and sustainable systems for financing agriculture. We have also integrated our rural banking, micro-finance and agri-financing activity to offer integrated banking services in rural areas.

Treasury

The principal responsibilities of the Treasury included management of liquidity and exposure to market risks, mobilization of resources from domestic institutions and banks and international multilateral and bilateral institutions and banks, and proprietary trading. Further, the Treasury leveraged its strong relationships with financial sector players to provide a wide range of banking services in addition to its liability products.

In fiscal 2003, the balance sheet management function within Treasury managed interest-rate sensitivity by actively using rupee-interest-rate swaps as well as by adjusting the duration of the Government securities portfolio held for compliance with Statutory Liquidity Reserve (SLR) norms. Further, efforts were undertaken to make the banking-book-interest-rate positions more liquid by selling illiquid loans and substituting them with marketable securities.

The focus of trading operations was active, broad-based market-making in key markets including corporate bonds, Government securities, interest-rate swap and foreign exchange markets. A focus area in fiscal 2003 was the delivery of market solutions to corporate clients in various areas such as foreign exchange, fixed income and swaps. There was a significant increase in both the volumes and profits from foreign exchange transactions, swaps and loan syndication. As one of the largest players in the corporate debt market, we offered two-way quotes for many corporate debt papers, thereby increasing the liquidity and depth of the market.

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LIFE IN THE VILLAGES

“I got the most effective support system from
ICICI Bank Agri Services. The Bank not only offers loans but also helps me get the right inputs and finds me buyers for my produce.”

• More than Rs. 2000 crores of loans to the agri-sector • Loan assistance to more than 50,000 farmers in 2002-2003 • Transforming the face & dynamics of agri-business finance in India •

Business Overview

Effective fiscal 2004, we have restructured our treasury operations to separate the balance sheet management function (which now forms part of the Finance Group), the corporate markets business (which has been integrated into the Structured Finance, Credit & Markets Group) and the proprietary trading activity (which is now housed in a separate Proprietary Trading Group).

Project Finance and Special Assets

Our project finance activities include financing new projects as well as capacity additions in the manufacturing sector and structured finance to the infrastructure sector and oil, gas and petrochemical sectors. Our project finance business is focused on structuring and syndication of financing for large projects by leveraging our expertise in project financing, and churning our project finance portfolio to prevent portfolio concentration and to manage portfolio risk. We view our role not only as providers of project finance but also as arrangers and facilitators, creating appropriate financing structures that may serve as financing and investment vehicles for a wider range of market participants.

Infrastructure Sector

In the infrastructure sector, growth is largely determined by the policy guidelines, regulatory framework, long-term sectoral viability and the reforms agenda. The telecommunications industry has been witnessing rapid growth over the last couple of years, driven primarily by the mobile telephony segment. The road sector has also witnessed significant activity, particularly on account of the highway projects of National Highway Authority of India (NHAI) which, along with large state-level projects, are expected to drive growth in the coming years as well. Going forward, we expect the airports, ports and urban infrastructure sectors, to provide significant business opportunities. In the airport sector, there are currently two green-field international airports proposed in Hyderabad and Bangalore, and ICICI Bank is playing a key role in both projects. With the corporatization of major ports, emergence of active minor ports and increasing containerization of cargo, there are promising business prospects in the port sector, especially in the area of private terminal infrastructure. We also expect investment activity in urban infrastructure in the medium term, as much-needed reforms are being initiated by the Central and various state Governments. The power sector is expected to benefit from the implementation of comprehensive reforms, driven by the recent enactment of the Electricity Act, leading to business opportunities in distribution and in select generation projects, especially hydro-based projects. ICICI Bank will focus on leveraging its origination capabilities to structure and syndicate project financing.

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Manufacturing Sector

Fiscal 2003 saw the overall investment climate in the country turning positive, with the Index of Industrial Production (IIP) recording a turnaround from the decline witnessed in the preceding two years. The manufacturing sector, accounting for a significant proportion of the IIP, recorded an improved performance in fiscal 2003, with growth in both capital goods production and consumer goods production. The buoyancy in the economy observed during fiscal 2003 resulted in a number of projects taking off in the manufacturing and core sector, particularly in the metals, transport equipment and food products segments.

Our focus in the manufacturing sector is on projects sponsored by entities that have proven ability to commit the required financial resources and implement projects successfully within planned time-frames. We also continue to implement tighter security measures, such as security interests in project contracts and escrow accounts to capture cash flows. We believe that there is significant scope for consolidation in several segments in the manufacturing sector, which presents opportunities for structuring and syndicating acquisition financing.

Special Assets Management

The Special Asset Management Group (SAMG) was formed in fiscal 1998 to build in-house specialised skills in restructuring/recovery activities, restructuring viable projects and seeking early exits from unviable projects. During fiscal 2003, the operationalization of RBI’s Corporate Debt Restructuring (CDR) forum, the enactment of the SARFAESI Act and the improvement in performance of key industrial sectors created a positive environment for asset resolution.

International Business

International business has been identified as a key growth driver for ICICI Bank. We believe that the development of a strong international presence would enable us to diversify risks across geographies, support the cross-border needs of our customers, accelerate growth and profitability and build domestic capabilities to match international standards. The initial international strategy is based on leveraging our India linkages – be it catering to the varied financial requirements of Non-resident Indians (NRIs), cross-border financing and trade requirements of Indian corporates or India-related business requirements of multinational corporations and banks.

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Business Overview

The focus of our international operations in fiscal 2003 was on capturing a significant share of NRI business and India-related trade finance volumes, developing strong correspondent banking relationships with international banks and setting up overseas operations in identified countries. The past year witnessed significant initiatives and successes in NRI services led by a strategy of innovative products, technology-enabled delivery and superior customer service. These initiatives resulted in a significant increase in NRI deposits in fiscal 2003.

Remittances recorded significant growth in fiscal 2003, driven mainly by online remittances from the US, UK, Europe, Canada and Singapore. The growth was further enabled by an expansion and deepening of correspondent relationships across the globe. During the year, ICICI Bank launched e-transfer, an online remittance product targeted at NRIs in the US. Customer service was further improved by offering multiple service channels to customers such as international toll-free service lines (in Canada, USA and UK), chat servicing and a dedicated NRI e-mail handling centre.

We have also made considerable progress during fiscal 2003 in establishing our overseas operations. ICICI Bank currently has representative offices in London and New York. The Bank has obtained regulatory approvals from RBI to upgrade its representative office in London to a subsidiary and to establish a presence in Canada, China, Singapore and the United Arab Emirates. Local country regulatory approvals have also been received for a branch in Singapore, a representative office in China and a subsidiary in the United Kingdom. Approvals from other local country regulators are awaited.

CREDIT RATING

During the year, Moody’s Investor Service upgraded ICICI Bank’s senior and subordinated long-term foreign currency debt rating to Baa3 from Ba1, making ICICI Bank the only Indian company with an investment-grade international credit rating. This is also one notch higher than the sovereign rating for India. ICICI Bank’s credit ratings as per various credit rating agencies are given below:

Agency	Rating

Moody’s Investor Service (Moody’s)	Baa3
Standard & Poor’s (S&P)	BB
Credit Analysis & Research Limited (CARE)	CARE AAA
Investment Information and Credit Rating Agency (ICRA)	LAAA

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RISK MANAGEMENT

Risk is an integral part of the banking business and ICICI Bank aims at the delivery of superior shareholder value by achieving an appropriate trade-off between risk and returns. ICICI Bank is exposed to various risks, including credit risk, market risk and operational risk. Our risk management strategy is based on a clear understanding of various risks, disciplined risk-assessment and measurement procedures and continuous monitoring. The policies and procedures established for this purpose are continuously benchmarked with international best practices. The risk management function at ICICI Bank is supported by a comprehensive range of quantitative and modelling tools developed by a dedicated risk analytics team.

The Risk, Compliance & Audit Group (RCAG) is responsible for assessment, management and mitigation of risk in ICICI Bank. This group, forming a part of the Corporate Centre, is completely independent of all business operations and is accountable to the Risk and Audit Committees of the Board of Directors. RCAG is organized into six sub-groups: Credit Risk Management Group, Market Risk Group, Credit Policies Group, Internal Audit Group, Retail Risk Group and Risk Analytics Group.

Credit Risk

Credit risk is the risk that a borrower is unable to meet its financial obligations to the lender. ICICI Bank measures, monitors and manages credit risk for each borrower and also at the portfolio level. ICICI Bank has a standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal and rating. ICICI Bank has developed internal credit rating methodologies for rating obligors as well as for products/ facilities. The rating factors in quantitative and qualitative issues and credit enhancement features specific to the transaction. The rating serves as a key input in the sanction as well as post-sanction credit processes. Credit rating, as a concept, has been well internalised within the Bank. The rating for every borrower is reviewed at least annually and for higher risk credits and large exposures at shorter intervals. Sector knowledge has been institutionalized across ICICI Bank through the availability of sector-specific information on the Intranet. Industry knowledge is constantly updated through field visits, interactions with clients, regulatory bodies and industry experts. In respect of the retail credit business, ICICI Bank has a system of centralized approval of all products and policies and monitoring of the retail portfolio. We continuously refine our retail credit parameters based on portfolio analytics.

26

Business Overview

Market Risk

Market risk is the risk of loss resulting from changes in interest rates, foreign currency exchange rates, equity prices and commodity prices. ICICI Bank’s exposure to market risk is a function of its trading and asset and liability management activities and its role as a financial intermediary in customer-related transactions. The objective of market risk management is to minimize the impact of losses due to market risks on earnings and equity capital.

Market risk policies include Asset-Liability Management (ALM) policies and policies for the trading portfolio. ALM policies are approved by the Asset-Liability Management Committee (ALCO) of the Board of Directors. ALCO’s role encompasses stipulating liquidity and interest-rate risk limits, monitoring risk levels by adherence to set limits, articulating the organization’s interest rate view and determining business strategy in the light of the current and expected business environment. These sets of policies and processes are articulated in the ALM policy. A separate set of policies for the trading portfolio address issues related to investments in various trading products and are approved by the Committee of Directors (COD) of the Board. RCAG exercises independent control over the process of market-risk management and recommends changes in processes and methodologies for measuring market risk.

Middle Office Group

ICICI Bank has a separate Middle Office Group to monitor both credit and treasury-related compliance. The Credit Middle Office Group monitors compliance with policies and terms of sanction of credit proposals.

The Treasury Middle Office Group monitors the asset-liability position under the supervision of the ALCO. It also monitors treasury activities, including determining compliance with various exposure and dealing limits, verifying the appropriateness and accuracy of various transactions, processing these transactions, tracking the daily funds position and all treasury-related management and regulatory reporting.

Interest-rate risk is measured through the use of re-pricing gap analysis and duration analysis. Liquidity risk is measured through gap analysis. ICICI Bank ensures adequate liquidity at all times through systematic funds planning and maintenance of liquid investments as well as by focusing on more stable funding sources such as retail deposits. ICICI Bank mitigates its exposure to exchange-rate risk by stipulating daily stop-loss limits and position limits.

27

Operational Risk

Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems and software or equipment, fraud, inadequate training and employee errors. We attempt to mitigate operational risk by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. The Middle Office Group monitors adherence to credit procedures. The Internal Audit Group undertakes a comprehensive audit of all business groups and other functions, in accordance with a risk-based audit plan. This plan allocates audit resources based on an assessment of the operational risks in the various businesses. ICICI Bank has been a pioneer in the implementation of a risk-based audit methodology in the Indian banking sector. The Internal Audit Group conceptualizes and implements improved systems of internal controls to minimize operational risk.

INFORMATION TECHNOLOGY

The rapidly evolving banking needs of customers in India have led to an increased focus on information-technology-dependent products and solutions with a view to better serve the consumer. ICICI Bank has identified technology as a key driver of its growth strategy and continues to leverage information technology as a strategic tool for its business operations to gain competitive advantage by offering customer convenience and improved service as well as improving productivity and efficiency.

ICICI Bank’s technology strategy emphasises enhanced levels of customer services through 24x7 availability, multi-channel banking, straight-through processing, cost efficiency through optimal use of technology-driven channels, wider and focused market reach and opportunities for cross-selling. ICICI Bank also uses technology as a tool to help it understand the customer better, so that it can customize products and services to suit customer needs. The Technology Management Group (TMG) is the focal point for ICICI Bank’s technology strategy and group-wide technology initiatives. This group reports directly to the Managing Director & CEO.

ICICI Bank is focusing on the integration of its various product and channel systems by effective use of technology. The Bank has implemented an Enterprise Application Integration (EAI)

28

Business Overview

initiative across its retail and wholesale banking business units, linking various product and delivery systems across the two groups. This initiative underpins ICICI Bank’s multi-channel customer service strategy and seeks to deliver customer-related information consistently across various access points.

In line with our commitment to offer its customers a seamless banking experience, we installed our Customer Relationship Management (CRM) software at various customer access points in fiscal 2003. The CRM software solution allows various channels to service customer needs at all touch points, and across all products. The solution has been deployed across the phone banking channel as well as a large number of branches. The solution gives a comprehensive view of the customer at the access point, enhancing understanding of customers and their needs. It optimizes processes and functions related to the customer, to enhance the efficiency and effectiveness of customer servicing. The solution also ensures that every customer request or complaint is tracked till its completion and escalated if standard turnaround times are exceeded.

HUMAN RESOURCES

In fiscal 2003, ICICI Bank continued its commitment to acquiring, developing and enhancing its human resource potential. ICICI Bank views its human capital as a key source of competitive advantage. Consequently, the development and management of human capital is an essential element of our strategy and a key management activity.

Human resources management in fiscal 2003 focused on the continuous improvement of recruitment, training and performance management processes. While ICICI Bank is India’s second-largest bank, it had just over 10,600 employees at March 31, 2003, demonstrating our unique technology-driven, productivity-focused business model.

ICICI Bank continues to be a preferred employer at leading business schools and higher education institutions across the country, offering a wide range of career opportunities across the entire spectrum of financial services. Robust ability-testing and competency-profiling tools are being used to strengthen the campus recruitment process and match the profiles of employees to the needs of the organization. In addition to campus recruitment, ICICI Bank also undertakes lateral recruitment to bring new skills, competencies and experience into the organization and meet the requirements of rapidly growing businesses. ICICI Bank also encourages cross-functional movement, enriching employees’ knowledge

29

and experience and giving them a holistic view of the organization while ensuring that the bank leverages its human capital optimally. During fiscal 2003, ICICI Bank recruited over 4,000 employees. ICICI Bank also leveraged icicibankcareers.com, its career website, with a view to build a strong alternative recruitment channel to the traditional channels.

Continuous enhancement of knowledge and skill sets is vital, given the rapidly changing business environment and the constant challenges it poses to organizations. ICICI Bank believes that building a learning organization is critical for being competitive in products and services and meeting customer expectations. ICICI Bank has built strong capabilities in training and development to build competencies. Training on products and operations is imparted through web-based training modules. ICICI Bank achieved approximately 1.5 web-based learning mandays per employee in fiscal 2003. Special programmes on functional training and leadership development to build knowledge as well as management capability are conducted at a dedicated training facility. ICICI Bank also draws from the best available training programmes and faculty, both international and domestic, to meet its training and development needs and build globally benchmarked skills and capabilities.

The performance management system at ICICI Bank is based on clearly defined performance parameters and employee empowerment for achievement of goals, reinforcing the Bank’s achievement-oriented culture. ICICI Bank also has a structured process of identifying and developing leadership potential.

ICICI Bank’s constant endeavour to implement innovative human resource practices has resulted in the creation of an exceptional pool of talent and a performance-oriented organizational culture and has imparted agility and flexibility to the organization.

ORGANIZATIONAL EXCELLENCE

ICICI Bank recognizes the importance of excellence in its business. Developing and deploying world-class skills in a variety of areas such as technology, financial engineering, transaction processing and portfolio management, credit evaluation, customer segmentation and product design, and building and maintaining deep and enduring relationships of trust with our retail and wholesale customers are two essential elements of our strategy.

In recognition of the critical importance of excellence in internal processes and delivery to customers, the Organizational Excellence Group was set up in fiscal 2002 to focus on quality

30

Business Overview

initiatives in the Bank. A Senior General Manager, who reports to the Managing Director & CEO, heads the Group. The Group is supported by a team of professionals with experience in the field of quality. The Organisational Excellence Group is engaged in institutionalizing quality in the Bank by building skills in various quality frameworks, tracking projects, reporting progress and replicating successes across the Bank. The Group has been partnering with business units in undertaking quality projects, which leverage quality for strategic change and lead to business improvement.

COMMUNITY DEVELOPMENT

At ICICI Bank, we believe that, as one of the largest participants in the financial system of the country, we need to contribute to the overall economic and social development of India. A dedicated not-for-profit group, the Social Initiatives Group (SIG) works to catalyze this effort, with the mission “to identify and support initiatives designed to improve the capacities of the poorest of the poor to participate in the larger economy”. ICICI Bank believes that ensuring health, education and access to financial services is critical for facilitating this participation. Within these, the specific areas identified for focused attention are ‘infant health at birth’, ‘elementary education’ and ‘micro-financial services’. To fulfil its mission, ICICI Bank seeks to address key knowledge and practice gaps that currently impede the achievement of national goals in these sectors. It, therefore, supports projects that are cost-effective, measurable and capable of large-scale replication, and have the potential for both near and long-term impact.

Infant Health at Birth

In this area, important initiatives in fiscal 2003 included support to the introduction of additional health workers in rural areas for improving the quality and accessibility of existing publicly provided health and nutrition services. ICICI Bank has formed a partnership with the Government of Jharkhand and NGOs such as Krishi Gram Vikas Kendra (KGVK), CARE and the Child In Need Institute (CINI) to pilot the additional health worker strategy in two blocks of the Ranchi district in Jharkhand.

Elementary Education

Our initiatives in elementary education seek to work towards maximising the number of 14-year-olds who have a basic level of education. While continuing our support to organizations

31

such as Pratham, we initiated a number of new relationships in fiscal 2003. We funded the Centre for Learning Resources, Pune to undertake a radio programme in every upper-primary municipal school in Mumbai and Delhi. The objective of this programme is to strengthen language skills of students. We also formulated a work plan with the Bhopal-based NGO, Eklavya, that specialises in teacher training and curriculum design.

Micro-Financial Services

Our micro-financial services initiative aims at maximizing access of the poor to banking, credit and insurance. A key element of our strategy is to create better interfaces between institutional financial services providers and community based organizations. In fiscal 2003, we launched an initiative with the DHAN Foundation, Madurai to develop a scalable strategy for bank linkage of self-help groups. A study for the development of a comprehensive insurance plan with the Society for Elimination of Rural Poverty (SERP) in Andhra Pradesh is currently underway.

PUBLIC RECOGNITION

During fiscal 2003, we received several prestigious awards in recognition of our business strategies, customer service levels, technology focus and human resource practices, including:

  “Bank of the Year 2002, in India” by The Banker magazine of UK;

  “Bank of the Year from the Emerging Markets” by The Banker magazine of UK;

  “Best Bank in India” by Global Finance;

  “Best Consumer Internet Bank in India” by Global Finance;

  “Best Foreign Exchange Bank in India” by Global Finance;

  India’s “Most Admired Bank 2002” in the BB-TN Sofres Mode Poll;

  “Best Managed Bank in Asia”, in a poll by Euromoney;

  “India’s Top 5 Most Respected Companies” - Business World magazine; and

  “Excellence in Retail Banking” award by Asian Banker journal.

32

Directors’ Report

To the members,

Your Directors have pleasure in presenting the Ninth Annual Report of ICICI Bank Limited with the audited statement of accounts for the year ended March 31, 2003.

FINANCIAL HIGHLIGHTS

As the Appointed Date of the merger of erstwhile ICICI Limited (ICICI), ICICI Personal Financial Services Limited (ICICI PFS) and ICICI Capital Services Limited (ICICI Capital) with the Bank was March 30, 2002, the profit & loss account for fiscal 2002 included the results of the operations of ICICI, ICICI PFS and ICICI Capital for March 30 and 31, 2002 i.e. two days only. The results for fiscal 2003 are, therefore, not comparable with the results for fiscal 2002. The financial performance for fiscal 2003 is summarised below:

Rs. billion
	Fiscal 2003	Fiscal 2002

Net interest income and other income,
excluding extraordinary items	33.91	11.67
Operating profit	13.80	5.45
Provisions & contingencies	17.91	2.87
Profit on sale of ICICI Bank shares	11.91	—
Profit after tax	12.06	2.58
Consolidated profit after tax	11.52	2.58

APPROPRIATIONS

The profit & loss account shows a profit after taxation of Rs. 12.06 billion after write-offs and provisions of Rs. 17.91 billion and after taking into account all expenses. The disposable profit is Rs. 12.25 billion, taking into account the balance of Rs. 0.19 billion brought forward from the previous year. Your Directors have recommended a dividend rate of 75% (Rs. 7.50 per equity share of Rs. 10) for the year and have appropriated the disposable profit as follows:

Rs. billion
	Fiscal 2003	Fiscal 2002

To Statutory Reserve, making in all Rs. 5.51 billion	3.02	0.65
To Investment Fluctuation Reserve,
making in all Rs. 1.27 billion	1.00	0.16
To Special Reserve created and maintained in terms
of Section 36(1)(viii) of the Income-tax Act, 1961,
making in all Rs. 11.44 billion	0.50	0.14
To Revenue and other Reserves making in all
Rs. 36.91 billion[1]	2.50	0.96

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Directors’ Report

Rs. billion
	Fiscal 2003	Fiscal 2002

Dividend for the year (proposed)
– On equity shares @ 75%	4.60	0.44
– On preference shares (Rs.)	35,000	—
– Corporate dividend tax	0.59	0.05
Leaving balance to be carried forward to the next year	0.04	0.19

1 In addition to appropriation of disposable profits, the balance in the Debenture Redemption Reserve of Rs. 0.10 billion was transferred to Revenue and other Reserves in fiscal 2003.

SUBSIDIARY COMPANIES

At March 31, 2003, ICICI Bank had twelve subsidiaries:

Domestic Subsidiaries	International Subsidiaries

ICICI Securities Limited	ICICI Bank UK Limited[1]
ICICI Venture Funds Management Company Limited	ICICI Securities Holdings Inc.[2]
ICICI Prudential Life Insurance Company Limited	ICICI Securities Inc.[3]
ICICI Lombard General Insurance Company Limited	ICICI International Limited
ICICI Home Finance Company Limited
ICICI Investment Management Company Limited
ICICI Trusteeship Services Limited
ICICI Brokerage Services Limited[2]

1 Awaiting UK regulatory approval for commencement of business

2 Subsidiary of ICICI Securities Limited

3 Subsidiary of ICICI Securities Holdings Inc.

In terms of the approval granted by the Central Government vide letter dated June 11, 2003 under Section 212(8) of the Companies Act, 1956, a copy of the balance sheet, profit & loss account, report of the Board of Directors and report of the Auditors of the subsidiary companies has not been attached to the accounts of the Bank for the year ended March 31, 2003. The Bank will make available these documents/details upon request by any member of the Bank. These documents/details will also be available on the Bank’s website. As required by Accounting Standard 21 (AS-21) issued by the Institute of Chartered Accountants of India, the Bank’s consolidated financial statements incorporate the accounts of its subsidiaries, except those of ICICI Bank UK Limited. ICICI Bank UK Limited was incorporated on February 11, 2003 and is yet to commence operations and hence, its accounts have not been drawn up.

In May 2003, the Bank acquired the entire paid-up equity share capital of Transamerica Apple Distribution Finance Private Limited. The Company is now a wholly-owned subsidiary of ICICI Bank and has been renamed as ICICI Distribution Finance Private Limited.

34

Directors’ Report

DIRECTORS

P. C. Ghosh, Chairman, General Insurance Corporation of India (GIC), which together with other Government-owned general insurance companies is among ICICI Bank’s largest domestic institutional shareholders, was appointed as an additional Director effective January 31, 2003.

M. K. Sharma was appointed as an additional Director effective January 31, 2003. He is the Vice-Chairman of Hindustan Lever Limited. He joined Hindustan Lever Limited in 1974, worked in various areas including taxation and legal and was inducted on its Board in August 1995.

P. C. Ghosh and M. K. Sharma hold office up to the date of the forthcoming Annual General Meeting as provided under Article 135 of the Articles of Association of the Bank, but are eligible for appointment.

H. N. Sinor completed his term as Joint Managing Director on May 31, 2003 and retired with effect from June 1, 2003. During his tenure, the Bank achieved several milestones, including its listing on the New York Stock Exchange (NYSE), the acquisition of Bank of Madura and the merger of ICICI with the Bank, emerging as India’s largest private sector bank and the second-largest bank in the country. The Bank pioneered technology-based banking in India under his leadership. The Board places on record its appreciation of the services rendered by him.

The Government of India had, vide its letter dated May 6, 2002, nominated S. K. Purkayastha, Additional Secretary (Financial Sector), Ministry of Finance on the Board. The Government of India had subsequently nominated D. C. Gupta, Secretary (Banking & Insurance), Ministry of Finance & Company Affairs on the Board in place of S. K. Purkayastha, effective July 19, 2002. Subsequently, Vineeta Rai, Secretary (Banking & Insurance), Ministry of Finance & Company Affairs was nominated by the Government of India effective October 31, 2002 in place of D. C. Gupta. The Government of India withdrew the nomination of Vineeta Rai and nominated Vinod Rai, Joint Secretary (IF), Banking Division in her place effective January 3, 2003. In terms of Article 128A of the Articles of Association, Vinod Rai is not liable to retire by rotation.

In terms of the provisions of the Articles of Association, Somesh R. Sathe, Anupam Puri, Marti G. Subrahmanyam and Kalpana Morparia would retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-appointment. If Kalpana Morparia is re-appointed as Director immediately on retirement by rotation, she will continue to hold her office of Executive Director and the retirement by rotation and re-appointment shall not be deemed to constitute a break in her appointment.

AUDITORS

The Auditors, N. M. Raiji & Co. and S. R. Batliboi & Co., Chartered Accountants, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on June 27-28, 2003 has proposed the appointment of S. R. Batliboi & Co., Chartered Accountants as Auditors to audit the accounts of ICICI Bank for fiscal 2004 and the approval of Reserve Bank of India (RBI) has been received vide letter dated July 4, 2003. You are requested to consider their appointment.

35

Directors’ Report

PERSONNEL

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the Annexure to the Directors’ Report.

APPOINTMENT OF NOMINEE DIRECTORS ON THE BOARD OF ASSISTED COMPANIES

ICICI had a policy of appointing nominee Directors on the Boards of certain borrower companies based on loan covenants, with a view to enable monitoring of the operations of those companies. Subsequent to the merger, ICICI Bank continues to nominate Directors on the Boards of assisted companies. Apart from the Bank’s employees, experienced professionals from the banking, government and other sectors are appointed as nominee Directors. ICICI Bank has 144 nominee Directors on the boards of 280 companies, of whom 83 are employees of the Bank. The Bank has a Nominee Director Cell for maintaining records of nominee directorships.

CORPORATE GOVERNANCE

ICICI Bank has established a tradition of best practices in corporate governance. The corporate governance framework in ICICI Bank is based on an effective independent Board, the separation of the Board’s supervisory role from the executive management and the constitution of Board Committees generally comprising a majority of independent Directors and chaired by an independent Director to oversee critical areas.

I.	Philosophy of Corporate Governance

ICICI Bank’s corporate governance philosophy encompasses not only regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, but also several voluntary practices aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

II.	Board of Directors

ICICI Bank has a broad-based Board of Directors, constituted in compliance with the Banking Regulation Act, 1949, Companies Act, 1956 and listing agreement with stock exchanges and in accordance with best practices in corporate governance. The Board functions either as a full Board or through various committees constituted to oversee specific operational areas. The Board has constituted nine committees, viz. Audit Committee, Agriculture & Small Enterprises Business Committee, Board Governance & Remuneration Committee, Business Strategy Committee, Credit Committee, Risk Committee, Share Transfer & Shareholders’/Investors’ Grievance Committee, Committee of Directors and Asset Liability Management Committee. A majority of these Board Committees are chaired by independent professional Directors, and mainly consist of independent Directors. The constitution of these Committees is given hereafter.

At March 31, 2003, the Board of Directors consisted of 19 members. There were nine meetings of the Board during fiscal 2003 – on April 12, April 24 & 26, May 3, June 21-22, July 31, September 16 and October 31 in 2002 and January 31 and March 28 in 2003. The names of Board members, their attendance at Board meetings and the number of other directorships and Board Committee memberships held by them at March 31, 2003 are given overleaf.

36

Directors’ Report

Name of Member	Board	Attendance	Number of other		Number of
	Meetings	at last AGM	Directorships		other
	attended	(September	Of Indian	Of Other	Committee[3]
	during	16, 2002)	Companies[1]	Companies[2]	Memberships
	the year
Independent non-executive Directors

Current members
N. Vaghul	9	Present	8	10	6(4)
Uday M. Chitale	8	Present	1	4	1(1)
P. C. Ghosh (w.e.f. January 31, 2003)	2	N.A.	8	3	—
Satish C. Jha	7	Present	3	—	2
Lakshmi N. Mittal (w.e.f. May 3, 2002)	4	Present	—	50	—
Anupam Puri (w.e.f. May 3, 2002)	2	Absent	5	1	6(2)
Vinod Rai (w.e.f. January 3, 2003)*	2	N.A.	4	—	1
Somesh R. Sathe	8	Present	—	3	—
R. Seshasayee (w.e.f. May 3, 2002)	7	Present	7	1	6(1)
M. K. Sharma (w.e.f. January 31, 2003)	2	N.A.	7	1	5(1)
P. M. Sinha	7	Present	3	2	2
Marti G. Subrahmanyam (w.e.f.
May 3, 2002)**	2	Absent	1	6	2(1)

Members who ceased to be
Directors during the year
B. V. Bhargava (up to April 26, 2002)	2	N.A.	N.A.	N.A.	N.A.
R. Rajamani (up to April 26, 2002)	1	N.A.	N.A.	N.A.	N.A.
D. Sengupta (up to June 30, 2002)	—	N.A.	N.A.	N.A.	N.A.
S. K. Purkayastha (up to July 18, 2002)*	—	N.A.	N.A.	N.A.	N.A.
D. C. Gupta (July 19, 2002 up to
October 30, 2002)*		Absent	N.A.	N.A.	N.A.
Vineeta Rai (October 31, 2002 up to
January 2, 2003)*	—	N.A.	N.A.	N.A.	N.A.

Wholetime Directors
K. V. Kamath***	9	Present	4	5	—
H. N. Sinor	9	Present	2	—	—
Lalita D. Gupte***	9	Present	4	—	2
Kalpana Morparia (w.e.f. May 3, 2002)	7	Present	6	—	5
S. Mukherji (w.e.f. May 3, 2002)	7	Present	2	—	2(1)
Chanda Kochhar	9	Present	2	—	1(1)
Nachiket Mor	8	Present	2	2	—

[1]	Includes companies as per the provisions of Section 278 of the Companies Act, 1956.

[2]	Includes foreign companies and other companies that are excluded as per the provisions of Section 278 of the Companies Act, 1956.

[3]	Includes the Audit Committee, the Share Transfer & Shareholders’/Investors’ Grievance Committee and the Board Governance & Remuneration Committee. Bracketed figures indicate Committee Chairmanships.

*	Nominee of Government of India.

**	Participated in three meetings through tele-conference.

***	As wholetime Director effective May 3, 2002.

37

Directors’ Report

III.	Audit Committee

Terms of Reference

The Audit Committee provides direction to the audit and risk management function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include the overseeing of the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and fixation of their remuneration, review of the annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with the inspection and audit reports of RBI and reports of statutory auditors, review of the findings of internal investigations, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders.

Composition

The Audit Committee comprises three independent Directors and is chaired by R. Seshasayee. RBI guidelines stipulate that this Committee must meet at least six times in a financial year. There were six meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

R. Seshasayee, Chairman	6
Uday M. Chitale	5
Somesh R. Sathe	5

IV.	Agriculture & Small Enterprises Business Committee

Terms of Reference

The functions of the Committee include review of the business strategy of the Bank in the agri-business and small enterprises segments and review of the quality of the agricultural lending and small enterprises finance credit portfolio.

Composition

The Agriculture & Small Enterprises Business Committee was constitued by the Board effective July 1, 2003. The Committee comprises five independent Directors, viz. N. Vaghul, Satish C. Jha, Somesh R. Sathe, P. M. Sinha and M. K. Sharma. N. Vaghul is the Chairman of the Committee.

V.	Board Governance & Remuneration Committee

Terms of Reference

The functions of the Board Governance & Remuneration Committee include recommendation of appointments to the Board, evaluation of the performance of the Managing Director & CEO, the Board and individual members on pre-determined parameters, recommendation to the Board of the remuneration

38

Directors’ Report

(including performance bonus and perquisites) to wholetime Directors, approval of the policy for and quantum of bonus payable to the members of the staff, the framing of guidelines for the Employees Stock Option Scheme, recommendation of grant of stock options to the staff and wholetime Directors of ICICI Bank and its subsidiary companies and formulation of a code of ethics and governance.

Remuneration Policy

The Board Governance & Remuneration Committee has the power to determine and recommend to the Board the amount of remuneration, including performance/achievement bonus and perquisites, payable to the wholetime Directors. The recommendations of the Committee were based on evaluation of the wholetime Directors on certain parameters, as laid down by the Board as part of the self-evaluation process.

The following are the details of remuneration (including perquisites, bonus and retiral benefits) paid and stock options granted to wholetime Directors in fiscal 2003:

	K.V.	H.N.	Lalita	Kalpana	S.	Chanda	Nachiket
	Kamath	Sinor	Gupte	Morparia	Mukherji	Kochhar	Mor

Break-up of Remuneration
(Rupees)
– Basic	4,800,000	3,000,000	3,600,000	2,520,000	2,520,000	2,100,000	2,100,000
– Performance bonus for
fiscal 2003#	4,800,000	3,000,000	3,600,000	2,520,000	2,520,000	2,100,000	2,100,000
– Allowances and perquisites ..	843,387	680,400	2,519,789	3,912,252@	2,061,868	1,004,810	2,019,641
– Provident fund	576,000	360,000	432,000	302,400	302,400	252,000	252,000
– Gratuity	399,840	249,900	299,880	209,916	209,916	174,930	174,930
– Superannuation	720,000	450,000	540,000	378,000	378,000	315,000	315,000
Stock Options
– Fiscal 2003	120,000	100,000	110,000	100,000	100,000	80,000	80,000
– Fiscal 2002	120,000*	100,000	110,000*	100,000*	100,000*	80,000	80,000
– Fiscal 2001	60,000*	56,250	55,000*	30,000*	30,000*	30,000*	30,000*

# Approved by the Board and to be paid on appoval by RBI.

@ Includes leave and leave-travel-allowance encashment of Rs. 3,129,000.

* Options awarded by ICICI and converted into ICICI Bank options as per the Scheme of Amalgamation.

Perquisites (evaluated as per Income-tax Rules wherever applicable and at actual cost to the Company otherwise) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, personal insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof; medical reimbursement, leave and leave-travel concession, education benefits, provident fund, superannuation fund and gratuity, were provided in accordance with the scheme(s) and rule(s) applicable from time to time. If accommodation owned by the Bank was not provided, the wholetime Director concerned was eligible for house rent allowance of Rs. 50,000 per month and maintenance of accommodation including furniture, fixtures and furnishings, as may have been provided by the Bank.

The non-executive Directors, except the nominee Directors of Government of India were paid sitting fees of Rs. 5,000 per meeting of the Board or Committee attended by them.

39

Directors’ Report

Composition

The Board Governance & Remuneration Committee comprises four independent Directors and is chaired by N. Vaghul. There were two meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

N. Vaghul, Chairman	2
R. Seshasayee (w.e.f. June 30, 2002)	2
P. M. Sinha	1
D. Sengupta (up to June 30, 2002)	Not Applicable
Anupam Puri (w.e.f. March 28, 2003)	Not Applicable

VI.	Business Strategy Committee

Terms of Reference

The function of the Committee is to approve the annual income and expenditure and capital expenditure budgets for presentation to the Board for final approval and to review and recommend to the Board the business strategy of ICICI Bank.

Composition

The Business Strategy Committee comprises five Directors. It is chaired by N. Vaghul and a majority of its members are independent Directors. There was one meeting of the Committee during the year. The details of composition of the Committee and attendance at the meeting are given below:

Name of Member	Number of Meetings attended

N. Vaghul, Chairman	1
Anupam Puri	—
R. Seshasayee	1
P. M. Sinha	—
K. V. Kamath	1

VII.	Credit Committee

Terms of Reference

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per authorisation approved by the Board.

Composition

The Credit Committee comprises four Directors. It is chaired by N. Vaghul and a majority of its members are independent Directors. There were six meetings of the Committee during the year.

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Directors’ Report

The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

N. Vaghul, Chairman	6
Satish C. Jha	4
Somesh R. Sathe	5
K. V. Kamath	6

VIII.	Risk Committee

Terms of Reference

The Committee reviews ICICI Bank’s risk management policies in relation to various risks (portfolio, liquidity, interest-rate, off-balance sheet and operational risks), investment policies and strategy, and regulatory and compliance issues in relation thereto.

Composition

The Risk Committee comprises four Directors. It is chaired by N. Vaghul and a majority of its members are independent Directors. There were four meetings of the Committee during the year. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

N. Vaghul, Chairman	4
Uday M. Chitale	3
Marti G. Subrahmanyam	4
K. V. Kamath	2

IX.	Share Transfer & Shareholders’/Investors’ Grievance Committee

Terms of Reference

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity and preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, including those under stock options, review and redressal of shareholders’ and investors’ complaints, the opening and operation of bank accounts for payment of interest and dividend and the listing of securities on stock exchanges.

Composition

The Share Transfer & Shareholders’/Investors’ Grievance Committee comprises four Directors and is chaired by Uday Chitale, an independent Director. There were 13 meetings of the Committee during the year.

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Directors’ Report

The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

Uday M. Chitale, Chairman	12
Somesh R. Sathe	11
H. N. Sinor	12
Kalpana Morparia	9

Chanda D. Kochhar has been appointed as a Member of the Committee effective June 1, 2003 in place of H. N. Sinor.

Jyotin Mehta, General Manager & Company Secretary, is the Compliance Officer. Of the total of 3,468 shareholders’ complaints received in fiscal 2003, 3,452Lcomplaints were processed to the satisfaction of shareholders. At March 31, 2003, 16Lcomplaints were pending. No applications were pending for transfer of shares as on March 31, 2003.

Prior to its dissolution on May 3, 2002, the Share Transfer Committee of ICICI Bank prior to the merger had met five times. The details of composition of the Committee and attendance at its meetings are given below:

Name of Member	Number of Meetings attended

H. N. Sinor	5
Lalita D. Gupte	3
Chanda D. Kochhar	5
Nachiket Mor	3

X.	Committee of Directors

Terms of Reference

The powers of the Committee include review of performance against targets for various business segments and credit approvals as per authorisation approved by the Board, borrowing and treasury operations and premises and property related matters.

Composition

The Committee of Directors consists of all the wholetime Directors and is chaired by K. V. Kamath, Managing Director & CEO.

XI.	Asset Liability Management Committee

Terms of Reference

The functions of the Committee include management of the balance sheet of the Bank, review of the asset-liability profile of the Bank with a view to manage the market risk exposure assumed by the Bank and deciding the deposit rates and Prime Lending Rates (PLR) of the Bank.

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Directors’ Report

Composition

The Asset Liability Management Committee consists of five wholetime Directors and is chaired by Lalita D. Gupte, Joint Managing Director.

XII.	General Body Meetings

The details of General Body Meetings held in the last three years are given below:

General Body Meeting	Day & Date	Time	Venue

Fourth Extraordinary	Monday,	3.00 p.m.	Professor Chandravadan Mehta
General Meeting	February 21, 2000		Auditorium, General Education
Centre, Opposite D. N. Hall
Sixth Annual	Monday,	3.00 p.m.	Ground, The Maharaja Sayajirao
General Meeting	May 29, 2000		University, Pratapgunj, Vadodara
390 002

Fifth Extraordinary	Friday,	12.30 p.m.	Central Gujarat Chamber of
General Meeting	January 19, 2001		Commerce Auditorium, Second
Floor, Vanijya Bhavan, Race
Seventh Annual	Monday,	3.00 p.m.	Course Circle, Vadodara 390 007
General Meeting	June 11, 2001

Sixth Extraordinary	Friday,	3.00 p.m.
General Meeting	January 25, 2002

Eighth Annual	Monday,	2.00 p.m.	Professor Chandravadan Mehta
General Meeting	September 16, 2002		Auditorium, General Education
Centre, Opposite D. N. Hall Ground,
The Maharaja Sayajirao University,
Pratapgunj, Vadodara 390 002

The procedure of postal ballot was carried out for the Special Resolution relating to amendment to the Object Clause of the Memorandum of Association. Jayesh Gandhi, Partner of N. M. Raiji & Co., Chartered Accountants, was appointed Scrutinizer for conducting the postal ballot process. Notice was sent to 6,06,400 shareholders with the last date for receiving the postal ballot forms by the Scrutinizer as September 11, 2002 and, till that date, 45,572 forms were received. According to the Scrutinizer’s Report, 42,843 equity shareholders (excluding 2,729 invalid forms), representing 26,85,94,550 equity shares had cast their votes. 41,052 equity shareholders holding 26,84,27,807 equity shares had voted in favour of the Resolution and 1,791 equity shareholders holding 1,66,743 equity shares had voted against the Resolution. The results of the postal ballot were announced at the Eighth Annual General Meeting of the Bank held on September 16, 2002.

No Resolutions are proposed to be voted on through postal ballot this year.

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Directors’ Report

XIII.	Disclosures

1.	There were no materially significant transactions with related parties i.e. promoters, Directors or the Management, their subsidiaries or relatives, conflicting with the Bank’s interests.

2.	There were no instances of non-compliance in respect of any matter related to the capital markets, during the last three years.

XIV.	Means of Communication

It is ICICI Bank’s belief that all stakeholders should have access to complete information regarding its position to enable them to accurately assess its future potential. ICICI Bank disseminates information on its operations and initiatives on a regular basis. The ICICI Bank website (www.icicibank.com) serves as a key awareness facility for all its stakeholders, allowing them to access information at their convenience. It provides comprehensive information on ICICI Bank’s strategy, business segments, financial performance, operational performance, share-price movements and displays the latest press releases. ICICI Bank’s dedicated investor relations personnel respond to specific queries and play a proactive role in disseminating information to both analysts and investors. In accordance with Securities and Exchange Board of India (SEBI) and Securities Exchange Commission (SEC) guidelines, all information which could have a material bearing on ICICI Bank’s share price is released at the earliest through leading domestic and global wire agencies. ICICI Bank also circulates its half-yearly results to all its shareholders. As required by SEBI and the listing agreements, ICICI Bank has been filing its financial and other information on the Electronic Data Information Filing and Retrieval (EDIFAR) website maintained by National Informatics Centre (NIC) from July 2002.

ICICI Bank’s quarterly financial results are published in the Financial Express (Ahmedabad, Bangalore, Chandigarh, Chennai, Delhi, Kochi, Kolkata and Mumbai editions) and in Sandesh/Vadodara Samachar (Vadodara). The financial results, official news releases and presentations are also displayed on the website.

The Management’s Discussion & Analysis forms part of the Annual Report.

XV.	General Shareholder Information

Ninth Annual General Meeting

Date		Time	Venue

Monday, August 25, 2003		2.00 p.m.	Professor Chandravadan Mehta Auditorium, General
Education Centre, Opposite D. N. Hall Ground, The Maharaja
Sayajirao University, Pratapgunj, Vadodara 390 002

Financial Calendar	:	April 1 to March 31

Book Closure	:	August 6, 2003 to August 25, 2003

Dividend Payment Date	:	On and from August 26, 2003

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Directors’ Report

Listing on Stock Exchanges (with stock code)

Stock Exchange	Code for ICICI Bank

Vadodara Stock Exchange Limited (Regional)[1]	32174
Fortune Towers, Sayajigunj, Post Box No. 2547, Vadodara 390 005
The Stock Exchange, Mumbai	32174
Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai 400 001
National Stock Exchange of India Limited	EQ
Exchange Plaza, Bandra-Kurla Complex Bandra (East), Mumbai 400 051
The Calcutta Stock Exchange Association Limited[1]	19268
7, Lyons Range, Kolkata 700 001
The Delhi Stock Exchange Association Limited[1]	009187
DSE House, 3/1 Asaf Ali Road, New Delhi 110 002
Madras Stock Exchange Limited[1]	IBCL
‘Exchange Building’, Post Box No. 183, 11, Second Line Beach, Chennai 600 001
New York Stock Exchange (American Depositary Receipts)[2]	IBN
11, Wall Street, New York, NY 10005, United States of America

[1] Proposed to be delisted.

[2] Each American Depositary Receipt (ADR) of ICICI Bank represents two underlying equity shares.

ICICI Bank has paid annual listing fees for fiscal 2004 on its capital to all the stock exchanges where its securities are listed.

Market Price Information

The reported high and low closing prices and volume of equity shares of ICICI Bank traded during fiscal 2003 on the Stock Exchange, Mumbai (BSE) and National Stock Exchange (NSE) are given in the following table :

Month	BSE			NSE			Total
							volume on
	High	Low	Volume	High	Low	Volume	BSE and
	(Rs.)	(Rs.)		(Rs.)	(Rs.)		NSE

April 2002	131.40	111.05	1,319,327	131.50	111.00	2,509,386	3,828,713
May 2002	152.00	111.60	4,302,055	154.95	111.50	7,807,728	12,109,783
June 2002	164.50	133.50	4,455,797	164.40	133.15	8,430,066	12,885,863
July 2002	157.25	135.10	4,025,396	158.40	134.30	9,599,213	13,624,609
August 2002	145.50	131.10	2,116,953	145.85	130.10	4,426,936	6,543,889
September 2002	147.80	130.00	109,731,418	147.50	131.50	7,695,637	117,427,055
October 2002	145.75	122.25	4,004,941	145.60	122.70	7,195,466	11,200,407
November 2002	140.00	109.25	9,189,715	141.10	109.40	16,611,040	25,800,755
December 2002	153.20	130.20	6,361,098	153.45	130.00	14,996,542	21,357,640
January 2003	155.65	131.55	10,669,806	155.95	131.65	19,187,571	29,857,377
February 2003	152.80	139.50	5,330,486	153.00	135.00	12,455,504	17,785,990
March 2003	152.40	132.00	8,365,877	152.10	132.00	13,172,746	21,538,623
Fiscal 2003	164.50	109.25	169,872,869	164.40	109.40	124,087,835	293,960,704

Source: BSE and NSE

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Directors’ Report

The reported high and low closing prices and volume of ADRs of ICICI Bank traded during fiscal 2003 on the New York Stock Exchange (NYSE) are given below:

Month	High (US$)	Low (US$)	Number of ADRs traded

April 2002	6.60	4.92	46,922
May 2002	8.06	4.89	129,177
June 2002	8.31	6.28	118,320
July 2002	7.54	5.74	94,931
August 2002	6.80	5.40	134,327
September 2002	6.56	5.52	100,905
October 2002	6.28	5.60	102,108
November 2002	6.15	4.70	269,280
December 2002	7.00	5.60	147,219
January 2003	7.15	6.06	121,766
February 2003	7.15	6.63	121,026
March 2003	7.17	6.20	113,485
Fiscal 2003	8.31	4.70	1,499,466

Source: Yahoo Finance

The performance of the ICICI Bank equity share relative to the BSE Sensitive Index (Sensex) is given in the following chart:

Share Transfer System

ICICI Bank’s investor services are handled by ICICI Infotech Limited (ICICI Infotech). ICICI Infotech operates in the following main areas of business: software consultancy and development, IT-enabled services, IT infrastructure and network and facilities management services. ICICI Infotech has received the ISO 9001 certification for its transaction processing activities.

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Directors’ Report

As per SEBI guidelines, ICICI Bank shares are being traded only in dematerialised form. During the year, 3,682,781 shares of ICICI Bank were transferred into electronic mode, involvingL30,340 certificates. At March 31, 2003 about 96.11% of ICICI Bank’s paid-up equity (including equity shares represented by ADRs constituting 26.10% of the paid-upLequity share capital) comprisingL589,219,692 shares had been dematerialised.

Physical share transfers are registered and returned typically, within a period of, seven days from the date of receipt, if the documents are correct and valid in all respects. A letter is sent to the shareholder giving an option to receive shares in physical or dematerialised mode. A period of 30 days is given to the shareholder for sending his intimation. The shareholder then receives the shares in the form he exercises his option for. No applications for transfer of equity shares were pending as on March 31, 2003.

The number of shares of ICICI Bank transferred during the last three years is given below:

	Fiscal 2001	Fiscal 2002	Fiscal 2003

Number of transfer deeds	7,703	2,114	8,140
Number of shares transferred	811,600	315,038	1,126,355

As required under Clause 47(c) of the listing agreements entered into by ICICI Bank with stock exchanges, a half-yearly certificate is being obtained from a firm of practising Company Secretaries, in regard to, inter alia, effecting transfer, transmission, sub-division, consolidation, renewal and exchange of equity shares and bonds in the nature of debentures within one month of their lodgement. The certificates are forwarded to stock exchanges where the equity shares are listed within 24 hours of issuance and also placed before the Board.

In terms of SEBI’s circular no. D&CC/FITTC/CIR-16 dated December 31, 2002, a Secretarial Audit is being conducted on a quarterly basis by a firm of Chartered Accountants, for the purpose of, inter alia, reconciliation of the total admitted equity share capital with the depositories and in the physical form with the total issued/paid-up equity capital of ICICI Bank. Certificates issued in this regard are placed before the Share Transfer & Shareholders’/Investors’ Grievance Committee and forwarded to stock exchanges where the equity shares of ICICI Bank are listed.

For any share-related queries, please call ICICI Infotech at +91-22-5592 8000, fax your query +91-22-5591 2480/81 or email to investor@icicibank.com.

Registrar and Transfer Agents

The Registrar and Transfer Agents of ICICI Bank is ICICI Infotech Limited. Investor services related queries may be directed to T. V. Rangaswami at either of the addresses below:

ICICI Infotech Limited	ICICI Infotech Limited
International Infotech Park	Maratha Mandir Annexe, Maratha Mandir
Tower 5, 4th Floor	Dr. A. R. Nair Road
Navi Mumbai 400 705, Maharashtra	Near Mumbai Central Station
Tel.: +91-22-5592 8000	Mumbai 400 008
Fax: +91-22-5591 2480/81

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Directors’ Report

Queries relating to the operational and financial performance of ICICI Bank may be addressed to:

Rakesh Jha / Anindya Banerjee ICICI Bank Limited ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051 Tel.: +91-22-2653 1414, Fax: +91-22-2653 1175, E-mail: ir@icicibank.com

Information on Shareholding

Shareholding pattern of ICICI Bank at March 31, 2003

Shareholder Category	Shares	% holding

Deutsche Bank Trust Company Americas
(as Depositary for ADR holders)	160,022,118	26.10
FIIs and NRIs	236,644,243	38.60
Insurance Companies	94,714,564	15.45
Bodies Corporate	30,258,750	4.94
Unit Trust of India – I & II	20,341,225	3.32
Banks and Financial Institutions	6,579,125	1.07
Mutual Funds	8,720,080	1.42
Individuals	55,754,299	9.10

Total	613,034,404	100.00

Shareholders of ICICI Bank with more than one per cent holding at March 31, 2003

Name of the Shareholder	Number of	% to Total
	Shares	Number of Shares

Deutsche Bank Trust Company Americas
(as Depositary for ADR holders)	160,022,118	26.10
Life Insurance Corporation of India	50,948,413	8.31
Orcasia Limited	46,231,626	7.54
Government of Singapore*	42,478,330	6.93
Bajaj Auto Limited	21,519,880	3.51
Unit Trust of India – I & II	20,341,225	3.32
M and G Investment Management Limited	18,980,477	3.10
The New India Assurance Company Limited	17,276,695	2.82
Emerging Markets Growth Fund Inc.	13,193,690	2.15
General Insurance Corporation of India	9,881,295	1.61
National Insurance Company Limited	8,425,659	1.37
Templeton Inv. Counsel LLC A/c Templeton foreign equity series	6,433,958	1.05
Emerging markets management LLC A/c EMSAF Mauritius	6,181,821	1.01

* Government of Singapore comprises:
Government of Singapore	26,373,458	4.30
Monetary Authority of Singapore-J	7,417,350	1.21
Monetary Authority of Singapore	4,790,568	0.78
Monetary Authority of Singapore-B	3,057,566	0.50
Government of Singapore Investment Corporation A/c
Government of Singapore-E	839,388	0.14

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Directors’ Report

Distribution of shareholding of ICICI Bank at March 31, 2003

Range	Number of Folios	% of total	Number of shares	% of total

Up to 1,000	564,492	99.14	45,992,798	7.50
1,001-5,000	4,066	0.72	7,870,906	1.28
5,001-10,000	341	0.06	2,399,332	0.39
10,001-50,000	253	0.04	5,272,716	0.86
50,001 & above	250	0.04	551,498,652	89.97

Total	569,402	100.00	613,034,404	100.00

Outstanding GDRs/ADRs/Warrants or any Convertible Debentures, conversion date and likely impact on equity

ICICI Bank has about 80 million ADRs (equivalent to about 160 million equity shares) outstanding, which constitute 26.10% of ICICI Bank’s total equity capital. Currently, there are no convertible debentures outstanding except Euro Convertible Bonds (ECB) issued by ICICI amounting to USD 0.40 million outstanding as on March 31, 2003. As per the terms of the ECB agreement, the bondholder has a right to convert the bond into fully-paid non-assessable shares at any time during the conversion period which began on January 2, 1994 and would end at the close of business on March 1, 2004. The last date of redemption of the outstanding ECBs is April 1, 2004. The impact of conversion of ECBs on equity will be insignificant.

Plant Locations – Not applicable

Address for Correspondence

Jyotin Mehta
General Manager & Company Secretary
ICICI Bank Limited
ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051
Tel.: +91-22-2653 1414, Fax: +91-22-2653 1122, E-mail: jyotin.mehta@icicibank.com

A majority of the non-mandatory requirements with respect to corporate governance have also been complied with.

COMPLIANCE CERTIFICATE OF THE AUDITORS

ICICI Bank has annexed to this report a certificate obtained from the statutory auditors, viz. N. M. Raiji & Co. and S. R. Batliboi & Co., Chartered Accountants, regarding compliance of conditions of corporate governance as stipulated in clause 49 of the listing agreement.

EMPLOYEE STOCK OPTION SCHEME

Since fiscal 2000, ICICI Bank has instituted an Employee Stock Option Scheme (ESOS) to enable its employees, including wholetime Directors, to participate in the future growth and financial success of the Bank. As per

49

Directors’ Report

the ESOS as amended by the Scheme of Amalgamation of ICICI, ICICI PFS and ICICI Capital with ICICI Bank, the maximum number of options granted to any employee is limited to 0.05% of ICICI Bank’s issued equity shares at the time of the grant, and the aggregate of all such options is limited to 5% of ICICI Bank’s issued equity shares after the merger of ICICI with ICICI Bank. The options vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of grant. The options can be exercised within ten years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of the options is the closing market price on the stock exchange which records the highest trading volume on the date of grant.

On the basis of the recommendation of the Board Governance & Remuneration Committee, the Board at its meeting on April 25, 2003 approved a grant of 7.3 million options for fiscal 2003 to eligible employees (including wholetime Directors). Each option confers on the employee a right to apply for one equity share of Rs. 10 of ICICI Bank at Rs. 132.05, the closing market price on the date of the grant on the National Stock Exchange, which recorded the highest trading volume on that date.

The total number of shares of ICICI Bank covered by the ESOS as approved by the shareholders is 30,651,720. The particulars of options granted by ICICI Bank as at June 27, 2003 are given below:

Options granted	21,248,975
Options vested	6,260,605
Options exercised	22,970
Options forfeited/lapsed	1,289,350
Extinguishment or modification of options	—
Amount realised by sale of options	3,578,812
Total number of options in force	19,936,655

Options granted by ICICI Bank to senior managerial personnel for fiscal 2003 are as follows: K. V. Kamath –1,20,000, H. N. Sinor – 100,000, Lalita Gupte – 110,000, Kalpana Morparia – 100,000, S. Mukherji – 100,000, Chanda Kochhar – 80,000, Nachiket Mor – 80,000, Ramni Nirula 75,000, Balaji Swaminathan – 75,000 and P. H. Ravikumar – 44,000. No employee has a grant, in any one year, of options amounting to 5% or more of total options granted during that year. No employee was granted options during any one year equal to or exceeding 0.05% of the issued capital of ICICI Bank at the time of the grant.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm:

1.	that in the preparation of the annual accounts, the applicable accounting standards have been followed, along with proper explanation relating to material departures;

2.	that they have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank at the end of the financial year and of the profit or loss of the Bank for that period;

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Directors’ Report

3.	that they have taken proper and sufficient care for the maintenance of adequate accounting records, in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956 for safeguarding the assets of the Bank and for preventing and detecting fraud and other irregularities; and

4.	that they have prepared the annual accounts on a going-concern basis.

ACKNOWLEDGEMENTS

ICICI Bank is grateful to the Government of India, RBI and SEBI, for their continued co-operation, support and advice. ICICI Bank is thankful to the domestic and international banking community, rating agencies and stock exchanges for their support in resource mobilisation.

ICICI Bank would also like to take this opportunity to express sincere thanks to its valued clients and customers, including depositors and bondholders, for their continued patronage. The Directors express their deep sense of appreciation to all employees, who continue to display outstanding professionalism and commitment, enabling the organisation to achieve market leadership in its business operations and to operate successfully as a universal bank. Finally, the Directors wish to express their gratitude to the Members for their continued trust and support.

For and on behalf of the Board

Place : Mumbai	N. VAGHUL
Date : July 11, 2003	Chairman

AUDITORS’ CERTIFICATE ON CORPORATE GOVERNANCE

To the Members of ICICI Bank Ltd.

We have examined the compliance of conditions of corporate governance by ICICI Bank Ltd. for the year ended on March 31, 2003, as stipulated in clause 49 of the Listing Agreement of the said Bank with stock exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Bank for ensuring the compliance the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Bank has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievance is pending for a period exceeding one month against the Bank as per records maintained by the Shareholders/Investors Grievance Committee.

We further state that such compliance is neither an assurance as to the future viability of the Bank nor efficiency or effectiveness with which the management has conducted the affairs of the Bank.

For N. M. RAIJI & CO.	For S. R. BATLIBOI & CO.
Chartered Accountants	Chartered Accountants

JAYESH M. GANDHI	per VIREN H. MEHTA
Partner	a Partner

Mumbai: April 25, 2003

51

Management’s Discussion & Analysis

FINANCIALS AS PER INDIAN GAAP

The Appointed Date for the merger of erstwhile ICICI Limited (ICICI) and two of its wholly-owned subsidiaries, ICICI Personal Financial Services Limited (ICICI PFS) and ICICI Capital Services Limited (ICICI Capital) with ICICI Bank (“the merger”) was March 30, 2002. Accordingly, ICICI Bank’s profit and loss account for fiscal 2003 includes the full impact of the merger, whereas the Bank’s profit and loss account for fiscal 2002 included the results of operations of ICICI, ICICI PFS and ICICI Capital for only two days i.e. March 30 and 31, 2002. ICICI Bank’s profit and loss account for fiscal 2003 is therefore not comparable with the profit and loss account for fiscal 2002.

ICICI Bank’s operating profit (profit before provisions and tax, excluding gain on sale of ICICI Bank shares) increased to Rs. 13.80 billion in fiscal 2003 as compared to Rs. 5.45 billion in fiscal 2002. During fiscal 2003, the ICICI Bank Shares Trust divested 101.4 million shares of the Bank (transferred to the Trust by ICICI prior to the merger in accordance with the Scheme of Amalgamation) to strategic and institutional investors, resulting in capital gains of Rs. 11.91 billion for the Bank. During fiscal 2003, the Bank made total provisions and write-offs (including accelerated/ additional provisions and write-offs against loans and investments, primarily relating to ICICI’s portfolio) of Rs. 17.91 billion. On account of deferred tax asset arising out of provisions made in fiscal 2003 and utilisation of fair value provisions against ICICI’s portfolio created at the time of the merger and after taking into account the tax charge for the period, there was a net credit of Rs. 4.26 billion on account of Income tax. Profit after tax for fiscal 2003 was Rs. 12.06 billion compared to Rs. 2.58 billion for fiscal 2002.

Operating Results Data

Rs. billion
	Fiscal 2002	Fiscal 2003
Interest income	21.52	93.68
Interest expenditure	15.59	79.44
Net interest income	5.93	14.24
Non-interest income	5.75	19.67
– Fee income[1]	2.72	8.47
– Treasury income[2]	2.92	4.47
– Lease income	0.11	5.37
– Others	—	1.36
Operating income	11.68	33.91
Operating expense	5.98	15.35
Direct Marketing Agent (DMA) expense[3]	0.14	1.62
Lease depreciation	0.11	3.14
Operating profit	5.45	13.80
Profit on sale of ICICI Bank shares	—	11.91
Provisions (including additional/accelerated provisions),
net of write-backs	2.55	17.91
Tax, net of deferred tax	0.32	(4.26)
Profit after tax	2.58	12.06

1 Includes merchant foreign exchange income.

2 Excludes merchant foreign exchange income.

3 Other than on auto loans, which is reduced from the interest income.

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Management’s Discussion & Analysis

Net Interest Income and Spread Analysis

Rs. billion, except percentages
	Fiscal 2002	Fiscal 2003
Average interest-earning assets	222.39	905.16
Interest income	21.52	92.39[1]
Average interest-bearing liabilities	207.37	891.62
Total interest expenses	15.59	79.44
Net interest income	5.93	12.95
Net interest margin	2.67%	1.43%
Average yield (1)	9.68%	10.21%
Average cost of funds (2)	7.52%	8.91%
Average cost of deposits	7.28%	6.77%
Yield spread (1) – (2)	2.16%	1.30%

1 Excluding dividend income of Rs. 1.29 billion.

The total interest income increased to Rs. 92.39 billion (excluding all dividend income) in fiscal 2003 compared to Rs. 21.52 billion in fiscal 2002, due to an increase in the average volume of interest-earning assets to Rs. 905.16 billion in fiscal 2003 from Rs. 222.39 billion in fiscal 2002. The yield on average interest earning assets was 10.21% for fiscal 2003 compared to 9.68% for fiscal 2002. The increase in yield was primarily on account of the higher-yielding loan portfolio of ICICI transferred to the Bank on merger. This was offset by the increase in lower-yielding Government securities portfolio and cash reserves with RBI, in compliance with Statutory Liquidity Ratio (SLR) and Cash Reserve Ratio (CRR) requirements on ICICI’s outstanding liabilities transferred to the Bank on merger. The average volume of investment in Government securities increased by about Rs. 161.50 billion to Rs. 246.19 billion in fiscal 2003. ICICI Bank reduces the amortisation of premium on SLR investments in the “Held-to-Maturity” category from the interest income. This amortisation charge was Rs. 1.36 billion for fiscal 2003. ICICI Bank also reduces Direct Marketing Agent (DMA) commissions on auto loans from the interest income. These commissions are expensed upfront and not amortised. The auto DMA commissions reduced from the interest income in fiscal 2003 were Rs. 1.57 billion. Interest income also includes Rs. 0.24 billion of interest on Income-tax refund.

During fiscal 2003, the Bank adopted a new accounting policy for non-accrual of income on certain loans, including assistance to projects under implementation where the implementation has been significantly delayed and, in the opinion of the management, significant uncertainties exist as to the final financial closure and/or date of completion of the project; although such non-accrual is not required by RBI norms. Dividend income (other than from subsidiaries) of Rs. 1.29 billion (including Rs. 0.53 billion of dividend income from mutual fund units) is included in interest income in accordance with RBI norms, but is excluded for the purpose of spread analysis.

53

Management’s Discussion & Analysis

Aggregate interest expense increased to Rs. 79.44 billion in fiscal 2003 from Rs. 15.59 billion in fiscal 2002, due to increase in average interest bearing liabilities to Rs. 891.62 billion for fiscal 2003 from Rs. 207.37 billion for fiscal 2002 and increase in total cost of funds to 8.91% in fiscal 2003 from 7.52% in fiscal 2002. The increase in cost of funds was primarily due to the impact of the higher-cost borrowings of ICICI transferred to the Bank on merger. This was partially offset by the repayment of Rs. 224.00 billion of ICICI’s liabilities and reduction in the cost of deposits. The average cost of deposits declined to 6.77% for fiscal 2003 from 7.28% for fiscal 2002.

ICICI Bank’s net interest margin and yield spread were adversely impacted by the large investments made in Government securities and cash balances with RBI in the latter half of fiscal 2002 to comply with SLR and CRR requirements on ICICI’s outstanding higher-cost liabilities transferred to the Bank on merger. The yield spread decreased by 86 basis points to 1.30% in fiscal 2003 from 2.16% in fiscal 2002.

Non-Interest Income

Non-interest income increased to Rs. 19.67 billion in fiscal 2003 as compared to Rs. 5.75 billion in fiscal 2002. The components of non-interest income are discussed below:

Fee Income

Fee income increased to Rs. 8.47 billion in fiscal 2003 as compared to Rs. 2.72 billion in fiscal 2002. Retail banking fee income increased to Rs. 3.21 billion in fiscal 2003 as compared to Rs. 1.07 billion in fiscal 2002, primarily due to the growth in loan-processing fees, income from credit cards and other retail banking services. The number of credit cards increased to about 1 million at March 31, 2003 from about 0.6 million at March 31, 2002. Corporate banking fee income increased to Rs. 5.26 billion in fiscal 2003 from Rs. 1.65 billion in fiscal 2002, driven primarily by increase in transaction banking and other fees.

Treasury Income

The total income from treasury-related activities increased to Rs. 4.47 billion in fiscal 2003 from Rs. 2.92 billion in fiscal 2002, due to the increase in trading profits on Government securities and corporate debt trading as a result of the declining interest rate environment. Profit from foreign exchange transactions is net of forward premium expenses of Rs. 0.64 billion on foreign currency liabilities.

Lease Income

Leased assets of Rs. 22.27 billion were transferred to the Bank from ICICI on merger. Leased assets of Rs. 17.70 billion were outstanding at March 31, 2003. Gross lease income for fiscal 2003 was Rs. 5.37 billion and the related lease depreciation was Rs. 3.14 billion.

Others

Other non-interest income in fiscal 2003 includes dividend income received from subsidiaries of Rs. 1.09 billion.

54

Management’s Discussion & Analysis

Operating Expense

Operating expense for fiscal 2003 was Rs. 15.35 billion (excluding lease depreciation of Rs. 3.14 billion and DMA expense of Rs.1.62 billion) compared to Rs. 5.98 billion for fiscal 2002. The increase in operating expense was primarily due to inclusion of the operations of ICICI, ICICI Capital and ICICI PFS and the growth in the retail franchise, including lease and maintenance of ATMs, credit card expenses, call centre expenses and technology expenses. The number of savings accounts increased to about 4.26 million at March 31, 2003 from about 2.1 million at March 31, 2002. The credit and debit cards increased to about 4.50 million at March 31, 2003 from about 1.30 million at March 31, 2002. The number of ATMs increased to 1,675 at March 31, 2003 from 1,000 at March 31, 2002. The operating expenses as a percentage to average assets was 1.46% for fiscal 2003 compared to 2.55% for fiscal 2002.

The following table sets forth, for the periods indicated, the break-up of the principal components of operating expense.

Rs. billion
	Fiscal 2002	Fiscal 2003
Salary	1.47	4.03
Rents, taxes & lighting	0.66	1.12
Printing & stationery	0.35	0.75
Postage & courier	0.38	1.04
Repairs & maintenance	0.78	1.45
Insurance	0.14	0.25
Bank charges	0.12	0.23
Depreciation	0.52	1.91
Others	1.56	4.57
Operating expenses	5.98	15.35

DMA Expense

ICICI Bank incurred DMA expenses of Rs. 1.62 billion on the retail asset portfolio (other than auto loans). Retail assets increased to Rs. 191.32 billion at March 31, 2003 from Rs. 61.25 billion at March 31, 2002.

Provisions and Write-offs

ICICI Bank makes provisions/write-offs aggregating 50% of the secured portion of non-performing assets over a three-year period instead of the five-and-a-half year period prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are fully provided for / written off. Additional provisions are made against specific non-performing assets if considered necessary by the management. For restructured or rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which require that the difference between the present values of the future interest as per the original loan agreement and the present values of future interest on the basis of the rescheduled terms be provided at the time of restructuring.

55

Management’s Discussion & Analysis

ICICI Bank has adopted a conservative general provisioning policy for its standard asset portfolio. The Bank had already created fair valuation provisions against the corporate and project finance portfolio acquired from ICICI in the merger. While Reserve Bank of India guidelines require only a 0.25% general provision against standard assets, ICICI Bank makes additional general provisions against standard assets having regard to overall portfolio quality, asset growth, economic conditions and other risk factors. During the year, ICICI Bank also made additional/accelerated provisions against loans and other assets, primarily relating to ICICI’s portfolio.

ICICI Bank made aggregate provisions and write-offs of Rs. 17.91 billion, net of write-backs, in fiscal 2003.

Income-Tax Expense

On account of deferred tax asset arising out of provisions made in fiscal 2003 and utilisation of fair value provisions against ICICI’s portfolio created at the time of the merger and after taking into account the tax charge for the period, there was a net credit of Rs. 4.26 billion on account of Income tax. Deferred-tax asset has been accounted for in accordance with the provisions of Accounting Standard 22 issued by the Institute of Chartered Accountants of India, which requires recognition of deferred-tax assets and liabilities for the expected future tax consequences of the events that have been included in the financial statements or tax returns. Charge to profit for tax expense in fiscal 2002 was Rs. 0.32 billion after deferred-tax credit of Rs. 0.90 billion.

FINANCIAL CONDITION

The following table sets forth, for the periods indicated, the summarised balance sheet of ICICI Bank.

Rs. billion
	March 31,	March 31,
	2002	2003
Assets:
Cash, balances with banks & SLR	355.78	320.72
– Cash & balances with RBI & banks	127.86	64.89
– SLR investments	227.92	255.83
Advances	470.35	532.79
Debentures & bonds	64.36	56.90
Other investments	66.63	41.89
Fixed assets	42.39	40.61
Other assets	41.55	75.21
Total assets	1,041.06	1,068.12
Liabilities:
Equity capital & reserves	62.45	69.33
– Equity capital	6.13	6.13
– Reserves	56.32	63.20
Preference capital	3.50	3.50
Deposits	320.85	481.69
– Savings deposits	24.97	37.93
– Current deposits	27.36	36.89
– Term deposits	268.52	406.87
Borrowings	589.70	440.52
Of which: Subordinated debt[1]	97.51	97.50
Other liabilities	64.56	73.08
Total liabilities	1,041.06	1,068.12

1 Included in ‘other liabilities’ in schedule 5 of the balance sheet.

56

Management’s Discussion & Analysis

ICICI Bank’s total assets increased marginally to Rs. 1,068.12 billion at March 31, 2003 from Rs. 1,041.06 billion at March 31, 2002. Net advances increased to Rs. 532.79 billion at March 31, 2003 from Rs. 470.35 billion at March 31, 2002. Retail assets increased to about Rs. 191.32 billion at March 31, 2003 constituting about 18% of total assets as compared to about 6% of total assets at March 31, 2002. Cash, balances with Reserve Bank of India and banks, money at call and short notice and SLR investments at March 31, 2003 were Rs. 320.72 billion compared to Rs. 355.78 billion at March 31, 2002. Total investments at March 31, 2003 decreased marginally to Rs. 354.62 billion compared to Rs. 358.91 billion at March 31, 2002. SLR investments included in total investments were Rs. 255.83 billion at March 31, 2003 compared to Rs. 227.92 billion at March 31, 2002. Other assets increased to Rs. 75.21 billion at March 31, 2003 from Rs. 41.55 billion at March 31, 2002. Other assets at March 31, 2003 include Rs. 15.32 billion of application money on shares and debentures, while at March 31, 2002, application money on shares debentures (aggregating Rs. 9.21 billion at that date) were included in investments.

The net worth at March 31, 2003 increased to Rs. 69.33 billion from Rs. 62.45 billion at March 31, 2002. Total deposits increased 50.1% to Rs. 481.69 billion at March 31, 2003 from Rs. 320.85 billion at March 31, 2002. ICICI Bank’s savings account deposits increased to Rs. 37.93 billion at March 31, 2003 from Rs. 24.97 billion at March 31, 2002, while current account deposits increased to Rs. 36.89 billion at March 31, 2003 from Rs. 27.36 billion at March 31, 2002. Term deposits increased to Rs. 406.87 billion at March 31, 2003 from Rs. 268.52 billion at March 31, 2002. Of the term deposits, value-added savings / current account deposits were about Rs. 85.74 billion at March 31, 2003 compared to about Rs. 53.42 billion at March 31, 2002. Total deposits at March 31, 2003 constituted 52.2% of ICICI Bank’s funding. Borrowings (including subordinated debt) decreased to Rs. 440.52 billion at March 31, 2003 from Rs. 589.70 billion at March 31, 2002. Of the total borrowings, borrowings raised by ICICI prior to the merger declined to Rs. 372.50 billion at March 31, 2003 from Rs. 582.10 billion at March 31, 2002. ICICI Bank raised about Rs. 25.00 billion through bond issues in the last quarter of fiscal 2003.

ICICI Bank’s total capital adequacy ratio at March 31, 2003 at 11.10% (including Tier-l capital adequacy of 7.05%) was significantly higher than the minimum requirement of 9% as per regulatory norms. Deferred-tax asset of Rs. 4.88 billion has been deducted from Tier-l capital in compliance with RBI guidelines. In accordance with RBI guidelines, Tier-l capital includes Rs. 2.31 billion out of the face value of Rs. 3.50 billion of 20-year non-cumulative preference shares issued to ITC Limited as a part of the scheme for merger of ITC Classic Finance Limited with ICICI. The table overleaf sets forth, for the periods indicated, details on ICICI Bank’s capital adequacy ratio.

57

Management’s Discussion & Analysis

Rs. billion, except percentages
	March 31, 2002		March 31, 2003

	Amount	% of Risk-	Amount	% of Risk-
		weighted		weighted
		assets		assets
Tier-I capital	58.87	7.47	58.07[1]	7.05
Tier-II capital[2]	31.25	3.97	33.39	4.05
Total capital	90.12	11.44	91.46	11.10
Risk-weighted assets	787.73		823.81

1 Deferred-tax asset of Rs. 4.88 billion netted off as per RBI guidelines.

2 Includes general provisions of Rs. 1.54 billion in fiscal 2002 and Rs. 3.08 billion in fiscal 2003.

Select Ratios

The following table sets forth, for the periods indicated, certain key ratios.

	Fiscal 2002	Fiscal 2003
Return on Net Worth (%)	17.75	18.30
Return on Assets[1]	1.10	1.15
Earnings per Share (Rs.)	11.61	19.68
Book Value (Rs.)	101.88	113.10
Cost to income (%)[2]	51.69	49.88
Cost to average assets (%)[2]	2.55	1.46

1 Return on assets is based on average daily assets.

2 Cost includes operating expense excluding DMA expense and lease depreciation. Total income includes net interest income and non-interest income (excluding gain on sale of ICICI Bank shares and net of lease depreciation).

CONSOLIDATED ACCOUNTS

The consolidated profit after tax was Rs. 11.52 billion including the results of operations of subsidiaries and affiliates of ICICI that became subsidiaries and affiliates of the Bank on merger. Future bonus provisions and non-amortisation of expenses by ICICI Prudential Life Insurance Company in line with insurance company accounting norms had a negative impact of Rs. 1.09 billion on the Bank’s consolidated profit. Life insurance companies worldwide require five to seven years to achieve break-even, in view of the business set-up and customer acquisition costs in the initial years as well as reserving for actuarial liability. The deficit in the initial years is usually higher for faster growing companies; the profit streams after break-even is achieved are expected to be correspondingly higher.

RECONCILIATION OF PROFITS AS PER INDIAN GAAP AND US GAAP

There are significant differences in the basis of accounting between US GAAP and Indian GAAP. Therefore, the financial statements under US GAAP and Indian GAAP for the Bank are not comparable. The impact of the key differences is set out overleaf:

58

Management’s Discussion & Analysis

a.	ICICI Bank’s net worth as per US GAAP on March 31, 2003 was Rs. 92.21 billion, which was significantly higher than the consolidated net worth as per Indian GAAP of Rs. 66.72 billion.

b.	Under Indian GAAP, capital gains of Rs. 11.91 billion on the sale of shares of ICICI Bank and provisions of Rs. 17.91 billion were both accounted for in the profit and loss account. US GAAP requires the capital gains to be directly added to the net worth without being routed through the profit and loss account while provisions of Rs. 22.26 billion were accounted for in the profit and loss account under US GAAP.

Thus, while the US GAAP profit and loss account does not include the capital gains, it includes the full negative impact of the provisions.

c.	Under US GAAP, ICICI is deemed to have acquired ICICI Bank and therefore ICICI Bank’s assets were fair-valued while accounting for the merger. Thus, ICICI Bank’s investment portfolio on the date of the merger was marked-to-market with a positive impact on the value of the portfolio and the net worth. As a result, treasury gains of Rs. 4.47 billion realized during the year and recognized as treasury income under Indian GAAP were lower by Rs. 2.15 billion as this amount was already recognized in the opening net worth under US GAAP.

The technical accounting differences in respect of capital gains and treasury gains alone have a negative impact of Rs. 14.06 billion on the US GAAP profit and loss account, although the positive impact is accounted for in the net worth.

As a result of the significant differences in the basis of accounting under US GAAP and Indian GAAP, the Bank’s US GAAP accounts show a loss of Rs. 7.98 billion in fiscal 2003. A condensed reconciliation of consolidated profit after tax as per Indian GAAP with net income as per US GAAP for fiscal 2003 is set out in the following table :

Rs. billion
Audited consolidated profit after tax as per Indian GAAP	11.52
Adjustments [1]:
Profit on sale of ICICI Bank shares	(11.91)
Higher provision for loans & investments through profit & loss
account in US GAAP as compared to Indian GAAP	(4.93)
Lower treasury income, already reflected in US GAAP stockholders
equity due to fair valuation of HTM securities on merger	(2.15)
Amortization of intangibles / debt issue cost / fair values (net)	(0.84)
Net impact of fee and expense amortization	0.49
Other adjustments (including deferred taxation)	(0.16)
Audited net income as per US GAAP	(7.98)

1 Certain items have been aggregated/combined as considered appropriate.

59

Management’s Discussion & Analysis

ASSET QUALITY AND COMPOSITION

Loan Portfolio

ICICI Bank follows a strategy of building a diversified and de-risked asset portfolio and limiting or correcting concentrations in particular sectors.

ICICI Bank limits its exposure to any particular industry to 15.0% of its total exposure. The following table sets forth ICICI Bank’s industry-wise exposure at March 31, 2002 and at March 31, 2003.

Rs. billion, except percentages
	March 31,	March 31,
	2002	2003

Industry	% of total	% of total	Exposure[1]
Retail	7.9	22.8	191.32
Power	11.2	10.1	85.01
Iron & steel	11.1	9.6	80.42
Services	9.3	8.5	71.61
Telecommunications	5.1	5.2	44.03
Textiles	6.2	4.9	41.06
Crude petroleum & refining	5.4	4.1	34.11
Engineering	3.5	3.4	28.93
Electronics	2.9	2.7	22.41
Metal & metal products	2.5	2.4	20.04
Cement	2.8	2.3	19.31
Petrochemicals	1.2	2.1	17.83
Roads, ports & railways	1.4	1.9	16.28
Chemicals	2.5	1.7	13.96
Automobiles	2.3	1.6	13.50
Fertilisers	1.3	1.6	13.08
Paper & paper products	2.2	1.5	12.56
Food processing	1.4	1.4	11.83
Man-made fibres	1.5	1.4	11.52
Hotels	1.6	1.2	10.10
Sugar	1.1	1.0	8.60
Plastics	1.4	1.0	8.57
Shipping	1.0	0.8	6.98
Non-banking finance companies	1.3	0.7	5.92
Drugs & pharmaceuticals	1.2	0.7	5.53
Rubber & rubber products	0.5	0.3	2.91
Mining	1.1	0.3	2.62
Other infrastructure	0.3	0.2	1.87
Miscellaneous	8.8	4.6	38.68
Total	100.0	100.0	840.59

1 Includes principal outstanding, charges and non-fund-based exposures at 50%.

60

Management’s Discussion & Analysis

At March 31, 2003, the largest exposure was to retail finance, which constituted 22.8% of total exposure. Other sectors that constituted a significant portion of exposure were power (10.1%), iron & steel (9.6%) and services (8.5%).

As per RBI guidelines, the current exposure ceiling for a single borrower is 15% of total capital and for a group of borrowers is 40% of total capital. However, in the case of financing for infrastructure projects, the limit for a single borrower may be extended to 20% of total capital and for a group may be extended to 50% of total capital. Total capital comprises Tier-I and Tier-II capital as defined for determining capital adequacy.

The largest borrower at March 31, 2003 accounted for approximately 2.4% of ICICI Bank’s total exposure and 22.3% of ICICI Bank’s total capital. The Bank has received RBI’s permission to exceed the exposure limit for this borrower. The largest borrower group at March 31, 2003 accounted for approximately 4.8% of ICICI Bank’s total exposure and 44.2% of ICICI Bank’s total capital which is within the prescribed limit taking into account infrastructure financing. At March 31, 2003, ICICI Bank’s ten largest individual borrowers in aggregate accounted for approximately 12.0% of its total exposure and its ten largest borrower groups in aggregate accounted for approximately 23.1% of its total exposure.

CLASSIFICATION OF LOAN ASSETS

All credit exposures are classified as per RBI guidelines into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets. The RBI guidelines require restructured assets to be separately disclosed.

The following table sets forth classification of net customer assets (net of write-offs and provisions) of ICICI Bank at March 31, 2002 and at March 31, 2003.

Rs. billion
	March 31,	March 31,
	2002	2003
Loss assets	—	—
Doubtful assets	21.80	19.90
Sub-standard assets	12.57	12.52
Of which, restructured sub-standard assets	0.18	—
Less: general provisions held against non-performing assets	7.16	0.91
Standard assets	548.05	609.00
Of which, restructured standard assets	46.98	89.43
Net customer assets	575.26	640.51

1 All loss assets have been written off or provided for.

2 Provisions of Rs. 0.91 billion are held as general provisions against non-performing assets at March 31, 2003.

61

Management’s Discussion & Analysis

The ratio of net non-performing assets to net customer assets increased marginally to 4.9% at March 31, 2003 from 4.7% at March 31, 2002. At March 31, 2003, the gross non-performing assets (net of write-offs) were Rs. 58.89 billion compared to Rs. 53.69 billion at March 31, 2002. Including write-offs against ICICI’s assets, the gross non-performing loans at March 31, 2003 were Rs. 84.14 billion compared to Rs. 74.66 billion at March 31, 2002. The coverage ratio (i.e. total provisions and write-offs made against non-performing assets as a percentage of gross non-performing assets) at March 31, 2003 was 62.6% compared to 63.6% at March 31, 2002. In addition, ICICI Bank held a provision cover of 5.5% against its performing corporate portfolio.

At March 31, 2003, the net outstanding amount of the 20 largest non-performing cases where ICICI Bank has decided to recall loans and enforce its security interest against the borrowers was Rs. 6.76 billion with no individual borrower accounting for more than Rs. 1.19 billion. At March 31, 2003, the net outstanding amount of the 20 largest non-performing cases, other than where ICICI Bank had decided to recall loans, aggregated Rs. 10.36 billion, with no individual borrower accounting for more than Rs. 1.39 billion.

Classification of Non-Performing Loans by Industry

The following table sets forth the classification of net non-performing loans by industry sector at March 31, 2002 and March 31, 2003.

Rs. billion, except percentages
	March 31,	March 31,
	2002	2003

	% of total	% of total	Net
			outstanding
Textiles	15.1	16.3	5.27
Iron & steel	15.4	13.3	4.30
Man-made fibres	8.3	9.8	3.17
Engineering	7.0	8.9	2.90
Chemicals	7.9	8.7	2.83
Metal & metal products	5.8	6.9	2.23
Services	0.7	4.8	1.57
Food processing	4.9	3.2	1.04
Paper & paper products	4.0	3.0	0.96
Petrochemicals	4.0	2.7	0.87
Drugs	3.4	2.5	0.81
Cement	3.0	2.4	0.79
Plastic	2.7	2.1	0.69
Electronics	2.2	2.0	0.65
Sugar	1.6	1.9	0.63
Rubber & rubber products	0.7	0.7	0.23
Shipping	0.9	0.6	0.19
Non-banking finance companies	0.9	0.2	0.07
Hotels	1.5	0.2	0.05
Miscellaneous & others	10.0	9.8	3.17
Total of above	100.0	100.0	32.42
Less: general provisions against non-performing loans			0.91
Net non-performing loans			31.51

62

Section 217
Statement pursuant to Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 (forming part of the Directors’ Report for the year ended March 31, 2003) in respect of employees of ICICI Bank Limited

		Remuneration
		Received
	Desig./			Expe-	Date of
	Nature			rience	Commence-
	of	Gross	Net	(in	ment of
Name, Qualifications and Age (in years)	Duties***	(Rs.)	(Rs.)	years)	Employment	Last Employment

Bagchi Anup, B.Tech (Chem.), PGDM, (32)	DGM	2419517	1593956	11	26-05-92	—
Bakshi Sandeep, B.Sc, PGDBM, (42)*	GM	2431289	1586007	19	01-12-86	Project Co-ordinator, The United Group
Basu Arnab, BE (Elec.), PGDM, (36)	DGM	2554220	1682780	12	15-01-92	Ex. Assistant to MD, INCAB Industries
Batra Mohit, BE (Prod.), MS, (37)	JGM	2638270	1715923	11	24-04-92	—
Bharathan K., B.Com, ACA, (52)	GM	2848122	1789931	26	16-12-81	Manager, Lakshmi Vilas Bank Limited
Chakraborty Suvalaxmi, (Ms.), B.Com, CA, (36)	JGM	3291038	2139748	15	01-02-89	Junior Officer, Price Waterhouse
Daruwala Zarin, (Ms.), B.Com, CS, CA, (38)	DGM	2714815	1742813	14	21-06-89	—
Gopinath M.N., B.Com, MBA, CAIIB, (54)	GM	3375091	2181114	34	01-06-95	Asst. General Manager, Bank of India
Gupte Lalita D., (Ms.), BA (Hons.), MMS, (54)+	JMD	7091789	4235830	32	15-06-71	—
Kamath K.V., BE (Mech.), PGDBA, (55)+	MD&CEO	6939387	3899519	32	01-05-96	Adviser to the Chairman, Bakrie Group, Indonesia
Kannan N.S., BE( Mech.), PGDM, (37)	GM	4161482	2712387	15	02-05-91	Executive, SRF Limited
Kannan R, M.Tech (Chem.), DFM, CFA, (55)	GM	3794267	2529339	31	01-06-77	Process Design Engr., Southern Nitro Chemical Limited
Karati A., B.Com, LLB, (57)	GM	4288697	2649846	39	01-08-78	The India Machinery Company Limited
Kerkar Sanjiv, B.Tech (Chem.), MFM, (52)	SGM	5108949	3216318	27	26-11-96	Director-Operations, Asian Finance and Investment
Khasnobis S, BE (Mech.), (48)	GM	3399778	2230150	23	12-01-81	Asst. Indust. Engr., Hindustan Motors Limited
Kochhar Chanda (Ms.), BA, MMS, ICWAI, (41)+	ED	3671811	2172750	19	17-04-84	—
Kusre A.T., M.Tech. (Chem.), (53)	GM	3638490	2353408	29	04-01-80	Officer, State Bank of Hyderabad
Madhav Kalyan B.P., BE, PGDM, (33)*	DGM	764394	539125	12	30-06-95	Branch Manager, Standard Chartered Bank
Mehta Jyotin, B.Com, CA, CS, ICWA, (45)	GM&CS	2788787	1733211	20	01-03-00	Vice President, Finance & CS, Bharat Shell
Mhatre Sangeeta V., (Ms.), B.Com, CA, (39)	DGM	2838352	1815386	14	12-06-89	—
Mor Nachiket (Dr.), B.Sc, PGDM, Phd, (Fin. Eco.), (39)+	ED	4686642	2960892	16	04-01-01	—
Morparia Kalpana (Ms.), B.Sc, LLB, (53)+	ED	7112652	4440418	27	05-11-75	Legal Asst., Malubhai Jamiatram & Madon
Mukerji Ananda, B.Tech., PGDM, (43)	SGM	5015562	3076477	18	15-01-02	CFO, BPL Communications Limited
Mukerji Nita, (Ms.), BA, PGDM, (37)	JGM	2760593	1813855	14	01-06-89	—
Mukherji S., BA, MMS, M.Sc. (Lon), (50)+	ED	5262268	3251730	25	02-01-78	Research Associate, London School of Economics
Mulye Vishakha V.,(Ms.) B.Com, CA, (34)	JGM	2969450	1899973	11	01-03-93	Officer, Deutsche Bank
Nambiar Suvek, BE, MBA, (32)	DGM	2474752	1651207	9	02-05-94	Executive, Wipro Infotech
Narayanaswamy Ramesh, BE, (36)*	AGM	622232	557315	10	18-02-93	Assistant Engr, SPIC Heavy Chemicals Divn.
Nirantar R.B., B.Com, BGL, CAIIB, DIR&PM, (48)	GM	2435653	1590146	28	23-05-94	Manager, Union Bank of India
Nirula Ramni, (Ms.), BA, MBA, (50)	SGM	4285579	2630729	27	01-12-75	—
Pinge N.D., B.Com, BGL, ACA, (44)	GM	3543304	2181624	19	06-04-98	Director, Anik Financial
Puri-Buch Madhabi, (Ms.), BA, PGDM, DPR (UK), (37)	GM	4017189	2518068	15	02-01-97	Research Director, MARG
Ramkumar K, B.Sc, PGDPM & IR, (41)	GM	3581191	2319354	18	02-07-01	Gen. Manager (HR), ICI India Limited
Ramnath Renuka, (Ms.), BText, MMS, (41)*	GM	4323538	2770791	17	09-07-97	Gen. Manager (HR), ICICI Securities Limited
Rao Mrutyunjaya, BE (Mech.), (47)	GM	4130643	2731143	24	22-03-82	Jr. Executive, Bharat Heavy Electricals Limited
Ravikumar P.H., B.Com, CAIIB, (51)	SGM	3936025	2577860	29	15-07-94	Chief Manager, Bank of India
Sarma P.J.V., B.Tech (Chem.), DFM, AICWA, (45)	GM	2506141	1572865	23	14-07-80	—
Shah Devdatt, B.Tech, MBA, (48)*	SGM	14153768	9521614	24	01-01-99	MD (India), Canadian Imperial Bank of Commerce
Shah Nimish, B.Com, ICWA, CA, (32)	DGM	2437937	1537294	11	03-06-93	Ind. Trainee, CitiBank
Shah Shalini, (Ms.), B.Com, FCA, (55)	GM	2715435	1648173	31	25-04-77	Chartered Accountant
Sinor H.N., B.Com, LLB, JAIIB, (58)+	JMD	4490400	2546661	37	01-07-97	Executive Director, Central Bank of India
Srivastava O.P., M.Sc, PGDM, CAIIB, (48)	GM	3031787	2048627	26	03-05-93	Sr. Vice President, PNB Capital Services Limited
Swaminathan Balaji, B.Com, CA, ICWA, (38)	SGM	3796580	2301976	14	01-08-01	Partner, KPMG
Vaidyanathan V., B.Com, MBA, (35)	GM	3195946	2218264	13	06-03-00	Sales Head, CitiBank
Vedasagar R., B.Sc, BL, (50)	GM	2703301	1879981	25	04-07-80	Advocate

*	Indicates part of the year
+	Nature of employment contractual
***	Designation/Nature of Duties - Abbreviations
	MD&CEO	- Managing Director & Chief Executive Officer	JMD	- Joint Managing Director	ED	- Executive Director
	SGM	- Senior General Manager	GM&CS	- General Manager & Company Secretary	GM	- General Manager
	JGM	- Joint General Manager	DGM	- Deputy General Manager	AGM	- Assistant General Manager

Other employees are in the permanent employment of the Company, governed by its rule and conditions of service.

Notes:

1. Gross remuneration includes Salary, Bank’s contribution to Provident and Superannuation Funds etc.
2. Net remuneration is shown after deduction from gross remuneration of contribution to Provident and Superannuation Fund, Profession Tax & Income Tax.
3. None of the employees mentioned above is a relative of any Director.
4. Designation, Nature of Duties and Remuneration are as on March 31, 2003.

For and on behalf of the Board

N. VAGHUL
Chairman

Mumbai, July 11, 2003

F1

financials

F2

auditors’ report
to the members of ICICI BANK LIMITED

1.	We have audited the attached Balance Sheet of ICICI Bank Limited (the ‘Bank’) as at MarchG31, 2003 and also the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.	In accordance with the provisions of Section 29 of the Banking Regulation Act, 1949 (‘the Banking Regulation Act’) read with the provisions of sub-sections (1), (2) and (5) of Section 211 and sub-section (5) of Section 227 of the Companies Act, 1956 (‘the Companies Act’), the balance sheet and the profit and loss account, are not required to be and are not drawn up in accordance with Schedule VI to the Companies Act. The balance sheet and profit and loss account are, therefore drawn up in conformity with Forms A and B (revised) of the Third Schedule to the Banking Regulation Act.

4.	We report that :

a)	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;

b)	In our opinion, the transactions of the Bank which have come to our notice have been within its powers;

c)	In our opinion, proper books of account as required by law have been kept by the Bank so far as appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the branches not visited by us;

d)	The balance sheet and profit and loss account dealt with by this report are in agreement with the books of account;

e)	In our opinion, the balance sheet, profit and loss account and cash flow statement dealt with by this report comply with the accounting standards referred to in sub-section (3C) of SectionG211 of the Companies Act, insofar as they apply to the Bank;

f)	On the basis of written representations received from the directors, as on March 31, 2003, and taken on record by the Board of Directors, we report that none of the directors is disqualified from being appointed as a director in terms of clauseG(g) of sub-sectionG(1) of SectionG274 of the Companies Act;

g)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the notes thereon give the information required by the Companies Act in the manner so required for banking companies, and give a true and fair view in conformity with the accounting principles generally accepted in India:

i.	in case of the balance sheet, of the state of the affairs of the Bank as at March 31, 2003;

ii.	in case of the profit and loss account, of the profit for the year ended on that date; and

iii.	in case of cash flow statement, of the cash flows for the year ended on that date.

For N.M. RAIJI & CO.	For S.R. BATLIBOI & CO.
Chartered Accountants	Chartered Accountants

JAYESH M. GANDHI	per VIREN H. MEHTA
Partner	a Partner

Mumbai: April 25, 2003

F3

balance sheet
as at March 31, 2003

			As on
	Schedule	(Rs. in ‘000s)	31.03.2002
CAPITAL AND LIABILITIES
Capital	1	9,626,600	9,625,472
Reserves and Surplus	2	63,206,538	56,324,080
Deposits	3	481,693,063	320,851,111
Borrowings	4	343,024,203	492,186,592
Other liabilities and provisions	5	170,569,258	162,075,756

TOTAL		1,068,119,662	1,041,063,011

ASSETS
Cash and balance with Reserve Bank of India	6	48,861,445	17,744,682
Balances with banks and money at call and short notice	7	16,028,581	110,118,817
Investments	8	354,623,002	358,910,797
Advances	9	532,794,144	470,348,661
Fixed Assets	10	40,607,274	42,393,443
Other Assets	11	75,205,216	41,546,611

TOTAL		1,068,119,662	1,041,063,011

Contingent liabilities	12	894,385,070	394,465,858
Bills for collection		13,367,843	13,234,184
Significant Accounting Policies and Notes to Accounts	18
Cash Flow Statement	19

The Schedules referred to above form an integral part of the Balance Sheet.

As per our Report of even date		For and onbehalf of the Board of Directors

For N.M. RAIJI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

JAYESH M. GANDHI		LALITA D. GUPTE	KALPANA MORPARIA
Partner		Joint Managing Director	Executive Director

For S.R. BATLIBOI & CO.		NACHIKET MOR	CHANDA D. KOCHHAR
Chartered Accountants		Executive Director	Executive Director

per VIREN H. MEHTA		S. MUKHERJI	BALAJI SWAMINATHAN
a Partner		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F4

profit and loss account
for the year ended March 31, 2003

				Year ended
		Schedule	(Rs. in ‘000s)	31.03.2002
I.	INCOME
	Interest earned	13	93,680,561	21,519,297
	Other income	14	19,677,741	5,746,598
	Profit on sale of shares of ICICI Bank Limited
	held by erstwhile ICICI Limited		11,910,517	—

	TOTAL		125,268,819	27,265,895

II.	EXPENDITURE
	Interest expended	15	79,439,989	15,589,235
	Operating expenses	16	20,116,900	6,225,770
	Provisions and contingencies	17	13,650,139	2,867,900

	TOTAL		113,207,028	24,682,905

III.	PROFIT/LOSS
	Net profit for the year		12,061,791	2,582,990
	Profit brought forward		195,614	8,294

	TOTAL		12,257,405	2,591,284

IV.	APPROPRIATIONS/TRANSFERS
	Statutory Reserve		3,020,000	650,000
	Transfer from Debenture Redemption Reserve		(100,000)	—
	Capital Reserves		2,000,000	—
	Investment Fluctuation Reserve		1,000,000	160,000
	Special Reserve		500,000	140,000
	Revenue and other Reserves		600,000	960,000
	Proposed equity share Dividend		4,597,758	—
	Proposed preference share Dividend		35	—
	Interim dividend paid		—	440,717
	Corporate dividend tax		589,092	44,953
	Balance carried over to Balance Sheet		50,520	195,614

	TOTAL		12,257,405	2,591,284

Significant Accounting Policies and Notes to Accounts		18
Cash Flow Statement		19
Earning per Share (Refer Note B. 9 )
	Basic (Rs.)		19.68	11.61
	Diluted (Rs.)		19.65	11.61

The Schedules referred to above form an integral part of the Profit and Loss Account.

As per our Report of even date		For and onbehalf of the Board of Directors

For N.M. RAIJI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

JAYESH M. GANDHI		LALITA D. GUPTE	KALPANA MORPARIA
Partner		Joint Managing Director	Executive Director

For S.R. BATLIBOI & CO.		NACHIKET MOR	CHANDA D. KOCHHAR
Chartered Accountants		Executive Director	Executive Director

per VIREN H. MEHTA		S. MUKHERJI	BALAJI SWAMINATHAN
a Partner		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F5

schedules
forming part of the Balance Sheet

		As on
	(Rs. in ‘000s)	31.03.2002

SCHEDULE 1 — CAPITAL

Authorised Capital

1,550,000,000 equity shares of Rs. 10 each
[Previous year 300,000,000 equity shares of Rs. 10 each]	15,500,000	3,000,000

350 preference shares of Rs. 10 million each	3,500,000	—

Issued, Subscribed and Paid-up Capital
613,031,404 [Previous year 220,358,680] equity shares of Rs. 10 each[1]	6,130,314	2,203,587

Less: Calls unpaid	(3,744)	—

Add: Issued 3,000 equity shares of Rs. 10 each on exercise of
employee stock option	30	—

Share Capital Suspense [Net]
[Previous year: represents face value of 392,672,724 equity shares to
be issued to share holders of ICICI Limited on amalgamation]	—	3,921,885

Preference Share Capital[2]
[Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on
amalgamation redeemable at par on April 20, 2018]	3,500,000	—

Preference Share Capital Suspense[2]
[Represents face value of 350 preference shares to be issued to preference share holders of ICICI Limited on amalgamation redeemable
at par on April 20, 2018]	—	3,500,000

TOTAL	9,626,600	9,625,472

1.	Includes :
	a)	31,818,180 underlying equity shares consequent to the ADS issue
	b)	23,539,800 equity shares issued to the equity share holders of Bank of Madura Limited on amalgamation
	c)	264,465,582 equity shares issued to the equity share holders [excluding ADS holders] of ICICI Limited on amalgamation
	d)	128,207,142 underlying equity shares issued to the ADS holders of ICICI Limited on amalgamation

2.	The notification from Ministry of Finance has currently exempted the Bank from the restriction of Section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

F6

schedules
forming part of the Balance Sheet	Continued

			As on
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 2 — RESERVES AND SURPLUS
I.	Statutory Reserve
	Opening balance	2,494,307	1,844,307
	Additions during the year	3,020,000	650,000
	Deductions during the year	—	—
	Closing balance	5,514,307	2,494,307

II.	Debenture Redemption Reserve
	Opening balance	100,000	—
	Additions during the year	—	100,000
	Deductions during the year	100,000	—
	Closing balance	—	100,000

III.	Special Reserve
	Opening balance	10,940,000	—
	Additions during the year	500,000	10,940,000
	Deductions during the year	—	—
	Closing balance	11,440,000	10,940,000

IV.	Share Premium
	Opening balance *	8,021,352	8,014,085
	Additions during the year on (exercise of employee stock options) .	285	—
	Deductions during the year	—	—
	Closing balance	8,021,637	8,014,085

V.	Investment Fluctuation Reserve
	Opening balance	273,350	113,350
	Additions during the year	1,000,000	160,000
	Deductions during the year	—	—
	Closing balance	1,273,350	273,350

VI.	Capital Reserve
	Opening balance	—	—
	Additions during the year	2,000,000	—
	Deductions during the year	—	—
	Closing balance	2,000,000	—

VII.	Revenue and other Reserves
	Opening balance	**34,306,724	911,206
	Additions during the year	600,000	33,395,518
	Deductions during the year	—	—
	Closing balance	34,906,724	**34,306,724

VIII.	Balance in Profit and Loss Account	50,520	195,614

	TOTAL	63,206,538	56,324,080

*	Net of Share Premium in Arrears Rs. 24.1 million. [Previous year Rs. 31.4 million]

**	Includes
	a)	amount transferred on amalgamation of Bank of Madura Limited Rs. 20.7 million.
	b)	Rs. 117.7 million being excess of face value of equity shares issued over net assets and reserves of Bank of Madura Limited on amalgamation.
	c)	Rs. 32,108.2 million on amalgamation with ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited.
	d)	Rs. 960.0 million transferred from Profit and Loss Account.
Net of	e)	Rs. 327.3 million being deferred tax liability as at March 31, 2001 in accordance with the transitional provisions of Accounting Standard 22 on “Accounting for Income-Taxes.”

F7

schedules
forming part of the Balance Sheet	Continued

					As on
				(Rs. in ‘000s)	31.03.2002

SCHEDULE 3 — DEPOSITS

A.	I.	Demand Deposits
		i)	From banks	919,592	1,089,946
		ii)	From others	35,974,853	26,271,587
	II.	Savings Bank Deposits		37,932,081	24,970,029
	III.	Term Deposits
		i)	From banks	53,585,875	44,229,583
		ii)	From others	353,280,662	224,289,966

		TOTAL		481,693,063	320,851,111

B.	I.	Deposits of branches in India		481,693,063	320,851,111

		TOTAL		481,693,063	320,851,111

SCHEDULE 4 — BORROWINGS

I.	Borrowings In India
	i)	Reserve Bank of India		—	1,408,900
	ii)	Other banks		24,469,090	26,875,980
	iii)	Other institutions and agencies
		a)	Government of India	5,210,408	6,009,357
		b)	Financial Institutions	25,658,489	13,882,623

II.	Borrowings In the form of
	i)	Deposits taken over from erstwhile ICICI Limited		5,062,808	42,507,596
	ii)	Commercial Paper		—	5,495,306
	iii)	Bonds and Debentures (excluding subordinated debt)
		a)	Debentures and Bonds guaranteed by the
			Government of India	14,815,000	18,240,000
		b)	Tax free Bonds	800,000	800,000
		c)	Non convertible portion of partly convertible notes	—	1,331,936
		d)	Borrowings under private placement of bonds
			carrying maturity of one to thirty years from the date
			of placement	91,339,109	179,096,817
		e)	Bonds Issued under multiple option/safety bonds series
			— Regular Interest Bonds	16,722,052	34,175,231
			— Deep Discount Bonds	6,098,808	6,214,122
			— Bonds with premium warrants	588,947	506,078
			— Encash Bonds	1,892,690	2,493,030
			— Tax Saving Bonds	80,125,313	74,933,163
			— Easy Installment Bonds	31,337	31,359
			— Pension Bonds	54,469	51,727
		f)	Application Money pending allotment	11,238,896	5,374,495

III.	Borrowings Outside India
	i)	From Multilateral/Bilateral Credit Agencies
		(guaranteed by the Government of India equivalent of
		Rs. 20,335.6 million)		25,417,795	25,213,694
	ii)	From International Banks, Institutions and Consortiums		27,947,996	29,347,658
	iii)	By way of Bonds and Notes		5,550,996	18,197,520

		TOTAL		343,024,203	492,186,592

Secured borrowings in I, II and III above is Rs. NIL

F8

schedules
forming part of the Balance Sheet	Continued

				As on
			(Rs. in ‘000s)	31.03.2002

SCHEDULE 5 — OTHER LIABILITIES AND PROVISIONS
I.	Bills payable		10,305,536	8,173,313
II.	Inter-office adjustments (net)		—	330,459
III.	Interest accrued		16,191,657	22,895,118
IV.	Unsecured Redeemable Debentures/Bonds		97,495,259	97,513,141
	[Subordinated for Tier II Capital]
V.	Others
	a)	Security Deposits from Clients	3,540,625	3,865,561
	b)	Sundry creditors	15,411,986	11,539,851
	c)	Received for disbursements under special program	2,548,454	2,547,297
	d)	Swap Suspense (Refer Note B. 12 c)	—	253,910
	e)	ERAS Exchange Fluctuation Account	—	679,347
	f)	Other Liabilities (including provisions) *	25,075,741	14,277,759

		TOTAL	170,569,258	162,075,756

* Includes
a)	Deferred Tax Liabilities Rs. NIL [Previous year Rs. 1,547.6 million]
b)	Proposed dividend Rs. 4,597.8 million [Previous year Rs. NIL]
c)	Corporate dividend Tax payable Rs. 589.1 million [Previous year Rs. NIL]

SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA
I.	Cash in hand (including foreign currency notes)		3,364,709	2,458,991
II.	Balances with Reserve Bank of India in current accounts		45,496,736	15,285,691

	TOTAL		48,861,445	17,744,682

SCHEDULE 7 — BALANCES WITH BANKS AND
		MONEY AT CALL AND SHORT NOTICE
I.	In India
	i)	Balances with banks
		a) in Current Accounts	2,150,990	8,960,684
		b) in Other Deposit Accounts	5,954,857	19,221,425
	ii)	Money at call and short notice
		a) with banks	1,925,000	39,241,081
		b) with other institutions	3,227,500	2,300,000

	TOTAL		13,258,347	69,723,190

II.	Outside India
	i)	in Current Accounts	910,655	1,503,322
	ii)	in Other Deposit Accounts	637,790	12,881,905
	iii)	Money at call and short notice	1,221,789	26,010,400

	TOTAL		2,770,234	40,395,627

	GRAND TOTAL (I + II)		16,028,581	110,118,817

F9

schedules
forming part of the Balance Sheet	Continued

				As on
			(Rs. in ‘000s)	31.03.2002

SCHEDULE 8 — INVESTMENTS [Net of Provisions]

I.	Investments in India
	i)	Government securities	255,485,754	227,223,129
	ii)	Other approved securities	344,477	704,644
	iii)	Shares	16,424,107	19,086,468
	iv)	Debentures and Bonds	56,899,185	64,363,559
	v)	Subsidiaries and/or joint ventures	7,806,824	6,067,331
	vi)	Others (CPs, Mutual Fund Units, etc.)	17,576,975	41,344,499

	TOTAL		354,537,322	358,789,630

II.	Investments outside India
	i)	Subsidiaries and/or joint ventures abroad	14,488	14,488
	ii)	Others	71,192	106,679

	TOTAL		85,680	121,167

	GRAND TOTAL (I + II)		354,623,002	358,910,797

SCHEDULE 9 — ADVANCES

A.	i)	Bills purchased and discounted	4,376,415	16,541,223
	ii)	Cash credits, overdrafts and loans repayable on demand ..	31,340,244	24,025,073
	iii)	Term loans	489,028,169	421,476,594
	iv)	Securitisation, Finance lease and Hire Purchase receivables	8,049,316	8,305,771

	TOTAL		532,794,144	470,348,661

B.	i)	Secured by tangible assets
		[includes advances against Book Debt]	500,684,919	446,042,464
	ii)	Covered by Bank/Government Guarantees	16,998,486	10,293,611
	iii)	Unsecured	15,110,739	14,012,586

	TOTAL		532,794,144	470,348,661

C.	I.	Advances in India
		i) Priority Sector	89,376,024	19,859,144
		ii) Public Sector	18,974,073	43,562,087
		iii) Banks	1,013,245	1,794,497
		iv) Others	422,894,675	404,512,512

	TOTAL		532,258,017	469,728,240

	II.	Advances outside India
		i) Due from banks	—	—
		ii) Due from others
		a) Bills purchased and discounted	—	—
		b) Syndicated loans	—	—
		c) Others	536,127	620,421

	TOTAL		536,127	620,421

	GRAND TOTAL (C. I and II)		532,794,144	470,348,661

F10

schedules
forming part of the Balance Sheet	Continued

			As on
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 10 — FIXED ASSETS

I.	Premises
	At cost as on March 31st of preceding year	14,431,673	2,030,868
	Additions during the year	3,683,243	165,790
	Additions on Amalgamation	—	12,377,806
	Deductions during the year	(2,053,076)	(142,791)
	Depreciation to date	(659,371)	(390,937)
	Net block	15,402,469	14,040,736

II.	Other Fixed Assets (including Furniture and Fixtures)
	At cost as on March 31st of preceding year	7,133,585	2,535,245
	Additions during the year	3,779,516	1,194,808
	Additions on Amalgamation	—	3,413,358
	Deductions during the year	(300,252)	(9,826)
	Depreciation to date	(3,109,580)	(1,480,552)
	Net block	7,503,269	5,653,033

III.	Assets given on Lease
	At cost as on March 31st of preceding year*	23,377,605	1,330,663
	Additions during the year	343,565	—
	Additions on amalgamation	—	22,270,582
	Deductions during the year	(2,266,029)	(223,640)
	Depreciation to date, accumulated lease adjustment and provisions	(3,753,605)	(677,931)
	Net block	17,701,536	22,699,674

	TOTAL	40,607,274	42,393,443

* Includes repossessed Leased Asset Rs. 96.0 million.

SCHEDULE 11 — OTHER ASSETS
I.	Inter-office adjustments (net)	1,034,655	—
II.	Interest accrued	19,582,564	18,473,846
III.	Tax paid in advance/tax deducted at source (net)	14,140,278	9,870,068
IV.	Stationery and Stamps	8,084	5,034
V.	Non-banking assets acquired in satisfaction of claims*	4,538,354	2,067,795
VI.	Others
	a) Advance for Capital Assets	1,562,088	1,987,449
	b) Outstanding Fees and Other Income	1,776,206	1,910,861
	c) Exchange Fluctuation Suspense with Government of India
	(Refer Note B. 12 b)	923,573	1,111,919
	d) Swap Suspense (Refer Note B. 12 c)	128,667	—
	e) Recoverable from Subsidiary Companies	182,276	199,341
	f) Others **	31,328,471	***5,920,298

	TOTAL	75,205,216	41,546,611

*	Includes certain non-banking assets acquired in satisfaction of claims are in the process of being transferred in the Banks’ name.
**	Includes Net Deferred Tax Asset of Rs. 4,878.3 million [Previous year Net Deferred Tax Liability Rs. 1,547.6 million].
***	Includes Rs. 1,244.5 million [representing 101,395,949 equity shares being shares held by erstwhile ICICI Limited in ICICI Bank Limited] transferred to a trust.

SCHEDULE 12 — CONTINGENT LIABILITIES
I.	Claims against the Bank not acknowledged as debts	20,251,450	10,232,637
II.	Liability for partly paid investments	1,804,936	2,615,161
III.	Liability on account of outstanding forward exchange contracts.	251,030,498	152,545,916
IV.	Guarantees given on behalf of constituents in India	106,348,281	93,516,016
V.	Acceptances, endorsements and other obligations	43,251,942	17,391,049
VI.	Currency Swaps	29,013,220	20,414,675
VII.	Interest Rate Swaps	413,544,698	78,541,565
VIII.	Other items for which the Bank is contingently liable	29,140,045	19,208,839

	TOTAL	894,385,070	394,465,858

			F11

schedules
forming part of the Balance Sheet	Continued

			Year ended
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 13 — INTEREST EARNED
I.	Interest/discount on advances/bills	60,162,439	7,716,671
II.	Income on investments	29,104,415	12,338,000
III.	Interest on balances with Reserve Bank of India and
	other inter-bank funds	2,355,668	1,226,191
IV.	Others	2,058,039	238,435

	TOTAL	93,680,561	21,519,297

SCHEDULE 14 — OTHER INCOME
I.	Commission, exchange and brokerage	7,917,880	2,297,841
II.	Profit/(Loss) on sale of investments (net)	4,923,328	3,057,134
III.	Profit/(Loss) on revaluation of investments (net)	1,076	(145,997)
IV.	Profit/(Loss) on sale of land, buildings and other assets (net)	(65,038)	(627)
V.	Profit/(Loss) on foreign exchange transactions (net) (including
	premium amortisation)	102,425	372,983
VI.	Income earned by way of dividends, etc. from subsidiary
	companies and/or joint ventures abroad/in India	1,094,239	—
VII.	Miscellaneous Income (including Lease Income)	5,703,831	165,264

	TOTAL	19,677,741	5,746,598

SCHEDULE 15 — INTEREST EXPENDED
I.	Interest on deposits	24,797,095	13,889,252
II.	Interest on Reserve Bank of India/inter-bank borrowings	1,833,699	478,387
III.	Others (including interest on borrowing of erstwhile ICICI Limited)	52,809,195	1,221,596

	TOTAL	79,439,989	15,589,235

SCHEDULE 16 — OPERATING EXPENSES
I.	Payments to and provisions for employees	4,030,246	1,471,774
II.	Rent, taxes and lighting	1,115,796	662,783
III.	Printing and Stationery	747,174	353,022
IV.	Advertisement and publicity	581,767	79,657
V.	Depreciation on Bank’s property	1,914,703	525,955
VI.	Depreciation on Leased assets	3,144,712	114,958
VII.	Directors’ fees, allowances and expenses	1,317	1,569
VIII.	Auditors’ fees and expenses (including branch auditors)	15,000	3,076
IX.	Law Charges	85,153	15,149
X.	Postages, Telegrams, Telephones, etc.	1,041,519	377,226
XI.	Repairs and maintenance	1,448,654	783,346
XII.	Insurance	251,809	141,498
XIII.	Other expenditure	5,739,050	*1,695,757

	TOTAL	20,116,900	6,225,770

* Includes Rs. 91.5 million amortisation of ADS issue expenses.

SCHEDULE 17 — PROVISIONS AND CONTINGENCIES
I.	Income Tax
	– Current period tax	2,145,480	1,213,300
	– Deferred tax adjustment	(6,425,900)	(903,300)
II.	Wealth Tax	22,500	5,000
III.	Additional depreciation/(write-back of depreciation) on investments	3,094,311	(157,000)
IV.	Provision for advances (net)	13,209,848	2,736,100
V.	Prudential provision on standard assets	1,540,000	(53,200)
VI.	Others	63,900	27,000

	TOTAL	13,650,139	2,867,900

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forming part of the Accounts	Continued

SCHEDULE 18

SIGNIFICANT ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

Overview

ICICI Bank Limited (“ICICI Bank” or “the Bank”), incorporated in Vadodara, India is a publicly held bank engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

Basis of preparation

In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal. Effective March 30, 2002, ICICI Bank acquired ICICI Limited (“ICICI”) and two of its retail finance subsidiaries, ICICI Personal Financial Services Limited (“I PFS”) and ICICI Capital Services Limited (“I CAPS”) along with ICICI’s interest in its subsidiaries in an all-stock deal. The amalgamation was accounted for as per the approved Scheme of Amalgamation and the purchase method of accounting.

The accounting and reporting policies of ICICI Bank used in the preparation of these financial statements conform with Generally Accepted Accounting Principles (“GAAP”) in India, the guidelines issued by the Reserve Bank of India (“RBI”) from time to time and practices generally prevailing within the banking industry in India. The Bank follows the accrual method of accounting and historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates.

A.	SIGNIFICANT ACCOUNTING POLICIES

1.	Revenue Recognition

	a)	Interest income is recognised in the Profit and Loss Account as it accrues except in the case of non-performing assets where it is recognised upon realization as per the prudential norms of the Reserve Bank of India. Accrual of income is also suspended on certain other loans, including projects under implementation where the implementation has been significantly delayed and in the opinion of the management significant uncertainties exist as to the final financial closure and/or date of completion of the project.

	b)	Income from hire purchase operations is accrued by applying the interest rate implicit on outstanding investments.

	c)	Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases effected from April 1, 2001 have been accounted as per Accounting Standard 19 on “Accounting for leases” issued by the Institute of Chartered Accountants of India (‘ICAI’).

	d)	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

	e)	Dividend is accounted on an accrual basis when the right to receive the dividend is established.

	f)	Fees received as a compensation of future interest sacrifice is amortised over the remaining period of the facility.

	g)	Arranger’s fee is accrued proportionately where more than 75% of the total amount of finance has been arranged.

	h)	All other fees are recognised upfront on their becoming due.

	i)	Income arising from sell down of loan assets is recognised upfront in excess of the future servicing cost of the assets sold and projected delinquencies and included in Interest income.

	j)	Guarantee commission is recognised over the period of the guarantee.

2.	Investments

Investments are valued in accordance with the extant RBI guidelines on investment classification and valuation as under :

	a)	All investments are categorised into ‘Held to Maturity‘, ’Available for sale’ and ‘Trading‘. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each category the investments are further classified under (a) Government Securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

	b)	‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for other than temporary diminution.

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schedules
forming part of the Accounts	Continued

	c)	‘Available for sale’ and ‘Trading’ securities are valued periodically as per RBI guidelines.

The market/fair value for the purpose of periodical valuation of quoted investments included in the “Available for Sale” and “Held for Trading” categories would be the market price of the scrip as available from the trades/quotes on the stock exchanges, SGL account transactions, price list of RBI, prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (“FIMMDA”) periodically.

The market/fair value of other than quoted SLR securities for the purpose of periodical valuation of investments included in the ‘Available for Sale’ and ‘Trading’ categories is as per the rates put out by Fixed Income Money Market and Derivatives Association (“FIMMDA”).

The valuation of non-SLR securities, other than those quoted on the stock exchanges, wherever linked to the YTM rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

Securities shall be valued scripwise and depreciation/appreciation aggregated for each category. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

	d)	Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

	e)	Broken period interest on debt instruments is treated as a revenue item.

	f)	Profit on sale of investment in the ‘Held to Maturity’ category is credited to the revenue account and thereafter is appropriated, (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Such appropriation is carried out at the year end.

3.	Provisions/Write-offs on loans and other credit facilities

	a)	In addition to the general provision of 0.25% made on standard assets in accordance with the RBI guidelines the Bank maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but not identified. For standard assets, additional general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

b)	The Bank has incorporated the assets taken over from ICICI in its books at carrying values as appearing in the books of ICICI with a provision made based on the fair valuation exercise carried out by an independent firm. To the extent future provisions are required on the assets taken over from ICICI, the provision created on fair valuation of the assets at the time of the amalgamation is used.

Amounts recovered against other debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the Profit and Loss Account.

	c)	All credit exposures are classified as per the RBI guidelines, into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets for provisioning based on the criteria stipulated by the RBI. Provisions are generally made on substandard and doubtful assets at rates equal to or higher than those prescribed by the RBI. The secured portion of the sub-standard and doubtful assets is provided at 50% over a three-year period instead of five and a half years as prescribed by the RBI. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

	d)	For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

e)	In the case of other than restructured loan accounts classified as NPAs, the account is reclassified as “standard” account if arrears of interest and principal are paid by the borrower.

In respect of loan accounts subject to restructuring, asset category is upgraded to standard account if the borrower demonstrates, over a minimum of one year, the ability to repay the loan in accordance with the contractual terms.

	f)	In addition to the provisions required to be held according to the asset classification status, provisions are held for country exposure (other than for home country). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the normal requirement is held.

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schedules
forming part of the Accounts	Continued

4.	Fixed assets and depreciation

	a)	Premises and other fixed assets are carried at cost less accumulated depreciation. Depreciation is charged over the estimated useful life of a fixed asset on a “straight line” basis. The rates of depreciation for fixed assets are :

Asset	Depreciation Rate

Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63%
or over the lease period,
whichever is higher
ATMs	12.50%
Plant and Machinery like Air-conditioners, Xerox machines, etc	10%
Furniture and Fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including Software and system development expenses) .	25%

	b)	Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956.

	c)	Assets purchased and sold during the year are depreciated on the basis of actual number of days the asset has been put to use.

	d)	Items costing less than Rs. 5,000 are fully depreciated in the year of purchase.

5.	Foreign Currency transactions

a)

Revenues and expenditure are translated at the exchange rates prevailing on the date of the transaction. Monetary assets and liabilities are translated at closing exchange rates notified by the Foreign Exchange Dealers’ Association of India (“FEDAI”) at the balance sheet date and the resulting profits/losses are included in the Profit and Loss Account.

	b)	Outstanding forward exchange contracts are stated at contracted rates and are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the Profit and Loss Account.

	c)	Contingent Liabilities on account of guarantees, endorsements and other obligations are stated at the exchange rates notified by FEDAI at the Balance Sheet date.

6.	Accounting for Derivative Contracts

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps to hedge on-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting.

Interest income/expense is accrued on Interest Rate Swaps (IRS) and currency swaps designated as hedges and booked in the Profit and Loss Account. Trading IRS, trading currency swaps and foreign currency options, outstanding at the Balance Sheet date is marked to market and the resulting loss if any, is recorded in the Profit and Loss Account.

7.	Employee Stock Option Scheme (“ESOS”)

The Bank has formulated an Employees Stock Option Scheme. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in graded manner. The options may be exercised within a specified period. Since the exercise price of the option is the closing market price as on the date of grant, there is no compensation cost.

8.	Staff benefits

For employees covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charge to Profit and Loss Account is on the basis of premium charged by LIC. Provision for gratuity and pension for other employees and leave encashment liability is determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the Profit and Loss Account based on contributions made in terms of the scheme.

9.	Income Taxes

Income tax expense is the aggregate amount of current tax and deferred tax charge. Taxes on income are accrued in the same period as the revenue and expenses to which they relate. Current period taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the year.

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schedules
forming part of the Accounts	Continued

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences arising between the carrying values of assets and liabilities and their respective tax basis and operating carry forward losses. Deferred tax assets are recognised only after giving due consideration to prudence. Deferred tax asset and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. The impact on account of changes in the deferred tax assets and liabilities is also recognised in the income statement.

Deferred tax assets are recognised based upon management’s judgement as to whether realisation is considered reasonably certain.

10.	Translation of the Financial Statements of Foreign Representative Offices

In accordance with the guidelines issued by the Reserve Bank of India, all assets, liabilities, income and expenditure of the foreign representative offices of the Bank have been converted at the closing rate prevailing on the balance sheet date.

B.	NOTES FORMING PART OF THE ACCOUNTS

1.	Information about Business and Geographical segments

The Bank had been reporting segmental results under three business segments namely Retail Banking, Corporate Banking and Treasury & Corporate office. Consequent to the merger of erstwhile ICICI Limited and two of its subsidiaries ICICI PFS Limited and ICICI Capital Services Limited with the Bank, the following has been considered as reportable segments :

•	Commercial Banking comprising the retail and corporate banking business of the Bank.
•	Investment Banking comprising the rupee and forex treasury of the Bank

Based on such allocations, segmental Balance Sheet as on March 31, 2003 and segmental Profit & Loss account for the year ended March 31, 2003 have been prepared.
						(Rupees in million)

	Business segments	Commercial Banking		Investment Banking		Total

		Current	Previous	Current	Previous	Current	Previous
	Particulars	Year	year	year	year	year	year

1.	Revenue (before profit on
	sale of shares of ICICI Bank
	Limited held by erstwhile
	ICICI Limited)	92,717.0	22,891.2	29,157.5	7,550.9	121,874.5	30,442.1
2.	Less: Inter segment Revenue	—	—	—	—	(8,515.6)	(3,176.2)
3.	Total Revenue (1) – (2)	—	—	—	—	113,358.9	27,265.9
4.	O p e r a t i n g P r o f i t ( i. e.
	Profit before unallocated
	expenses, extraordinary profit,
	and tax)	9,456.0	4,326.2	4,346.1	1,124.5	13,802.1	5,450.9
5.	Unallocated expenses	—	—	—	—	—	—
6.	Profit on sale of shares of
	ICICI Bank Limited held by
	erstwhile ICICI Limited	—	—	11,910.0	—	11,910.0	—
7.	Provisions (net) including
	Accelerated/Additional
	Provisions	17,305.7	2,709.9	602.4	(157.0)	17,908.1	2,552.9
8.	Profit before tax (4)-(5)-(6)-(7)	(7,849.7)	1,616.3	15,653.7	1,281.7	7,804.0	2,898.0
9.	Income tax expenses (net)/
	(net deferred tax credit)	—	—	—	—	(4,257.8)	315.0
10.	Net Profit (8)-(9)	—	—	—	—	12,061.8	2,583.0
Other Information
11.	Segment assets	685,550.8	669,889.9	363,550.4	361,303.1	1,049,101.2	1,031,193.0
12.	Unallocated assets	—	—	—	—	19,018.5	9,870.0
13.	Total assets (11)+(12)	—	—	—	—	1,068,119.7	1,041,063.0
14.	Segment liabilities	800,361.9	742,014.9	267,757.8	297,500.1	1,068,119.7	1,039,515.0
15.	Unallocated liabilities	—	—	—	—	—	1,548.0
16.	Total liabilities (14)+(15)	—	—	—	—	1,068,119.7	1,041,063.0

The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilisation in international markets. The assets and income from foreign operations are immaterial.

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schedules
forming part of the Accounts	Continued

2.	Preference Shares

Certain Government Securities amounting to Rs. 1,244.8 million (2002 : Rs. 1,304.6 million) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018 as per the original issue terms.

3.	Employee Stock Option Scheme

In terms of Employee Stock Option Scheme, the maximum number of options granted to any Eligible Employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the Eligible Employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank subsequent to the amalgamation of ICICI, I CAPS and I PFS with the Bank and the issuance of equity shares by the Bank pursuant to the amalgamation of ICICI, I CAPS and I PFS with the Bank.

In terms of the Scheme, 12,610,275 options (2002 : 13,343,625 options) granted to eligible employees were outstanding as at March 31, 2003.

Stock option activity

A summary of the status of the Bank’s option plan is presented below:

	Year ended	Year ended
	March 31, 2003	March 31, 2002

	Option shares	Option shares
	outstanding	outstanding
Outstanding at the beginning of the year	13,343,625	1,636,125
Add: Granted during the year	—	4,735,200
Options taken over on Amalgamation	—	*7,015,800
Less: Forfeited during the year	730,350	43,500
Exercised during the year	3,000	—
Outstanding at the end of the year	12,610,275	13,343,625

* Represents options granted to option holders of erstwhile ICICI Limited in the share swap ratio.

4.	Subordinated Debt

Subordinated debt includes Index bonds amounting to Rs.A95.8Amillion, (2002 : Rs.88.0 million) which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive Index (Sensex) per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex. The Bank has not issued any subordinated debt during the current year.

5.	Fixed Assets and Depreciation

The Bank depreciated Automatic Teller Machines (“ATMs”) over its useful life estimated as 6 years or over the lease period for ATMs taken on lease. Effective April 1, 2002 the Bank revised the useful life of the ATMs to 8 years based on an evaluation done by the management.

Accordingly, the depreciation charged for the current year was lower by Rs. 29.0 million.

6.	Investments

Effective AprilA1, 2002, the Bank has changed the methodology for ascertaining the carrying cost of fixed income bearing securities from Weighted Average Method to First-In-First-Out Method. The impact due to the aforementioned change on the Profit and Loss Account for the year ended March 31, 2003 has resulted into a profit amounting to Rs. 132.2 million.

Investments include shares and debentures amounting to Rs. 3,781.9 million, which are in the process of being registered in the name of the Bank.

Investments also include government securities amounting to Rs. 703.5 million (representing face value of securities) pledged with certain banks and institutions for cheque drawal and clearing facilities.

Repurchase Transactions

During the current year, the Bank has changed its method of accounting repurchase transactions and reverse repurchase transactions. These transactions have been accounted for as a sale and forward purchase, or purchase and a forward sale transactions in the current year as against a borrowing or lending transaction in the previous year. The net impact of the same on the profit and loss account is not material.

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schedules
forming part of the Accounts	Continued

7.	Deferred Tax

On March 31, 2003, the Bank has recorded net deferred tax asset of Rs.A4,878.3Amillion, (2002 : Deferred tax liability of Rs. 1,547.6 million) which has been included in other assets.

A composition of deferred tax assets and liabilities into major items is given below :

		(Rupees in million)

Particulars			March 31, 2003	March 31, 2002
Amortisation of premium on investments		527.4		85.2
Provision for bad and doubtful debts		12,988.7		7,139.7
Others		845.3		1,306.7

			14,361.4	8,531.6
Less:	Deferred Tax Liability
	Depreciation on fixed assets	9,246.9		9,910.5
	Others	236.2		168.7

			9,483.1	10,079.2

Net Deferred Tax Asset/(Liability)			4,878.3	(1,547.6)

8.	Related party transactions

ICICI Bank has entered into transactions with the following related parties:

•	Subsidiaries, Joint Ventures and subsidiaries;
•	Key Management Personnel and their relatives

The related party transactions can be categorised as follows :

			Key
			Management
Items/Related Party	Subsidiaries	Associates	Personnel@	Total

Deposits	2,343.0	4.4	20.3	2,367.7
Rendering of services	244.8	2.6	—	247.4
Insurance premiums paid	—	106.0	—	106.0

@ Whole-time Directors of the Board and their relatives.

Remuneration paid to the Directors of ICICI Bank Limited during the year ended March 31, 2003 was Rs. 41.0 million

The list of related parties is as follows :

Subsidiaries and Joint Ventures

ICICI Venture Funds Management Company Limited, ICICI Securities and Finance Company Limited, ICICI Brokerage Services Limited, ICICI International Limited, ICICI Trusteeship Services Limited, ICICI Home Finance Company Limited, ICICI Investment Management Company Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Bank UK Limited, ICICI Prudential Life Insurance Company Limited, and ICICI Lombard General Insurance Company Limited.

Associates

Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund, ICICI Property Trust, and TCW/ICICI Investment Partners L.L.C.

9.	Earnings Per Share (“EPS”)

The Bank reports basic and diluted earnings per equity share in accordance with Accounting Standard-20, Earnings Per Share. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

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schedules
forming part of the Accounts	Continued

The computation of Earnings Per Share is set out below :
	Rupees in millionexcept per share data

	March 31, 2003	March 31, 2002
Basic
Weighted Average no. of equity shares
Outstanding (Nos.)	613,031,569	*222,510,311
Net Profit	12,061.8	2,583.0
Earnings per Share (Rs.)	19.68	11.61
Diluted
Weighted Average no. of equity shares
Outstanding (Nos.)	613,750,295	*222,510,311
Net Profit	12,061.8	2,583.0
Earnings per Share (Rs.)	19.65	11.61
Nominal Value per share (Rs.)	10.00	10.00

* 39,26,72,724 shares issued on amalgamation of ICICI Limited have been considered for computation of weighted average number of equity shares.

The dilutive impact is mainly due to options issued to employees by the Bank

10.	Assets under lease

10.1	Assets under operating lease

The future lease rentals are given in the table below :
		(Rupees in million)

	Period	March 31, 2003

	Not later than one year	108.5
	Later than one year and not later than five years	537.9
	Later than five years	472.0

	Total	1,118.4

10.2	Assets under finance lease

	The future lease rentals are given in the table below :
		(Rupees in million)

	Period	March 31, 2003

	Total of future minimum lease payments	1,161.0
	Present value of lease payments	818.1
	Unmatured finance charges	342.9

	Maturity profile of total of future minimum lease payments
	Not later than one year	166.0
	Later than one year and not later than five years	831.9
	Later than five years	163.1

	Total	1,161.0

11.	Additional Disclosures

	The following additional disclosures have been made taking into account RBI guidelines in this regard.

11.1	Capital Adequacy Ratio

	The Capital to Weighted Risk Assets Ratio (CRAR) as assessed by the Bank on the basis of the attached financial statements and guidelines issued by RBI is given in the table below :

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schedules
forming part of the Accounts	Continued

	(Rupees in million)

	March 31, 2003	March 31, 2002
Tier I Capital*	58,072.3	58,873.2
Tier II Capital	33,387.5	31,248.0
Total Capital	91,459.8	90,121.2

Total Risk Weighted assets and contingents	823,805.4	787,832.1

Capital Ratios (per cent)
Tier I	7.05%	7.47%
Tier II	4.05%	3.97%

Total Capital	11.10%	11.44%

* Tier I Capital includes the preference shares which are due for redemption in 2018, as reduced by the amount of corpus created in accordance with Reserve Bank of India guidelines.

11.2	Business/Information ratios

The business/information ratios for the years ended March 31, 2003 and March 31, 2002 are given in the table below :
			(Rupees in million)

			March 31, 2003	March 31, 2002

	(i)	Interest income to working funds (percent)	9.07%	8.44%
	(ii)	Non-interest income to working funds (percent)	1.91%	2.25%
	(iii)	Operating profit to working funds (percent)	2.49%	2.14%
	(iv)	Return on assets (percent)	1.13%	0.67%
	(v)	Business per employee (average deposits plus average advances)	112.0	*48.6
	(vi)	Profit per employee	1.1	*0.5
	(vii)	Net non-performing advances (funded) to net advances (percent)	5.21%	5.48%

	*	based on weighted average number of employees.

	For the purposes of computing the above ratios working funds represents the average of total assets as reported to the Reserve Bank of India under Section 27 of the Banking Regulation Act, 1949.

11.3	Maturity Pattern

	a)	Rupee denominated assets and liabilities as on March 31, 2003

	The maturity pattern of rupee denominated assets and liabilities of the Bank as on March 31, 2003 is given below:

			(Rupees in million)

	Loans &	Investment
Maturity Buckets	Advances	Securities	Deposits	Borrowings

1 to 14 days	14,165.3	32,828.6	40,141.0	6,715.7
15 to 28 days	1,810.0	21,956.9	14,275.7	3,035.4
29 days to 3 months	18,592.5	36,459.5	67,790.7	17,445.0
3 to 6 months	17,052.9	18,736.1	26,369.2	18,111.5
6 months to 1 year	40,059.6	43,943.5	102,763.0	49,366.1
1 to 3 years	148,660.2	110,286.9	198,621.2	129,667.8
3 to 5 years	81,199.1	22,173.4	10,631.5	22,079.9
Above 5 years	142,587.7	68,238.2	6,885.0	28,231.6

Total	464,127.3	354,623.1	467,477.3	274,653.0

F20

schedules
forming part of the Accounts	Continued

b)	Rupee denominated assets and liabilities as on March 31, 2002.

The maturity pattern of rupee denominated assets and liabilities of the Bank as on March 31, 2002 is given below :

			(Rupees in million)

	Loans & Advances	Investment
Maturity Buckets	(net of bill	Securities	Deposits	Borrowings
	rediscounting)

1 to 14 days	8,256.4	13,199.8	31,520.6	9,964.9
15 to 28 days	3,569.2	6,862.4	9,217.7	14,997.1
29 days to 3 months	25,529.4	28,901.8	48,170.6	44,152.0
3 to 6 months	23,315.0	26,753.0	27,790.6	32,293.2
6 months to 1 year	37,108.7	52,187.7	57,985.5	89,428.6
1 to 3 years	132,256.2	73,657.6	128,935.9	141,625.6
3 to 5 years	75,373.3	44,746.1	4,031.8	39,513.0
Above 5 years	137,006.9	115,570.6	1,442.1	28,482.3

Total	442,415.1	361,879.0	309,094.8	400,456.7

c)	Forex denominated assets and liabilities as on March 31, 2003.

The maturity pattern of forex denominated assets and liabilities as on March 31, 2003 is given below:

			(Rupees in million)

		Balances with
		banks and
	Loans &	money at call
Maturity Buckets	Advances	and short notice	Deposits	Borrowings

1 to 14 days	341.3	2,770.2	677.7	1,579.2
15 to 28 days	545.0	—	233.6	1.0
29 days to 3 months	1,202.8	—	1,063.9	6,620.9
3 to 6 months	2,003.3	—	1,610.2	8,591.3
6 months to 1 year	6,889.3	—	3,603.0	10,132.7
1 to 3 years	17,575.2	—	7,026.7	9,834.9
3 to 5 years	11,553.8	—	0.7	13,099.4
Above 5 years	28,556.1	—	—	18,511.8

Total	68,666.8	2,770.2	14,215.8	68,371.2

d)	Forex denominated assets and liabilities as on March 31, 2002.

The maturity pattern of forex denominated assets and liabilities as on March 31, 2002 is given below:

					(Rupeesin million)

		Balances
		with banks
		and money
	Loans &	at call and			Other	Other
Maturity Buckets	Advances	short notice	Deposits	Borrowings	assets	liabilities

1 to 14 days	521.7	27,513.7	598.0	257.7	319.1	325.9
15 to 28 days	300.0	12,881.9	228.6	1.0	—	—
29 days to 3 months	1,384.0	—	913.4	5,575.4	—	—
3 to 6 months	1,761.0	—	1,283.4	8,190.4	—	—
6 months to 1 year	2,528.4	—	3,208.6	26,920.5	—	—
1 to 3 years	10,383.6	—	5,521.1	16,413.6	—	—
3 to 5 years	12,851.3	—	3.2	12,142.8	—	—
Above 5 years	19,234.0	—	—	22,228.5	—	—

Total	48,964.0	40,395.6	11,756.3	91,729.90	319.1	325.9

Notes :
•	In compiling the information of maturity pattern (refer 11.3 (a) , 11.3 (b), 11.3 (c) and 11.3 (d) above), certain estimates and assumptions have been made by the management which have been relied upon by the auditors.
•	Assets and liabilities in foreign currency exclude off-balance sheet assets and liabilities.

 F21

schedules
forming part of the Accounts	Continued

11.4	Advances

(i)

Lending to sensitive sectors

The Bank has lending to sectors, which are, sensitive to asset price fluctuations. Such sectors include Capital Market, Real Estate and Commodities.

The position of lending to sensitive sectors is given in the table below :

		(Rupees in million)

		March 31, 2003	March 31, 2002

	Capital Market Sector*	1,692.7	1,715.5
	Real Estate Sector	20,941.8	4,757.8
	Commodities Sector	1,663.6	1,109.6

	* represents loans to NBFC and brokers against pledge of shares.

(ii)	Movement of Gross NPA (Funded) during the year
		(Rupees in million)

		2003	2002

	As on March 31	50,130.3	4,092.5
	Additions during the year	11,937.7	48,772.9

		62,068.0	52,865.4
	Less: Reductions during the year	11,794.2	2,735.1

	As on March 31	50,273.8	50,130.3

(iii)	Provision for NPAs
		(Rupees in million)

		2003	2002

	Provision netted from Advances as on March 31	23,838.1	2,059.0
	Add: Provisions made during the year (including utilisation of fair
	value provisions)	6,704.8	23,120.3

		30,542.9	25,179.3
	Less: write-offs/recovery	8,506.8	1,341.2

	Provision netted off from advances as on March 31	22,036.1	23,838.1

(iv)

Information in respect of restructured assets

The Bank has restructured borrower accounts in standard and sub-standard category. The amounts outstanding at the year-end in respect of these accounts are given below :

	(Rupees in million)

	March 31, 2003	March 31, 2002

Amount of Standard assets subjected to restructuring	*89,431.7	46,978.4
Amount of Sub-standard assets subjected to restructuring	—	177.4

Total amount of loan assets subjected to restructuring	89,431.7	47,155.8

	*	The above includes assets amounting to Rs. 39,282.4 million subject to restructuring under Corporate Debt Restructuring mechanism constituted by Reserve Bank of India

11.5	Investments
				(Rupees in million)

			March 31, 2003		March 31, 2002

		In India	Outside India	In India	Outside India

Gross	value	370,454.5	356.7	380,232.1	142.9
Less:	Provision for depreciation and Fair
	Value adjustments	15,917.2	271.0	21,442.5	21.7

Net value		354,537.3	85.7	358,789.6	121.2

F22

schedules
forming part of the Accounts	Continued

	Provision for depreciation on Investments
			(Rupees in million)

			2003	2002

	As on March 31		* 17,330.0	421.3
	Add:	Provision made during the year (including utilisation of fair value
		provisions)	(3,168.5)	17,135.8

	Less:	Transfer to Investment Fluctuation Reserve	—	160.0
	Write-off during the year		—	67.1

	As on March 31		14,161.5	17,330.0

	*	Excludes provision on Application Money Rs. 1,166.1 million.

11.6	Investments in equity shares and equity like instruments

		(Rupees in million)

		March 31, 2003	March 31, 2002

	Shares	6,330.2	7,208.1
	Convertible debentures	1,898.2	1,198.2
	Units of Equity oriented mutual funds	578.9	3,528.6
	Investment in Venture Capital Funds	3,352.6	6,685.6
	Others (loans against collateral, advances to brokers)	1,400.2	4,121.9

	Total	13,560.1	22,742.4

11.7	Investments in jointly controlled entities

	Investments include Rs. 4,026.1 million representing the Bank’s interests in the following jointly controlled entities.

		Country/	Percentage
Sr. No.	Name of the Company	Residence	Holding

1.	ICICI Prudential Life Insurance Company Limited	India	74.00%
2.	ICICI Lombard General Insurance Company Limited	India	74.00%
3.	Prudential ICICI Asset Management Company Limited	India	**44.99%
4.	Prudential ICICI Trust Limited	India	**44.80%

** Indicates holding by ICICI Bank Limited along with its subsidiaries.

The aggregate amounts of assets, liabilities, income and expenses relating to the Bank’s interests in the above entities follow :

		(Rupees in million)

Liabilities	Amount	Assets	Amount

Capital and Reserves	2,370.9	Cash and Bank balances	522.1
Other liabilities	2,113.7	Investments	6,775.2
Liabilities on life policies in force	3,911.7	Fixed assets	352.8
		Other assets	746.2

Total	8,396.3	Total	8,396.3

		(Rupees in million)

Expenses	Amount	Income	Amount

Interest Expenses	2.0	Interest income	254.0
Other expenses –		Other income –
– Premium ceded and Change in	2,588.1	– Insurance premium/commission	4,942.3
liability for life policies in force
– Others	3,988.0	– Others	410.4
Provisions	37.6

Total	6,615.7	Total	5,606.7

			F23

schedules
forming part of the Accounts	Continued

11.8	Risk category-wise country-wise exposure

The country exposure of the Bank is categorised into seven risk categories listed in the following table. Since the country exposure (net) of the Bank does not exceed 2% of the total funded assets, no provision is required to be maintained for country exposures.

		(Rupees in million)

	Risk Category	Exposure (net) as
		on March 31, 2003

	Insignificant	3,559.5
	Low	205.9
	Moderate	13.5
	High	12.5

	Total	3,791.4

11.9	Interest Rate Swaps

			(Rupees in million)

	Notional Principal	Hedging	29,730.0
		Trading	348,337.8
	Fair Value	Trading	308.8
	Associated Credit Risk	Trading	422.8

	Market Risk (Trading Swaps)	In the event of 100 basis points rise in the interest rates, there will be a negative impact of Rs. 38.1 million on the swap book.
	Collateral	As per prevailing market practice, collateral is not insisted upon from counter party.
	Credit risk concentration (Trading Swaps)	Standard Chartered Grindlays Bank Rs. 246.7 million.

12.	Others

a.	Credit Exposure to	% age to	% age to	% age to	% age to
		Capital funds	Total Exposure	Capital funds	Total Exposure

		As at March 31, 2003		As at March 31, 2002

(a)	Single Largest Borrower	22.3%	2.4%	21.4%	2.4%
(b)	Largest Borrower Group	44.2%	4.8%	41.3%	4.5%
(c)	Top ten Single Borrowers
	No. 1	22.3%	2.4%	21.4%	2.4%
	No. 2	21.1%	2.3%	20.2%	2.2%
	No. 3	13.8%	1.5%	14.1%	1.5%
	No. 4	11.8%	1.3%	13.4%	1.5%
	No. 5	10.9%	1.2%	12.6%	1.4%
	No. 6	10.0%	1.1%	12.2%	1.3%
	No. 7	8.9%	1.0%	11.0%	1.2%
	No. 8	8.9%	1.0%	10.1%	1.1%
	No. 9	8.6%	0.9%	9.4%	1.0%
	No. 10	8.2%	0.9%	9.3%	1.0%
(d)	Top ten Borrower Groups
	No. 1	44.2%	4.8%	41.3%	4.5%
	No. 2	28.1%	3.1%	32.7%	3.6%
	No. 3	28.1%	3.1%	23.5%	2.6%
	No. 4	25.2%	2.7%	21.0%	2.3%
	No. 5	19.1%	2.1%	19.2%	2.1%
	No. 6	18.5%	2.0%	13.4%	1.5%
	No. 7	14.3%	1.6%	12.1%	1.3%
	No. 8	11.8%	1.3%	11.9%	1.3%
	No. 9	11.4%	1.2%	11.8%	1.3%
	No. 10	11.0%	1.2%	10.8%	1.2%

				% age to Total	% age to Total
				Exposure	Exposure
				As at	As at
				March 31, 2003	March 31, 2002
(e)	Five largest Industrial Sectors
No. 1	10.1%	10.9%
No. 2	9.6%	10.7%
No. 3	8.5%	9.1%
No. 4	5.2%	6.2%
No. 5	4.9%	5.1%

F24

schedules
forming part of the Accounts	Continued

	b.	Exchange Fluctuation

Exchange Fluctuation aggregating Rs. 923.6 million, which arises on account of Rupee-tying Agreements with the Government of India, is held in “Exchange Fluctuation Suspense with Government Account” pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

	c.	Swap suspense (net) Swap Suspense (net) aggregating Rs. 128.7 million (debit), which arises out of conversion of foreign currency swaps, is held in “Swap Suspense Account” and will be reversed at conclusion of swap transactions with swap counter parties. d. Exchange Risk Administration Scheme Under the Exchange Risk Administration Scheme (“ERAS”), the Government of India has agreed to extend support to the Exchange Risk Administration Fund (“ERAF”), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (IDBI) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through IDBI.

The Government of India has foreclosed the scheme vide their letter F. N. 6 (3)/2002-IF.1 dated January 28, 2003. The total amount payable to the Government of India under the scheme amounting to Rs. 493.6 million has been included in Other Liabilities.

	e.	Profit on sale of shares in ICICI Bank Limited is in respect of the shares held by erstwhile ICICI Limited and transferred to a Board of Trustees as per the scheme of amalgamation.

13.	Comparative figures

Consequent on the merger of ICICI, I PFS and I CAPS with the Bank effective March 30, 2002, current year figures are not comparable with those of the previous year. Figures of the previous year have been regrouped to conform to the current year’s presentation.

Signatures to Schedules 1 to 19
For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Executive Director

		NACHIKET MOR	CHANDA D. KOCHHAR
		Executive Director	Executive Director

		S. MUKHERJI	BALAJI SWAMINATHAN
		Executive Director	Senior General Manager

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F25

cash flow statement
for the year ended March 31, 2003

SCHEDULE 19			(Rs. in ‘000)

Particulars		2002-2003	2001-2002

CASH FLOW FROM OPERATING ACTIVITIES
Net profit before taxes		7,803,872	2,897,990
Adjustment for :
Depreciation on fixed assets		5,059,415	640,913
Net (appreciation)/depreciation on investments		3,094,311	(157,000)
Provision in respect of non-performing assets (including prudential provision
on standard assets)		14,749,848	2,682,900
Provision for contingencies & others		63,900	27,000
Loss on sale of fixed assets		65,038	627

		30,836,384	6,092,430
Adjustments for :
(Increase) / Decrease in Investments		1,193,485	(153,127,918)
(Increase) / Decrease in Advances		(74,578,831)	23,033,299
Increase / (Decrease) in Borrowings		(149,162,389)	(14,704,085)
Increase / (Decrease) in Deposits		160,841,952	157,069,033
(Increase) / Decrease in Other assets		(24,500,144)	(5,070,756)
Increase / (Decrease) in Other liabilities and provisions		3,266,612	10,395,316

		(82,939,315)	17,594,889
Payment of taxes (net)		(6,438,190)	(1,275,280)

Net cash generated from operating activities	(A)	(58,541,121)	22,412,039

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of fixed assets		(4,516,874)	(244,184)
Proceeds from sale of fixed assets		102,090	7,307

Net cash generated from investing activities	(B)	(4,414,784)	(236,877)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from issue of share capital		315
Repayment of subordinated debt		(17,882)	2,285,354
Dividend and dividend tax paid		—	(971,340)

Net cash generated from financing activities	(C)	(17,567)	1,314,014

Cash and cash equivalents on amalgamation	(D)	—	68,437,439

Net increase/(decrease) in cash and cash equivalents	(A)+(B)+(C)+(D)	(62,973,472)	91,926,615

Cash and cash equivalents as at April 1st		127,863,499	35,936,884
Cash and cash equivalents as at March 31st		64,890,027	127,863,499

Cash and Cash equivalents represent ‘Cash and balance with Reserve Bank of India’ and ‘Balances with banks and money at call and short notice’

For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Executive Director

		NACHIKET MOR	CHANDA D. KOCHHAR
		Executive Director	Executive Director

		S. MUKHERJI	BALAJI SWAMINATHAN
		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

AUDITORS’ CERTIFICATE
We have verified the attached cash flow statement of ICICI BANK LIMITED which has been compiled from and is based on the audited financial statements for the years ended March 31, 2003 and March 31, 2002. To the best of our knowledge and belief and according to the information and explanations given to us, it has been prepared pursuant to the requirements of Listing Agreements entered into by ICICI Bank with stock exchanges.

For N. M. RAIJI & CO.	For S.R. BATLIBOI & CO.
Chartered Accountants	Chartered Accountants

JAYESH M. GANDHI	per VIREN H. MEHTA
Partner Place: Mumbai Date: April 25, 2003	a Partner

F26

section 212
Statement pursuant to Section 212 of the Companies Act, 1956, relating to Subsidiary Companies

Sr. No.	Name of the Subsidiary Company	Financial year of the Subsidiary ended on	Number of Equity Shares held by ICICI Bank and/or its nominees in the Subsidiary as on March 31, 2003	Extent of interest of ICICI Bank in Capital of Subsidiary	Net aggregate amount of Profits/(Losses) of the Subsidiary so far as it concerns the Members of ICICI Bank and is not dealt with in the Accounts of ICICI Bank (see note 1)		Net aggregate amount of Profits/Losses of the Subsidiary so far as it concerns the Members of ICICI Bank dealt with or provided for in the Accounts of ICICI Bank (see note 2)

					Rs. in thousands		Rs. in thousands

					for the financial year ended March 31, 2003	for the previous financial years of the subsidiary since it became a subsidiary	for the financial year ended on March 31, 2003	for the previous financial years of the subsidiary since it became a subsidiary

1.	ICICI Securities and Finance Company Limited	March 31, 2003	202,833,200 Equity Shares of Rs.10 each fully paid-up.	99.9%	318,664	1,258,110	710,510	1,567,850
2.	ICICI Brokerage Services Limited	March 31, 2003	4,500,700 Equity Shares of Rs. 10 each fully paid-up held by ICICI Securities and Finance Company Limited.	99.9%	54,774	93,987	Nil	Nil
3.	ICICI Venture Funds Management Company Limited	March 31, 2003	3,124,890 Equity Shares of Rs. 10 each fully paid.	100%	34,327	198,544	151,875	348,736
4.	ICICI International Limited, Mauritius	March 31, 2003	40,000 Ordinary Shares of USD 10 each fully paid-up.	100%	13	11,513	2,446	13,336
5.	ICICI Home Finance Company Limited	March 31, 2003	115,000,000 Equity Shares of Rs. 10 each fully paid.	100%	56,450	136,486	230,000	Nil
6.	ICICI Trusteeship Services Limited	March 31, 2003	800 Equity Shares of Rs. 10 each fully paid.	100%	225	214	Nil	Nil
7.	ICICI Investment Management Company Limited	March 31, 2003	10,000,700 Equity Shares of Rs. 10 each fully paid-up.	100%	5,242	7,623	Nil	Nil
8.	ICICI Prudential Life Insurance Company Limited	March 31, 2003	314,500,000 Equity Shares of Rs. 10 each fully paid-up	74%	1,089,142)	(775,928)	Nil	Nil
9.	ICICI Lombard General Insurance Company Limited	March 31, 2003	81,400,000 Equity Shares of Rs.10 each fully paid-up	74%	24,405	(75,429)	Nil	Nil
10	ICICI Securities Holdings, Inc.	March 31, 2003	1,600,000 Shares of USD 1 each held by ICICI Securities & Finance Company Limited	99.9%	3,057	(9,103)	Nil	Nil
11	ICICI Securities Inc.	March 31, 2003	1,050,000 Commom Stock of USD 1 each, fully paid up held by ICICI Sec. Holding Inc.	99.9%	(5,484)	(18,134)	Nil	Nil

1.	The above companies which were subsidiaries of erstwhile ICICI Limited have become subsidiaries of the Bank consequent to merger of ICICI Limited with ICICI Bank.
2.	The amount received by the erstwhile ICICI Limited upto March 29, 2002 as dividend as also been included in the reserves of ICICI Bank.
3.	ICICI Bank UK Limited (ICICI Bank UK) was incorporated on February 11, 2003 as a 100% subsidiary of ICICI Bank Limited with paid-up share capital of 1 pound. No accounts have been prepared for financial period ended on March 31, 2003.

For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Executive Director

		NACHIKET MOR	CHANDA D. KOCHHAR
		Executive Director	Executive Director

		S. MUKHERJI	BALAJI SWAMINATHAN
		Executive Director	Senior General Manager

	JYOTIN MEHTA	N. S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F27

consolidated financial statements of ICICI Bank Limited and its subsidiaries

F28

auditors’ report
to the Board of Directors of ICICI Bank Limited on the Consolidated Financial Statements of ICICI Bank Limited and its Subsidiaries, Associates and Joint Ventures

We have examined the attached consolidated balance sheet of ICICI Bank Limited, and its subsidiaries, associates and joint ventures (the Group) as at March 31, 2003, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement for the year then ended prepared in accordance with accounting principles generally accepted in India.

These financial statements are the responsibility of the ICICI Bank Limited’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

We did not jointly audit the financial statements of the subsidiaries, associates and joint ventures, whose financial statements reflect total assets of Rs.55,391.4 million as at March 31, 2003, and total revenues of Rs.8,083.5 million for the year then ended. These financial statements have been audited by either of us singly or jointly with others or by other auditors, insofar as it relates to the amounts included in respect of those subsidiaries, associates and joint ventures, is based on the report of those respective auditors.

We report that -

1.	We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit and have found them to be satisfactory;

2.	The consolidated financial statements have been prepared by the Bank in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India and on the basis of the separate financial statements of ICICI Bank Limited and its subsidiaries, associates and joint ventures included in the consolidated financial statements.

3.	On the basis of the information and explanations given to us and on the consideration of the separate audit reports on individual audited financial statements of ICICI Bank Limited and its subsidiaries, associates and joint ventures, we are of the opinion that in conformity with the accounting principles generally accepted in India:

a.	the Consolidated Balance Sheet gives a true and fair view of the state of affairs of the group as at March 31, 2003;

b.	the Consolidated Profit and Loss Account gives a true and fair view of the results of operations of the group for the year then ended; and

c.	the Consolidated Cash Flow Statement gives a true and fair view of the cash flows of the group for the year then ended.

For N.M. RAIJI & CO.	For S.R. BATLIBOI & CO.
Chartered Accountants	Chartered Accountants

JAYESH M. GANDHI	per VIREN H. MEHTA
Partner	a Partner

Mumbai: April 25, 2003

F29

consolidated balance sheet
as of March 31, 2003

			As on
	Schedule	(Rs. in ‘000s)	31.03.2002

CAPITAL AND LIABILITIES
Capital	1	9,626,600	9,625,472
Reserves and Surplus	2	60,594,980	54,163,567
Minority Interest		71,309	608,580
Deposits	3	479,507,012	322,171,170
Borrowings	4	367,215,827	516,140,058
Liabilities on Life Policies in force		3,911,716	1,332,029
Other liabilities and provisions	5	173,404,234	164,130,138

TOTAL		1,094,331,678	1,068,171,014

ASSETS
Cash and balance with Reserve Bank of India	6	49,089,557	17,780,348
Balances with banks and money at call and short notice	7	16,407,439	110,894,279
Investments	8	377,753,510	372,748,416
Advances	9	539,089,650	479,072,519
Fixed Assets	10	41,257,334	44,151,919
Other Assets	11	70,734,188	43,523,533

TOTAL		1,094,331,678	1,068,171,014

Contingent liabilities	12	937,472,700	438,008,528
Bills for collection		13,367,843	13,234,184
Significant Accounting Policies and Notes to Accounts	18
Cash Flow Statement	19

The Schedules referred to aboveform an integral part of theBalance Sheet.

As per our Report of even date		For and on behalf of the Board of Directors

For N.M. RAIJI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

JAYESH M. GANDHI		LALITA D. GUPTE	KALPANA MORPARIA
Partner		Joint Managing Director	Executive Director

For S.R. BATLIBOI & CO.		NACHIKET MOR	CHANDA D. KOCHHAR
Chartered Accountants		Executive Director	Executive Director

per VIREN H. MEHTA		S. MUKHERJI	BALAJI SWAMINATHAN
a Partner		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F30

consolidated profit and loss account
for the year ended March 31, 2003

				Year ended
		Schedule	(Rs. in ‘000s)	31.03.2001

I.	INCOME
	Interest earned	13	96,908,195	21,539,054
	Other income	14	25,239,011	5,791,261
	Profit on sale of shares of ICICI Bank Limited held by
	erstwhile ICICI Limited		11,910,517

	TOTAL		134,057,723	27,330,315

II.	EXPENDITURE
	Interest expended	15	81,267,904	15,603,176
	Operating expenses	16	27,482,541	6,254,801
	Provisions and contingencies	17	13,791,720	2,887,464

	TOTAL		122,542,165	24,745,441

III.	PROFIT/LOSS
	Net profit for the year		11,515,558	2,584,874
	Minority Int. P/L Credit/(Debit)		(4,400)	(391)
	Net profit after Minority Interest		11,519,958	2,585,265
	Profit brought forward		197,889	8,294

	TOTAL		11,717,847	2,593,559

IV.	APPROPRIATIONS/TRANSFERS
	Statutory Reserve		3,020,000	650,000
	Transfer from Debenture Redemption Reserve		(100,000)
	Capital Reserve		2,000,000
	Investment Fluctuation Reserve		1,000,000	160,000
	Special Reserve		500,000	140,000
	Revenue and other Reserves		100,000	960,000
	Proposed equity share Dividend		4,597,758
	Proposed preference share Dividend		35
	Interim dividend paid		—	440,717
	Corporate dividend tax		589,092	44,953
	Balance carried over to Balance Sheet		10,962	197,889

	TOTAL		11,717,847	2,593,559

Significant Accounting Policies and Notes to Accounts		18

Cash Flow Statement		19

Earning per Share (Refer note B. 9)
	Basic (Rs.)		18.79	11.
	Diluted (Rs.)		18.77	11.

The Schedules referred to aboveform an integral part of theBalance Sheet.

As per our Report of even date		For and on behalf of the Board of Directors

For N.M. RAIJI & CO.		N. VAGHUL	K. V. KAMATH
Chartered Accountants		Chairman	Managing Director & CEO

JAYESH M. GANDHI		LALITA D. GUPTE	KALPANA MORPARIA
Partner		Joint Managing Director	Executive Director

For S.R. BATLIBOI & CO.		NACHIKET MOR	CHANDA D. KOCHHAR
Chartered Accountants		Executive Director	Executive Director

per VIREN H. MEHTA		S. MUKHERJI	BALAJI SWAMINATHAN
a Partner		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F31

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003

		As on
	(Rs. in ‘000s)	31.03.2002

SCHEDULE 1 — CAPITAL

Authorised Capital
1550,000,000 equity shares of Rs. 10 each	15,500,000	3,000,000
(Previous year 300,000,000 equity shares of Rs. 10 each)
350 preference shares of Rs 10 million each.	3,500,000	—

Issued, Subscribed and Paid-up Capital
613,031,404 (Previous year 220,358,680) equity shares of Rs. 10 each[1]	6,130,314	2,203,587
Less: Calls unpaid	(3,744)	—
Add: Issued 3,000 equity shares of Rs. 10 each on exercise of
employee stock option	30	—

Share Capital Suspense (Net)
[Previous year : represents face value of 392,672,724 equity shares to
be issued to shareholders of ICICI Limited on amalgamation]	—	3,921,885

Preference Share Capital[2]
[Represents face value of 350 preference shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on
amalgamation redeemable at par on April 20, 2018]	3,500,000	—

Preference Share Capital Suspense[2]
[Represents face value of 350 preference shares to be issued to preference share holders of ICICI Limited on amalgamation redeemable
at par on April 20, 2018]	—	3,500,000

TOTAL	9,626,600	9,625,472

1.	Includes:

	a)	31,818,180 underlying equity shares consequent to the ADS issue.
	b)	23,539,800 equity shares issued to the equity share holders of Bank of Madura Limited on amalgamation.
	c)	264,465,582 equity shares issued to the equity share holders [excluding ADS holders] of ICICI Limited on amalgamation.
	d)	128,207,142 underlying equity shares issued to the ADS holders of ICICI Limited onamalgamation.

2.	The notification from Ministry of Finance has currently exempted the Bank from the restriction of Section 12 (1) of the Banking Regulation Act, 1949, which prohibits issue of preference shares by banks.

F32

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003	Continued

			As on
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 2 — RESERVES AND SURPLUS

I.	Statutory Reserve
	Opening balance	2,627,337	1,844,307
	Additions during the year	3,044,990	783,030
	Deductions during the year	—	—
	Closing balance	5,672,327	2,627,337
II.	Debenture Redemption Reserve
	Opening balance	100,000	—
	Additions during the year	—	100,000
	Deductions during the year	100,000	—
	Closing balance	—	100,000
III.	Special Reserve
	Opening balance	10,973,030	—
	Additions during the year	612,366	10,973,030
	Deductions during the year	—	—
	Closing balance	11,585,396	10,973,030
IV.	Share Premium
	Opening balance*	8,341,025	8,014,085
	Additions during the year (on exercise of employee stock options)	285	319,670
	Deductions during the year	—	—
	Closing balance	8,341,310	8,333,755
V.	Investment Fluctuation Reserve
	Opening balance	403,950	113,350
	Additions during the year	889,422	290,600
	Deductions during the year	—	—
	Closing balance	1,293,372	403,950
VI.	Capital Reserve
	Opening balance	141,300	—
	Additions during the year	2,000,000	141,300
	Deductions during the year**	(3,600)	—
	Closing balance	2,137,700	141,300
VII.	Revenue and other Reserves
	Opening balance	***31,386,306	911,206
	Additions during the year	167,607	30,475,100
	Deductions during the year	—	—
	Closing balance	31,553,913	***31,386,306
VII.	Balance in Profit and Loss Account	10,962	197,889

	TOTAL	60,594,980	54,163,567

*	Net of Share Premium in Arrears Rs. 24.1 million. [Previous year Rs. 31.4 million]

**	Represents effect of deconsolidation of certain subsidiaries [Refer Schedule 18(A)(3)].

***	Includes:
	a)	Amount transferred on amalgamation of Bank of Madura Limited Rs. 20.7 million.
	b)	Rs. 117.7 million being excess of face value of equity shares issued over net assets and reserves of Bank of Madura Limited on amalgamation.
	c)	Rs. 32,108.2 million on amalgamation with ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited.
	d)	Rs. 960.0 million transferred from Profit and Loss Account.
Net of	e)	Rs. 327.3 million being deferred tax liability as at March 31, 2001 in accordance with the transitional provisions of Accounting Standard 22 on “Accounting for Income-Taxes.”

F33

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003	Continued

					As on
				(Rs. in ‘000s)	31.03.2002

SCHEDULE 3 — DEPOSITS

A.	I.	Demand Deposits
		i)	From banks	919,592	1,089,978
		ii)	From others	35,259,501	26,088,139

	II.	Savings Bank Deposits		37,932,081	24,970,029

	III.	Term Deposits
		i)	From banks	53,585,875	44,565,784
		ii)	From others	351,809,963	225,457,240

	TOTAL			479,507,012	322,171,170

B.	I.	Deposits of branches in India		479,507,012	322,171,170

	TOTAL			479,507,012	322,171,170

SCHEDULE 4 — BORROWINGS

I.	Borrowings in India
	i)	Reserve Bank of India		8,000,000	1,408,900
	ii)	Other banks		36,837,487	26,877,535
	iii)	Other institutions and agencies
		a)	Government of India	5,210,408	6,009,357
		b)	Financial Institutions	25,658,489	21,842,092

II.	Borrowings in the form of
	i)	Deposits (including deposits taken over from ICICI Limited)		6,665,336	42,499,895
	ii)	Commercial Paper		2,270,700	7,022,886
	iii)	Bonds and Debentures (excluding subordinated debt)
		a)	Debentures and Bonds guaranteed by the
			Government of India	14,815,000	18,240,000
		b)	Tax free Bonds	800,000	800,000
		c)	Non convertible portion of partly convertible notes	—	1,331,936
		d)	Borrowings under private placement of bonds carrying
			maturity of one to thirty years from the date of
			placement	91,289,109	193,569,377
		e)	Bonds Issued under multiple option/safety bonds series
			- Regular Interest Bonds	16,722,052	34,175,231
			- Deep Discount Bonds	6,098,808	6,214,122
			- Bonds with premium warrants	588,947	506,078
			- Index Bonds	—	—
			- Encash Bonds	1,892,690	2,493,030
			- Tax Saving Bonds	80,125,313	74,933,163
			- Easy Instalment Bonds	31,337	31,359
			- Pension Bonds	54,469	51,729
		f)	Application Money pending allotment	11,238,896	5,374,495

III.	Borrowings outside India
	i)	From Multilateral/Bilateral Credit Agencies (guaranteed by
		the Government of India equivalent of Rs. 20,335.6 million)		25,417,795	25,213,694
	ii)	From International Banks, Institutions and Consortiums		27,947,995	29,347,659
	iii)	By way of Bonds and Notes		5,550,996	18,197,520

	TOTAL			367,215,827	516,140,058

Secured borrowings in I, II and III above is Rs. 8,000 million (Previous year Rs. Nil)

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003	Continued

				As on
			(Rs. in ‘000s)	31.03.2002

SCHEDULE 5 – OTHER LIABILITIES AND PROVISIONS

I.	Bills payable		10,305,536	8,173,313

II.	Inter-office adjustments (net)		—	330,459

III.	Interest accrued		16,270,883	22,927,812

IV.	Unsecured Redeemable Debentures/Bonds		97,495,259	97,513,141
	[Subordinated for Tier II Capital]

V.	Others
	a)	Security Deposits from Clients	3,540,625	813,904
	b)	Sundry creditors	17,337,676	12,567,657
	c)	Received for disbursements under special program	2,548,454	2,547,297
	d)	Swap Suspense (Refer Note B. 11b)	—	253,910
	e)	ERAS Exchange Fluctuation Account	—	679,348
	f)	Liabilities on non-life policies in force	42,242	14,788
	g)	Other Liabilities (including provisions)*	25,863,559	19,640,538

	TOTAL		173,404,235	165,462,167

*	Includes:
	a)	Deferred Tax Liabilities Rs NIL [Previous year
		Rs. 1,470.5 million].
	b)	Proposed dividend Rs 4,597.8 million [Previous year
		Rs. NIL].
	c)	Corporate dividend Tax payable Rs. 589.1 million [Pevious year Rs. NIL].

SCHEDULE 6 – CASH AND BALANCES WITH RESERVE BANK OF INDIA

I.	Cash in hand (including foreign currency notes)		3,591,341	2,492,657

II.	Balances with Reserve Bank of India
	i)	In Current Accounts	45,498,216	15,285,691
	ii)	In Other Accounts	—	2,000

	TOTAL		49,089,557	17,780,348

SCHEDULE 7 – BALANCES WITH BANKS AND
		MONEY AT CALL AND SHORT NOTICE

I.	In India

	i)	Balances with banks
		a) in Current Accounts	2,360,618	9,495,956
		b) in Other Deposit Accounts	6,116,918	19,421,614

	ii)	Money at call and short notice
		a) with Banks	1,925,000	39,241,081
		b) with Other Institutions	3,227,500	2,340,000

	TOTAL		13,630,036	70,498,651

II.	Outside India

	i)	in Current Accounts	917,824	1,503,323
	ii)	in Other Deposit Accounts	637,790	12,881,905
	iii)	Money at call and short notice	1,221,789	26,010,400

	TOTAL		2,777,403	40,395,628

	GRAND TOTAL (I + II)		16,407,439	110,894,279

				F35

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003	Continued

					As on
				(Rs. in ‘000s)	31.03.2002

SCHEDULE 8 — INVESTMENTS [Net of provision]

I.	Investments in India

	i)	Government securities		273,352,054	243,048,521
	ii)	Other approved securities		344,477	704,645
	iii)	Shares		26,388,366	25,970,806
	iv)	Debentures and Bonds		62,215,264	69,590,999
	v)	Subsidiaries, joint ventures and/or associates		14,426	—
	vi)	Others (CPs, Mutual Fund Units, etc.)		15,367,731	33,326,766

	TOTAL			377,682,318	372,641,737

II.	Investments outside India

	i)	Subsidiaries and/or joint ventures abroad		—	—
	ii)	Others		71,192	106,679

	TOTAL			71,192	106,679

	GRAND TOTAL (I + II)			377,753,510	372,748,416

SCHEDULE 9 — ADVANCES

A.	i)	Bills purchased and discounted		4,376,415	16,541,223
	ii)	Cash credits, overdrafts and loans repayable on demand		31,340,244	24,025,073
	iii)	Term loans		495,323,675	430,200,453
	iv)	Securitisation, Finance lease and Hire Purchase receivables		8,049,316	8,305,770

	TOTAL			539,089,650	479,072,519

B.	i)	Secured by tangible assets
		[includes advances against Book Debt]		506,696,440	446,042,464
	ii)	Covered by Bank/Government Guarantees		16,998,486	10,293,612
	iii)	Unsecured		15,394,724	22,736,443

	TOTAL			539,089,650	479,072,519

C.	I.	Advances in India

		i)	Priority Sector	89,376,024	19,859,144
		ii)	Public Sector	18,974,073	43,562,087
		iii)	Banks	1,013,245	1,794,497
		iv)	Others	429,190,181	413,236,370

	TOTAL			538,553,523	478,452,098

	II.	Advances outside India
		i)	Due from banks	—	—
		ii)	Due from others	—	—
			a) Bills purchased and discounted	—	—
			b) Syndicated loans	—	—
			c) Others	536,127	620,421

	TOTAL			536,127	620,421

	GRAND TOTAL (C. I and II)			539,089,650	479,072,519

F36

schedules
forming part of the Consolidated Balance Sheet as on March 31, 2003	Continued

			As on
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 10 — FIXED ASSETS

I.	Premises
	At cost as on March 31st of preceding period	15,584,439	2,030,868
	Additions during the year	3,752,559	1,318,556
	Additions on Amalgamation	—	12,377,806
	Deductions during the year	(3,001,041)	(142,791)
	Depreciation to date	(723,665)	(390,937)

	Net Block	15,612,292	15,193,502

II.	Other Fixed Assets (including Furniture and Fixtures)
	At cost as on March 31st of preceding year	7,670,105	2,535,245
	Additions during the year	4,009,073	1,731,328
	Additions on Amalgamation	—	3,413,358
	Deductions during the year	(384,691)	(9,826)
	Depreciation to date	(3,415,418)	(1,480,552)

	Net Block	7,879,069	6,189,553

III.	Assets given on Lease
	At cost as on March 31st of preceding year*	23,446,795	1,330,663
	Additions during the year	343,565	69,190
	Additions on amalgamation	—	22,270,582
	Deductions during the year	(2,243,981)	(223,640)
	Depreciation to date, accumulated lease adjustment and provisions	(3,780,406)	(677,931)

	Net Block	17,765,973	22,768,864

	TOTAL	41,257,334	44,151,919

*	Includes repossessed Leased Asset Rs. 96.0 million

SCHEDULE 11 — OTHER ASSETS

I.	Inter-office adjustments (net)	1,034,655	—
II.	Interest accrued	19,761,130	18,654,284
III.	Tax paid in advance/tax deducted at source (net)	14,192,470	10,156,251
IV.	Stationery and Stamps	8,084	5,034
V.	Non-banking assets acquired in satisfaction of claims*	4,538,354	2,067,795
VI.	Others
	a) Advance for Capital Assets	1,563,466	2,058,667
	b) Outstanding Fees and Other Income	2,527,873	1,732,539
	c) Exchange Fluctuation Suspense with Government of India
	(Refer Note B 11 (a))	923,573	1,111,919
	d) Swap Suspense (Refer Note B 11 (b))	128,667	—
	e) Others**	26,055,916	***7,737,044

	TOTAL	70,734,188	43,523,533

*	Includes certain non-banking assets acquired in satisfaction of claims are in the process of being transferred in the Banks’ name.
**	Includes Net Deferred Tax Asset of Rs. 5,053.9 million [Previous year Net Deferred Tax Liability Rs. 1,470.5 million].
***	Includes Rs. 1,244.5 million [representing 101,395,949 equity shares being shares held by erstwhile ICICI Limited in ICICI Bank Limited] transferred to a trust.

SCHEDULE 12 — CONTINGENT LIABILITIES

I.	Claims against the Bank not acknowledged as debts	20,365,980	10,236,207
II.	Liability for partly paid investments	1,804,936	2,615,161
III.	Liability on account of outstanding forward exchange contracts	251,030,498	152,545,916
IV.	Guarantees given on behalf of constituents in India	106,478,281	93,516,016
V.	Acceptances, endorsements and other obligations	43,251,942	17,391,049
VI.	Currency Swaps	29,109,450	20,414,675
VII.	Interest Rate Swaps	455,894,698	122,041,565
VIII.	Other items for which the Bank is contingently liable	29,536,915	19,247,939

	TOTAL	937,472,700	438,008,528

			F37

schedules
forming part of the Consolidated Profit and Loss Account for the year ended March 31, 2003

			Year ended
		(Rs. in ‘000s)	31.03.2002

SCHEDULE 13 — INTEREST EARNED

I.	Interest/discount on advances/bills	61,628,197	7,725,058
II.	Income on investments	30,889,875	12,349,422
III.	Interest on balances with Reserve Bank of India and other inter-
	bank funds	2,368,947	1,226,299
IV.	Others	2,021,176	238,275

	TOTAL	96,908,195	21,539,054

SCHEDULE 14 — OTHER INCOME

I.	Commission, exchange and brokerage	8,660,753	2,308,887
II.	Profit/(Loss) on sale of investments (net)	5,866,324	3,057,134
III.	Profit/(Loss) on revaluation of investments (net)	1,487	(126,432)
IV.	Profit/(Loss) on sale of land, buildings and other assets (net)..	(66,586)	(627)
V.	Profit/(Loss) on foreign exchange transactions (net) (including
	premium amortisation)	102,431	372,200
VI.	Income earned by way of dividends, etc. from subsidiary
	companies and/or joint ventures abroad/in India	—	—
VII.	Miscellaneous Income (Including Lease Income)	10,674,602	180,099

	TOTAL	25,239,011	5,791,261

SCHEDULE 15 — INTEREST EXPENDED

I.	Interest on deposits	24,797,095	13,896,190
II.	Interest on Reserve Bank of India/inter-bank borrowings	3,076,050	478,387
III.	Others	53,394,759	1,228,599

	TOTAL	81,267,904	15,603,176

SCHEDULE 16 — OPERATING EXPENSES

I.	Payments to and provisions for employees	4,894,633	1,475,464
II.	Rent, taxes and lighting	1,439,530	664,685
III.	Printing and Stationery	807,914	353,022
IV.	Advertisement and publicity	892,789	79,657
V.	Depreciation on Bank’s property	2,035,237	526,791
VI.	Depreciation on leased assets	3,166,538	115,000
VII.	Directors’ fees, allowances and expenses	2,199	1,569
VIII.	Auditors’ fees and expenses (including branch auditors)	20,252	3,105
IX.	Law Charges	178,387	15,149
X.	Postages, Telegrams, Telephones, etc.	1,133,398	377,703
XI.	Repairs and maintenance	1,555,653	783,916
XII.	Insurance	269,697	141,533
XIII.	Other expenditure*	11,086,314	**1,717,207

	TOTAL	27,482,541	6,254,801

*	Includes Rs. 2,588.1 million (Previous year Rs. 0.9 million) for
	Premium ceded and Change in liability for life policies in force.
**	Includes Rs. 91.5 million amortisation of ADS issue expenses.

SCHEDULE 17 — PROVISIONS AND CONTINGENCIES

I.	Income Tax
	– Current period tax	2,957,051	1,213,300
	– Deferred Tax adjustment	(6,518,520)	(903,300)
II.	Wealth Tax	22,500	5,000
III.	Additional depreciation/(write-back of depreciation) on investments .	2,444,174	(137,436)
IV.	Provision for advances (net)	13,282,615	2,682,900
V.	Prudential provision on standard assets	1,540,000	—
VI.	Others	63,900	27,000

		13,791,720	2,887,464

F38

schedules
forming part of the Consolidated Accounts	Continued

SCHEDULE 18

A.	SIGNIFICANT ACCOUNTING POLICIES

1.	Overview

ICICI Bank Limited together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a variety of banking and financial services including project finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking and broking.

ICICI Bank Limited (‘ICICI Bank’ or ‘the Bank’), incorporated in Vadodara, India is a publicly held bank engaged in providing a wide range of banking and financial services including commercial banking and treasury operations. ICICI Bank is a banking company governed by the Banking Regulation Act, 1949.

2.	Principles of consolidation

The consolidated financial statements include the accounts of ICICI Bank, its subsidiaries, associates and joint ventures.

The Bank consolidates all subsidiaries as defined in Accounting Standard (‘AS’) 21 “Consolidated Financial Statements” issued by the Institute of Chartered Accountants of India (‘ICAI’) on line by line basis by adding together like items of assets, liabilities, income and expenses. Further, the Bank accounts for investments in associates as defined by AS 23 “Accounting for Investments in Associates in Consolidated Financial Statements” by the equity method of accounting. The Bank has investments in certain joint ventures, which have been consolidated by the proportionate consolidation method as required by AS 27 on “Financial Reporting of Interests in Joint Ventures.”

3.	Basis of preparation

In fiscal 2001, ICICI Bank acquired and merged Bank of Madura into itself in an all-stock deal. Effective March 30, 2002, ICICI Bank acquired ICICI Limited (‘ICICI’) and two of its retail finance subsidiaries, ICICI Personal Financial Services Limited (‘I PFS’) and ICICI Capital Services Limited (‘I CAPS’) along with ICICI’s interest in its subsidiaries in an all-stock deal. The amalgamation was accounted for as per the approved Scheme of Amalgamation and the purchase method of accounting.

The accounting and reporting policies of the Group used in the preparation of these financial statements conform with the Accounting Standards issued by ICAI, the guidelines issued by the Reserve Bank of India (‘RBI’), Insurance Regulatory and Development Association (‘IRDA’) and National Housing Bank (‘NHB’) from time to time as applicable to relevant companies and generally accepted accounting principles prevailing in India.

The Group follows the accrual method of accounting and historical cost convention.

The preparation of financial statements requires the management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the financial statements are prudent and reasonable. Future results could differ from these estimates. The consolidated financial statements include the results of the following entities:

Sr.	Name of the Company	Country/	Relation	Ownership
No.		Residence		Interest

1.	ICICI Securities and Finance Company Limited	India	Subsidiary	99.92%
2.	ICICI Brokerage Services Limited	India	Subsidiary	99.92%
3.	ICICI Securities Inc.	USA	Subsidiary	99.92%
4.	ICICI Securities Holding Inc.	USA	Subsidiary	99.92%
5.	ICICI Venture Funds Management Company Limited	India	Subsidiary	99.99%
6.	ICICI Home Finance Company Limited	India	Subsidiary	100.00%
7.	ICICI Trusteeship Services Limited	India	Subsidiary	100.00%
8.	ICICI Investment Management Company Limited	India	Subsidiary	100.00%
9.	ICICI International Limited	Mauritius	Subsidiary	100.00%
10.	ICICI Bank UK Limited	United Kingdom	Subsidiary	100.00%
11.	ICICI Property Trust	India	Direct holding	100.00%
12.	ICICI Eco-net Internet & Technology Fund	India	Direct holding	92.12%
13.	ICICI Equity Fund	India	Direct holding	100.00%
14.	ICICI Emerging Sectors Fund	India	Direct holding	100.00%
15.	ICICI Strategic Investments Fund	India	Direct holding	100.00%

				F39

schedules
forming part of the Consolidated Accounts	Continued

The financial statements of the subsidiaries used in the consolidation are drawn upto the same reporting date as that of the Bank, i.e. year ended March 31, 2003.

The investment in TCW/ICICI Investment Partners LLC. (holding of the Bank is 50%) is accounted under equity method as per AS 23.

During the year, the Bank has adopted AS 27 and the investments in the following companies have been accounted in accordance with the provisions of AS 27 :-

	Sr.	Name of the Company	Country/	Percentage
	No.		Residence	Holding

	1.	ICICI Prudential Life Insurance Company Limited	India	74.00%
	2.	ICICI Lombard General Insurance Company Limited	India	74.00%
	3.	Prudential ICICI Asset Management Company Limited	India	**44.99%
	4.	Prudential ICICI Trust Limited	India	**44.80%

	**	Indicates holding by ICICI Bank Limited along with its subsidiaries.

During the year, the following entities (whose shares have been held by various funds managed by ICICI Venture Funds Management Company Limited, a subsidiary of the Bank), were deconsolidated since these investments had been made by the venture capital subsidiary of the Bank and the control in these entities is intended to be temporary:

	1.	ICICI Web-Trade Limited
	2.	Reclamation Properties (India) Private Limited (formerly ICICI Properties Private Limited)
	3.	Reclamation Real Estate (India) Private Limited (formerly ICICI Real Estate Company Private Limited)
	4.	Reclamation Realty (India) Private Limited (formerly ICICI Realty Private Limited)
	5.	ICICI West Bengal Infrastructure Development Corporation Limited
	6.	ICICI KINFRA Limited
	7.	ICICI Knowledge Park

ICICI Information Technology Fund, which had been consolidated as subsidiary as on March 31, 2002, has subsequently redeemed the holding of ICICI Bank during the current year and has since ceased to be a subsidiary.

4.	Revenue Recognition

ICICI Bank Limited

	a)	Interest income is recognised in the Profit and Loss Account as it accrues except in the case of non-performing assets where it is recognised upon realisation as per the prudential norms of RBI. Accrual of income is also suspended on certain other loans, including projects under implementation where the implementation has been significantly delayed and in the opinion of the management significant uncertainties exist as to the final financial closure and/or date of completion of the project.
	b)	Income from hire purchase operations is accrued by applying the interest rate implicit on outstanding investments.
	c)	Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Leases effected from April 1, 2001 have been accounted as per AS 19 on “Accounting for Leases” issued by ICAI.
	d)	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.
	e)	Dividend is accounted on an accrual basis when the right to receive the dividend is established.
	f)	Fees received as a compensation of future interest sacrifice is amortised over the remaining period of the facility.
	g)	Arranger’s fee is accrued proportionately where more than 75% of the total amount of finance has been arranged.
	h)	All other fees are recognised upfront on their becoming due.
	i)	Income arising from sell down of loan assets is recognised upfront in excess of the future servicing cost of the assets sold and projected delinquencies and included in Interest income.
	j)	Guarantee commission is recognised over the period of the guarantee.

Other entities

	k)	Fees earned on non-fund based activities such as issue management, loan syndication, financial advisory services etc., are recognised based on the stage of completion of assignments and the bills raised for the recovery of fees.
	l)	Income from brokerage activities is recognised as income on the trade date of the transaction. Related expenditure incurred for procuring business are accounted for as procurement expenses.
	m)	Contago transactions are treated as secured lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale values on such transactions is recognised in other income.
	n)	Insurance premium is recognised when due, over the contract period or over the period of risk. Premium deficiency is recognised if the sum of expected claim costs, related expenses and maintenance costs exceeds related reserves for unexpired risks.

F40

schedules
forming part of the Consolidated Accounts	Continued

5.	Investments ICICI Bank Limited

Investments are valued in accordance with the extant RBI guidelines on investment classification and valuation as under:

	a)	All investments are categorised into ‘Held to Maturity‘, ’Available for Sale’ and ‘Trading‘. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each category the investments are further classified under (a) Government Securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others.

	b)	‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost if acquired at a premium over the face value. A provision is made for other than temporary diminution.

	c)	‘Available for Sale’ and ‘Trading’ securities are valued periodically as per RBI guidelines.

The market/fair value for the purpose of periodical valuation of quoted investments included in the ‘Available for Sale’ and ‘Held for Trading’ categories would be the market price of the scrip as available from the trades/quotes on the stock exchanges, SGL account transactions, price list of RBI, prices declared by Primary Dealers’ Association of India jointly with Fixed Income Money Market and Derivatives Association (‘FIMMDA’) periodically.

The market/fair value of other than quoted SLR securities for the purpose of periodical valuation of investments included in the ‘Available for Sale’ and ‘Trading’ categories is as per the rates put out by FIMMDA.

The valuation of non-SLR securities, other than those quoted on the stock exchanges, wherever linked to the YTM rates, is with a mark-up (reflecting associated credit risk) over the YTM rates for government securities put out by FIMMDA.

Securities shall be valued scripwise and depreciation/appreciation aggregated for each category. Net appreciation in each basket if any, being unrealised, is ignored, while net depreciation is provided for.

	d)	Costs such as brokerage, commission etc., pertaining to investments, paid at the time of acquisition, are charged to revenue.

	e)	Broken period interest on debt instruments is treated as a revenue item.

	f)	Profit on sale of investment in the ‘Held to Maturity’ category is credited to the revenue account and thereafter is appropriated, (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Such appropriation is carried out at the year end.

Other entities

In case of investments by ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and ICICI Strategic Investments Fund, brokerage, commission and stamp duty are included in the cost of acquisition while underwriting commission and fees earned are netted off from cost of investments.

ICICI Equity Fund, ICICI Eco-net Internet and Technology Fund and ICICI Emerging Sectors Fund (schemes of ICICI Venture Capital Fund) value their investments as per Securities and Exchange Board of India (‘SEBI’) guidelines issued from time to time. Total investments of these funds amount to Rs.Q7,716.9 million. Unrealised gains and temporary losses on investments are recognised as components of investors’ equity and are dealt with under Unrealised Investment Reserve.

ICICI International Limited values their investments in accordance with International Accounting Standard (IAS) 39 (Financial Instruments: Recognition and Measurement). Value of the same is Rs.14.2 million.

Other subsidiaries value their investments as per AS 13 “Accounting for Investments“ issued by ICAI. Total investments of such subsidiaries amount to Rs.22,673.7 million.

In case of ICICI Securities and Finance Company Limited and its subsidiaries, the repurchase and reverse repurchase transactions are treated as secured borrowing/lending transactions. The amount outstanding under these contracts as on March 31, 2003 was Rs. Nil.

Insurance Associates

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are governed by Insurance Act, 1938 which value their investments in accordance with the provisions of Insurance Regulatory and Development Authority Regulation, 2002. Total investments of these two subsidiaries amount to Rs.6,460.2Qmillion.

F41

schedules
forming part of the Consolidated Accounts	Continued

6.	Provision/Write-offs on loans and other credit facilities

	a)	In addition to the general provision of 0.25% made on standard assets in accordance with the RBI guidelines the Bank maintains general provisions to cover potential credit losses which are inherent in any loan portfolio but not identified. For standard assets, additional general provisions are determined having regard to overall portfolio quality, asset growth, economic conditions and other risk factors.

	b)	The Bank has incorporated the assets taken over from ICICI in its books at carrying values as appearing in the books of ICICI with a provision made based on the fair valuation exercise carried out by an independent firm. To the extent future provisions are required on the assets taken over from ICICI, the provision created on fair valuation of the assets at the time of the amalgamation is used.

Amounts recovered against other debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the Profit and Loss Account.

	c)	All credit exposures are classified as per the RBI guidelines, into performing and non-performing assets. Further, non-performing assets are classified into sub-standard, doubtful and loss assets for provisioning based on the criteria stipulated by the RBI. Provisions are generally made on substandard and doubtful assets at rates equal to or higher than those prescribed by the RBI. The secured portion of the substandard and doubtful assets is provided at 50% over a three-year period instead of five and a half years as prescribed by the RBI. Loss assets and unsecured portion of doubtful assets are fully provided/written off. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

	d)	For restructured/rescheduled assets, provision is made in accordance with the guidelines issued by the RBI, which requires the present value of the interest sacrifice be provided at the time of restructuring.

	e)	In the case of other than restructured loan accounts classified as NPAs, the account is reclassified as “Standard” account if arrears of interest and principal are paid by the borrower.

In respect of loan accounts subject to restructuring, asset category is upgraded to standard account if the borrower demonstrates, over a minimum of one year, the ability to repay the loan in accordance with the contractual terms.

	f)	In addition to the provisions required to be held according to the asset classification status, provisions are held for country exposure (other than for home country). The countries are categorised into seven risk categories namely Insignificant, low, moderate, high, very high, restricted and off-credit and provisioning made on a graded scale ranging from 0.25% to 100%. For exposures with contractual maturity of less than 180 days, 25% of the normal requirement is held.

7.	Fixed assets and depreciation ICICI Bank Limited

	a)	Premises and other fixed assets are carried at cost less accumulated depreciation charged over the estimated useful life of a fixed asset on a “straight line” basis. The rates of depreciation for fixed assets are:

Asset	Depreciation Rate

Premises owned by the Bank	1.63%
Improvements to leasehold premises	1.63% or over the lease period,
whichever is higher
ATMs	12.50%
Plant and Machinery like Air conditioners, Xerox machines, etc.	10%
Furniture and Fixtures	15%
Motor vehicles	20%
Computers	33.33%
Others (including Software and system development expenses)	25%

b)	Depreciation on leased assets is made on a straight-line basis at the higher of the rates determined with reference to the primary period of lease and the rates specified in Schedule XIV to the Companies Act, 1956.

c)	Assets purchased and sold during the year are depreciated on the basis of actual number of days the asset has been put to use.

d)	Items costing less than Rs.5,000 are fully depreciated in the year of purchase.

F42

schedules
forming part of the Consolidated Accounts	Continued

Other entities

	e)	In case of ICICI Venture Funds Management Company Limited, depreciation on assets, other than leased assets, is charged on written down value method in accordance with the provisions of Schedule XIV of the Companies Act, 1956. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2003 for these subsidiaries was Rs.76.7 million, Rs.33.5 million and Rs.43.2 million respectively.

	f)	In case of ICICI Securities and Finance Company Limited and its subsidiaries, depreciation on assets, other than leased assets and improvements to leased property, is charged on written down value method in accordance with the provisions of Schedule XIV of the Companies Act, 1956. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2003 for these subsidiaries was Rs. 206.9 million, Rs. 94.2 million and Rs. 112.7Qmillion respectively.

	g)	In case of Prudential ICICI Asset Management Company Limited, fixed assets other than leasehold improvements are depreciated at written down value method based on economic lives of the assets as estimated by the management. The gross block, accumulated depreciation and net block in respect of such fixed assets as on March 31, 2003 was Rs.113.3 million, Rs.83.8 million and Rs.29.5 million respectively.

8.	Foreign Currency transactions ICICI Bank Limited

	a)	Revenues and expenditure are translated at the exchange rates prevailing on the date of the transaction. Monetary assets and liabilities are translated at closing exchange rates notified by the Foreign Exchange Dealers’ Association of India (‘FEDAI’) at the balance sheet date and the resulting profits/losses are included in the Profit and Loss Account.

	b)	Outstanding forward exchange contracts are stated at contracted rates and are revalued at the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of in-between maturities. The resultant gains or losses are recognised in the Profit and Loss Account.

	c)	Contingent Liabilities on account of guarantees, endorsements and other obligations are stated at the exchange rates notified by FEDAI at the Balance Sheet date.

Other entities

	d)	Financial statements of foreign subsidiaries/associates – ICICI Securities Holding Inc., ICICI Securities Inc., ICICI International Limited and TCW/ICICI Investment Partners LLC. have been converted at the closing rates on the Balance Sheet date.

9.	Accounting for Derivative Contracts ICICI Bank Limited

The Bank enters into derivative contracts such as foreign currency options, interest rate and currency swaps and cross currency interest rate swaps to hedge on-balance sheet assets and liabilities or for trading purposes. The swap contracts entered to hedge on-balance assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments are correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting.

Interest income/expense is accrued on Interest Rate Swaps (IRS) and currency swaps designated as hedges and booked in the Profit and Loss Account. Trading IRS, trading currency swaps and foreign currency options, outstanding at the Balance Sheet date is marked to market and the resulting loss if any, is recorded in the Profit and Loss Account.

Other entities

In case of ICICI Securities Limited and its subsidiaries:

	a)	The gains are recognised only on settlement/expiry of the derivative instruments.
	b)	All open positions are marked to market and the unrealised gains/loss are netted off on a scrip-wise basis. Mark-to-market gains, if any, are not recognised.
	c)	Debit/credit balances on open positions are shown as current assets/liabilities, as the case may be.

10.	Employee Stock Option Scheme (’ESOS’)

The Group has formulated an Employees Stock Option Scheme. The Scheme provides that employees are granted an option to acquire equity shares of the Bank that vests in graded manner. The options may be exercised within a specified period. Since the exercise price of the option is the closing market price as on the date of grant, there is no compensation cost.

F43

schedules
forming part of the Consolidated Accounts	Continued

11.	Staff benefits

For employees covered under group gratuity scheme and group superannuation scheme of LIC, gratuity and superannuation charged to Profit and Loss Account is on the basis of premium charged by LIC. Provision for gratuity and pension for other employees and leave encashment liability is determined as per actuarial valuation. Defined contributions for Provident Fund are charged to the Profit and Loss Account based on contributions made in terms of the scheme.

12.	Income Tax

Income tax expense is the aggregate amount of current tax and deferred tax charge. Taxes on income are accrued in the same period as the revenue and expenses to which they relate. Current period taxes are determined in accordance with the Income Tax Act, 1961. Deferred tax adjustments comprise of changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised for the future tax consequences of temporary differences arising between the carrying values of assets and liabilities and their respective tax basis and operating carry forward losses. Deferred tax assets are recognised only after giving due consideration to prudence. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantially enacted by the balance sheet date. The impact on account of changes in the deferred tax assets and liabilities is also recognised in the income statement.

Deferred tax assets are recognised based upon management’s judgement as to whether realisation is considered reasonably certain.

13.	Translation of the Financial Statements of Foreign Representative Offices

In accordance with the guidelines issued by the Reserve Bank of India, all assets, liabilities, income and expenditure of the foreign representative offices of the Bank have been converted at the closing rate prevailing on the balance sheet date.

B.	NOTES FORMING PART OF THE ACCOUNTS

1.	Preference Shares

Certain Government Securities amounting to Rs.1,244.8 million (2002 : Rs.1,304.6Qmillion) have been earmarked against redemption of preference share capital, which falls due for redemption on April 20, 2018 as per the original issue terms.

2.	Employee Stock Option Scheme

In terms of Employee Stock Option Scheme, the maximum number of options granted to any Eligible Employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the Eligible Employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank subsequent to the amalgamation of ICICI, I CAPS and I PFS with the Bank and the issuance of equity shares by the Bank pursuant to the amalgamation of ICICI, I CAPS and I PFS with the Bank.

In terms of the Scheme, 12,610,275 options (2002 : 13,343,625 options) granted to eligible employees were outstanding as at March 31, 2003.

Stock option activity

A summary of the status of the Bank’s option plan is presented below:

		Year ended	Year ended
		March 31, 2003	March 31, 2002

		Option shares	Option shares
		outstanding	outstanding

Outstanding at the beginning of the year		13,343,625	1,636,125

Add:	Granted during the year	—	4,735,200
	Options taken over on Amalgamation	—	* 7,015,800

Less:	Forfeited during the year	730,350	43,500
	Exercised during the year	3,000	—

Outstanding at the end of the year		12,610,275	13,343,625

* Represents options granted to option holders of erstwhile ICICI Limited in the share swap ratio.

F44

schedules
forming part of the Consolidated Accounts	Continued

3.	Subordinated debt

Subordinated debt includes Index bonds amounting to Rs.95.8Qmillion, (2002 : Rs.88.0 million) which carry a detachable warrant entitling bondholders to a right to receive an amount linked to the BSE Sensitive Index (Sensex) per terms of the issue. The liability of the Bank arising out of changes in the Sensex has been hedged by earmarking its investments of an equivalent amount in the UTI Index Equity Fund whose value is based on the Sensex. The Bank has not issued any subordinated debt during the current year.

4.	Fixed Assets and Depreciation

The Bank depreciated Automatic Teller Machines (‘ATMs’) over its useful life estimated as 6 years or over the lease period for ATMs taken on lease. Effective April 1, 2002 the Bank revised the useful life of the ATMs to 8 years based on an evaluation done by the management.

Accordingly, the depreciation charged for the current year was lower by Rs.29.0 million.

5.	Investments

Effective AprilQ1, 2002, the Bank has changed the methodology for ascertaining the carrying cost of fixed income bearing securities from Weighted Average Method to First-In-First-Out Method. The impact due to the aforementioned change on the Profit and Loss Account for the year ended March 31, 2003 has resulted into a profit amounting to Rs. 132.2 million.

Investments include shares and debentures amounting to Rs. 3,781.9 million which are in the process of being registered in the name of the Bank. For ICICI Emerging Sectors Fund and ICICI Equity Fund, such investments amounted to Rs. 1,991.3 million and Rs. 1,683.2 million respectively.

Investments also include government securities amounting to Rs. 703.5 million (representing face value of securities) pledged with certain banks and institutions for cheque drawal and clearing facilities.

6.	Repurchase Transactions

During the current year, the Bank as changed its method of accounting repurchase transactions and reverse repurchase transactions. These transactions have been accounted for as a sale and forward purchase or purchase and a forward sale transactions in the current year as against a borrowing or lending transaction in the previous year. The net impact of the same on the profit and loss account is not material.

7.	Deferred Tax

On March 31, 2003, the Group has recorded net deferred tax asset of Rs. 5,053.9Qmillion, (2002 : Deferred tax liability of Rs. 1,470.5 million) which has been included in other assets.

A composition of deferred tax assets and liabilities into major items is given below:

	Rupees in million

Particulars	March 31, 2003	March 31, 2002
Amortisation of premium on investments	527.4	85.2
Provision for bad and doubtful debts	13,164.1	7,144.8
Others	879.3	1,430.1

	14,570.8	8,660.1

Less: Deferred Tax Liability
Depreciation on fixed assets	9,275.0	9,938.3
Others	241.9	192.3
	9,516.9	10,130.6

Net Deferred Tax Asset/(Liability)	5,053.9	(1,470.5)

F45

schedules
forming part of the Consolidated Accounts	Continued

8.	Related party transactions

ICICI Bank has entered into transactions with the following related parties:

• Affiliates of the Bank;

• Whole-time Directors of the Group

The related party transactions can be categorised as follows:

		Rupees in million

		Whole-time
	Associates (1) & (2)	Directors	Total

Deposits	161.5	20.3	181.8
Receiving of services	92.8	—	92.8
Insurance Premium paid	106.0	—	106.0

(1) Prudential ICICI Asset Management Company Limited, Prudential ICICI Trust Limited, TCW/ICICI Investment Partners L.L.C.

(2) Includes transactions with ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited which have been accounted for as joint ventures in the consolidated financial statements.

Remuneration paid to the Whole-time Directors of ICICI Bank Limited during the year ended March 31, 2003 was Rs. 41.0 million.

9.	Earnings Per Share (’EPS’)

The Group reports basic and diluted earnings per equity share in accordance with Accounting Standard-20 (AS-20), Earnings per Share. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding for the year. Diluted earnings per share is computed using the weighted average number of equity shares and dilutive potential equity shares outstanding during the year.

The computation of Earnings per Share is set out below :

	Rupees in million except per share data

	March 31, 2003	March 31, 2002
Basic
Weighted Average no. of equity shares outstanding (Nos.)	613,031,569	*222,510,311
Net Profit	11,520	2,583.0
Earnings per Share (Rs.)	18.79	11.61

Diluted
Weighted Average no. of equity shares outstanding (Nos.)	613,750,295	*222,510,311
Net Profit	11,520	2,583.0
Earnings per Share (Rs.)	18.77	11.61
Nominal Value per share (Rs.)	10.00	10.00

• 39,26,72,724 shares issued on amalgamation of ICICI Limited have been considered for computation of weighted average number of equity shares.

10.	Assets under lease

10.1	Assets under operating lease

The future lease rentals are given in the table below :

Rupees in million

Period	March 31, 2003

Not later than one year	111.9
Later than one year and not later than five years	545.6
Later than five years	472.0

Total	1,129.5

F46

schedules
forming part of the Consolidated Accounts	Continued

10.2	Assets under finance lease

The future lease rentals are given in the table below :
Rupees in million

Period	March 31, 2003

Total of future minimum lease payments	1,161.0
Present value of lease payments	818.1
Unmatured finance charges	342.9
Maturity profile of total of future minimum lease payments
Not later than one year	166.0
Later than one year and not later than five years	831.9
Later than five years	163.1

Total	1,161.0

11.	Other

	a.	Exchange Fluctuation

Exchange Fluctuation aggregating Rs. 923.6 million, which arises on account of Rupee-tying Agreements with the Government of India, is held in “Exchange Fluctuation Suspense with Government Account” pending adjustment at maturity on receipt of payments from the Government for repayments to foreign lenders.

	b.	Swap suspense (net)

Swap Suspense (net) aggregating Rs.128.7 million (debit), which arises out of conversion of foreign currency swaps, is held in “Swap Suspense Account” and will be reversed at conclusion of swap transactions with swap counter parties.

	c.	Exchange Risk Administration Scheme

Under the Exchange Risk Administration Scheme (‘ERAS’), the Government of India has agreed to extend support to the Exchange Risk Administration Fund (‘ERAF’), when it is in deficit and recoup its contribution in the event of surplus. The Bank can claim from the positive balance in the ERAF account maintained by the Industrial Development Bank of India (IDBI) to the extent of the deficit in the ERAS Exchange Fluctuation Account. If the balance in the ERAF account with IDBI is insufficient, a claim will be made on the Government of India through IDBI.

The Government of India has foreclosed the scheme vide their letter F. No.6 (3)/2002-IF.1 dated January 28, 2003. The total amount payable to the Government of India under the scheme amounting to Rs.493.6 million has been shown against the account “Amount payable to GOI under ERAS”.

12.	Information about Business and Geographical segments

The Bank had been reporting segmental results, in accordance with AS 17 on Segment Reporting issued by ICAI, under the business segments ‘Retail Banking’, ‘Corporate Banking’, ‘Treasury & Corporate Office’ and ‘Others’. Consequent to the merger of erstwhile ICICI Limited and two of its subsidiaries ICICI PFS Limited and ICICI Capital Services Limited with the Bank, the following have been considered as reportable segments:

	•	Commercial Banking comprising the retail and corporate banking business of the Bank and ICICI Home Finance Company Limited.

	•	Investment Banking comprising the rupee and forex treasury of the Bank, the investment banking business of ICICI Securities & Finance Company Limited and its subsidiaries ICICI Venture Funds Management Company Limited, ICICI Eco-net Internet & Technology Fund, ICICI Equity Fund, ICICI Technology Incubator Fund, ICICI Emerging Fund, ICICI International Limited, ICICI Information Technology Fund, ICICI Advantage Fund and Strategic Investor Fund.

	•	Others comprising, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, Prudential ICICI AMC Limited, Prudential ICICI Trust Limited, ICICI Property Trust, TCW/ICICI Investment Partner LLC., whose individual business is presently not material in relation to the consolidated financials.

F47

schedules
forming part of the Consolidated Accounts	Continued

Based on such allocations, segmental Balance Sheet as on March 31, 2003 and segmental Profit & Loss Account for the year ended March 31, 2003 have been prepared.

								Rupees in million

	Business segments	Commercial Banking		Investment Banking		Others		Total

	Particulars	Current	Previous	Current	Previous	Current	Previous	Current	Previous
		year	year	year	year	year	year	year	year

1.	Revenue (before profit on sale of shares of
	ICICI Bank Limited held by erstwhile ICICI Limited)	94,132.4	22,955.3	30,923.0	7,550.9	5,607.9	—	130,663.4	30,506.2
2.	Less: Inter segment
	Revenue	—	—	—	—	—	—	(8,515.6)	(3,176.2)
3.	Total Revenue (1) -(2)	—	—	—	—	—	—	122,147.8	27,330.0
4.	Operating Profit (i.e. Profit before unallocated
	expenses, extraordinary profit, provision, and tax)	9,986.8	4,373.3	4,384.1	1,099.0	(973.6)	—	13,397.3	5,472.3
5.	Unallocated expenses	—	—	—	—	—	—	—	—
6.	Profit on sale of expenses, extraordinary profit,
	shares of ICICI Bank Limited held by erstwhile
	ICICI Limited	—	—	11,910.0	—	—	—	11,910.0	—
7.	Provisions (including accelerated / additional
	provision)	17,370.2	2,757.0	(43.9)	(180.0)	—	—	17,326.3	2,577.0
8.	Profit before tax (4)-(5)-(6)-(7)	(7,383.5)	1,616.3	16,338.1	1,279.0	(973.6)	—	7,981.0	2,895.3
9.	Income tax expenses (net) / (net deferred tax credit)	—	—	—	—	—	—	(3,539.0)	310.0
10.	Net Profit (8)-(9)	—	—	—	—	—	—	11,520.0	2,585.3
	Other Information
11.	Segment assets	692,536.9	678,328.2	374,262.6	361,303.1	8,285.8	18,383.4	1,075,085.3	1,058,014.7
12.	Unallocated assets	—	—	—	—	—	—	19,246.4	10,156.3
13.	Total assets (11)+(12)	—	—	—	—	—	—	1,094,331.7	1,068,171.0
14.	Segment liabilities	808,680.2	740,102.9	281,400.7	297,500.1	4,250.8	29,270.0	1,094,331.7	1,066,873.0
15.	Unallocated liabilities	—	—	—	—	—	—	—	1,298.0
16.	Total liabilities (14)+(15)	—	—	—	—	—	—	1,094,331.7	1,068,171.0

The business operations of the Bank are largely concentrated in India. Activities outside India are restricted to resource mobilisation in international markets. The assets and income from foreign operations are immaterial.

F48

schedules
forming part of the Consolidated Accounts	Continued

13.	Profit on sale of shares

Profit on sale of shares in ICICI Bank Limited is in respect of the shares held by erstwhile ICICI Limited and transferred to a Board of Trustees as per the Scheme of Amalgamation.

14.	Additional disclosures

Additional statutory information disclosed in separate financial statements of the Parent and the Subsidiaries having no bearing on the true and fair view of the Consolidated Financial Statements and also the information pertaining to the items which are not material have not been disclosed in the Consolidated Financial Statement in view of the general clarification issued by ICAI.

15.	Comparative figures

Consequent to the merger of ICICI, I PFS and I CAPS with the Bank effective March 30, 2002, the previous year figures include the results of those entities for only two days. Hence, current year figures are not comparable with those of the previous year.

Consequent to AS 27 becoming mandatory with effect from April 1, 2002, the accounting treatment for consolidation during the current year in case of following entities is different from the previous year :

Sr.	Name of the Company	Relation during	Relation during
No.		current year	previous year

1.	ICICI Prudential Life Insurance Company Limited	Joint Venture	Subsidiary
2.	ICICI Lombard General Insurance Company Limited	Joint Venture	Subsidiary
3.	Prudential ICICI Asset Management Company Limited	Joint Venture	Associate
4.	Prudential ICICI Trust Limited	Joint Venture	Associate

Figures of the previous year have been regrouped to conform to the current year’s presentation.

Signatures to Schedules 1 to 19		For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Executive Director

		NACHIKET MOR	CHANDA D. KOCHHAR
		Executive Director	Executive Director

		S. MUKHERJI	BALAJI SWAMINATHAN
		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

F49

cash flow statement
forming part of the Consolidated Accounts for the year ended March 31, 2003

SCHEDULE 19 – Consolidated Cash Flow Statement for the year ended March 31, 2003

		(Rs. in ’000)

Particulars		2002-2003	2001-2002

Cash Flow from Operating Activities
Net profit before taxes		7,958,489	2,899,912

Adjustments for :
Depreciation on fixed assets		5,201,775	641,824
Net (appreciation)/depreciation on investments		2,442,687	(137,397)
Provision in respect of non-performing assets (including prudential
provision on standard assets)		14,822,615	2,682,876
Provision for contingencies & others		63,900	26,925
Loss on sale of fixed assets		66,586	648

		30,556,052	6,114,788
Adjustments for :
(Increase)/Decrease in Investments		(7,299,473)	(153,127,884)
(Increase)/Decrease in Advances		(74,839,746)	23,033,282
Increase/(Decrease) in Borrowings		(148,924,231)	(14,704,074)
Increase/(Decrease) in Deposits		157,335,842	157,069,011
(Increase)/Decrease in Other assets		(16,595,338)	(5,070,725)
Increase/(Decrease) in Other liabilities and provisions		6,084,990	10,395,298

		(84,237,956)	17,594,908
Payment of taxes (net)		(7,053,848)	(1,275,292)

Net Cash Generated from Operating Activities	(A)	(60,735,752)	22,434,404

Cash flow from Investing Activities
Purchase of fixed assets		(2,477,199)	(244,187)
Proceeds from sale of fixed assets		103,423	7,282

Net Cash Generated from Investing Activities	(B)	(2,373,776)	(236,905)

Cash flow from Financing Activities
Proceeds from issue of share capital		315	—
Proceeds from issue of subordinated debt		(17,882)	2,285,321
Dividend and dividend tax paid		(568)	(971,283)

Net Cash Generated from Financing Activities	(C)	(18,135)	1,314,038

Cash and Cash Equivalents on Amalgamation	(D)	—	68,437,389

Effect of De-consolidation of Subsidiaries on Cash & Cash Equivalents	(E)	(49,968)	788,801

Net Increase/(Decrease) in Cash and Cash Equivalents	(A)+(B)+(C)+(D)+(E)	(63,177,631)	92,737,727

Cash and Cash Equivalents as at April 1st		128,674,627	35,936,900
Cash and Cash Equivalents as at March 31st		65,496,996	128,674,627

Cash and cash equivalents represent ‘Cash and balances with Reserve Bank of India’ and Balances with banks and money at call and short notice.

For and on behalf of the Board of Directors

		N. VAGHUL	K. V. KAMATH
		Chairman	Managing Director & CEO

		LALITA D. GUPTE	KALPANA MORPARIA
		Joint Managing Director	Executive Director

		NACHIKET MOR	CHANDA D. KOCHHAR
		Executive Director	Executive Director

		S. MUKHERJI	BALAJI SWAMINATHAN
		Executive Director	Senior General Manager

	JYOTIN MEHTA	N.S. KANNAN	G. VENKATAKRISHNAN
Place : Mumbai	General Manager &	Chief Financial Officer &	General Manager -
Date : April 25, 2003	Company Secretary	Treasurer	Accounting & Taxation Group

AUDITORS’ CERTIFICATE

We have verified the attached consolidated cash flow statement of ICICI BANK LIMITED which has been compiled from and is based on the audited consolidated financial statements for the years ended March 31, 2003 and March 31, 2002. To the best of our knowledge and belief and according to the information and explanations given to us, it has been prepared pursuant to the requirements of Listing Agreements entered into by ICICI Bank with stock exchanges.

For N. M. RAIJI & CO.	For S.R. BATLIBOI & CO.
Chartered Accountants	Chartered Accountants
JAYESH M. GANDHI	per VIREN H. MEHTA
Partner	a Partner
Place: Mumbai
Date: April 25, 2003

F50

ICICI BANK LIMITED

     CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2001, 2002 AND 2003

PREPARED IN ACCORDANCE WITH

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

contents
Independent Auditors' Report	F52
Consolidated balance sheets	F53
Consolidated statements of operations	F54
Statements of stockholders’ equity and other comprehensive income	F56
Consolidated statements of cash flows	F57
Notes to the consolidated financial statements	F59

independent auditors’ report
To the Board of Directors and Stockholders of ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries as of March.31,.2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and other comprehensive income, and cash flows for each of the years in the three-year period ended March.31,.2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ICICI Bank Limited and subsidiaries as of March.31,.2002 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended March.31,.2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective April 1, 2001, the Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets and SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. As discussed in Note 1 to the consolidated financial statements, effective October 1, 2002, the Company adopted the provisions of SFAS No. 147, Acquisitions of Certain Financial Institutions, retroactive to April 1, 2001, the adoption date of SFAS No. 142.

The United States dollar amounts are presented in the accompanying consolidated financial statements solely for the convenience of the readers and have been translated into United States dollar on the basis described in Note.1.to the consolidated financial statements.

KPMG

Mumbai, India
June 28, 2003

F52

consolidated balance sheets

(in millions, except share data)
at March 31,	2002(1)	2003	2003

			Convenience
			translation
			into USD
			(unaudited)
	Rs.	Rs.	USD
Assets
Cash and cash equivalents	41,476	72,453	1,524
Trading assets	42,376	39,634	834
Securities:
Available for sale	47,857	267,499	5,626
Non-readily marketable equity securities	8,268	9,418	198
Venture capital investments	3,921	3,704	78
Investments in affiliates	10,086	2,615	55
Loans, net of allowance for loan losses,
security deposits and unearned income	523,601	630,421	13,258
Customers’ liability on acceptances	4,783	43,252	910
Property and equipment, net	12,577	21,215	446
Assets held for sale	2,029	2,306	48
Goodwill	2,250	4,787	101
Intangible assets, net	—	5,118	107
Deferred tax assets	7,295	6,423	135
Interest and fees receivable	9,482	12,472	262
Other assets	27,361	58,946	1,240

Total assets	743,362	1,180,263	24,822

Liabilities
Interest bearing deposits	7,380	456,051	9,591
Non-interest bearing deposits	—	35,239	741
Trading liabilities	17,105	26,086	549
Short-term borrowings	70,804	42,095	885
Bank acceptances outstanding	4,783	43,252	910
Long-term debt	511,458	400,812	8,429
Redeemable preferred stock	772	853	18
Other borrowings	5,787	—	—
Taxes and dividends payable	11,050	16,880	355
Deferred tax liabilities	1,144	460	9
Other liabilities	41,471	66,198	1,392

Total liabilities	671,754	1,087,926	22,879

Commitments and contingencies (Note 29)
Minority interest	260	124	3

Stockholders’ equity:
Common stock at Rs. 10 par value: 800,000,000 and
1,550,000,000 shares authorized as of March 31, 2002 and
2003; Issued and outstanding 392,672,724 and 613,034,404
shares as of March 31, 2002 and 2003, respectively	3,922	6,127	129
Additional paid-in capital	42,036	64,863	1,364
Retained earnings	26,229	18,246	384
Deferred compensation	(7)	—	—
Accumulated other comprehensive income	(832)	2,977	63

Total stockholders’ equity	71,348	92,213	1,940

Total liabilities and stockholders’ equity	743,362	1,180,263	24,822

See accompanying notes to the consolidated financial statements.

(1) As restated for reverse acquisition and adoption of SFAS No. 147

F53

consolidated statements of operations
(in millions, except share data)

for the year ended March 31,	2001(1)	2002(2)	2003	2003
				Convenience
				translation
				into USD
				(unaudited)
	Rs.	Rs.	Rs.	USD
Interest and dividend income
Interest and fees on loans	75,272	75,237	75,080	1,579
Interest and dividends on securities	499	1,447	17,022	358
Interest and dividends on trading assets	2,837	1,715	2,754	58
Interest on balances and deposits with banks	910	368	1,151	24
Other interest income	586	100	2,096	44

Total interest and dividend income	80,104	78,867	98,103	2,063

Interest expense
Interest on deposits	490	744	26,033	547
Interest on long-term debt	56,830	59,798	48,163	1,013
Interest on short-term borrowings	9,123	7,717	3,829	81
Interest on trading liabilities	1,446	911	3,114	65
Other interest expense	4	350	2,069	44

Total interest expense	67,893	69,520	83,208	1,750

Net interest income	12,211	9,347	14,895	313
Provision for loan losses	9,892	9,743	19,649	413

Net interest income/(loss) after provision for loan losses	2,319	(396)	(4,754)	(100)

Non-interest income
Fees, commission and brokerage	5,317	4,703	5,722	120
Net gain on trading activities	847	2,442	3,075	65
Net gain/(loss) on venture capital investments	62	(316)	(1,278)	(27)
Net gain/(loss) on other securities	(1,776)	(3,256)	956	20
Net gain on sale of loans and credit substitutes	705	1,979	2,795	59
Foreign exchange income/(loss)	(108)	78	92	2
Software development and services	701	1493	1,062	22
Gain on sale of stock of subsidiaries/affiliates	2,507	165	—	—
Gain/(loss) on sale of property and equipment	(31)	29	16	—
Rent	413	310	117	2
Other non-interest income	606	521	696	15

Total non-interest income	9,243	8,148	13,253	278

Non-interest expense
Salaries and employee benefits	1,877	2,980	5,383	113
General and administrative expenses	3,342	4,616	12,581	264
Amortization of goodwill and intangible assets	260	—	645	13

Total non-interest expense	5,479	7,596	18,609	390

Income/(loss) before equity in earning/(loss)
of affiliates, minority interest, income taxes
and cumulative effect of accounting changes	6,083	156	(10,110)	(212)
Equity in earning/(loss) of affiliates	735	294	(958)	(20)
Minority interest	1	83	24	—

Income/(loss) before income taxes and
cumulative effect of accounting changes	6,819	533	(11,044)	(232)
Income tax (expense)/benefit	(189)	(251)	3,061	64

Income/(loss) before cumulative effect of accounting changes	6,630	282	(7,983)	(168)
Cumulative effect of accounting changes, net of tax	—	1,265	—	—

Net income/(loss)	6,630	1,547	(7,983)	(168)

F54

consolidated statements of operations
(in millions, except share data)
for the year ended March 31,	2001(1)	2002(2)	2003	2003
				Convenience
				translation
				into USD
				(unaudited)
	Rs.	Rs.	Rs.	USD
Earnings per equity share: Basic (Rs.)
Net income/(loss) before cumulative effect
of accounting changes	16.88	0.72	(14.18)	(0.30)
Cumulative effect of accounting changes	—	3.22	—	—

Net income/(loss)	16.88	3.94	(14.18)	(0.30)

Earnings per equity share: Diluted (Rs.)
Net income/(loss) before cumulative effect of
accounting changes	16.81	0.72	(14.18)	(0.30)
Cumulative effect of accounting changes	—	3.22	—	—

Net income/(loss)	16.81	3.94	(14.18)	(0.30)

Weighted average number of equity shares used in
computing earnings per equity share (millions)
Basic	393	393	563	563
Diluted	393	393	563	563

See accompanying notes to the consolidated financial statements.

(1) Restated for reverse acquisition.
(2) Restated for reverse acquisition and adoption of SFAS No. 147.

F55

statements of stockholders’ equity and other comprehensive income
(in millions, except share data)

								Accumu-
								lated
								Other
	Common stock		Treasury Stock					Compre-	Total
					Additional		Deferred	hensive	Stock-
	No. of	Amount	No. of	Amount	Paid-In	Retained	Compen-	Income,	holders’
	Shares (1)		Shares		Capital	Earnings	sation	Net of Tax	Equity
		Rs.		Rs.	Rs.	Rs.	Rs.	Rs.	Rs.

Balance as of March 31, 2000	392,655,774	7,832	—	—	37,347	28,338	(70)	(2,539)	70,908

Effect of reverse acquisition on
capital structure	—	(3,926)	—	—	3,926	—	—	—	—
Common stock issued on
exercize of stock options	16,250	—	—	—	3	—	—	—	3
Amortization of compensation	—	—	—	—	—	—	37	—	37
Increase in carrying value on direct
issuance of stock by subsidiary	—	—	—	—	1,242	—	—	—	1,242
Tax effect of increase in carrying
value on direct issuance of stock
by subsidiary	—	—	—	—	(605)	—	—	—	(605)
Comprehensive income
Net income	—	—	—	—	—	6,630	—	—	6,630
Net unrealized gain/(loss) on
securities, net of realization	—	—	—	—	—	—	—	(1,674)	(1,674)
Translation adjustments	—	—	—	—	—	—	—	14	14

Comprehensive income/(loss)	—	—	—	—	—	—	—	—	4,970

Cash dividends declared
(Re. 1 per common share)	—	—	—	—	—	(772)	—	—	(772)
Other	—	16	—	—	123	—	—	—	139

Balance as of March 31, 2001	392,672,024	3,922	—	—	42,036	34,196	(33)	(4,199)	75,922

Common stock issued on exercise
of stock options	700	—	—	—	—	—	—	—	—
Amortization of compensation	—	—	—	—	—	—	26	—	26
Comprehensive income
Net income	—	—	—	—	—	1,547	—	—	1547
Net unrealized gain/(loss) on
securities, net of realization	—	—	—	—	—	—	—	3,283	3,283
Translation adjustments	—	—	—	—	—	—	—	84	84

Comprehensive income/(loss)	—	—	—	—	—	—	—	—	4,914

Cash dividends declared
(Rs. 11 per common share)	—	—	—	—	—	(9,514)	—	—	(9,514)

Balance as of March 31, 2002(2)	392,672,724	3,922	—	—	42,036	26,229	(7)	(832)	71,348

Common stock issued on reverse
acquisition	118,962,731	1,190	—	—	10,838	—	—	—	12,028
Fair value of stock options
assumed on reverse acquisition	—	—	—	—	409	—	—	—	409
Treasury stock arising due to
reverse acquisition	101,395,949	—	(101,395,949)	(8,204)	8,204	—	—	—	—
Sale of treasury stock	—	1,015	101,395,949	8,204	3,336	—	—	—	12,555
Common stock issued on
exercise of stock options	3,000	—	—	—	—	—	—	—	—
Increase in carrying value on direct
issuance of stock by subsidiary	—	—	—	—	40	—	—	—	40
Amortization of compensation	—	—	—	—	—	—	7	—	7
Comprehensive income
Net income/(loss)	—	—	—	—	—	(7,983)	—	—	(7,983)
Net unrealized gain/(loss) on
securities, net of realization	—	—	—	—	—	—	—	3,731	3,731
Translation adjustments	—	—	—	—	—	—	—	78	78

Comprehensive income/(loss)	—	—	—	—	—	—	—	—	(4,174)

Balance as of March 31, 2003	613,034,404	6,127	—	—	64,863	18,246	—	2,977	92,213

Balance as of March 31, 2003
(US$) (unaudited)		129		—	1,364	384	—	63	1,940

See accompanying notes to the consolidated financial statements.

(1) Restated for reverse acquisition.
(2) Restated for reverse acquisition and adoption of SFAS No. 147.

F56

consolidated statements of cash flows
(in millions, except share data)

for the year ended March 31,	2001	2002(1)	2003	2003(1)
				Convenience
				translation
				into USD
				(unaudited)
	Rs.	Rs.	Rs.	USD
Operating activities
Net income/(loss)	6,630	1,547	(7,983)	(168)
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities:
Provision for loan and other credit losses	9,892	10,532	19,649	413
Depreciation	663	786	2,438	51
Amortization	1,180	1,193	5,815	122
Deferral of discounts and expenses on borrowings	1,213	1,307	607	13
Deferred income tax	(4,339)	(3,245)	(4,348)	(91)
Unrealised loss/ (gain) on trading securities	136	(80)	(117)	(2)
Unrealised loss on venture capital investments	—	300	1,278	27
Other than temporary decline in value of other securities	1,835	3,480	2,098	44
Unrealised loss/ (gain) on derivative transactions	—	190	(1,009)	(21)
Undistributed equity in earning/ (loss) of affiliates	(735)	(9)	958	20
Minority interest	(1)	(83)	(24)	(1)
(Gain)/loss on sale of property and equipment, net	31	(29)	(16)	—
(Gain)/loss on sale of securities available for sale	(121)	(349)	(956)	(20)
Gain on sale of subsidiary’s stock	(2,507)	(165)	—	—
Gain on sale of loans	(705)	(1,979)	(2,795)	(59)
Cumulative effect of accounting changes, net of tax	—	(1,265)	—	—
Change in assets and liabilities
Trading account assets	10,153	(23,421)	29,944	630
Interest and fees receivable	(107)	3,583	(2,990)	(63)
Other assets	(2,389)	(12,783)	(34,295)	(721)
Trading account liabilities	(4,857)	4,352	(13,656)	(287)
Taxes payable	(1,302)	552	5,830	122
Other liabilities	879	14,422	4,663	98

Net cash (used in)/provided by operating activities	15,549	(1,164)	5,091	107

Investing activities
Purchase of held to maturity securities	(861)	—	—	—
Purchase of available for sale securities	(5,230)	(68,043)	(717,765)	(15,095)
Purchase of venture capital investments	(4,094)	(504)	(1,268)	(27)
Purchase of non-readily marketable equity securities	—	(2,015)	(1,150)	(24)
Proceeds from sale of held to maturity securities	—	640	—	—
Proceeds from sale of available for sale securities	1,756	28,512	684,769	14,401
Proceeds from sale of venture capital investments	—	53	207	4
Proceeds from sale of non-readily marketable equity securities	148	183	—	—
Proceeds from sale of subsidiary’s stock	4,075	302	—	—
Origination of loans, net	(97,868)	69,439	(56,243)	(1,183)
Purchase of property and equipment	(3,785)	(1,701)	(6,943)	(146)
Proceeds from sale of property and equipment	145	128	504	11
Investments in affiliates	(1,161)	(1,159)	(1,691)	(36)
Payment for business acquisition, net of cash acquired	(1,950)	(143)	98,487	2,071

Net cash (used in)/provided by investing activities	(108,825)	25,692	(1,093)	(24)

				F57

consolidated statements of cash flows
(contd.)	(in millions, except share data)

for the year ended March 31,	2001	2002(1)	2003	2003(1)
				Convenience
				translation
				into USD
				(unaudited)
	Rs.	Rs.	Rs.	USD
Financing activities
Increase in deposits, net	8,050	1,308	158,290	3,329
Proceeds/ Repayment from short-term borrowings, net	21,204	(28,852)	(30,118)	(633)
Proceeds from other borrowings	—	5,787	—	—
Proceeds from issuances of long-term debt	182,015	158,905	10,631	224
Repayment of long-term debt	(112,047)	(142,019)	(124,979)	(2,628)
Redemption of redeemable preferred stock	(9,577)	—	—	—
Proceeds from issuance of common stock	142	—	13,155	277
Proceeds from issuance of common stock by subsidiary	465	390	—	—
Cash dividends paid	(775)	(9,514)	—	—

Net cash provided by/(used in) financing activities	89,477	(13,995)	26,979	569

Effect of de-consolidation of subsidiary on
cash and cash equivalents	(36,361)	—	—	—

Effect of exchange rate on cash and cash equivalents	(14)	(14)	—	—

Net increase/(decrease) in cash and cash equivalents	(40,174)	10,519	30,977	652
Cash and cash equivalents at the beginning of the year	71,131	30,957	41,476	872

Cash and cash equivalents at the end of the year	30,957	41,476	72,453	1,524

Supplementary information:
Cash paid for:
Interest	57,144	66,587	86,143	1,812
Taxes	2,919	4,505	1,027	22
Non-cash items:
Foreclosed assets	2,024	1,188	673	14
Conversion of loan to equity shares	1,982	1,586	4,495	95
Transfer of securities from held to maturity
category to available for sale category	—	866	—	—
Change in unrealized gain/(loss) on
securities available for sale, net	(1,674)	3,283	5,205	109
Acquisitions
Fair value of net assets acquired, excluding
cash and cash equivalents	—	—	(37,948)	798
Shares issued	—	—	118,965,731	—
Treasury stock	—	—	8,204	173

See accompanying notes to the consolidated financial statements.

(1) Restated for reverse acquisition and adoption of SFAS No. 147

F58

notes to the consolidated financial statements
Continued

1.	Significant accounting policies

Overview

ICICI Bank Limited (ICICI Bank) together with its subsidiaries and affiliates (collectively, the Company) is a diversified financial services group providing a variety of banking and financial services including project and corporate finance, working capital finance, venture capital finance, investment banking, treasury products and services, retail banking, broking and insurance. Further, the Company has an interest in the software development and services business. The Company is headquartered in Mumbai, India.

Effective April 1, 2002, ICICI Bank (which for periods prior to April 1, 2002 is referred to as the ‘acquiree’) and ICICI Limited (ICICI) consummated a transaction whereby shareholders of ICICI were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition for financial reporting purposes with ICICI (the ‘acquirer’) as the accounting acquirer and is further discussed in Note 3.

The consolidated balance sheet as of March 31, 2002, and the consolidated statements of operations, cash flows and stockholders’ equity and other comprehensive income for the year ended March 31, 2001 and 2002, presented herein, are those of the acquirer, even though the acquiree is the surviving legal entity subsequent to the reverse acquisition. As such, as further described in Note 2, they include the acquirer’s less than majority ownership interest in the acquiree accounted for by the equity method.

Principles of consolidation

The consolidated financial statements include the accounts of ICICI Bank and all of its subsidiaries, which are more than 50% owned and controlled. All significant inter company accounts and transactions are eliminated on consolidation. The Company accounts for investments in common stock of affiliates by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

The consolidation of the Company’s majority ownership interest in two insurance companies acquired in each of fiscal.2001 and 2002 has now been deemed inappropriate because of substantive participative rights retained by the minority shareholders. Accordingly, such investees are no longer consolidated but are accounted for by the equity method. Prior period financial statements have been restated with no resultant impact on net income or stockholders’ equity.

Basis of preparation

The accounting and reporting policies of the Company used in the preparation of these consolidated financial statements reflect general industry practices and conform to generally accepted accounting principles in the United States (US GAAP).

The preparation of consolidated financial statements in conformity with US GAAP requires that management makes estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported income and expense for the reporting period. The Company makes estimates for valuation of derivatives and securities, where no ready market exists, determining the level of allowance for loan losses and assessing recoverability of goodwill, intangible assets and deferred tax assets. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. The actual results could differ from these estimates.

Foreign currencies

The consolidated financial statements are reported in Indian rupees (Rs.), the national currency of India. The functional currency of each entity within the Company is its respective local currency.

The assets and liabilities of the Company’s foreign operations are translated into Indian rupees at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a component of accumulated other comprehensive income.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2003, have been translated into United States dollar at the noon buying rate in New York City on March.28, 2003, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve of New York of USD.1 = Rs. 47.55. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other certain rate on March 31, 2003,.or at any other certain date.

F59

notes to the consolidated financial statements
Continued

Revenue recognition

Interest income is accounted on an accrual basis except in respect of impaired loans, where it is recognized on a cash basis. Income from leasing and hire purchase operations is accrued in a manner to provide a fixed rate of return on outstanding investments.

Fees from activities such as investment banking, loan syndication and financial advisory services are accrued based on milestones specified in the customer contracts. Fees for guarantees and letters of credit are amortised over the contracted period of the commitment.

Revenues from software development and services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates.

Cash equivalents

The Company considers all highly liquid investments, which are readily convertible into cash and have contractual maturities of three months or less from the date of purchase, to be cash equivalents. The carrying value of cash equivalents approximates fair value.

Securities and trading activities

The Company classifies investments in debt and readily marketable equity securities, other than investments held by certain venture capital subsidiaries, into two categories based upon management’s intention at the time of purchase: trading securities and securities available for sale. Realized gains and losses on the sale of securities are recorded at the time of sale. For computing realized gains and losses on securities, the cost is ascertained using the First-In-First-Out Method.

As more fully explained in Note 6, the Company no longer classifies investments in debt securities as held to maturity, due to sale of certain held to maturity securities during the year ended March 31, 2002.

Trading assets, primarily debt securities and foreign exchange products, are recorded at fair value with realized and unrealized gains and losses included in non-interest income. Interest on trading securities is recorded in interest income. The fair value of trading assets is based upon quoted market prices or, if quoted market prices are not available, estimates using similar securities or pricing models.

Securities not classified as trading securities are classified as available for sale. These include securities used as part of the Company’s asset liability management strategy, which may be sold in response to changes in interest rates, prepayment risk, liquidity needs and similar factors. Securities available for sale are recorded at fair value with unrealized gains and losses recorded, net of tax, as a component of accumulated other comprehensive income. Equity securities, which are traded on a securities exchange within six months of the balance sheet date are considered as publicly traded. The last quoted price of such securities is taken as their fair value. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost.

Securities on which there is an unrealized loss that is deemed to be other than temporary are written down to fair value with the loss recorded in non-interest income as a loss on other securities. Other than temporary decline is identified by management based on an evaluation of all significant factors including the length of time and the extent to which the fair value has been less than the cost, the financial condition and prospects of the issuer and the extent and ability of the Company to retain the investment for a period of time sufficient to allow for any probable recovery in fair value.

Securities acquired through conversion of loans in a troubled debt restructuring are recorded at the fair value on the date of conversion and subsequently accounted for as if acquired for cash.

The Company’s venture capital subsidiaries carry their investments at fair value, with changes in fair value recognized in gain/loss on venture capital investments. The fair values of publicly traded venture capital investments are generally based upon quoted market prices. In certain situations, including thinly traded securities, large-block holdings, restricted shares or other special situations, the quoted market price is adjusted to produce an estimate of the attainable fair value for the securities. For securities that are not publicly traded, fair value is determined in good faith pursuant to procedures established by the Board of Directors of the venture capital subsidiaries. In determining the fair value of these securities, consideration is given to the financial conditions, operating results and prospects of the underlying companies, and any other factors deemed relevant. Generally, these investments are carried at cost during the first year, unless a significant event occurs that effects the long-term value of the investment. Because

F60

notes to the consolidated financial statements
Continued

of the inherent uncertainty of the valuations, those estimated values may differ significantly from the values that would have been used had a ready market for the investments existed.

Trading liabilities represent borrowings from banks in the inter-bank call money market, borrowings from banks and corporates in the course of trading operations and balances arising from repurchase transactions.

Loans

Loans are reported at the principal amount outstanding, inclusive of interest accrued and due per the contractual terms, except for certain non-readily marketable privately placed debt instruments, which are considered credit substitutes and are, therefore classified as loans but accounted for as debt securities. Loan origination fees (net of loan origination costs) are deferred and recognized as an adjustment to yield over the life of the loan. Interest is accrued on the unpaid principal balance and is included in interest income.

Loans include aggregate rentals on lease financing transactions and residual values, net of security deposits and unearned income. Lease financing transactions substantially represent direct financing leases. Loans also include the aggregate value of purchased securitized receivables, net of unearned income.

The Company identifies a commercial loan as impaired and places it on non-accrual status when it is probable that it will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. A commercial loan is also considered to be impaired and placed on a non-accrual basis if interest or principal is greater than 180 days overdue. Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The decision to classify a loan as impaired is also based on an evaluation of the borrower’s financial condition, collateral, liquidation value and other factors that affect the borrower’s ability to pay.

The Company classifies a loan as a restructured loan where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Such loans are placed on non-accrual status.

Generally, at the time a loan is placed on non-accrual status, interest accrued and uncollected on the loan in the current fiscal year is reversed from income, and interest accrued and uncollected from the prior year is charged off against the allowance for loan losses. Thereafter, interest on non-accrual loans is recognized as interest income only to the extent that cash is received. When borrowers demonstrate over an extended period the ability to repay a loan in accordance with the contractual terms of a loan, which the Company classified as non-accrual, the loan is returned to accrual status. With respect to restructured loans, performance prior to the restructuring or significant events that coincide with the restructuring are evaluated in assessing whether the borrower can meet the rescheduled terms and may result in the loan being returned to accrual status after a performance period.

Consumer loans are generally identified as impaired not later than a predetermined number of days overdue on a contractual basis. The number of days is set at an appropriate level by loan product. The policy for suspending accruals of interest and impairment on consumer loans varies depending on the terms, security and loan loss experience characteristics of each product.

Allowance for loan losses

The allowance for loan losses represents management’s estimate of probable losses inherent in the portfolio. Larger balance, non-homogenous exposures representing significant individual credit exposures are evaluated based upon the borrower’s overall financial condition, resources and payment record and the realizable value of any collateral. Within the allowance of loan losses, a valuation allowance is maintained for larger-balance, non-homogenous loans that have been individually determined to be impaired. This estimate considers all available evidence including the present value of the expected future cash flows discounted at the loan’s contractual effective rate and the fair value of collateral.

Each portfolio of smaller-balance, homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans, is individually evaluated for impairment. The allowance for loan losses attributed to these loans is established via a process that includes an estimate of probable losses inherent in the portfolio, based upon various statistical analysis. These include migration analysis, in which historical delinquency and credit loss experience is applied to the current ageing of the portfolio, together with an analysis that reflects current trends and conditions.

While determining the adequacy of the allowance for loan losses, management also considers overall portfolio indicators including historical credit losses, delinquent and non-performing loans, and trends in volumes and terms of loans; an evaluation of overall credit quality and the credit process, including lending policies and procedures; consideration of economic, geographical, product, and other environmental factors.

F61

notes to the consolidated financial statements
Continued

The Company also includes in the allowances, provision for credit losses on its performing portfolio based on the estimated probable losses inherent in the portfolio. The allowances on the performing portfolio are established after considering historical and projected default rates and loss severities, internal risk rating and geographic, industry and other environmental factors; and model imprecision.

The Company evaluates its impaired loan portfolio at the end of every period and loan balances which are deemed irrecoverable are charged off against related allowances for credit losses.

Transfers and servicing of financial assets

In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of SFAS No. 125. The provisions of SFAS No. 140 relating to transfers and servicing of financial assets are effective for transactions after March 31, 2001. The Company transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognized and gains/losses are recorded only if the transfer qualifies as a sale under SFAS No. 140. Recourse and servicing obligations and put options written are recorded as proceeds of the sale. Retained beneficial interests in the loans and servicing rights are measured by allocating the carrying value of the loans between the assets sold and the retained interest, based on the relative fair value at the date of the securitization. The fair values are determined using either financial models, quoted market prices or sales of similar assets.

Loans held-for-sale

Loans originated for sale are classified as loans held-for-sale and are accounted for at the lower of cost or fair value. Such loans are reported as other assets. Market value of such loans are determined at rates applicable to similar loans.

Derivatives instruments and hedging activities

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS No. 133. SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000. On April 1, 2001, the Company adopted SFAS No. 133 and SFAS No. 138 on a prospective basis.

Under SFAS No. 133, the Company may designate a derivative as either a hedge of the fair value of a recognized fixed rate asset or liability or an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of future cash flows of a floating rate asset or liability (cash flow hedge) or a foreign-currency fair value or cash flow hedge (foreign currency hedge). All derivatives are recorded as assets or liabilities on the balance sheet at their respective fair values with unrealized gains and losses recorded either in accumulated other comprehensive income or in the statement of income, depending on the purpose for which the derivative is held. Derivatives that do not meet the criteria for designation as a hedge under SFAS No. 133 at inception, or fail to meet the criteria thereafter, are accounted for in other assets with changes in fair value recorded in the statement of income.

Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the statement of income as other non-interest income. To the extent of the effectiveness of a hedge, changes in the fair value of a derivative that is designated and qualifies as a cash flow hedge, are recorded in accumulated other comprehensive income, net of tax. For all hedge relationships, ineffectiveness resulting from differences between the changes in fair value or cash flows of the hedged item and changes in the fair value of the derivative are recognized in the statement of income as other non-interest income.

At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. In addition, the Company assesses, both at the inception of the hedge and on an ongoing quarterly basis, whether the derivative used in the hedging transaction has been highly effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective.

The Company discontinues hedge accounting prospectively when either it is determined that the derivative is no longer highly effective in offsetting changes in the fair value or cash flows of a hedged item; the derivative expires or is sold, terminated or exercised; the derivative is de-designated because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

F62

notes to the consolidated financial statements
Continued

When a fair value hedge is discontinued, the hedged asset or liability is no longer adjusted for changes in fair value and the existing basis adjustment is amortized or accreted over the remaining life of the asset or liability. When a cash flow hedge is discontinued but the hedged cash flow or forecasted transaction is still expected to occur, gains and losses that were accumulated in other comprehensive income are amortized or accreted into the statement of income. Gains and losses are recognized in the statement of income immediately if the cash flow hedge was discontinued because a forecasted transaction did not occur.

The Company may occasionally enter into a contract (host contract) that contains a derivative that is embedded in the financial instrument. If applicable, an embedded derivative is separated from the host contract and can be designated as a hedge; otherwise, the derivative is recorded as a freestanding derivative.

Prior to the adoption of SFAS No. 133, derivatives used for interest rate risk management were not recorded at fair value. Rather, the net interest settlement on designated derivatives that either effectively altered the interest rate characteristics of assets and liabilities or hedged exposures to risk was treated as an adjustment to the interest income or interest expense of the related assets or liabilities. The effect of adopting SFAS No. 133 at April 1, 2001 did not result in any impact on the statement of operations.

Variable interest entities

In January 2003, the FASB issued FASB Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities. FIN 46 changes the method of determining whether certain entities, including securitization entities, should be included in the Company’s consolidated financial statements. An entity is subject to FIN 46 and is called a variable interest entity (VIE) if it has (1) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (2) equity investors that cannot make significant decisions about the entity’s operations, or (3) equity that does not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns or both. The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN 46 applies in the first fiscal period beginning after June 15, 2003. For any VIEs that must be consolidated under FIN 46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously unrecognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46 first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. FIN 46 also mandates new disclosures about VIEs, some of which are required to be presented in financial statements issued after January 31, 2003.

There are no VIEs that require disclosure under FIN 46. Further, there are no VIEs created after January 31, 2003 that are required to be consolidated under FIN 46.

Guarantees and indemnifications

In November 2002, the FASB issued FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, which requires that, for guarantees within the scope of FIN 45 issued or amended after December.31,.2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be recognized. FIN 45 also requires additional disclosures in financial statements for periods ending after December 15, 2002. Accordingly, the required disclosures are included in Note 29 to the consolidated financial statements of the Company. The recognition and measurement provisions of FIN 45 were adopted effective January 1, 2003 and did not have a material impact on the consolidated financial statements of the Company.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. The cost of additions, capital improvements and interest during the construction period are capitalized, while maintenance and repairs are charged to expense when incurred. Property and equipment held to be disposed off are reported as assets held for sale at the lower of carrying amount or fair value, less cost to sell.

Depreciation is provided over the estimated useful lives of the assets or lease term whichever is shorter.

Property under construction and advances paid towards acquisition of property and equipment are disclosed as capital work in progress. The interest costs incurred for funding an asset during its construction period are capitalized based on the average outstanding investment in the asset and the average cost of funds. The capitalized interest cost is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

F63

notes to the consolidated financial statements
Continued

Capitalized costs of computer software obtained for internal use represent costs incurred to purchase computer software from third parties and direct costs of materials and services incurred on internally developed software. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

Impairment of long-lived assets

Long-lived assets and certain intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Business combinations

In June 2001, the FASB issued SFAS No. 141, Business Combinations, which requires that the purchase method of accounting be used for all business combinations initiated after June.30,.2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

As of April 1, 2001, the Company had an unamortized deferred credit of Rs. 1,265 million related to an excess of the fair value of assets acquired over the cost of an acquisition. As required by SFAS No. 141, in conjunction with the early adoption of SFAS No. 142, the unamortized deferred credit as of April 1, 2001, has been written-off and recognized as the effect of a change in accounting principle.

Goodwill and intangible assets

On April 1, 2001, the Company early-adopted SFAS No. 142, Goodwill and Other Intangible Assets. As required by SFAS No. 142, the Company reclassified existing goodwill and intangible assets to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. This resulted in reclassification of previously recorded intangible assets of Rs. 115.million as goodwill and a reclassification of previously recorded goodwill of Rs. 373.million as a separate unidentifiable intangible asset.

As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of each reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but instead tests goodwill for impairment at least annually. The annual impairment test under SFAS No. 142 did not indicate an impairment loss.

Net income and basic and diluted earnings per share excluding the impact of amortization of goodwill, for all periods presented would have been as follows:

	Year ended March 31,

	2001(1)	2002(2)	2003
Net income / (loss) (in Rs. millions)
As reported	6,630	1,547	(7,983)
Add: Amortization of goodwill	145	—	—

Pro forma net income / (loss)	6,775	1,547	(7,983)

Earnings / (loss) per share: Basic (in Rs.)
As reported	16.88	3.94	(14.18)
Add: Amortization of goodwill	0.37	—	—

Pro forma	17.25	3.94	(14.18)

Earnings / (loss) per share: Diluted (in Rs.)
As reported	16.81	3.94	(14.18)
Add: Amortization of goodwill	0.37	—	—

Pro forma	17.18	3.94	(14.18)

(1) Restated for reverse acquisition.

(2) Restated for reverse acquisition and adoption of SFAS No. 147

F64

notes to the consolidated financial statements
Continued

Intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The useful life of other intangible assets is as follow:

No. of years

Marketing-related intangibles	5
Customer-related intangibles	3-10

In October 2002, the FASB issued SFAS No. 147, Acquisitions of Certain Financial Institutions. SFAS No. 147 requires that business combinations involving financial institutions within its scope, be accounted for under SFAS No. 141. Previously, generally accepted accounting principles for acquisitions of financial institutions provided for recognition of the excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. Under SFAS No. 147, such excess is accounted for as goodwill. Adoption of SFAS No. 147 resulted in a reclassification of previously recorded unidentifiable intangible asset of Rs..373.million to goodwill with effect from April.1,.2001. Further, as required by SFAS No. 147, the Company reversed the amortization expense of Rs. 290 million and the related income tax benefit of Rs. 103 million, by restating the results for the year ended March 31, 2002.

Income taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the amount for financial reporting and tax basis of assets and liabilities, using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period of enactment. Deferred tax assets are recognized subject to a valuation allowance based upon management’s judgement as to whether realization is considered more likely than not.

Issue of shares by subsidiary/affiliate

An issuance of shares by a subsidiary/affiliate to third parties reduces the proportionate ownership interest of the Company in the investee. A change in the carrying value of the investment in a subsidiary/affiliate due to such direct sale of unissued shares by the investee is accounted for as a capital transaction, and is recognized in stockholders’ equity when the transaction occurs.

Trading assets and liabilities

Trading assets and liabilities include securities and derivatives and are recorded either at market value or where, market prices are not readily available, fair value, which is determined under an alternative approach. The determination of market or fair value considers various factors including stock exchange quotations, time value and volatility factors underlying derivatives, counterparty credit quality and derivative transaction cash maintenance during that period. Derivatives in a net receivable position are reported as trading assets. Similarly derivatives in a net payable position are reported as trading liabilities.

Employee benefit plans

The Company provides a variety of benefit plans to eligible employees. Contributions to defined contribution plans are charged to income in the period in which they accrue. Current service costs for defined benefit plans are accrued in the period to which they relate. Prior service costs, if any, resulting from amendments to the plans are recognized and amortized over the remaining period of service of the employees.

Stock-based compensation

The Company uses the intrinsic value based method of Accounting Principle Board (APB) Opinion No..25, Accounting for Stock Issued to Employees, to account for its employee stock-based compensation plans. Compensation cost for fixed and variable stock based awards is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price. Compensation cost for fixed awards is measured at the grant date, while compensation cost for variable awards is estimated until the number of shares an individual is entitled to receive and the exercise price are known (measurement date).

In December 2002, FASB issued SFAS No. 148 Accounting for Stock Based Compensation-transition and disclosures, an amendment of FASB No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock Based Compensation,

F65

notes to the consolidated financial statements
Continued

to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have changed to the amounts indicated below:

	Year ended March 31,

	2001(1)	2002(2)	2003
Net income/(loss) (in Rs. millions)	Rs.	Rs.	Rs.
As reported	6,630	1,547	(7,983)
Add: Stock based employee compensation
expense included in reported net income,
net of tax effects	37	26	7
Less: Stock based employee compensation
expense determined under fair value based
method, net of tax effects	(128)	(58)	(358)

Pro forma net income / (loss)	6,539	1,515	(8,334)

Earnings / (loss) per share: Basic (in Rs.)
As reported	16.88	3.94	(14.18)
Pro forma	16.65	3.86	(14.80)

Earnings / (loss) per share: Diluted (in Rs.)
As reported	16.81	3.94	(14.18)
Pro forma	16.59	3.86	(14.80)

(1) Restated for reverse acquisition.

(2) Restated for reverse acquisition and adoption of SFAS No. 147.

The fair value of the options is estimated on the date of the grant using the Black-Scholes options pricing model, with the following assumptions:

	2001	2002	2003

Dividend yield	5.9%	5.5%	1.7%
Expected life	10 years	10 years	10 years
Risk free interest rate	10.4%	7.4%	8.9%
Volatility	30%	55%	54%

Dividends

Dividends on common stock and the related dividend tax are recognized on approval by the Board of Directors.

Earnings / (Loss) per share

Basic earnings / (loss) per share is computed by dividing net income / (loss) by the weighted average number of common stock outstanding during the period. Diluted earnings / (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue equity shares were exercised or converted.

Reclassifications

Certain other reclassifications have been made in the financial statements of prior years to conform to classifications used in the current year. These changes had no impact on previously reported results of operations or stockholders’ equity.

F66

notes to the consolidated financial statements
Continued

2.	Dilution of ownership interest in the acquiree

Until March 2000, the Company held a 74.2% controlling interest in the acquiree. In March.2000, the acquiree issued 15.9 million American Depository Shares (ADS) to third parties. As a result of the issuance, the proportionate ownership interest of the Company in the acquiree reduced from 74.2% to 62.2%.

The offering price per share exceeded the Company’s carrying amount per share in the acquiree, resulting in an increase in the carrying value of the Company’s investment in the acquiree by Rs. 4,114.million. This change in the carrying value was recognized in the statement of stockholders’ equity as a capital transaction.

In March.2001, the acquiree acquired Bank of Madura Limited, a banking company, through issuance of stock. The acquisition was recorded by the purchase method. As a result of the issuance, the ownership interest of the Company in the acquiree was reduced from 62.2% to 55.6%. The issuance price exceeded the Company’s carrying amount per share in the acquiree resulting in an increase in the carrying value of the Company’s investment in the acquiree by Rs. 1,242.million. This change in the carrying value, net of the related tax effect of Rs. 140.million, has been recognized in the statement of stockholders’ equity as a capital transaction.

Subsequently, during March.2001, the Company sold a 9.2% interest in the acquiree to institutional investors for a consideration of Rs. 3,499 million. The gain on sale of Rs. 1,996.million is included in the statement of income. This reduced the Company’s interest in the acquiree to 46.4%.

In view of the Company’s ownership interest in the acquiree having been reduced to below majority level, the Company determined that consolidation of the acquiree was not appropriate and accounted for its ownership interest under the equity method beginning April 1, 2000, the beginning of the fiscal year in which the ownership interest was less than majority.

During the year ended March 31, 2002, the Company further reduced its ownership interest to 46%. This resulted in a gain of Rs. 57 million, which is included in the statement of income.

3.	Acquisitions

Reverse acquisition

Effective April 1, 2002, the acquiree and the Company consummated a transaction whereby shareholders of the Company were issued shares of the acquiree in the ratio of 1:2. The transaction has been treated as a reverse acquisition, with the acquiree as the surviving legal entity but the Company as the accounting acquirer.

On the acquisition date, the Company held a 46% ownership interest in the acquiree. Accordingly, the acquisition of the balance 54% ownership interest has been accounted for as a step-acquisition. The operations of the acquiree have been consolidated in the Company’s financial statements effective April 1, 2002.

As a result of the acquisition, the Company became a universal banking company offering the entire spectrum of financial services. The acquisition is expected to reduce the cost of funds for the Company through access to the extensive branch network and deposit base of the acquiree. Further, the acquisition is expected to benefit the Company through greater opportunities to generate fee-based income, participation in the payment networks and ability to provide transaction banking services. Subsequent to the acquisition, the operations of the Company will be governed by the Banking Regulation Act, 1949.

The components of the purchase price and allocation are as follows:

(Rs. in millions)

Fair value of common stock issued on reverse acquisition	12,028
Direct acquisition costs	1,627
Fair value of stock options assumed on reverse acquisition	409

Total	14,064

The fair value of common stock issued on reverse acquisition was based on the average prices of the equity shares for the two trading days before and after October 25, 2002, the date, the terms of the acquisition were agreed to and announced.

The total purchase price has been allocated to the acquired assets and assumed liabilities as of the date of acquisition based on management’s estimates and independent appraisals as follows:

F67

notes to the consolidated financial statements
Continued

(Rs. in millions)

Assets
Cash and cash equivalents	53,183
Investments	113,725
Loans	39,102
Property and equipment	2,609
Intangible assets	5,470
Other assets	11,093

Total assets acquired	225,182

Liabilities
Deposits	176,018
Borrowings	16,174
Other liabilities	19,745

Total liabilities assumed	211,937

Net tangible and intangible assets	13,245
Goodwill	819

Total	14,064

The goodwill recognized above is not deductible for tax purposes.

The intangible assets relate to customer and deposit relationships and would be amortized over a period of 10 years. Consequent to the acquisition, the 46% ownership interest held by the Company in the acquiree was recorded as treasury stock at its historical carrying value. In September 2002, the treasury stock was sold to institutional investors for Rs. 13,154 million. The difference between the sale proceeds and the carrying value, net of related tax effects of Rs. 599 million, was recognized in the statement of stockholders equity as a capital transaction.

Step-acquisition of Tricolour Infotech Services Limited

In September 2002, the Company acquired the remaining 50% ownership interest in Tricolor Infotech International Inc., Mauritius for a cash consideration of Rs. 110.million. The total purchase price has been allocated to the acquired assets and assumed liabilities based on management estimates as follows:

(Rs. in millions)

Net tangible assets	16
Marketing-related intangibles	76
Goodwill	18

Total	110

The goodwill recognized above is not deductible for tax purposes.

Acquisition of Customer Asset India Private Limited

In April 2002, the Company acquired a 100% ownership interest in Customer Asset India Private Limited, a company engaged in the business of providing contact center services through its offshore contact center at Bangalore, for a cash consideration aggregating Rs. 959.million. The acquisition would enable the Company to enter the IT enabled services market. The total purchase price has been allocated to the acquired assets and assumed liabilities based on management estimates as follows:

(Rs. in millions)

Net tangible assets	177
Customer-related intangibles	165
Goodwill	617

Total	959

The goodwill recognized above is not deductible for tax purposes.

F68

notes to the consolidated financial statements
Continued

Pro forma information (unaudited)

Unaudited pro forma results of the operations for the years ended March 31, 2002 and 2003 as if the acquisitions had been made at the beginning of the periods is given below. The pro forma results include estimates and assumptions which management believes are reasonable. However, these do not reflect any benefits from economies or synergies, which might be achieved from combining the operations. The pro forma consolidated results of operations include adjustments to give effect to amortization of acquired intangible assets other than goodwill. The pro forma information is not necessarily indicative of the operating results that would have occurred had the purchase been made at the beginning of the periods presented.

		Year endedMarch 31,

		2002	2003
	Revenues (Rs. in millions)	87,274	111,421
	Net income / (loss) (Rs. in millions)	1,231	(8,017)
	EPS (Basic and Diluted) (in Rs.)	3.13	(14.24)

4.	Sale of stock of ICICI Infotech Services Limited

During the year ended March.31,.2001, the Company diluted its interest in ICICI Infotech Services Limited to 92% through sale of an 8% interest to a strategic investor for a consideration of Rs. 576.million. The gain on sale of Rs..511.million is included in the statement of operations.

5.	Cash and cash equivalents

Cash and cash equivalents as of March 31, 2003, includes deposits with Reserve Bank of India of Rs. 45,506 million (2002: Nil) (including Rs. 39,805 million (2002: Nil) in accordance with the guidelines governing minimum cash reserve requirements) and interest-bearing deposits with other banks of Rs. 6,919 million (2002: Rs. 35,508.million). The balance maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

6.	Trading assets

A listing of the trading assets is set out below:

	(Rs. in millions)

	Year ended March 31,

	2002	2003

Government of India securities	15,602	26,658
Securities purchased under agreements to resell	21,399	5,399
Corporate debt securities	4,627	6,704
Equity securities	742	187
Fair value of derivative and foreign exchange contracts	6	686

Total	42,376	39,634

As of March 31, 2003, trading assets include Government of India (GOI) securities amounting to Rs. 8,050.million (2002: Rs. 11,866.million), which are pledged for the purpose of collateralizing short-term borrowings.

F69

notes to the consolidated financial statements
Continued

7.	Securities

The portfolio of securities is set out below:

							(Rs. in millions)

	As of March 31, 2002				As of March 31, 2003

	Amortized	Gross	Gross	Fair	Amortized	Gross	Gross	Fair
	cost	unrealized	unrealized	value	cost	unrealized	unrealized	value
		gain	loss			gain	loss

Available for sale
Corporate debt securities	4,446	502	(513)	4,435	10,636	389	(79)	10,946
GOI securities	26,662	438	—	27,100	240,187	4,403	(459)	244,131

Total debt securities	31,108	940	(513)	31,535	250,823	4,792	(538)	255,077
Equity securities	19,181	365	(3,223)	16,322	13,609	745	(1,932)	12,422

Total securities
available for sale	50,289	1,305	(3,736)	47,857	264,432	5,537	(2,470)	267,499

Non-readily marketable
equity securities(1)	8,268				9,418

Venture capital investments(2)				3,921				3,704

(1) Primarily represents securities acquired as a part of project financing activities or conversion of loans in debt restructurings.

(2) Represents venture capital investments held by venture capital subsidiaries of the Company.

During the year ended March 31, 2003, as part of its ongoing evaluation of its securities portfolio, the Company recorded an impairment charge of Rs..2,098.million (2002: Rs..3,480.million, 2001: Rs..1,835.million) for other than temporary decline in value of available for sale and non-readily marketable equity securities.

Privately placed corporate debt securities reported as loans (credit substitutes).

The portfolio of credit substitutes is set out below:

(Rs. in millions)

	As of March 31, 2002				As of March 31, 2003

	Amortized	Gross	Gross	Fair	Amortized	Gross	Gross	Fair
	cost	unrealized	unrealized	value	cost unrealized		unrealized	value
		gain	loss			gain	loss

Available for sale	59,707	1,077	(502)	60,282	61,295	2,539	(1,118)	62,716

During the year ended March 31, 2002, the Company sold debt securities classified as held to maturity. The debt securities were sold for Rs..640 million resulting in a realized gain of Rs..102 million. As the securities were sold for reasons other than those specified in SFAS No. 115, all remaining held to maturity securities were reclassified as available for sale. Subsequent to the sale, the Company no longer classifies debt securities as held to maturity.

Income from securities available for sale

A listing of income from securities available for sale is set out below:

		(Rs. in millions)

	Year ended March 31,

	2001	2002	2003

Interest	123	1,027	16,633
Dividends	345	267	389

Total	468	1,294	17,022

Gross realized gain	474	1,238	6,845
Gross realized loss	(348)	(7)	(5,022)

Total	126	1,231	1,823

F70

notes to the consolidated financial statements
Continued

Income from credit substitutes available for sale
A listing of income from credit substitutes available for sale is set out below:
	(Rs. in millions)

	Year ended March 31,

	2002	2003

Interest	2,872	8,406
Dividends	45	381

Total	2,917	8,787

Gross realized gain	282	1,200
Gross realized loss	—	(75)

Total	282	1,125

Maturity profile of debt securities

A listing of each category of available for sale debt securities as of March.31, 2003, by maturity is set out below:

		(Rs. in millions)

		Available for sale

		Amortized Cost	Fair value
	Corporate debt securities
	Less than one year	285	267
	One to five years	8,436	8,719
	Five to ten years	1,862	1,900
	Greater than ten years	53	60

	Total Corporate debt securities	10,636	10,946

	GOI securities
	Less than one year	76,238	76,216
	One to five years	54,976	55,922
	Five to ten years	54,170	54,614
	Greater than ten years	54,803	57,379

	Total GOI securities	240,187	244,131

	Total debt securities	250,893	255,077

	Credit substitutes
	Less than one year	14,584	14,618
	One to five years	32,984	34,683
	Five to ten years	12,760	12,448
	Greater than ten years	967	967

	Total credit substitutes	61,295	62,716

8.	Repurchase transactions

	The Company has undertaken repurchase and reverse repurchase transactions in GOI securities. The average level of repurchase transactions outstanding during the year ended March 31, 2003, was Rs. 7002.million (2002: Rs. 1,743.million). The average level of reverse repurchase transactions outstanding during the year ended March 31, 2003, was Rs. 4,483.million (2002:.Rs. 1,347.million). As of March 31, 2003, outstanding repurchase and reverse repurchase transactions were Rs. 3,000 million (2002: Rs. 595 million) and Rs. 5,399 million (2002: Rs. 21,399.million) respectively.

F71

notes to the consolidated financial statements
Continued

8.	Investments in affiliates

The acquiree

For the year ended March 31, 2002, the Company accounted for its 46% (2001: 46.4%) interest in the acquiree using the equity method. The carrying value of the investment in the acquiree as of March 31, 2002, was Rs. 8,204 million (2001: Rs. 7,562 million). The Company’s equity in the income of the acquiree for the year ended March 31, 2002 was Rs. 929 million (2001:.Rs..811 million). During the year ended March 31, 2002, the Company received dividends of Rs. 403 million (2001: Rs. 184 million) from the acquiree.

The summarized balance sheets and statements of income of the acquiree are set out below:

	(Rs. in millions)

Balance sheet	As of March 31,

	2001	2002

Cash and cash equivalents	47,306	89,371
Trading assets	18,725	26,075
Securities	35,731	180,052
Loans	93,030	72,474
Other assets	25,746	36,833

Total assets	220,538	404,805

Deposits	164,254	325,221
Trading liabilities	5,958	1,237
Long-term debt	2,421	5,740
Other liabilities	31,598	54,457
Stockholders’ equity	16,307	18,150

Total liabilities and stockholders’ equity	220,538	404,805

	(Rs. in millions)

Statement of income	Year ended March 31,

	2001	2002

Interest income	12,406	20,837
Interest expense	(8,408)	(15,116)

Net interest income	3,998	5,721
Provision for loan losses	(1,082)	(1,722)
Non-interest income	1,754	5,213
Non-interest expense	(3,104)	(6,260)
Income taxes	(258)	(931)
Cumulative effect of accounting change	—	16

Net income	1,308	2,037

Insurance companies

The Company accounts for its 74% ownership interest in ICICI Prudential Life Insurance Limited (‘Prulife’) and ICICI Lombard General Insurance Company Limited (‘Lombard’) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The carrying value of the investment in these companies as of March 31, 2003, was Rs. 2,230.million (2002: Rs. 1,496 million). The Company’s equity in the loss of these affiliates for the year ended March 31, 2003 was Rs. 971 million (2002: Rs. 681 million, 2001:.Rs. 118.million).

F72

notes to the consolidated financial statements
Continued

The summarized balance-sheets and statements of operations of these entities as of and for the year ended March 31, 2002 is set out below:

		(Rs. in millions)

Balance sheet	As of March 31, 2002

	Prulife	Lombard

Cash and cash equivalents	108	186
Securities	1,924	1,088
Other assets	757	296

Total assets	2,789	1,570

Liabilities	1,776	561
Stockholders’ equity	1,013	1,009

Total liabilities and stockholders’ equity	2,789	1,570

		(Rs. in millions)
Statement of income	Year ended March 31, 2002

	Prulife	Lombard

Interest income	124	56
Interest expense	—	—

Net interest income	124	56
Non-interest income	1,291	55
Non-interest expense	(2,238)	(227)
Income tax (expense)/benefit	(11)	30

Net income/(loss)	(834)	(86)

Others

The other affiliates of the Company are Prudential ICICI Asset Management Company Limited (Pru-ICICI), Prudential ICICI Trust Limited (Pru-Trust), TCW/ICICI Investment Partners LLC (TCW) and Semantik Solutions Gmbh, Germany. The carrying value of the investment in such affiliates as of March 31, 2003, was Rs. 385.million (2002:.Rs. 386.million). The Company’s equity in the income of such affiliates for the year ended March 31, 2003, was Rs. 13 million (2002:.Rs. 46 million, 2001:.Rs. 42 million).

10.	Loans

A listing of loans by category is set out below:

		(Rs. in millions)

	Year ended March 31,

	2002	2003

Project and corporate finance (1) (2)	416,386	387,870
Working capital finance (including working capital term loans)	42,225	74,422
Lease financing	49,865	26,927
Consumer loans and credit card receivables	73,013	188,286
Other	10,346	18,959

Gross loans	591,835	696,464
Unearned income	(20,013)	(8,902)
Security deposits	(11,574)	(2,922)

Loans, net of unearned income and security deposits .	560,248	684,640
Allowances for loan losses	(36,647)	(54,219)

Loans, net	523,601	630,421

(1)	Non-readily marketable privately placed debt instruments are classified as loans to reflect the substance of such transactions as substitutes for direct lending (credit substitutes).
(2)	Includes Rs. 62,716 million (2002: Rs. 60,282 million) of credit substitutes classified as loans.

F73

notes to the consolidated financial statements
Continued

Project and corporate finance loans are generally secured by property, plant and equipment and other tangible assets. Generally, the working capital loans are secured by a first lien on current assets, principally comprising inventory and receivables. Additionally, in certain cases the Company may obtain additional security for working capital loans through a first or second lien on property and equipment, pledge of financial assets like marketable securities and corporate/personal guarantees.

Lease financing

Contractual maturities of the Company’s investment in lease financing and its components, which are included in loans are set out below:

(Rs. in millions)

As of March 31, 2003

Gross finance receivables for the year ending March.31,
2004	5,900
2005	4,159
2006	3,531
2007	2,925
2008	2,793
Thereafter	7,619

26,927
Unearned income	(6,213)
Security deposits	(2,852)

Investment in lease financing	17,862

Maturity profile of loans

A maturity profile of gross loans, other than investment in lease financing is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003

Less than one year	143,309	147,707
One to five years	237,025	328,692
Greater than five years	161,636	193,138

Total	541,970	669,537

Interest and fees on loans

A listing of interest and fees on loans (net of unearned income) is set out below:

		(Rs. in millions)

	As of March 31,

	2001	2002	2003

Project and corporate finance	60,900	56,032	45,307
Working capital finance (including working capital term loans)	5,892	6,418	8,241
Lease financing	4,948	4,977	2,484
Consumer loans and credit card receivables	2,088	6,593	15,372
Other	1,444	1,217	3,676

Total	75,272	75,237	75,080

F74

notes to the consolidated financial statements
Continued

Restructured loans

The Company classifies a loan as a restructured loan where it has made concessionary modifications, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. As of March 31, 2003, the Company had committed to lend Rs. 2,822 million (2002: Rs. 18,616 million), to borrowers who are parties to troubled debt restructurings.

Impaired loans, including restructured loans

A listing of restructured loans is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003

Project and corporate finance	84,048	135,421
Working capital finance (including working capital term loans)	5,283	11,084
Other	5,757	886

Restructured loans	95,088	147,391
Allowance for loan losses	(17,722)	(24,732)

Restructured loans, net	77,366	122,659

Restructured loans:
With a valuation allowance	95,088	147,391
Without a valuation allowance	—	—

Restructured loans	95,088	147,391

A listing of other impaired loans is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003

Project and corporate finance	48,093	67,906
Working capital finance (including working capital term loans)	1,699	11,907
Lease financing	731	1,550
Consumer loans and credit card receivables	190	1,752
Other	41	41

Other impaired loans	50,754	83,156
Allowance for loan losses	(17,567)	(27,837)

Other impaired loans, net	33,187	55,319

Other impaired loans:
With a valuation allowance	50,754	83,087
Without a valuation allowance	—	69

Other impaired loans	50,754	83,156

During the year ended March 31, 2003, interest income of Rs. 2,358 million (2002:Rs. 3,257 million, 2001: Rs. 1,989 million) was recognized on impaired loans on a cash basis. Gross impaired loans (including restructured loans) averaged Rs. 188,195 million during the year ended March 31, 2003 (2002: Rs. 115,543 million).

Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to Company’s total credit exposure. The Company’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines within India.

F75

notes to the consolidated financial statements
Continued

11.	Allowance for loan losses

Changes in the allowance for loan losses

Movements in the allowance for loan losses are set out below:

			(Rs. in millions)

		As of March 31,

		2001	2002	2003

	Allowance for loan losses at the beginning of the year	34,085	33,035	36,647
	Effect of reverse acquisition on allowance for loan losses	—	—	1,297
	Effect of de-consolidation of subsidiary on allowance for loan losses	(747)	—	—
	Provisions for loan losses, net of releases of provisions as a
	result of cash collections	9,892	9,743	19,649

		43,230	42,778	57,593
	Loans charged-off	(10,195)	(6,131)	(3,374)

	Allowance for loan losses at the end of the year	33,035	36,647	54,219

12.	Securitization activity

The Company primarily securitizes commercial loans through ‘pass-through’ securitizations. After the securitization, the Company generally continues to maintain customer account relationships and services loans transferred to the securitization trust. Generally, the securitizations are with or without recourse and the Company does not provide any credit enhancement. In a few cases, the Company may enter into derivative transactions such as written put options and interest rate swaps with the transferees. Generally, the Company does not retain any beneficial interests in the assets sold.

During the year ended March 31, 2003, the Company securitized loans and credit substitutes with a carrying value of Rs. 51,780 million (2002: Rs. 40,851 million), which resulted in gains of Rs. 2,070 million (2002: Rs. 1,079 million, 2001: Rs. 434 million). The gains are reported as a component of gain on sale of loans and credit substitutes.

Transfers that do not meet the criteria for a sale under SFAS No. 140, are recorded as secured borrowings with a pledge of collateral. As of March 31, 2003, the Company recorded secured borrowings of Nil (2002: Rs. 5,787 million) that arise on securitization transaction involving trusts that are not considered as qualifying special purpose entities under the guidance provided by SFAS No. 140. Such secured borrowings are reported as a component of other borrowings.

As discussed above, the Company has written put options, which require the Company to purchase, upon request of the holders, securities issued in certain securitization transactions. The put options seek to provide liquidity to holders of such instruments. If exercised, the Company will be obligated to purchase the securities at the predetermined exercise price.

As of March 31, 2003, the Company sold loans and credit substitutes with an aggregate put option exercise price of Rs. 24,404 million (2002: Rs. 13,108 million). Subsequent to their initial issuance, such options are recorded at fair values with changes reported in the statement of operations.

13.	Derivative instruments and hedging activities

The Company manages its exposures to market rate movements by modifying its mix of assets and liabilities, either directly or through the use of derivative financial products including interest rate swaps, cross currency swaps, equity index futures, equity index options and forward exchange contracts.

All such freestanding derivatives, whether held for trading or non-trading purposes, are carried at their fair value as either assets or liabilities and related gains and losses are included in other non-interest income. The Company has not identified any significant derivative features embedded in other contracts that are not clearly and closely related to the host contract and meet the definition of a derivative.

Fair values for derivatives are based on quoted market prices, which take into account current market and contractual prices of the underlying instrument as well as time value underlying the positions.

F76

notes to the consolidated financial statements
Continued

All the designated hedges entered into by the Company qualify as fair value hedges under SFAS No.133. There are no cash flow hedges or hedges of net investments in foreign operations. For fair value hedges, changes in the fair value of the hedged asset or liability due to the risk being hedged are recognized in the statement of operations along with changes in the fair value of the derivative. The Company assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The ineffectiveness, to the extent to which offsetting gains or loss are not achieved, is recorded through the statement of operations.

The table below summarizes certain information relating to the Company’s hedging activities:

		(Rs. in millions)

		As of March 31,

		2002	2003
	Fair value hedges	1,161	1,836
	Hedge ineffectiveness recognized in earnings	77	128

14.	Property and equipment

A listing of property and equipment by asset category is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003

Land	1,336	1,535
Buildings	7,208	11,194
Equipment and furniture	5,304	4,068
Capital work-in-progress	469	1,077
Others	423	8,593

Gross value of property and equipment	14,740	26,467
Accumulated depreciation	(2,163)	(5,252)

Property and equipment, net	12,577	21,215

As of March 31, 2003, land and buildings include certain assets of Rs. 622 million (2002:Rs. 397 million), which have not yet been registered in the Company’s name pending regulatory transfer approvals.

15.	Assets held for sale

As of March 31, 2003, assets held for sale represent certain assets of Rs. 2,306 million (2002:Rs. 2,029 million) acquired through foreclosure of loans.

16.	Goodwill and intangible assets, net

A listing of goodwill and intangible assets by category is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003

Goodwill	2,304	4,841
Accumulated amortization	(54)	(54)

Goodwill, net	2,250	4,787
Customer-related intangibles	—	5,635
Accumulated amortization	—	(590)

Customer related intangibles, net		5,045
Other intangibles	—	76
Accumulated amortization	—	(3)

Other intangibles, net	—	73

Goodwill and intangible assets, net	2,250	9,905

		F77

notes to the consolidated financial statements
Continued

The following table presents the changes in goodwill during the year ended March 31, 2003.

(Rs. in millions)

Balance as of March 31, 2002	2,250
Goodwill relating to acquisitions consummated during the period	1,454
Equity method goodwill reclassified on reverse acquisition of acquiree	1,083

Balance as of March 31, 2003	4,787

No goodwill impairment loss has been recorded during the year ended March 31, 2002 and March 31, 2003. Goodwill as of March 31, 2003 has been allocated to the following segments:

(Rs. in millions)

Segment
Commercial Banking	2,275
ICICI Infotech	1,895
ICICI OneSource	617

Total	4,787

Amortization of intangible assets

The estimated amortization schedule for intangible assets, on a straight line basis, for the next five years is set out below:

	(Rs. in millions)

	Year ended March 31,

	2004	630
	2005	617
	2006	574
	2007	562
	2008	562

	Total	2,945

17.	Other assets

	Other assets consist of the following:
	(Rs. in millions)

	As of March 31,

	2002	2003

Debtors	1,398	4,748
Staff advances	948	2,273
Advance taxes	16,566	28,273
Security deposits	1,004	2,789
Advance for purchases of securities	3,339	15,415
Prepaid expenses	164	522
Derivatives	896	—
Recoverable from Indian Government(1)	1,111	—
Others(2)	1,935	4,926

Total	27,361	58,946

(1)	Recoverable from Indian Government represents foreign exchange fluctuations on specific foreign currency long-term debt, guaranteed by and recoverable from the Indian Government.
(2)	Others include loans held for sale of Rs. 1,387 million (2002: Nil).

F78

notes to the consolidated financial statements
Continued

18.	Deposits

Deposits include demand deposits, which are non-interest-bearing, and savings and time deposits, which are interest bearing. A listing of deposits is set out below:

	(Rs. in millions)

	As of March 31,

	2002	2003
Interest bearing
Savings deposits	—	37,932
Time deposits	7,380	418,119

	7,380	456,051

Non-interest bearing
Demand deposits	—	35,239

Total	7,380	491,290

Contractual maturities of deposits as of March 31, 2003 are set out below:

(Rs. in millions)

Deposits maturing during the year ending March 31,

2004	334,351
2005	37,410
2006	25,055
2007	6,697
2008	6,798
Thereafter	7,808

Total deposits	418,119

As of March 31, 2003, the aggregate of deposits with individual balances greater than Rs. 5 million was Rs. 267,297 million (2002: Rs. 1,922 million).

19.	Short-term borrowings

Short-term borrowings represent non-trading borrowings with an original maturity of one year or less.

20.	Long-term debt and redeemable preferred stock

Long-term debt

Long-term debt represents debt with an original maturity of greater than one year. Maturity distribution is based on contractual maturities or earlier dates at which the debt is callable at the option of the holder. A significant portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to the London Inter-Bank Offer Rate or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

F79

notes to the consolidated financial statements
Continued

A listing of long-term debt as of March 31, 2003, by maturity and interest rate profile is set out below:

		(Rs. in millions)

	Fixed-rate	Floating-rate
	obligations	obligations	Total

Long-term debt maturing during the year ending March 31,
2004	77,994	8,269	86,263
2005	67,022	2,977	69,999
2006	85,660	6,200	91,860
2007	20,190	5,143	25,333
2008	26,136	1,907	28,043
Thereafter	88,020	13,126	101,146

Total	365,022	37,622	402,644
Less: Unamortized debt issue cost			1,832

Total			400,812

All long-term debt is unsecured. Debt aggregating Rs. 35,151 million 2002:Rs. 40,439 million) is guaranteed by the Government of India (GOI).

Long-term debt is denominated in various currencies. As of March 31, 2003, long-term debt comprises Indian rupee debt of Rs. 350,633 million (2002: Rs. 438,529 million) and foreign currency debt of Rs. 50,179 million (2002: Rs. 72,894 million).

Indian Rupee debt

A listing of major category of Indian Rupee debt is set out below:

							(Rs. in millions)
	As of March 31,

	2002				2003

Category		Weighted				Weighted
		average		Average		average		Average
		interest		Residual		interest		Residual
	Amount	rate	Range	maturity	Amount	rate	Range	maturity

Bonds issued to
institutional/individual
investors(1)	413,388	11.9%	8.4-16.5%	3.4 years	309,488	11.71%	7-16.40%	3.26 years
Bonds eligible for statutory
reserve requirements(2)	18,240	11.3%	7.8-12%	6.8 years	14,815	11.87%	11.50-12%	7.22 years
Borrowings from GOI(3)	6,936	10.3%	11-16%	4.9 years	6,137	10.13%	11-13%	4.44 years
Refinance from financial
institutions					20,193	7.35%	6.5-17%	3.64 years

Total	438,564	11.9%		3.5 years	350,633	11.28%		3.46 years

(1)	Includes application money received on bonds outstanding at the end of the year.

(2)	Banks in India are required to mandatorily maintain a specified percentage of certain liabilities as cash or in approved securities. These bonds issued by the Company are approved securities under the rules.

(3)	Includes interest-free borrowing from the GOI aggregating Rs. 296 million (2002: Rs. 255 million). The borrowing was initially recorded at its fair value of Rs. 100 million based on the prevailing interest rate of 16% for borrowings of a similar term and risk. Interest is being imputed for each reporting period using this rate.

F80

notes to the consolidated financial statements
Continued

Foreign currency debt

A listing of major category of foreign currency debt is set out below:

							(Rs. in millions)

	As of March 31,

	2002				2003

Category		Weighted				Weighted
		average		Average		average		Average
		interest		Residual		interest		Residual
	Amount	rate	Range	maturity	Amount	rate	Range	maturity

Borrowings from
international
development
agencies (1) (2) (3)	25,224	3.0%	0-6.8%	13.6 years	25,417	4.14%	0-8.5%	9.50 years
Other borrowings from
international markets	47,670	3.8%	2-9.1%	2.1 years	24,762	3.37%	0-9.15%	2.52 years

Total	72,894	3.5%		6.08 years	50,179	3.69%		6.05 years

(1)	These borrowings have been raised under specific lines of credit from international development agencies. The borrowings have lender-imposed restrictions that limit the use of the funds for specified purposes, which include lending to specified sectors.

(2)	As of March 31, 2003, under these lines of credit, the Company has an unutilized option to borrow Rs. 6,265 million (2002:Rs. 5,349 million) as per an agreed schedule over a period of 5 years at various interest rates.

(3)	Exchange rate fluctuations on certain borrowings are guaranteed by the GOI.

Redeemable preferred stock

The Company issued preferred stock with a face value of Rs. 3,500 million during the year ended March 31, 1998 under the scheme of business combination with ITC Classic Finance Limited. This preferred stock bears a dividend yield of 0.001% and is redeemable at face value after 20 years. The preferred stock was initially recorded at its fair value of Rs. 466 million. Subsequently, interest is being imputed for each reporting period. The imputed interest rate of 10.6% was determined based on the then prevailing interest rate for securities of similar maturity. The carrying amount of this redeemable preferred stock as of March 31, 2003 is Rs. 853 million (2002: Rs. 772 million).

Banks in India are not allowed to issue preferred stock. However, the Company has been currently exempted from the restriction, which prohibits issue of preference shares by banks.

21.	Other liabilities

Interest accrued

Other liabilities as of March 31, 2003, include Rs. 16,276 million (2002: Rs. 21,435 million) of interest accrued but not due on interest bearing liabilities.

Borrowings from Kreditanstalt fur Wiederaufbau

The Company has been borrowings from Kreditanstalt fur Wiederaufbau (KfW), an international development agency, under specific lines of credit. The terms of the borrowings provide for limitations on usage, whereby funds can be used only for specified purposes. The borrowings are guaranteed by the GOI.

With respect to certain borrowings, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowing shall be paid to the GOI instead of the lender. KfW and the GOI have entered into an agreement whereby the interest paid to the GOI is repaid to the Company either in the form of a grant or a loan. While the loan is repayable as per a specified schedule, the grants do not have a repayment schedule. The interest amounts received from the GOI bear limitations on usage and are required to be advanced as loans/contributions for specified purposes. Similarly, with respect to certain other borrowings from KfW, the terms of the borrowing agreement provide that a portion of the interest payable on the borrowings shall be retained by the Company and used to be advanced as loans/contributions for specified purposes.

F81

notes to the consolidated financial statements
Continued

The Company periodically advances loans/contributions for specified purposes out of these funds and reports such utilizations to the GOI/KfW. However, no time schedule has been specified for the usage of the funds. In the event that the funds are not utilized for specified purposes, the GOI/KfW have the right to require repayment of the grant/ retained interest. Additionally, KfW can modify the scope of the specified purposes. The Company retains the income derived from the loans made out of the funds. Similarly, it bears the risks of default on the loans.

The interest repaid by the GOI in the form of grants and the interest retained under the agreement with KfW do not represent contributions as they specify donor-imposed conditions, the breach of which, would enable the donor to demand repayment of the grants/retained interest. Accordingly, the grants/retained interest have been reported as liabilities.

Other liabilities as of March 31, 2003, include grants of Rs. 2,052 million (2002:Rs. 2,689 million) and retained interest of Rs. 496 million (2002: Rs. 439 million).

22.	Common stock

The Company presently has only one class of common stock. In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of common stock in proportion to the common stock held by shareholders.

The Company has issued American Depository Shares (ADS) representing underlying common stock. The common stock represented by the ADS is similar to other common stock, except for voting rights. While every holder of common stock, as reflected in the records of the Company, has one vote in respect of each share held, the ADS holders have no voting rights due to a condition contained in the approval of the offering from the Ministry of Finance of India. Under the depository agreement, the depository of the ADS will vote as directed by the Board of Directors of the Company.

As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002, whereby shareholders of the Company were issued common shares of the acquiree in the ratio of 1:2. The effect of the reverse acquisition on the capital structure (including outstanding stock options) of the Company has been retroactively adjusted in the financial statements. On consummation of the reverse acquisition, adjustments were made to the value of the common stock and the additional paid in capital.

23.	Retained earnings and dividends

Retained earnings at March 31, 2003 computed as per generally accepted accounting principles of India include profits aggregating to Rs. 5,514 million which are not distributable as dividends under the Banking Regulation Act, 1949. These relate to requirements regarding earmarking a part of the profits under banking laws in India. Utilization of these balances is subject to approval of the Board of Directors and needs to be reported to Reserve Bank of India. Statutes governing the operations of the Company mandate that dividends be declared out of distributable profits only after the transfer of at least 25% of net income each year, computed in accordance with current banking regulations, to a statutory reserve. Additionally, the remittance of dividends outside India is governed by Indian statutes on foreign exchange transactions.

Retained earnings as of March 31, 2002, include profits aggregating to Rs. 12,153 million (2001: Rs. 11,875 million), which are not distributable as dividends under Indian company law. These relate to profits on redemption of preferred stock and requirements regarding earmarking a part of profits under banking laws.

Retained earnings as of March 31, 2003, include reserves of Rs. 10,940 million (2002:Rs. 10,866 million) earmarked under Indian tax laws to avail tax benefits and which are not distributable as dividends. Any transfer of balances from such earmarked reserves would result in withdrawal of the tax exemption on the transferred amounts.

F82

notes to the consolidated financial statements
Continued

24.	Earnings per share

A computation of the earnings per share is set out below:

	(Rs. in millions, except earnings per share data)

	Year ended March 31,

	2001		2002		2003

		Fully		Fully		Fully
	Basic	Diluted	Basic	diluted	Basic	diluted

Earnings
Net income before extraordinary items and
cumulative effect of accounting change
(before dilutive impact)	6,630	6,630	282	282	(7,983)	(7,983)
Contingent issuances of subsidiaries/affiliates	—	(25)	—	—	—	—

Net income before cumulative effect of accounting
change (adjusted for full dilution)	6,630	6,605	282	282	(7,983)	(7,983)
Cumulative effect of accounting change, net of tax	—		1,265	1,265	—	—

Net income available to common stockholders
(adjusted for full dilution)	6,630	6,605	1,547	1,547	(7,983)	(7,983)

Common stock
Weighted-average common stock outstanding	393	393	393	393	563	563
Dilutive effect of convertible debt instruments	—	—	—	—	—	—
Dilutive effect of employee stock options	—	—	—	—	—	—

Total	393	393	393	393	563	563

Earnings per share
Net income before extraordinary items and cumulative
effect of accounting change	16.88	16.81	0.72	0.72	(14.18)	(14.18)
Cumulative effect of accounting change	—	—	3.22	3.22	—	—

Net income	16.88	16.81	3.94	3.94	(14.18)	(14.18)

Options to purchase 7,015,800 equity shares and 12,610,975 equity shares granted to employees at a weighted average exercise price of Rs. 81.30.and Rs. 171.10 were outstanding during the year ended March 31, 2002 and 2003, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period. During the year ended March 31, 2003, the Company has reported a net loss and accordingly all outstanding options are anti-dilutive.

25.	Segmental disclosures and related information

Segmental disclosures

SFAS.No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for the reporting of information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Chief Operating Decision Maker (CODM) in deciding how to allocate resources and in assessing performance. As discussed in Note 3, the Company consummated the reverse acquisition with the acquiree effective April 1, 2002. Subsequent to the reverse acquisition, the Company changed the structure of its internal organisation, which changed the composition of its operating segments. The Company’s operations have been classified into the following segments: Commercial Banking segment, Investment Banking segment and Others. Segment data for previous periods have been reclassified on a comparable basis.

The Commercial Banking segment provides medium-term and long-term project and infrastructure financing, securitization, factoring, lease financing, working capital finance and foreign exchange services to clients. Further, it provides deposit and loan products to retail customers. The Investment Banking segment deals in the debt, equity and money markets and provides corporate advisory products such as mergers and acquisition advice, loan syndication advice and issue management services.

F83

notes to the consolidated financial statements
Continued

Others consist of various operating segments that do not meet the requirements to be reported as on individual reportable segment as defined in SFAS No. 131.

The CODM evaluates the Company’s performance and allocates resources based on performance indicators (components of profit and loss) of each of the segments. Further, the CODM specifically reviews assets of the personal financial services division, which is a part of commercial banking segment.

The profit and loss of reportable segments is set out below:

					(Rs. in millions)

	Commercial Banking			Investment Banking

	Year ended March 31,			Year ended March 31,

	2001	2002	2003	2001	2002	2003
Income from external customers
Interest income	85,169	91,445	76,498	7,328	8,239	21,595
Non - interest income	8,401	9,747	4,771	1,824	1,826	6,792
Income from other operating segments
Interest income	1,413	3,796	8,533	8,823	11,007	189
Non - interest income	658	1,040	384	236	219	251

Total income	95,641	106,028	90,186	18,211	21,291	28,827
Interest expense	72,111	81,867	69,462	14,327	17,454	23,916
Depreciation	948	1,244	2,008	67	89	231
Provision for loan losses	10,962	11,458	19,645	13	8	4
Other expenses	6,731	10,321	10,343	1,240	1,781	2,921

Income/(loss) before taxes	4,889	1,138	(11,272)	2,564	1,959	1,755
Income tax (expense)/benefit	(347)	(728)	3,420	24	(659)	(529)
Cumulative effect of accounting changes, net of tax	—	1,281	—	—	—	—

Net income/(loss)	4,542	1,691	(7,852)	2,588	1,300	1,226

A listing of certain assets of reportable segments is set out below:

								(Rs. in millions)

	Commercial		Investment				Eliminations
	Banking		Banking		Others		of the acquiree		Total

As of March 31,	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Property and
equipment	13,157	16,048	2,152	2,754	2,099	2,413	(4,831)	—	12,577	21,215
Investment in
equity affiliates	15	—	—	252	1,867	2,363	—	—	1,882	2,615

Inter segment transactions are generally based on transfer pricing measures as determined by management. Income, expenses, assets and liabilities are either specifically identifiable with individual segments or have been allocated to segments on a systematic basis. Corporate overheads and assets have also been allocated to segments on a systematic basis.

F84

notes to the consolidated financial statements
Continued

A reconciliation between the segment income and consolidated totals of the Company is set out below:

								(Rs. in millions)

	Total			Income/(loss) before taxes			Net income/
	income			and accounting changes			(loss)

	Year ended March 31,			Year ended March 31,			Year ended March 31,

	2001	2002	2003	2001	2002	2003	2001	2002	2003
Commercial banking	95,641	106,028	90,186	4,889	1,138	(11,272)	4,542	1,691	(7,852)
Investment banking	18,211	21,291	28,827	2,564	1,959	1,755	2,588	1,300	1,226
Others	1,659	2,789	2,874	116	(549)	(1,527)	(7)	(343)	(1,357)
Eliminations of the
acquiree	(15,219)	(29,308)	—	(750)	(2,015)	—	(493)	(1,101)
Other reconciling
adjustments	(10,945)	(13,785)	(10,531)	—	—	—	—	—

Consolidated total	89,347	87,015	111,681	6,819	533	(11,044)	6,630	1,547	(7,983)

A reconciliation between the segments and consolidated total assets of the Company is set out below:
								(Rs. in millions)

								As of March 31,

								2002	2003
Commercial Banking(1)								858,039	767,343
Investment Banking								268,726	398,574
Others								7,418	9,850

Total segment assets								1,134,183	1,175,767
Unallocable assets								15,397	16,826
Eliminations								(406,218)	(12,330)

Consolidated total assets								743,362	1,180,263

(1)	Commercial banking includes retail assets of Personal financial services division of Rs. 172,208 million (March 2002: Rs. 75,072 million), which are reviewed separately by the CODM.

Geographic distribution

The business operations of the Company are largely concentrated in India. Activities outside India are restricted to resource mobilization in the international markets and operations of certain software development and services subsidiaries in the United States.

Major customers

The Company provides banking and financial services to a wide base of customers. There is no major customer, which contributes more than 10% of total income.

26.	Employee benefits

Gratuity

In accordance with Indian regulations, the Company provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Company. The gratuity benefit provided by the Company to its employees is equal to or greater than the statutory minimum.

In respect of the parent company, the gratuity benefit is provided to the employee either through a fund administered by a Board of Trustees and managed by Life Insurance Corporation of India (LIC) or through a fund administered and

F85

notes to the consolidated financial statements
Continued

managed by a Board of Trustees. The Company is responsible for settling the gratuity obligation through contributions to the fund. The plan is fully funded.

In respect of the remaining entities within the group, the gratuity benefit is provided through annual contributions to a fund administered and managed by the LIC. Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company.

The following table sets forth the funded status of the plans and the amounts recognized in the financial statements:

	(Rs. in millions)

	As of March 31,

	2002	2003
Change in benefit obligations
Projected benefit obligations at beginning of the year	207	263
Divestitures
Obligations assumed on acquisition	—	393
Service cost	29	69
Interest cost	25	64
Expected benefits payments	(14)	(18)
Unrecognized prior service cost	—	59
Actuarial (gain)/loss on obligations	17	63

Projected benefit obligations at the end of the year	264	893

Change in plan assets
Fair value of plan assets at beginning of the year	213	248
Fair value of plan assets acquired on acquisition	—	402
Expected return on plan assets	26	70
Employer contributions	29	163
Actual benefits paid	(16)	(32)
Actuarial (gain)/loss	(5)	22

Plan assets at the end of the year	247	873

Funded status	(17)	(20)
Unrecognized actuarial loss	86	136
Unrecognized transitional obligation	(19)	(17)
Unrecognized prior service cost	9	—

Net prepaid gratuity cost	59	99

The components of the net gratuity cost are set out below:

		(Rs. in millions)

	Year ended March 31,

	2001	2002	2003
Service cost	12	29	69
Interest cost	16	25	64
Expected return on assets	(16)	(29)	(70)
Amortization of transition asset/liability	(1)	(1)	1
Amortization of prior service cost	1	1	1
Actuarial (gain)/loss	—	2	2

Net gratuity cost	12	27	67

F86

notes to the consolidated financial statements
Continued

The actuarial assumptions used in accounting for the gratuity plan are given below:

	As of March 31,

	2002	2003
Discount rate	10%	8%
Rate of increase in the compensation levels	9%	7%
Rate of return on plan assets	9.5%	7.5%

As of March 31, 2003, of the total plan assets, Rs. 46 million (2002: Rs. 3 million) has been invested in debt securities of the Company.

Pension

The Company provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Company. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan is the continuation of the acquiree’s plan and hence there are no comparatives for the current year.

The pension plan is funded through periodic contributions to a fund set-up by the Company and administrated by a Board of Trustees. Such contributions are actuarially determined.

The following table sets forth the funded status of the plan and the amounts recognized in the financial statements.

(Rs. in millions)

As of March 31, 2003

Change in benefit obligations
Projected benefit obligations at beginning of the year	913
Service cost	22
Interest cost	89
Expected benefits payments	(42)
Actuarial (gain)/loss on obligations	(129)

Projected benefit obligations at the end of the year.	853

Change in plan assets
Fair value of plan assets at beginning of the year	914
Expected return on plan assets	86
Employer contributions	16
(Gain)/loss on plan assets	166
Benefits paid	(26)

Plan assets at the end of the year	1,156

Net prepaid benefit	303

The components of the net pension cost are set out below:

(Rs. in millions)

Year ended March 31, 2003

Service cost	22
Interest cost	89
Expected return on assets	(86)
Actuarial (gain)/loss	—

Net pension cost	25

F87

notes to the consolidated financial statements
Continued

The assumptions used in accounting for the pension plan are given below:

(Rs. in millions)

As of March 31, 2003

Discount rate	8%
Rate of increase in the compensation levels	7%
Rate of return on plan assets	7.5%

Superannuation

The permanent employees of the Company are entitled to receive retirement benefits under the superannuation scheme operated by the Company. Superannuation is a defined contribution plan under which the Company contributes annually a sum equivalent to 15% of the employee’s eligible annual salary to LIC, the manager of the fund, which undertakes to pay the lump sum and annuity payments pursuant to the scheme. The Company contributed Rs. 51 million, Rs. 50 million and Rs. 97 million to the employees superannuation plan for the years ended March 31, 2001, 2002 and 2003 respectively.

Provident fund

In accordance with Indian regulations, employees of the Company (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund, a defined contribution plan, in which, both the employee and the Company contribute monthly at a determined rate. These contributions are made to a fund set up by the Company and administered by a Board of Trustees. Further, in the event the return on the fund is lower than 11% (current guaranteed rate of return to the employees), such difference is contributed by the Company and charged to income. The contribution to the employees provident fund amounted to Rs. 55 million, Rs. 89 million and Rs. 106 million in years ended March 31, 2001, 2002 and 2003 respectively.

27.	Employee Stock Option Plan

In August 1999, the Company approved an Employee Stock Option Plan (ICICI Plan). Under the ICICI Plan, the Company is authorized to issue up to 39.27 million equity shares to eligible employees. Eligible employees are granted an option to purchase shares subject to vesting. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

Compensation expense under the ICICI Plan for the year ended March 31, 2003 is Rs. 7 million (2002: Rs. 26 million, 2001: Rs. 37 million).

As a result of the reverse acquisition, all outstanding options of the Company were exchanged for options of the acquiree in the ratio of 1:2 with an adjustment to the exercise price in the same ratio. This transaction is similar to an equity restructuring. In accordance with FIN 44, Accounting for Certain Transactions involving Stock Compensation, the above transaction had no accounting consequence.

Under the terms of the reverse acquisition, the Company assumed the employee options outstanding under the acquiree’s option plan. As the intrinsic value of all the assumed options was negative on the date of consummation, no amount has been allocated to deferred compensation under FIN 44.

Stock option activity

Stock option activity under the above stock option plans is set out below:

				(Rs. in millions)

	Year ended March 31, 2001
	ICICI Bank Limited

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of the
year	1,161,875	171.0	171.0	112
Granted during the year	1,461,250	266.8	266.8	108
Forfeited during the year	(60,200)	171.0	171.0	—
Exercised during the year	(16,250)	171.0	171.0	—

Outstanding at the end of the year	2,546,675	171.0-266.8	226.0	109

Exercisable at the end of the year	231,175	171.0	171.0	—

F88

notes to the consolidated financial statements
Continued

				(Rs. in millions)

	Year ended March 31, 2002
	ICICI Bank Limited

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	2,546,675	171.0-266.8	226.0	109
Granted during the year	4,887,500	105.0-164.0	134.4	116
Forfeited during the year	(417,675)	164.0-266.8	218.4	—
Exercised during the year	(700)	171.0	171.0	—

Outstanding at the end of the
year	7,015,800	105.0-266.8	162.6	114

Exercisable at the end of the
year	74,300	171.0-266.8	205.6	—

				(Rs. in millions)

	Year ended March 31, 2003
	ICICI Bank Limited

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	7,015,800	105.0-266.8	162.6	114
Acquisitions	6,327,825	120.4-171.9	146.0	110
Forfeited during the year	(730,350)	120.4-266.8	154.6
Exercised during the year	(3,000)	105.0	105.0

Outstanding at the end of the
year	12,610,275	105.0-266.8	154.7	98

Exercisable at the end of the
year	5,222,317	52.5-266.8	169.9	—

ICICI Infotech

In April 2000, ICICI Infotech approved an Employee Stock Option Plan (Infotech Plan). Under the Infotech Plan, ICICI Infotech is authorized to issue up to 12 million equity shares to its employees and employees of the parent company. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 3 years with 20%, 30% and 50% of the options vesting at the end of each year. The options can be exercised within 10 years from the date of the grant.

During the years ended March 31, 2001, 2002 and 2003, the Company has not recorded any compensation cost as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI Infotech are not quoted on exchanges, the fair value represents management’s best estimates considering all available factors.

Stock option activity under the above stock option plan is set out below:

				(Rs. in millions)

	Year ended March 31, 2001
	ICICI Infotech

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	—	—	—	—
Granted during the year	2,344,800	37.5	37.5	108
Forfeited during the year	(103,400)	37.5	—	—
Exercised during the year	—	—	—	—

Outstanding at the end of the
year	2,241,400	37.5	37.5	108

Exercisable at the end of the
year	—	—	—	—

				F89

notes to the consolidated financial statements
Continued

				(Rs. in millions)

	Year ended March 31, 2002
	ICICI Infotech

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	2,241,400	37.5	37.5	108
Granted during the year	1,974,800	68.0	68.0	99
Forfeited during the year	(342,960)	37.5-68.0	42.0	—
Exercised during the year	(10,220)	37.5	37.5	—

Outstanding at the end of the
year	3,863,020	37.5-68.0	52.7	104

Exercisable at the end of the
year	369,448	37.5	37.5	—

				(Rs. in millions)

	Year ended March 31, 2003
	ICICI Infotech

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	3,863,020	37.5-68.0	52.7	104
Granted during the year	783,500	68.0-100.0	97.1	108
Forfeited during the year	(435,360)	37.5-100.0	59.1	—
Exercised during the year	(10,200)	37.5-68.0	55.7	—

Outstanding at the end of the
year	4,200,960	37.5-100.0	60.3	75

Exercisable at the end of the
year	1,235,070	37.5-100.0	46.2	87

ICICI Venture

In July 2000, ICICI Venture, a consolidated subsidiary, approved an Employee Stock Option Plan (Venture Plan). As of March 31, 2001, 78,900 options with an exercise price of Rs. 835 per share were outstanding. The Company did not record compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. During the year ended March 31, 2002, the Venture Plan was discontinued and all the options outstanding were voluntarily forfeited by the employees. The Company does not intend to replace such cancelled options.

ICICI OneSource Limited

In September 2002, ICICI OneSource, a consolidated subsidiary, approved an Employee Stock Options Plan (OneSource plan). Under the OneSource Plan, ICICI OneSource is authorized to issue equity shares up to 10% of the share capital to the employees. Eligible employees are granted an option to purchase shares subject to vesting conditions. The options vest in a graded manner over 4 years with 25% at the end of the first year and 12.5% of the options vesting at the end of each subsequent six month period. The options can be exercised within 10 years from the date of the grant. Stock option activity under the above stock option plan is set out below:

				(Rs. in millions)

	Year ended March 31, 2003
	ICICI OneSource Limited

	Option shares	Range of exercise	Weighted average	Weighted average
	outstanding	prices and grant	exercise price and	remaining contractual
		date fair values	grant date fair values	life (months)

Outstanding at the beginning of
the year	—	—	—	—
Granted during the year	4,250,000	11.3	11.3	113
Forfeited during the year	(395,000)	11.3	11.3	—
Exercised during the year	—	—	—	—

Outstanding at the end of the
year	3,855,000	11.3	11.3	113

Exercisable at the end of the
year	—	—	—	—

F90

notes to the consolidated financial statements
Continued

The Company has not recorded any compensation cost, as the exercise price was equal to the fair value of the underlying equity shares on the grant date. As shares of ICICI OneSource Limited are not quoted on exchanges, the fair value represents management’s best estimates considering all available factors.

28.	Income taxes

Components of deferred tax balances

The tax effects of temporary differences are reflected through a deferred tax.asset/liability, which is included in the balance sheet of the Company.

The components of the deferred tax balances are set out below:

		(Rs. in millions)

	As of March 31,

	2002	2003
Deferred tax assets
Allowance for loan losses	12,263	16,228
Available for sale securities	2,141	1,044
Investments in trading securities	176	62
Unearned income	1,264	693
Capital loss carry forward	31	23
Business loss carry forward	175	219
Deposits	—	94
Other	676	574

	16,726	18,937
Valuation allowance	(226)	(524)

Total deferred tax asset	16,500	18,413

Deferred tax liabilities
Property and equipment	(9,416)	(9,216)
Undistributed earnings of subsidiary and affiliates	(875)	(294)
Intangibles	—	(1,857)
Investment in trading securities	—	(39)
Long term debt	—	(666)
Available for sale securities	—	(20)
Others	(58)	(358)

Total deferred tax liability	(10,349)	(12,450)

Net deferred tax asset	6,151	5,963

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Company will realize the benefits of those deductible differences. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Company would require taxable income of Rs. 21,266 million in the future periods to be able to fully realize the benefit of net deferred asset recognized in these consolidated financial statements.

F91

notes to the consolidated financial statements
Continued

The Company had a valuation allowance of Rs. 97 million as at April 1, 2001. The net change in the total valuation allowance for the years ended March 31, 2002 and March 31, 2003 was an increase of Rs. 129 and Rs. 298 million respectively. The majority of the valuation allowance as of March 31, 2002 related to business loss carried forward and capital loss carried forward. As at March 31, 2003, included in the above, the Company has recorded a valuation allowance of Rs. 280 million pertaining to an excess of the amount for financial reporting over the tax basis carried forward pertaining to investment in equity affiliates.

As at March 31, 2003, the Company has business loss carry forward of Rs. 505 million, with expiration dates as follows: March 31, 2009 – Rs. 108 million, March 31, 2010 – Rs. 43 million. Further, business loss carry forward pertaining to the Company’s US subsidiary was Rs. 321 million which expires in 2022 and Australian subsidiary was Rs. 33 million which has no expiration date. The Company’s capital loss carried forward of Rs. 110 million expires in March 31, 2006.

Reconciliation of tax rates

The Indian statutory tax rate is 35% plus a surcharge. During each of the years presented, legislation was enacted in the first few months of the fiscal year that changed the amount of the surcharge for that fiscal year and future years. The surcharge was changed to 13%, 2% and 5% during the years ended March 31, 2001, 2002 and 2003, respectively, and resulted in a total statutory tax rate of 39.55%, 35.70% and 36.75% for the years ended March 31, 2001, 2002 and 2003, respectively.

The following is the reconciliation of expected income taxes at statutory income tax rate to income tax expense/ benefit as reported:

			(Rs. in millions)

	Year ended March 31,

	2001	2002	2003
Income/(loss) before income taxes	6,819	533	(11,044)
Statutory tax rate	39.55%	35.70%	36.75%
Income tax expense/(benefit) at the statutory tax rate	2,697	190	(4,059)
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(542)	(333)	(38)
Exempt interest and dividend income	(525)	(800)	(558)
Income charged at rates other than statutory tax rate	(927)	280	916
Changes in the statutory tax rate	(192)	360	(109)
Expenses disallowed for tax purposes	179	109	486
Tax on undistributed earnings of subsidiary	227	234	62
Change in valuation allowance	97	129	298
Tax adjustments in respect of prior year tax assessments	—	175	(31)
Tax adjustment on account of change in tax status of subsidiary	—	—	(97)
Other	(825)	(93)	69

Income tax expense/(benefit) reported	189	251	(3,061)

F92

notes to the consolidated financial statements
Continued

Components of income tax expense from continuing operations

The components of income tax expense/(benefit) from continuing operations are set out below:

		(Rs. in millions)

	Year ended March 31,

	2001	2002	2003
Current	4,458	3,474	1,287
Deferred	(4,269)	(3,223)	(4,348)

Income tax expense/(benefit) reported	189	251	(3,061)

Only an insignificant amount of the Company’s income/(loss) before income taxes and income tax expense/(benefit) was from outside India.

Allocation of income taxes

The total income tax expense/(benefit) was recorded as follows:

		(Rs. in millions)

	Year ended March 31,

	2001	2002	2003
Income/(loss) from continuing operations	189	251	(3,061)
Unrealized gain/(loss) on securities available for sale	(481)	890	1,461
Additional paid in capital	605	—	599

Income tax expense/(benefit) reported	313	1,141	(1,001)

29.	Commitments and contingencies

Loan commitments

The Company has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated Rs. 48,759 million as of March 31, 2003 (2002: Rs. 68,217 million). The interest rate on these commitments is dependent on the lending rates on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Guarantees

As a part of its project financing and commercial banking activities, the Company has issued guarantees to enhance the credit standing of its customers. These generally represent irrevocable assurances that the Company will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years.

The credit risk associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments.

The current carrying amount of the liability for the Company’s obligations under the guarantee amounted to Rs. 346 million (2002: Nil).

F93

notes to the consolidated financial statements
Continued

Details of guarantees outstanding are set out below:
					(Rs. in millions)

Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1-3 years	3-5 years	Over 5 years	Total
Financial guarantees	5,755	4,598	118	17,753	28,224
Performance guarantees	3,260	2,111	786	10,462	16,619

Total	9,015	6,709	904	28,215	44,843

Capital commitments

The Company is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature which have been committed. As of the balance sheet date, work had not been completed to this extent. Estimated amounts of contracts remaining to be executed on capital account aggregated Rs. 264 million as of March 31, 2003 (2002: Rs. 756 million).

Tax contingencies

Various tax-related legal proceedings are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not estimate any incremental liability in respect of these proceedings.

Litigation

Various litigation and claims against the Company and its subsidiaries are in process and pending. Based upon a review of open matters with legal counsel, management believes that the outcome of such matters will not have a material effect upon the Company’s consolidated financial position, results of operations or cashflows.

Operating lease commitments

The Company has commitments under long-term operating leases principally for premises and automated teller machines. The following is a summary of future minimum lease rental commitments as of March 31, 2003, for non-cancelable leases:

(Rs. in millions)

Lease rental commitments for the year ending March 31,
2004	237
2005	231
2006	223
2007	208
2008	174
Thereafter	320

Total minimum lease commitments	1,393

30.	Related party transactions

The Company has transactions with its affiliates and directors/employees. The following represent the significant transactions between the Company and such related parties:

Insurance services

During the year ended March 31, 2003 the Company paid insurance premium to Lombard amounting to Rs. 224 million (2002: Rs. 26 million, 2001: Nil).

Lease of premises and facilities

During the year ended March 31, 2003, the Company received for lease of premises, facilities and other administrative costs from Prulife, Rs. 84 million (2002: Rs. 54 million. 2001: Rs. 22 million), from Pru-ICICI, Rs. 6 million (2002: Rs. 5 million, 2001: Rs. 3 million) and from Lombard, Rs. 82 million (2002: Rs. 50 million, 2001: Nil).

F94

notes to the consolidated financial statements
Continued

During the year ended March 31, 2002, the Company received rentals for lease of premises, facilities and other equipment from the acquiree, Rs. 256 million (2001:Rs.193 million). Similarly, during the year ended March 31, 2002, the Company paid rentals to the acquiree for lease of premises, Rs. 11 million (2001: Nil).

Secondment of employees

During the year ended March 31, 2003, the Company received from Prulife for seconded employees, Rs. 3 million (2002: Nil, 2001: Nil) and from Lombard, Rs. 10 million (2002:Rs. 5 million, 2001: Nil).

During the year ended March 31, 2002, the Company received from the acquiree for seconded employees, Rs.55 million (2001: Rs. 4 million) during the year ended March 31, 2002, Similarly, the Company paid to the acquiree for employees seconded to the Company, Rs. 8 million (2001: Rs. 5 million).

Asset management services

During the year ended March 31, 2003, the Company provided asset management services to TCW and earned fees of Rs. 24 million (2002: Rs. 21 million, 2001: Rs. 31 million).

Deposits and borrowings

During the year ended March 31, 2003, the Company paid interest on bonds/deposits/call borrowings to its affiliated companies, Rs. 12 million (2002: Rs. 268 million, 2001:Rs.202 million).

Banking services

The Company utilized banking services of the acquiree. During the year ended March 31, 2002, non-interest expense of the Company relating to such services, amounted to Rs. 32 million (2001: Rs. 72 million).

Derivative transactions

During the year ended March 31, 2002, the Company entered into interest rate swap contracts and cross currency swap contracts with the acquiree aggregating Rs. 10,310 million and Nil (2001: Rs. 3,350 million and Rs. 1,331 million) respectively. Contracts aggregating Rs. 8,760 million and Rs. 2,272 million (2001: Rs. 2,900 million and Rs. 4,352 million) were outstanding as of March 31, 2002, for interest rate swaps and currency swaps respectively. Net interest income in respect of these swaps amounted to Rs. 275 million (2001:Rs. 189 million) during the year ended March 31, 2002.

Similarly, the Company entered into forward foreign exchange contracts with the acquiree aggregating Rs. 22,466 million (2001: Rs. 47,863 million) during the year ended March 31,.2002. Contracts aggregating Rs. 251 million (2001: Rs. 2,262 million) were outstanding as of March 31, 2002.

Reverse repurchase transactions

During the year ended March 31,.2002, the Company has entered into reverse repurchase transactions with the acquiree amounting to Rs. 52,792 million (2001: Nil). As of March 31,.2002, the Company had reverse repurchase transactions outstanding with the acquiree of Rs. 21,399 million (2001: Nil).

Software development services

During the year ended March 31, 2002, the Company provided software development services to Tricolor and Pru-ICICI and earned fees of Rs. 19 million (2001: Rs. 8 million).

During the year ended March 31, 2002, the Company developed software and provided software and hardware support services to the acquiree, and earned fees of Rs. 124 million (2001:Rs. 73 million).

Back-office support services

During the year ended March 31, 2002, the Company set up a common technology infrastructure platform and the acquiree was charged towards communication expenses, backbone infrastructure expenses and data centre costs, Rs. 182 million (2001: Rs. 94 million).

F95

notes to the consolidated financial statements
Continued

During the year ended March 31, 2002, the Company provided telephone banking call-centre services and transaction processing services for the credit card operations of the acquiree, and earned fees of Rs. 149 million (2001: Rs. 99 million).

Transfer of financial assets

During the year ended March 31, 2002, the Company transferred loans in pass-through securitization transactions, where the beneficial interests were purchased by the acquiree, of Rs. 11,152 million (2001:Rs. 438 million). Gains of Rs. 98 million (2001: Rs. 50 million) was recorded on the sale. Subsequently, due to a change in the status of the qualifying special purpose entity used in the transactions, the Company regained control of the assets sold. As at March 31, 2002, obligations of Rs. 3,526 million (2001: Nil) relating to such repurchases are reflected as a component of the other borrowings.

Share transfer activities

During the year ended March 31, 2002, the Company provided share transfer services and dematerialization services to the acquiree and earned fees of Rs. 3 million (2001:Rs. 8 million).

Other transactions

During the year ended March 31, 2002, the Company undertook a corporate brand advertising campaign, out of which an amount of Rs. 29 million (2001: Rs. 15 million) has been recovered from the acquiree.

Employee loans

The Company has advanced housing, vehicle and general purpose loans to employees, bearing interest ranging from 2.5% to 6%. The tenure of these loans range from 5 years to 25 years. The loans are generally secured by the assets acquired by the employees. Employee loan balances outstanding as of March 31, 2003, of Rs. 2,273 million (2002: Rs. 949 million) are included in other assets.

Related party balances

The following balances payable to/receivable from related parties are included in the balance sheet:

		(Rs. in millions)

	As of March 31,

	2002	2003
Cash and cash equivalents	4,360	—
Loans	209	22
Other assets	1,269	2,549
Deposits	—	440
Other liabilities	24	3

31.	Estimated fair value of financial instruments

The Company’s financial instruments include financial assets and liabilities recorded on the balance sheet, as well as off-balance sheet instruments such as foreign exchange and derivative contracts.

Fair value estimates are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. Where available, quoted market prices are used. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and, in many cases, could not be realized in an immediate sale of the instruments.

F96

notes to the consolidated financial statements
Continued

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Disclosure of fair values is not required for certain items such as investment accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, prepaid expenses, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio, and other intangible assets. Accordingly, the aggregate fair value amount presented do not purport to represent, and should not be considered representative of, the underlying market or franchise value of the Company. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Company’s fair values should not be compared to those of other financial institutions.

The following describes the methods and assumptions used by the Company in estimating the fair values of financial instruments:

Cash and cash equivalents

The carrying amounts reported in the balance sheet approximate fair values because maturities are less than three months.

Trading assets and liabilities

Trading account assets and liabilities are carried at fair value in the balance sheet. Values for trading securities are generally based on quoted, or other independent, market prices. Values for interest rate and foreign exchange products are based on quoted, or other independent, market prices, or are estimated using pricing models or discounted cash flows.

Securities

Fair values are based primarily on quoted, or other independent, market prices. For certain debt and equity investments that do not trade on established exchanges, and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

Loans

The fair values of certain commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying value of certain other loans approximates fair value due to the short-term and/or repricing characteristics of these loans. For impaired loans, the impairment is considered while arriving at the fair value.

Deposits

The carrying amount of deposits with no stated maturity is considered to be equal to their fair value. Fair value of fixed-rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value for variable-rate time deposits approximates their carrying value. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles).

Long-term debt, short-term borrowings and redeemable preferred stock

The fair value of the Company’s debt, including short-term borrowings, is estimated based on quoted market prices for the issues for which there is a market, or by discounting cash flows based on current rate available to the Company for similar types of borrowing arrangements.

F97

A listing of the fair values by category of financial assets and financial liabilities is set out below:

			(Rs. in millions)

	As of March 31, 2002		As of March 31, 2003

	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value

Financial assets
Trading account assets	42,376	42,376	39,634	39,634
Securities (Note 1)	60,046	60,046	280,621	280,621
Loans (Note 2)	523,601	527,167	630,421	641,048
Other financial assets (Note 3)	46,259	46,259	115,705	115,705

Total	672,282	675,848	1,066,381	1,077,008

Financial liabilities
Interest-bearing deposits	7,380	7,609	456,051	454,251
Non-interest-bearing deposits	—	—	35,239	35,239
Trading account liabilities	17,105	17,105	26,086	26,086
Short-term borrowings	70,804	70,954	42,095	42,017
Long-term debt	511,458	540,649	400,812	426,928
Redeemable preferred stock	772	980	853	1,035
Other financial liabilities (Note 4)	4,783	4,783	43,252	43,252

Total	612,302	642,080	1,004,388	1,028,808

Note 1:	Includes non-readily marketable equity securities of Rs. 9,418 million (2002: Rs. 8,268 million) for which there are no readily determinable fair values.

Note 2:	The carrying value of loans is net of the allowance for loan losses, security deposits and unearned income.

Note 3:	Includes cash and cash equivalents and customers acceptance liability for which the carrying value is a reasonable estimate of fair value.

Note 4:	Represents acceptances outstanding, for which the carrying value is a reasonable estimate of fair value.

32.	Regulatory matters

Subsequent to the reverse acquisition of the acquiree, the Company is a banking company within the meaning of the Indian Banking Regulation Act, 1949, registered with and subject to examination by the Reserve Bank of India.

Statutory liquidity requirements

In accordance with the Banking Regulation Act, 1949, the Company is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2003 was Rs. 230,644 million (2002: Nil).

Capital adequacy requirements

The Company is subject to the capital adequacy requirements set by the Reserve Bank of India, which stipulate a minimum ratio of capital to risk adjusted assets and off-balance sheet items of 9% to be maintained. The capital adequacy ratio of the Company calculated in accordance with the Reserve Bank of India guidelines at March 31, 2003, was 11.10%.

For and on behalf of the Board
K.V. KAMATH	KALPANA MORPARIA
Managing Director & Chief Executive Officer	Executive Director

JYOTIN MEHTA	N. S. KANNAN
General Manager & Company Secretary	Chief Financial Officer & Treasurer

G. VENKATAKRISHNAN	BALAJI SWAMINATHAN
General Manager	Senior General Manager
Corporate Accounts & Taxation

F98

REGISTERED OFFICE

Landmark
Race Course Circle, Vadodara 390 007

CORPORATE OFFICE

ICICI Bank Towers
Bandra-Kurla Complex, Mumbai 400 051

STATUTORY AUDITORS

     N. M. Raiji & Co.
Chartered Accountants
Universal Insurance Building,
Pherozeshah Mehta Road, Mumbai 400 001

     S. R. Batliboi & Co.
Chartered Accountants
Express Towers, 6th Floor,
Nariman Point, Mumbai 400 021

REGISTRAR AND TRANSFER AGENTS

     ICICI Infotech Limited
Maratha Mandir Annexe
Dr. Anand Rao Nair Road,
Mumbai Central, Mumbai 400 008

ICICI Bank

Annual Report and Accounts 2002-2003 – Subsidiary Companies

Contents

Tenth Annual Report of ICICI Securities Limited	2

(a) Consolidated Financial Statements of ICICI Securities Limited and
its Subsidiaries	17

(b) Eighth Annual Report of ICICI Brokerage Services Limited	25

(c) Third Annual Report of ICICI Securities Holdings, Inc.	32

(d) Third Annual Report of ICICI Securities, Inc.	37

Fifteenth Annual Report of ICICI Venture Funds Management Company Limited	41

Seventh Annual Report of ICICI International Limited	51

Third Annual Report of ICICI Prudential Life Insurance Company Limited	55

Third Annual Report of ICICI Lombard General Insurance Company Limited	73

Fourth Annual Report of ICICI Home Finance Company Limited	88

Third Annual Report of ICICI Investment Management Company Limited	98

Fourth Annual Report of ICICI Trusteeship Services Limited	103

ICICI SECURITIES LIMITED

10TH ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office
K.V. Kamath, Chairman	N.M. Raiji & Co.	41/44, Minoo Desai Marg
Lalita D. Gupte	Chartered Accountants	Colaba, Mumbai 400 005
Kalpana Morparia
S. Mukherji
Nachiket Mor
Ramni Nirula, Managing Director & CEO

directors’ report
to the members

Your Directors have pleasure in presenting the Tenth Annual Report of ICICI Securities Limited (the Company), with the audited Statement of Accounts for the year ended March 31, 2003.

CHANGE OF NAME
Pursuant to the resolution passed by the members at the Extraordinary General Meeting held on March 21, 2003, the Registrar of Companies accorded approval for the change in name of the Company from “ICICI Securities and Finance Company Limited” to “ICICI Securities Limited” effective April 7, 2003.

FINANCIAL RESULTS		(Rupees million)
	2002-2003	2001-2002
Gross Income	3053.19	3788.05
Profit before Interest, Depreciation & Tax	2380.05	3161.54
Depreciation	15.31	13.44
Interest	871.15	1271.93
Profit before Tax	1493.59	1876.17
Provision for Tax	464.15	597.26
Profit after Tax	1029.44	1278.91

The profit after tax for the year ended March 31, 2003 was Rs. 1029.44 million. After taking into account the balance of Rs. 140.92 million brought forward from the previous year, the profit available for appropriation is Rs. 1170.36 million of which Rs. 102.94 million and Rs. 205.89 million have been transferred to General Reserve and Special Reserve respectively.

BUSINESS ENVIRONMENT

In 2002-2003, domestic economy proved to be resilient in the face of sluggish global economy and a poor monsoon. While the fall in agricultural output has resulted in 2002-2003 growth declining to 4.4% as per the Central Statistical Organisation’s estimates, the figure masks strong performance by industry (5.8% growth) and the continued good performance by services (7.0% growth). During the year under review, inflation rose, propelled by increase in prices of oil and manufactured goods.

Interest rates exhibited volatility during the year, as markets coped with conflicting fortunes of domestic and global economies. Although markets suffered losses earlier due to the Indo-Pak tensions and doubts about monetary stance, sentiment improved from the second quarter onwards. Monsoon failure and doubts about global economic revival contributed to an uninterrupted rally in the third quarter and the beginning of calendar 2003 before a sharp reversal was triggered by the U.S.-Iraq conflict.

During the year, the Reserve Bank of India (RBI) continued to maintain its soft rate stance and cut the bank rate by 25 basis points (bps) and repo rate by 100 bps to cope with the monsoon failure and to support industrial recovery. Also, RBI maintained comfortable liquidity throughout the year by way of a 75 bps reduction in Cash Reserve Ratio. The RBI was helped to a large extent by the strong foreign exchange inflows (RBI’s foreign currency assets increased by US$20bn to US$71bn in 2002-2003) on the back of US dollar weakness in the global markets and the strong performance on the current account. Globally, monetary easing cycle continued with the U.S. Federal Reserve cutting rates by 50 bps and European Central Bank following suit with a 75 bps cut. Apart from a weak spell during the Indo-Pak tensions in May last year, the rupee remained stable and capitalising on US dollar depreciation in the global markets, gained against the US dollar. During the year, the rupee appreciated by 2.65% even as the RBI mopped up the US dollar to temper the pace of appreciation.

Although bond markets encountered volatility through the year and changed direction a few times, the 10-year benchmark yield finished the year 115 bps lower. The I-Sec Sovereign Bond Index (i-BEX) clocked principal returns of 5.9% and total returns of 15.0% in 2002-2003. Although the past year did not see the introduction of any new products, fixed income markets can look forward to new products like STRIPS, exchange-traded interest rate derivatives and credit derivatives in the year ahead.

In the primary market, although funds raised through equity issues grew marginally by 2% during the year 2002-2003, overall fund-raising activity dropped 31% from Rs. 64.23 billion in 2001-2002 to Rs. 44.54 billion in 2002-2003. Further, contrary to expectations, the Government’s disinvestment program progressed slowly during the year, with the disinvestments of the Shipping Corporation of India Limited, National Aluminium Company Limited, Maruti Udyog Limited, Hindustan Organics Company Limited, National Fertilizers Limited and Madras Fertilizers Limited yet to be completed. However, with the beginning of the disinvestment process for Hindustan Petroleum Corporation Limited and Bharat Petroleum Corporation Limited due in the fiscal year 2003-2004, this activity is poised to regain the momentum. Also, Mergers & Acquisitions (M&A) activity remained buoyant, with deals totalling Rs. 391 billion completed during 2002-2003, an increase of 45% over Rs. 270 billion completed in 2001-2002. Given this, the number of deals in the second half of 2002-2003 suggests a relatively sustained level of future activity in the M&A market.

OVERALL PERFORMANCE

The Company continued to deliver remarkable performance, in line with its forefront position in the industry. During the year, the Company’s net worth increased from Rs. 3.19 billion in 2001-2002 to Rs. 3.51 billion in 2002-2003, an increase of 10.03% and after-tax return on net worth was 30.72%.

DIVISION-WISE PERFORMANCE Fixed Income

During the period under review, the Company continued to maintain its leadership position in all segments of the domestic fixed income markets. In the Primary Dealership business, the Company surpassed its bidding and success targets committed to the RBI. In the non-SLR business, the Company saw its turnover increase by nearly 2.4 times to over Rs. 100 billion, confirming its status as one of the leading players in this market. The Company also improved upon its profitability in the non-SLR business during the year. In the interest rate swaps market, the Company almost tripled its volumes in 2002-2003 and achieved a market share of about 15%. This performance is remarkable for a non-banking entity in a market dominated by banks.

Investment Banking

The Investment Banking operations of the Company, which is represented by industry and product groups, seeks to combine client-focused investment bankers with execution and industry expertise. Investment banking activities, mainly financial advisory and capital markets advisory, witnessed strong and sustainable growth in its revenues during the year. Financial advisory activities included advisory assignments with respect to M&A, divestitures, corporate defense activities, restructurings and spin-offs. Capital market activities included public offerings and private placements of equity and debt securities.

In the recent INDATA compilation of league tables, the Company was ranked 3rd in terms of deal value for 2002 as against 4th in 2001. The recent rankings published by Bloomberg for the first quarter of 2003 places the Company as No.1 advisor for M&As in India, with closure of 4 deals aggregating to US$142.47 million.

Financial (M & A) Advisory

During the period under review, the Company strengthened its M&A Advisory business with its strong team of senior M&A bankers, providing greater focus and exceptional quality to its clients. The Company was actively engaged in advising clients in the telecom, cement, media, oil and gas, engineering, auto ancillary, information technology, fertilizers and pharmaceutical sectors.

During 2002-2003, the notable deals completed by the Company includes the sale of promoter’s equity stake in Hughes Tele.Com Limited, advising a large telecom company engaged in long-distance services on investing into a basic telecom services company, managing open offers of equity shares of IBP Limited and Indian Petrochemicals Company Limited on behalf of Indian Oil Corporation Limited and Reliance Industries Limited respectively. The Company, in its first cross-border transaction, also advised a major auto components company on the acquisition of a company based in the U.S.

The Company has also recently forayed into debt restructuring advisory. It has successfully advised a major cement company on restructuring its debt portfolio. With the enactment of the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and the formation of Independent Asset Reconstruction Companies, this business is expected to grow substantially.

directors’ report
Continued

Capital Markets

Despite marginal growth of 2% in the primary equity markets over the previous year, the Company raised Rs. 6.7 billion through initial public offerings (IPOs) as against Rs. 1.64 billion in the previous year. The capital market transactions successfully completed by the Company during the year included IPOs of two public sector banks, rights issue of a large corporate house, and managing of the buyback scheme for shares of OCL India Limited and Tube Investments of India Limited. On the private equity front, the Company also advised Hindustan Coca Cola Holdings Limited on the divestment of its holdings through a private placement of shares.

The year 2002-2003 also witnessed several prestigious assignments for the Company, including an IPO for Maruti Udyog Limited and National Aluminium Company Limited. The existing pipeline, along with the possibility of revival of primary markets, is likely to see an increase in IPO activity in the current year.

In Debt Capital segment, the Company assisted a number of companies to raise money and maintained its premier position despite a fall in overall market mobilisations. The Company acted as lead arranger for several private placements of bonds, notably those for Hindalco Limited, Steel Authority of India Limited, Larsen & Toubro (L&T) Limited and Sardar Sarovar Nigam Limited. The Company concluded landmark deals like raising funds through rating contingent bonds for L&T and managing the first sub-8% corporate bonds issued by Hindalco Limited.

Equity Research

An independent and analytical research department remains a major factor to augment service to both corporate and institutional clients of the Company and its subsidiaries. The Company continued to invest in research in order to ensure that its services are on par with international benchmarks. The Equity Research team’s well-structured ideas as well as strategy and theme reports across sectors have been well received and appreciated by major domestic and international clients. In addition, the quality of interaction with both domestic and overseas institutional investors was significantly enhanced through regular servicing and periodic road-shows.

Risk Management

As a financial services company, the Company is committed to ensuring that effective risk management policies and practices are incorporated as fundamental aspects of all its business operations. The Corporate Risk Management Group of the Company has a comprehensive risk management policy in place, addressing areas such as market risk, credit risk and operation risk. This policy seeks to minimise the risks generated by the activities of the Company. The group continuously develops and enhances its risk management and control procedures in order to better identify and monitor risks and to proactively take appropriate actions to mitigate the same. The Company has also constituted a Risk Management Committee comprising the Managing Director & CEO and Senior Executives from cross-functional areas. The Committee is responsible for managing the liquidity and interest rate risk profile of both assets and liabilities of the Company.

SUBSIDIARY COMPANIES

The Company has one subsidiary in India, namely ICICI Brokerage Services Limited. As required under Section 212 of the Companies Act, 1956, the audited statements of accounts for the year 2002-2003, together with the Reports of the Directors and Auditors for the year ended March 31, 2003 of ICICI Brokerage Services Limited are attached herewith.

In addition, the Company also has two subsidiaries, namely, ICICI Securities Holdings, Inc. and ICICI Securities, Inc. in the U.S.A. The audited statements of accounts for the year 2002-2003 as prepared under the Companies Act, 1956, together with the Reports of the Directors and Auditors for the year ended March 31, 2003 of these subsidiaries are attached herewith as required under Section 212 of the Companies Act, 1956.

DIVIDEND

During the year, the Company declared four interim dividends aggregating 35%. Your Directors are pleased to recommend the aggregate of interim dividend of 35%, as total dividend for the year.

CHANGE OF OWNERSHIP

Pursuant to the merger of ICICI Limited with ICICI Bank Limited, ICICI Bank Limited holds 99.92% of the share capital of the Company and consequently now ICICI Bank Limited is the holding company.

PUBLIC DEPOSITS

During the year, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

DIRECTORS

Devdatt Shah resigned as Managing Director & CEO of the Company with effect from December 31, 2002. The Board places on record their appreciation for the valuable advice and guidance given by him during his tenure on the Board. Ramni Nirula was appointed as the Managing Director & CEO of the Company with effect from January 1, 2003 in accordance with Section 269, Schedule XIII and other relevant provisions of the Companies Act, 1956. The members approved the appointment of Ramni Nirula as Managing Director & CEO at the Extraordinary General Meeting of the Company held on March 21, 2003.

Nachiket Mor was appointed as an Additional Director of the Company with effect from April 17, 2003. In terms of Section 260 of the Companies Act, 1956, he holds office as an Additional Director only upto the forthcoming Annual General Meeting of the Company and being eligible offers himself for appointment as a Director.

In terms of the provisions of the Articles of Association of the Company, Kalpana Morparia will retire by rotation at the ensuing Annual General Meeting of the Company and being eligible, offers herself for re-appointment.

AUDITORS

The Auditors, M/s. N.M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 17, 2003 has proposed their re-appointment as Auditors to audit the accounts of the Company for the financial year ending on March 31, 2004. You are requested to consider their re-appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During 2002-2003, expenditure in foreign currencies amounted to Rs. 14.20 million and earnings in foreign currencies amounted to Rs. 36.85 million.

PERSONNEL AND OTHER MATTERS

As required by the provisions of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors’ Report.

Since the Company does not own any manufacturing facility, the disclosure of information relating to conservation of energy and technology absorption to be disclosed in terms of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

CORPORATE PHILOSOPHY AND COMPLIANCE

The Company firmly believes that corporate governance and compliance practices are of paramount importance in order to maintain the trust and confidence of the stakeholders, clients, the good reputation of the Company and the unquestioned integrity of all personnel involved in the Company. To ensure transparency, fairness and objectivity in an organisation’s functioning, the Company has proactively adopted best practices with regard to corporate governance and compliance, which are ahead of regulatory requirements. The Company’s policy on compliance with external regulatory requirements is backed by stringent internal policies and principles to ensure, inter alia, priority to clients’ interest over proprietary interest, maintenance of confidentiality of client information and prevention of insider trading.

AUDIT COMMITTEE

Consequent to the resignation of Devdatt Shah as Managing Director & CEO, he ceased to be a member of the Audit Committee. Ramni Nirula, Managing Director & CEO, has been inducted on the Audit Committee with effect from July 25, 2002. During the year, the Committee met to review the half-yearly and annual accounts, to discuss the audit findings and recommendations of the internal and statutory auditors and to review the internal control systems of the Company.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm :

1.	that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2.	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

3.	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

4.	that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Directors thank the clients for the confidence reposed in the Company, which has enabled the Company to reach new heights.

Your Directors also thank the Company’s bankers, lenders, the Government of India, the Securities and Exchange Board of India, the Reserve Bank of India and other statutory authorities for their continued support to the Company.

Your Directors express their gratitude for the unstinted support and guidance received from its shareholders, ICICI Bank Limited and other group companies.

Your Directors also express their sincere thanks and appreciation to all the employees for their commendable teamwork, professionalism and contribution during the year.

For and on behalf of the Board

Mumbai, April 17, 2003	K.V. KAMATH
Chairman

auditors’ report
to the members of ICICI Securities Limited

We have audited the attached Balance Sheet of ICICI SECURITIES LIMITED as at March 31, 2003 and the Profit and Loss Account and Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that :

(1)	As required by the Manufacturing and Other Companies (Auditors’ Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

(2)	Further to our comments in the Annexure referred to in paragraph (1) above :
	(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;
	(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
(c)	the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;
(d)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e)	on the basis of written representations received from the Directors, we report that none of the Directors is disqualified as on March 31, 2003 from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

(f)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :

	(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;
	(ii)	in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date; and
	(iii)	in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner
Mumbai, April 17, 2003

annexure
to the auditors’ report

1.	The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets have been physically verified by the management during the year. No material discrepancies were noticed on such verification.

2.	None of the fixed assets have been revalued during the year.

3.	The securities held as stock-in-trade are kept with the custodian and depository participants. Statements from them have been obtained on a regular basis.

4.	No material discrepancies have been noticed on physical reconciliation of stock with the custodian and depository participants as compared to the book stock.

5.	In our opinion, the valuation of stock-in-trade is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

6.	The Company has taken loans from the Companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company. The Company has not taken any loans, secured or unsecured, from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

7.	The Company has not granted loans to the Companies listed in the register maintained under Section 301 of the Companies Act, 1956. The Company has not granted any loans, secured or unsecured, to the companies under the same management as defined under Section 370(1B) of the Companies Act, 1956.

8.	The parties to whom loans or advances in the nature of loans have been given by the Company are generally repaying the principal amounts as stipulated and are regular in the payment of interest.

9.	The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase of assets and purchase and sale of securities.

10.	In our opinion, and according to the information and explanations given to us, services provided and purchase and sale of securities in pursuance of contracts or arrangements listed in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices for such services/securities and nature of transactions.

11.	The Company being a “Non-Banking Financial Company” (NBFC), Section 58A of the Companies Act, 1956 is not applicable to the Company. In our opinion and according to the information and explanations given to us, the Company has complied with the directives issued by Reserve Bank of India for NBFCs.

12.	In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

13.	As per the records of the Company, during the year provident fund dues have been regularly deposited with the appropriate authorities. As informed to us, the Employees’ State Insurance Act is not applicable to the Company.

14.	As per the records of the Company and according to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2003 for a period of more than six months from the date they became payable.

15.	During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

16.	The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 is not applicable to the Company.

17.	In respect of services activities :

(a) the system of allocating man-hours utilized to the relative jobs, is not yet formalized;

(b) there is a reasonable system of authorization at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.

18.	In respect of the loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities, the Company has maintained adequate documents and records.

19.
Proper records have been maintained for the transactions relating to trading in shares, securities, debentures and other investments and entries therein have been made generally on a timely basis. Investments are held in the name of the Company. Securities held by the Company as “Stock-in-trade” are generally sent for transfer in the name of the Company unless they are held with the intention of selling prior to transfer. All securities are held in the name of the Company.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 17, 2003

balance sheet
as at March 31, 2003
			Schedule		(Rs. in ’000s)	March 31, 2002

SOURCES OF FUNDS
1	Shareholders’ Funds
	A.	Share Capital	A	2,030,030		2,030,030
	B.	Reserves & Surplus	B	1,480,780		1,161,850

					3,510,810	3,191,880
2	Loan Funds
	A.	Secured Loans	C		8,000,000	11,258,300
	B.	Unsecured Loans	D		10,398,620	6,077,220

					21,909,430	20,527,400

APPLICATION OF FUNDS
1	Fixed Assets		E
	Gross Block			213,110		218,540
	Less : Depreciation			105,350		111,390

	Net Block				107,760	107,150
2	Investments		F		1,873,950	526,430
3	Deferred Tax Asset				3,050	7,200
4	Current Assets,
	Loans & Advances
	A.	Current Assets
		(a) Interest Accrued	G	467,350		679,620
		(b) Securities held as
		Stock-in-Trade	H	19,001,130		18,859,430
		(c) Sundry Debtors	I	170,190		26,490
		(d) Cash & Bank Balances	J	23,380		13,420
	B.	Loans & Advances	K	2,813,070		2,293,990

				22,475,120		21,872,950
	Less : Current Liabilities and
		Provisions :	L
	A.	Current Liabilities		400,490		295,740
	B.	Provisions		2,149,960		1,690,590

	NET CURRENT ASSETS				19,924,670	19,886,620

					21,909,430	20,527,400

		Notes forming part of the
		Accounts and Accounting Policies	T

profit and loss account
for the year ended March 31, 2003
		Schedule		(Rs. in ’000s)	March 31, 2002
Income from Operations

(a)	Income from Services	M	144,280		100,120
(b)	Interest Income	N	1,298,880		1,669,060
(c)	Profit / (Loss) on Securities	O	1,231,760		1,650,070
(d)	Other Income	P	378,270		368,800

				3,053,190	3,788,050
Less : Operating Expenditure
(a)	Financial Charges and
	Operating Expenses	Q		933,570	1,349,200

				2,119,620	2,438,850
Expenditure
Less : Administrative Expenditure
(a)	Payments to and Provisions
	for Employees	R	231,230		231,870
(b)	Establishment and
	Other Expenses	S	379,490		317,370
(c)	Depreciation		15,310		13,440

				626,030	562,680

Profit before Taxation				1,493,590	1,876,170
Less : Provision for Taxation				460,000	617,680
	Deferred Tax Adjustment			4,150	(20,420)

Profit After Taxation				1,029,440	1,278,910
	Brought forward from previous years			140,920	51,030

	Amount available for appropriations			1,170,360	1,329,940
	Transfer to Special Reserve			205,890	255,780
	Transfer to General Reserve			102,940	127,890
	Interim Dividend (Current Year
	subject to tax)			710,510	730,810
	Tax on Dividend			—	74,540

	Balance carried to Balance Sheet			151,020	140,920

	Notes forming part of the	T
	Accounts and Accounting Policies

Per our Report attached			For and on behalf of the Board
For N. M. RAIJI & CO.
Chartered Accountants			K.V. KAMATH
Chairman

J. M. GANDHI			LALITA D. GUPTE
Partner			Director

	ABHIJEET GUIN	POYNI BHATT	RAMNI NIRULA
	Vice President &	Senior Vice President &	Managing Director &
Mumbai, April 17, 2003	Head - Financials	Company Secretary	CEO

schedules
forming part of the Accounts
		(Rs. in ’000s)	March 31, 2002

A.	SHARE CAPITAL
	Authorized :
	500,000,000 Equity Shares of Rs.10 each	5,000,000	5,000,000

	Issued, Subscribed and Paid Up :
	203,002,800 Equity Shares of Rs.10 each	2,030,030	2,030,030

	Notes :
	1. Of the above, 202,833,200 (Previous year - 202,833,200) Equity Shares of Rs.10 each are held by ICICI Bank Limited - (the Holding Company) and its nominees.

B.	RESERVES AND SURPLUS						(Rs. in 000s)

		Balance as on April 1, 2002	Additions/ Transfers during the year	Deductions/ Transfers during the year	Balance as on March 31, 2003		Balance as on March 31, 2002

	Share Premium Account	112,800	—	—	112,800		112,800
	General Reserve	389,000	102,940	—	491,940		389,000
	Special Reserve (maintained under Section	519,130	205,890	—	725,020		519,130
	45 IC of the RBI Act, 1935)
	Profit and Loss Account	140,920			151,020		140,920

	Total	1,161,850			1,480,780		1,161,850

C.	SECURED LOANS				(Rs. in ’000	s)	March 31, 2002
	Borrowings from Reserve Bank of India
	(Secured by Government Securities of face
	value Rs. 8,050,000 thousand; Previous year Rs. 11,271,500 thousand)				8,000,000		10,663,900
	Repo Borrowings from banks
	(Secured by Underlying Security)				—		594,400

	Total				8,000,000		11,258,300

D.	UNSECURED LOANS
	Short Term Loans				—		1,368,500
	Subordinated Bonds issued as Tier III Capital				750,000		500,000
	Inter-Corporate Borrowings				380,700		625,000
	Money at Call and Short Notice
	– From Banks				3,440,000		830,000
	– From Others				1,386,700		10,000
	Commercial Paper Borrowings				2,270,720		1,527,580
	7.00% Debentures 2003				110,000		—
	(Redeemable at par by April 2003)
	Floating Rate Debenture				500,000		—
	(Redeemable at par by April 2003)
	Floating Rate Debenture 2003				295,000		—
	(Redeemable at par by May 2003)
	Floating Rate Debenture 2003				340,500		—
	(Redeemable at par by June 2003)
	6.05% Debentures 2003				100,000		—
	(Redeemable at par by April 2003)
	6.10% Debentures 2003				250,000		—
	(Redeemable at par by April 2003)
	6.00% Debentures 2003				200,000		—
	(Redeemable at par by June 2003)
	7.55% Debentures 2003				295,000		—
	(Redeemable at par by May 2003)
	6.25% Debentures 2003				70,000		—
	(Redeemable at par by April 2003)
	7.75% Debentures 2003				10,000		—
	(Redeemable at par by April 2003)
	Floating Rate Debenture				—		768,000
	(Redeemable at par by May 2002)
	8.50% Debentures 2002				—		100,000
	(Redeemable at par by April 2002)
	7.95% Debentures 2002				—		5,640
	(Redeemable at par by April 2002)
	8.15% Debentures 2002				—		45,000
	(Redeemable at par by April 2002)
	7.86% Debentures 2002				—		250,000
	(Redeemable at par by April 2002)
	8.45% Debentures 2002				—		47,500
	(Redeemable at par by April 2002)

	Total				10,398,620		6,077,220

Unsecured loans include an amount of Rs 500,000 thousand (Previous year Rs. 500,000 thousand) from ICICI Bank Limited - the Holding company.

schedules
forming part of the Accounts	Continued

E. FIXED ASSETS								(Rs. in ’000s)

	Gross Block (at Cost)			Accumulated Depreciation			Net Block

	April 1,	Additions	Sale/Adj.	March 31,	Additions	Sale/Adj.	March 31,	March 31,	March 31,
	2002			2003			2003	2003	2002

Freehold Land	57,230	—	—	57,230	—	—	—	57,230	57,230
Building	10,050	—	—	10,050	390	—	2,710	7,340	7,730
Improvements To Leasehold Property	20,500	—	—	20,500	2,490	—	18,010	2,490	4,980
Plant & Machinery / Electrical Installation	5,980	—	30	5,950	360	—	3,820	2,130	2,520
Office Equipment	27,610	5,080	1,300	31,390	2,680	840	15,250	16,140	14,200
Computers & Software	73,310	11,900	18,470	66,740	7,790	17,990	51,330	15,410	11,780
Furniture & Fixtures	21,030	580	1,860	19,750	1,430	1,540	13,090	6,660	7,830
Vehicles	2,760	—	1,260	1,500	150	950	1,140	360	810

Total	218,470	17,560	22,920	213,110	15,290	21,320	105,350	107,760	107,080

Capital Work-in-Progress	—	—	—	—	—	—	—	—	70

Net Block	218,470	17,560	22,920	213,110	15,290	21,320	105,350	107,760	107,150

Previous Year	222,210	13,280	17,020	218,540	13,440	11,200	111,390	107,150

F. INVESTMENTS - LONG TERM (At Cost, Quoted unless otherwise stated)
				(Rs. in ’000s)

Name of the Company	Quantity in thousands	Face Value per unit (Rs.)	March 31, 2003	March 31, 2002

In Equity Shares of Subsidiary Company
- Unquoted and fully paid up
ICICI Brokerage Services Limited	4,500.7 (4,500.7)	10.00	45,007	45,007
ICICI Securities Holdings Inc.	1,600.0 (1,100.0)	*	75,023	50,613
Bonds/Units
Birla Bond Plus	232.3 (Nil)	10.00	250,000	—
Birla Bond Plus	231.9 (Nil)	10.00	250,000	—
HDFC Short Term Plan	236.8 (Nil)	10.00	250,000	—
JM Short Term Fund	291.3 (Nil)	10.00	300,480	—
JM Short Term Fund	243.5 (Nil)	10.00	253,440	—
Kotak Mahindra	193.5 (Nil)	10.00	200,000	—
Prudential ICICI Short Term Plan	229.3 (Nil)	10.00	250,000	—
ICICI Bank Limited 2002	Nil (500.0)	100.00	—	430,810

TOTAL			1,873,950	526,430

Notes :
1.	The aggregate cost and market value of the quoted Investments as at March 31, 2003 is Rs. 1,753,920 thousand and Rs. 1,807,500 thousand respectively (Previous year - Rs. 430,810 thousand and Rs. 430,800 thousand respectively).

2.	The aggregate cost of unquoted Investments as at March 31, 2003 is Rs. 120,030 thousand (Previous year - Rs. 95,620 thousand).
*	Face Value of US Dollar 1.00 per unit.
G.	INTEREST ACCRUED	(Rs. in ’000s)	March 31, 2002
	On Investments	—	40,330
	On Stock-in-Trade	442,380	611,330
	On Loans and Advances	24,970	27,960

	Total	467,350	679,620

schedules
forming part of the Accounts	Continued
Total Face Value (in Rupees thousands)	(Rs. in ’000s)	March 31, 2002
H.	SECURITIES HELD AS STOCK-IN-TRADE
	(at lower of cost or market value)
	(Quoted unless otherwise stated)
Government of India Securities & Deemed
Government of India Securities
6.96%	Oil Co. Bonds 2009	250,000 (Nil)	251,870	—
7.27%	Government of India 2013	300,000 (Nil)	317,080	—
7.40%	Government of India 2012	315,000 (Nil)	336,420	—
7.46%	Government of India 2017	400,000 (Nil)	426,000	—
7.55%	Government of India 2010	300,000 (Nil)	319,500	—
8.07%	Government of India 2017	311,800 (Nil)	349,840	—
8.25%	Government of India 2005	30 (30)	30	30
8.35%	Government of India 2022	510,700 (Nil)	582,700	—
9.39%	Government of India 2011	300,000 (926,500)	355,800	1,027,030
9.40%	Government of India 2012	700,000 (150,000)	836,150	167,100
9.81%	Government of India 2013	200,000 (1,300,000)	249,600	1,483,950
9.85%	Government of India 2015	300,000 (1,335,000)	380,850	1,538,590
9.90%	Government of India 2005	Nil (150,000)	—	162,450
10.03%	Government of India 2019	650,000 (Nil)	843,700	—
10.18%	Government of India 2026	Nil (175,000)	—	206,760
10.25%	Government of India 2021	100,000 (197,600)	133,100	233,460
10.71%	Government of India 2016	Nil (600,000)	—	727,800
11.00%	Government of India 2002	Nil (100)	—	100
11.00%	Government of India 2006	300,000 (130,900)	342,600	150,210
11.03%	Government of India 2012	150,000 (Nil)	195,600	—
11.10%	Government of India 2003	Nil (2,209,780)	—	2,305,910
11.15%	Government of India 2002	Nil (800)	—	810
11.19%	Government of India 2005	200,000 (50,000)	222,100	56,430
11.40%	Government of India 2008	2,300,000 (800,000)	2,838,660	967,200
11.50%	Government of India 2011	400,000 (2,150,000)	530,800	2,690,730
11.50%	Government of India 2007	400,000 (Nil)	475,180	—
11.78%	Government of India 2003	Nil (39,300)	—	41,850
11.99%	Government of India 2009	2,750,000 (1,050,000)	3,508,690	1,302,000
12.50%	Government of India 2004	202,550 (960,000)	214,910	1,060,800
13.80%	Government of India 2002	Nil (24,810)	—	25,080
6.60%	Government of Jammu and Kashmir 2013	30,000 (Nil)	29,150	—
7.80%	Government of Andhra Pradesh 2012	10,000 (Nil)	10,500	—
7.80%	Government of Maharashtra 2012	10,000 (Nil)	10,500	—
8.30%	Government of Kerala 2012	15,400 (Nil)	16,700	—
12.50%	Government of Maharashtra 2004	10,350 (Nil)	10,970	—

			13,789,000	14,148,290

Treasury Bills
364	Day Treasury Bills 11-07-2003	50,000 (Nil)	47,560	—
364	Day Treasury Bills 12-12-2003	100,000 (Nil)	95,690	—
364	Day Treasury Bills 20-02-2004	400,000 (Nil)	379,960	—
364	Day Treasury Bills 05-03-2004	100,000 (Nil)	94,690	—
364	Day Treasury Bills 19-03-2004	600,000 (Nil)	566,640	—

			1,184,540	—

Zero Coupon Bonds
Power Finance Corp. Limited 2022		30,900 (Nil)	6,480	—

			6,480	—

Fixed Rate Bonds
6.05%	Exim Bank of India 2007	200,000 (Nil)	196,000	—
6.20%	Exim Bank of India 2008	50,000 (Nil)	47,920	—
6.30%	Exim Bank of India 2007	100,000 (Nil)	96,390	—
6.90%	Union Bank of India 2010	321,000 (Nil)	313,930	—
7.50%	Power Finance Corp. Limited 2009	50,000 (Nil)	50,700	—
7.85%	Powergrid Corp. Limited 2005	150,000 (Nil)	152,770	—
8.05%	National Thermal Power
	Corp. Limited 2006 - 2007	450,000 (Nil)	465,470	—

Total Face Value (in Rupees thousands)	(Rs. in ’000s)	March 31, 2002
8.63%	Powergrid Corp. Limited 2010 - 2016	260,000 (Nil)	278,190	—
8.85%	Bharat Heavy Electricals Limited 2008	350,000 (Nil)	371,350	—
8.90%	Neyveli Lignite Corp. Limited 2009	Nil (100,000)	—	98,420
9.00%	Power Finance Corp. Limited 2009	50,000 (Nil)	54,200	—
9.20%	Powergrid Corp. Limited 2006	Nil (50,000)	—	49,760
9.25%	Power Finance Corp. Limited 2012	Nil (334,700)	—	331,340
9.70%	Canara Bank 2007	Nil (5,000)	—	5,030
9.70%	Powergrid Corp. Limited 2006 - 2017	Nil (600,000)	—	584,960
9.90%	Bharat Petroleum Corp. Limited 2008 150,000 (150,000)		162,670	152,880
9.95%	Bharat Petroleum Corp. Limited 2008 100,000 (200,000)		108,550	204,160
10.00%	Housing Urban Development
	Corp. 2012	Nil (90,000)	—	87,300
10.00%	National Thermal
	Power Corp. Limited 2007 - 2009	Nil (103,200)	—	103,200
10.00%	Steel Authority Of India Limited 2003	Nil (80,000)	—	79,900
10.40%	Bharat Sanchar Nigam Limited 2006	Nil (50,000)	—	51,080
10.80%	Infrastructure Development 2006	Nil (50,000)	—	52,440
11.55%	State Bank Of India 2006	Nil (100,000)	—	106,880
11.75%	ICICI Bank Limited 2002	Nil (5,100)	—	4,460
12.00%	Bharat Petroleum Corpopration Limited 2006	Nil (150,000)	—	159,940
13.75%	ICICI Bank Limited 2003	50,000 (50,000)	52,220	52,780
13.75%	ICICI Bank Limited 2003	Nil (50,000)	—	52,460
14.50%	National Aluminium Co. Limited 2005	150,000 (Nil)	110,620	—
16.00% I	CICI Bank Limited 2003	Nil (150,000)	—	166,510
16.00%	ICICI Bank Limited 2003	Nil (50,000)	—	55,600

			2,460,980	2,399,100

Debentures
5.95%	Indogulf Corp. Limited 2008	50,000 (Nil)	47,870	—
6.00%	Housing Development
	Finance Corp. Limited 2005	100,000 (Nil)	97,550	—
6.10%	Housing Development
	Finance Corp. Limited 2008	250,000 (Nil)	240,000	—
6.20%	Reliance Industries Limited 2007	350,000 (Nil)	336,870	—
6.30%	Housing Development
	Finance Corp. Limited 2007	200,000 (Nil)	193,500	—
6.45%	Reliance Industries Limited 2012	100,000 (Nil)	91,200	—
7.05%	Housing Development
	Finance Corp. Limited 2007	50,000 (Nil)	49,680	—
7.10%	LIC Housing Finance Corp. Limited 2009	50,000 (Nil)	48,880	—
7.95%	Hindalco Industries Limited 2009	50,000 (Nil)	51,700	—
8.34%	BSES Limited 2007	Nil (250,000)	—	242,800
8.65%	Reliance Industries Limited 2007	50,000 (Nil)	52,380	—
8.80%	Housing Development
	Finance Corp. Limited 2006	50,000 (Nil)	52,780	—
8.85%	Grasim Industries Limited 2008	Nil (150,000)	—	147,090
9.00%	LIC Housing Finance Corp. Limited 2007	Nil (50,000)	—	49,020
9.25%	LIC Housing Finance Corp. Limited 2009	Nil (50,000)	—	48,340
9.60%	Gujarat Ambuja Cements Limited 2008	Nil (100,000)	—	98,340
9.60%	Reliance Industries Limited 2006	Nil (50,000)	—	49,940
9.70%	Grasim Industries Limited 2008	Nil (100,000)	—	101,080
9.75%	Hindalco Industries Limited 2008	Nil (250,000)	—	254,770
9.75%	ICICI Bank Limited 2007	Nil (100,000)	—	98,020
9.90%	Reliance Industries Limited 2006	Nil (50,000)	—	50,530
10.10%	Grasim Industries Limited 2006	Nil (50,000)	—	51,200
10.75%	Grasim Industries Limited 2005	Nil (50,000)	—	52,210
11.22%	Hindalco Industries Limited 2008	Nil (250,000)	—	265,930
11.75%	Great Eastern Shipping
	Co. Limited 2002-2006	Nil (50,000)	—	50,250
12.70%	Reliance Industries Limited 2007	100,000 (Nil)	122,260	—
13.00%	Reliance Petrochemicals Limited 2004	Nil (50,000)	—	53,810
13.20%	Indian Rayon and Industries Limited 2003	Nil (50,000)	—	53,120
13.50%	Prism Cement Limited 2004	3,105 (1,553)	90	870

			1,384,760	1,667,320

schedules
forming part of the Accounts	Continued
Total Face Value (in Rupees thousands)	(Rs. in ’000s)	March 31, 2002
Debentures (Unquoted)
10.00%	Rama Newsprint & Papers Limited 2004	Nil (90,835)		—	79,080
12.50%	Arvind Mills Limited 2000	Nil (4,092)		—	3,690
15.00%	Pal Peugot Limited 2004	16,160 (16,160)		12,170	12,170
17.50%	Grapco Granites Limited 1998	20,000 (20,000)		18,250	18,250
17.50%	Grapco Granites Limited 2000	15,000 (15,000)		13,100	13,100
17.50%	Grapco Mining Limited 1995	10,000 (10,000)		9,310	9,310
18.00%	Parasrampuria Synthetics Limited 1999	20,000 (20,000)		17,620	17,620
19.50%	Grapco Granites Limited 1998	20,000 (20,000)		18,920	18,920
20.00%	Das Lagerwey 1996	30,000 (30,000)		30,000	30,000
20.00%	Veena Textiles Limited 1996	15,000 (15,000)		14,300	14,300
22.00%	GTV Spinners Limited 1996	4,529 (4,529)		4,480	4,480

				138,150	220,920

Equity
Balaji Telefilms Limited		3 (Nil)		80	—
Bharat Forge Limited		1,500 (1,500)		29,700	16,020
Bharat Forge Utilities Limited		750 (750)		—	—
Bhushan Steel Limited		7,828 (7,828)		18,980	12,130
Biochem Synergy Limited		635 (635)		—	—
CRISIL		1 (Nil)		30	—
Dabur India Limited		76 (Nil)		270	—
Eveready Industries India Limited		5,059 (5,059)		5,200	5,520
Hughes Tele.Com (India) Limited		Nil (121,782)		—	85,250
India Containers Limited		934 (934)		—	—
Indian Seamless Metaltube Limited		1,000 (1,000)		800	1,040
Inland Printers Limited		7,992 (7,992)		—	—
Jocil Ind Limited		2,371 (2,371)		—	—
Kallam Spinning Mills Limited		4,634 (4,634)		—	—
Nucent Finance Limited		1	(1)	—	—
Parakaram Tehcnofab Limited		1,910 (1,910)		—	—
Parasrampuria Synthetics Limited		2,151 (2,151)		10	10
Rama Newsprint Limited		10 (10)		—	—
Shri Renuga Textiles Limited		1,000 (1,000)		—	—
South Indian Bank Limited		3,081 (3,081)		10,990	13,250
Sun Pharmaceutical Industries Limited		27 (19)		90	90
Sunshield Chemicals Limited		2(2)		—	—
Tata Investment Corp. Limited		768 (768)		5,830	6,590
Unipon Industries Limited		2,177 (2,177)		—	—
Usha Beltron Limited		625 (625)		3,140	3,340
Usha Martin Infotech Limited		625 (625)		250	1,250
Vickers System Limited		1(1)		—	—

				75,370	144,490

Units
HDFC Liquid Fund Dividend Option		Nil (500,017)		—	500,230
J M Income Fund Growth Option		4,133 (Nil)		100,000	—

				100,000	500,230

Total				19,139,280	19,080,350
Less : Provision against Non-performing
Assets / Bad debts written off				138,150	220,920

Grand Total				19,001,130	18,859,430

Notes :
1.	Certain Debentures which have defaulted for payment on maturity date have been written off. However, the same have been continued to be disclosed as Stock-in-trade to reflect existence of the claim on the Issuer/Seller.

2.	The aggregate carrying value and market value of quoted securities as at March 31, 2003 is Rs. 18,901,130 thousand and Rs. 18,917,590 thousand respectively. (Previous year - Rs. 18,359,190 thousand and Rs. 18,369,490 thousand respectively).

(Rs. in ’000s)	March 31, 2002
I.	SUNDRY DEBTORS (Unsecured)
	(A) Receivables outstanding for a period
	exceeding six months
	Considered Doubtful	2,130	3,240
	(B) Other Receivables considered good
	Fees Receivable	13,610	15,170
	Trade Receivables	156,580	11,320

		172,320	29,730
	Less : Provision for Doubtful Debts	2,130	3,240

	Total	170,190	26,490

J.	CASH AND BANK BALANCES
	Cash & Cheques on hand	100	90
	In Current Accounts with Scheduled Banks	12,240	3,550
	In Current Accounts with Reserve Bank of India	10,040	9,780
	Fixed Deposits with Scheduled Banks	1,000	—

	Total	23,380	13,420

K.	LOANS AND ADVANCES
	(Unsecured and considered good unless otherwise stated)

	Advances :
	(Recoverable in cash or in kind or for value to be received)
	Advance Income & Other Tax	2,134,890	1,809,110
	Security Deposit for Leased Premises	122,470	227,980
	Other Advances and Deposits *	55,700	59,490
	Application Money for Securities	500,010	200,000

		2,813,070	2,296,580
	Provision for Doubtful Advances	—	2,590

	Total (B)	2,813,070	2,293,990

	*Advances include an amount of Rs. 1,550 thousand respectively receivable from Subsidiary Companies (Previous year - Rs. 4,410 thousand).

L.	CURRENT LIABILITIES AND PROVISIONS
	(A) Current Liabilities
	Interest Accrued but not due	32,500	77,320
	Sundry Creditors	100,080	61,450
	Sundry Creditors For Expenses	118,850	46,510
	Other Liabilities	148,440	110,300
	Unclaimed Dividends	620	160

	Total (A)	400,490	295,740

	(B) Provisions :
	Income And Other Taxes	2,140,940	1,680,840
	Retirement Benefits	9,020	9,750

	Total (B)	2,149,960	1,690,590

M.	INCOME FROM SERVICES	20,560	9,300
	Issue Management Fees
	Financial Advisory Services	57,210	21,210
	Syndication Fees	36,490	41,840
	Underwriting Commission	3,100	2,530
	Brokerage And Commission	26,920	25,240

	Total	144,280	100,120

schedules
forming part of the Accounts	Continued
(Rs. in '000s)	March 31, 2002
N.	INTEREST INCOME
	Interest on Securities Held as Stock in Trade		1,123,470	1,325,540
	Income on Discounted Instruments
	– Investments		25,510	104,830
	– Stock In Trade		102,060	55,760
	Interest on Repo and Call Lendings		13,550	85,320
	Interest on Inter-Corporate Deposits		—	41,230
	Interest on Deposits for Leased Premises		28,190	41,750
	Interest on Income - Tax Refund		—	3,160
	Interest on Other Loans and Advances		6,100	11,470

	Total		1,298,880	1,669,060

O.	PROFIT/(LOSS) ON SECURITIES
	Profit on Sale of Investments		1,090	2,520
	Profit on Stock In Trade
	Sale of Securities	543,688,710		546,669,210
	Less : Purchases	542,545,670		552,583,210

		1,143,040		(5,914,000
	Add/Less : Increase/(Decrease)
	In Closing Stock	58,940		7,526,890

	Profit on Stock In Trade		1,201,980	1,612,890
	Net Gain/(Loss) from Swaps/ FRAs		28,690	34,660

	Total		1,231,760	1,650,070

P.	OTHER INCOME
	Dividend Income from
	Mutual Funds / Companies		350,310	335,450
	Recovery against Bad Debts Written Off		27,500	31,920
	Miscellaneous Income		460	1,430

	Total		378,270	368,800

Q.	FINANCIAL CHARGES AND OPERATING EXPENSES
	Interest on Fixed Loans and Debentures		408,590	799,250
	Interest on Borrowings from
	Reserve Bank of India		34,540	111,340
	Interest on Repo and Call Borrowings		428,020	361,340
	Procurement Expenses		12,520	32,450
	Rating Agency Fees		3,120	3,680
	Brokerage and Stamp Duty		31,080	29,560
	Bank Charges		2,750	2,610
	Transaction Charges		7,770	460
	Custodial Services		1,700	750
	Doubtful Debts Written Off/Provided	13,000		10,600
	Less : Opening Provision	9,520		2,840

			3,480	7,760

	Total		933,570	1,349,200

R.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES
	Salaries, Wages and Incentive		214,630	218,940
	Contribution to Provident and otherFunds		9,340	6,810
	Staff Welfare Expenses		7,260	6,120

	Total		231,230	231,870

S.	ESTABLISHMENT AND OTHER EXPENSES:
	Rent and Amenities		223,990	147,250
	Insurance		2,120	1,050
	Travelling, Conveyance and Motor CarExpenses		33,070	29,000
	Business Promotion Expenses		22,510	3,440
	Repairs, Maintenance and Upkeep		18,930	18,740
	Rates and Taxes		440	570
	Electricity Expenses		9,180	8,900
	Loss on Sale of Fixed Assets		1,070	5,450
	Communication Expenses		10,920	12,760
	Printing and Stationery		6,040	5,270
	Deferred Revenue Expenditure Written Off		—	43,460
	Subscription and Periodicals		16,780	10,960
	Professional Fees		4,560	9,030
	Advertisement Expenses		30	3,230
	Auditors’ Remuneration		760	690
	Miscellaneous Expenses		29,090	17,570

	Total		379,490	317,370

T.	NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:
1.	Significant Accounting Policies:
	(i)	Method of Accounting The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.
(ii)	Revenue Recognition
In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.
Interest income is accounted on an accrual basis except that no interest income is recognized on Non-Performing / Doubtful assets, considering prudential norms for income recognition issued by Reserve Bank of India for Non-Banking Financial Companies. Interest income on such assets is recognised when the amount is received and appropriated towards interest.
	(iii)	Stock-in-trade and Investments
(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown as current assets. Other securities acquired with the intention of long-term holding are considered as ‘Investments’.
(b) In respect of investments, brokerage and stamp duty payable are considered to arrive at the cost. However, in respect of securities held as stock-in-trade, brokerage and stamp duty are written off as revenue expenditure. Commission earned in respect of securities held as stock-in-trade and investments acquired from the primary market and on devolvement are adjusted from the cost of acquisition.
(c) The securities held as stock-in-trade under current assets are valued at cost or market/fair value, whichever is lower. In case of investments transferred to Stock-in-trade, carrying amount on the date of transfer is considered as cost. In case of unquoted shares fair value is taken at break-up value of shares as per the latest audited balance sheet of the concerned company. In case of debt instruments, fair value is worked out on the basis of yield to maturity rate selected considering quotes where available and credit profile of the issuer.
(d) The Investments are shown in balance sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.
(iv)	Repurchase and Resale Transactions (Repo)
As a Primary Dealer, Reserve Bank of India has permitted the Company to enter into Repo transactions. Such transactions are treated as secured borrowing / lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale consideration is treated as interest and is accounted as income or expenditure, as the case may be, over the period of the contract.
(v)	Zero Coupon Instruments
The difference between the acquisition price and maturity value of zero coupon instruments are treated as interest and is recognised as income over the remaining life of the instrument
(vi)	Fixed Assets and Depreciation
Fixed assets are stated at historical cost. Expenditure incurred on plumbing, flooring and other civil works at leased premises prior to its occupation by the Company have been capitalized as “Improvement to Leasehold Property”.
Depreciation on value of improvements to leasehold property is provided on straight line method at the rate determined, considering the period of lease or at the rate prescribed in schedules
forming part of the Accounts	Continued

Schedule XIV of the Companies Act, 1956, whichever is higher. Depreciation on fixed assets other than the leased assets and improvement to leasehold property is provided on written down value method at the rate prescribed in Schedule XIV of the Companies Act, 1956. Additionally, the written down value of an asset falls below Rs. 5,000 or the cost of which is less than Rs. 5,000 is fully depreciated.

The management has decided to capitalize expenditure incurred on software from the current financial year. As a result of this change profit for the period is higher by Rs. 4,470 thousand.

	(vii)	Deferred Tax The tax effects of significant temporary differences are reflected through a Deferred Tax Asset / Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.
(viii)	Provision for Doubtful Loans and Advances
		The policy of provisioning against Non-Performing Loans and Advances has been decided by the management considering prudential norms issued by the Reserve Bank of India for Non Banking Financial Companies except that amounts recovered subsequent to the balance sheet date have not been considered for provisioning. As per the policy adopted, the provision against sub standard assets are fixed on a conservative basis, taking into account management’s perception of the higher risk associated with the business of the Company. Certain Non-Performing Loans and Advances are considered as loss assets and full provision has been made against such assets.
(ix)	Miscellaneous Expenditure
		Lease rentals and other revenue expenditure incurred on leased premises prior to occupation of the premises are amortized over the balance period of the lease, starting from the date of occupation of leased premises.
(x)	Foreign Currency Transactions
		Expenses and income are recorded at the exchange rate prevailing on the date of transaction. Assets and liabilities at the balance sheet date are restated at the exchange rate prevailing on the Balance Sheet date. Exchange differences arising on settlement of the transaction and on account of restatement of assets and liabilities are dealt with in the profit and loss account.
(xi)	Retirement Benefits
		Provident Fund contribution is paid to the Provident Fund Commissioners’ fund while gratuity is covered under schemes with Life Insurance Corporation (LIC) and contribution is made to LIC.
	(xii)	Derivatives
		(a)	Gains are recognized only on settlement/expiry of the derivative instruments.
		(b)	All open positions are marked to market. Mark-to-market gains, if any, are not recognised.
		(c)	Debit/ credit balance on open position are shown as current assets/current liabilities, as the case may be.
2.	Deferred Tax The break-up of deferred tax assets into major components is as follows:-
				(Rs. in ’000s)
	Deferred Tax Assets
	Depreciation			2,290
	Provision for Debtors			760

				3,050

3.	Contingent Liabilities
	(a)	Income tax and interest tax matters disputed by the Company Rs. 84,340 thousand (Previous year – Nil).
	(b)	Outstanding counter guarantees for subsidiary company as at March 31, 2003 is Rs. 130,000 thousand (Previous year –Rs. 43,500 thousand).
4.	Notional Principal outstanding on account of Swaps/Forward Rate Agreements/Foreign Currency Swaps Rs. 161,846,260 thousand (previous year- Rs. 50,550,000 thousand).
5.	Loans and advances availed by the Company inclusive of interest accrued thereon but not paid :
				(Rs. in '000s)
			Amount outstanding	Amount overdue
	(a)	Unsecured Debentures	2,184,480	NIL
	(b)	Inter-corporate loans and borrowing	385,310	NIL
	(c)	Commercial Paper	2,270,720	NIL
	(d)	Other Loans
		- Liquidity Adjustment Facility from RBI	8,001,530	NIL
		- Subordinated Bonds issued as Tier III Capital	761,680	NIL
		- Money at Call and Short Notice	4,827,400	NIL

		Total	18,431,120	NIL

				(Rs. in ’000s)
			2002-2003	2001-2002
6		Auditors’ Remuneration
	(a)	Audit Fees	650	590
	(b)	Tax Audit & Certification Fees	90	90
	(c)	Out of Pocket Expenses	10	10

			750	690

7.	Expenditure in foreign currency (Travelling & Other expenses)		14,200	6,790
8.	Earnings in foreign currency (Fees towards Advisory Services)		36,850	190
9.	QUANTITATIVE DETAILS OF SECURITIES HELD AS STOCK IN TRADE
	(a) OPENING AND CLOSING STOCK

	Category	Opening Stock		Closing Stock

		Face Value	Value	Face Value	Value
		(Rs. in ’000s)	(Rs. in ’000s)	(Rs. in ’000s)	(Rs. in ’000

	Government Securities	12,249,820	14,148,290	11,415,830	13,789,000
		(6,400,751)	(6,629,02)	(12,249,820)	(14,148,290)
	Treasury Bills	—	—	1,250,000)	1,184,540)
		(48,125)	(45,650)	—	—
	Equity Shares	183,671)	144,490)	61,969)	75,370)
		(186,406)	(186,600)	(183,670)	(144,490)
	Debentures	1,898,721)	1,888,240)	1,553,794)	1,522,910)
		(1,160,737)	(1,094,120)	(1,898,721)	(1,888,240)
	Others	2,877,917)	2,899,320)	2,561,900)	2,567,460)
		(3,388,238)	(3,598,060)	(2,877,917)	(2,899,320)

	Total	17,210,129	19,080,340	16,843,493	19,139,280
		(11,184,257)	(11,553,450)	(17,210,128)	(19,080,340)

	(b) PURCHASES AND SALES

	Category	Purchases		Sales

		Face Value	Value	Face Value	Value
		(Rs. in ’000s)	(Rs. in ’000s)	(Rs. in ’000s)	(Rs. in ’000

	Government Securities	364,927,824	410,020,490	365,761,814	411,427,550
		(430,686,605)	(471,857,440)	(424,837,536)	(466,088,120)
	Treasury Bills	59,610,150	57,886,330	58,360,150	56,705,600
		(45,570,300)	(43,529,670)	(45,618,425)	(43,594,170)
	Equity Shares	37,944	47,230	159,645	130,520
		(750)	(10)	(3,486)	(5,540)
	Debentures	20,935,000	21,617,160	21,279,927	22,067,470
		(12,050,000)	(12,501,850)	(11,312,016)	(11,752,130)
	Others	47,721,627	52,974,460	48,037,644	53,357,590
		(23,164,560)	(24,694,240)	(23,674,881)	(25,229,250)

	Total	493,232,545	542,545,670	493,599,180	543,688,730
		(511,472,215)	(552,583,210)	(505,446,344)	(546,669,210)

	Note: Figures in parenthesis pertain to previous year.

schedules
forming part of the Accounts	Continued

10.	Related Party Disclosures
The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties:

(Rs. in ’000s)

Name of the Related Party	Type of Transactions	Amount

ICICI Bank Limited – The Holding Company	Establishment Expenses Dividend paid Procurement Expenses Fee Income Interest Income	111,610 709,920 2,450 2,300 60
ICICI Brokerage Services Limited – Subsidiary of ICICI Securities Limited ICICI Infotech Services Limited – Associate of ICICI Bank Limited	Brokerage Expenses Establishment Expenses Fee Income	90 5,760 3,000
ICICI Lombard General Insurance Company Limited – Subsidiary of ICICI Bank Limited	Establishment Expenses	2,210

The control exists over the following parties with whom	there are no transactions:
a. ICICI Brokerage Services Limited
(b) ICICI Securities Holdings Inc.
(c) ICICI Securities Inc.

11.	For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

Signatures to Schedules A to T

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants			For and on behalf of the Board

K.V. KAMATH Chairman

J. M. GANDHI Partner			LALITA D. GUPTE Director

Mumbai, April 17, 2003	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile

1.	Registration Details
	Registration No.	1	3	1	9	0	0	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
	(Amount in Rupees thousand)
	Public Issue								Bonus Issue
						N	I	L						N	I	L
	Rights Issue								Private Placement
						N	I	L						N	I	L

3.	Position of Mobilisation and Deployment of Funds
	(Amount in Rupees thousand)
	Total Liabilities and Shareholders’ Funds								Total Assets
	2	1	9	0	9	4	3	0	2	1	8	9	8	4	3	9
	Sources of Funds
	Paid-up Capital								Reserves and Surplus
		2	0	3	0	0	3	0		1	4	8	0	7	8	0
	Secured Loans								Unsecured Loans
		8	0	0	0	0	0	0	1	0	3	9	8	6	2	0
	Application of Funds
	Fixed Assets								Investments
			1	0	7	7	6	0		1	8	7	3	9	5	0
	Net Current Assets								Miscellaneous Expenditure
	1	9	9	2	4	6	7	0						N	I	L
4.	Performance of Company (Amount in Rupees thousand)
	Turnover								Total Expenditure
		3	0	5	3	1	9	0		1	5	5	9	6	0	0
	Profit before Tax								Profit after Tax
		1	4	9	3	5	9	0		1	0	2	9	4	4	0
	Earning per Share in Rupees								Dividend Rate %
					5	.	0	7						3	5%
5.	Generic Names of Three Principal Services of the Company (As per monetary terms)
	Item Code No. : Not Applicable
	Product Description : Securities Investment and Trading Investment Banking Activities and Corporate Finance

For and on behalf of the Board

K.V. KAMATH Chairman

LALITA D. GUPTE Director

Mumbai, April 17, 2003	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO

cash flow statement
for the year ended March 31, 2003
(Rs. in ’000s)	March 31, 2002
A.	Cash Flow From Operating Activities
	Profit Before Tax	1,493,590		1,876,170
	– (Profit)/Loss on Sale of Fixed Assets	1,070		5,450
	– Depreciation	15,310		13,440
	– Deferred Revenue Expenses Written Off	—		43,460
	– Provision for Wealth Tax	100		100
	– Bad and Doubtful Debts (Net)	3,480		7,760

	Operating Profit before Changes in Operating Assets and Liabilities		1,513,550	1,946,380
	Adjustments for net change in Operating Assets and Liabilities
	– Current Assets excluding Cash and Cash Equivalents	(73,130)		(7,281,110)
	– Loans and advances relating to Operations	(193,330)		2,606,250
	– Current Liabilities relating to Operations	100,540		(246,150)

			(165,920)	(4,921,010)

	Cash Generated from Operations		1,347,630	(2,974,630)
	Payment of Taxes (Net)		(325,780)	(568,68)

	Net Cash from Operating Activities		1,021,850	(3,543,310)

B.	Cash Flow From Investment Activities
	– Acquisition of Equity Investments in Subsidiary Companies		(24,410)	—
	– Purchase of Investments		(1,323,110)	(12,350)
	– Purchase of Fixed Assets	(17,490)		(13,350)
	– Sale of Fixed Assets	530	(16,960)	370

	Net cash used in Investment Activities		(1,364,480)	(25,330)

C	Cash Flow From Financing Activities
	– Borrowings (net of repayments)		108,740	4,267,680
	– Proceeds from Issue of Debentures		954,360	150,000
	– Payment of Dividends (including Dividend Tax)		(710,510)	(851,230)

			352,590	3,566,450

	Net Cash used in Financing Activities
	Net Change in Cash & Cash Equivalents		9,960	(2,180)
	Cash and Cash Equivalents at the Beginningof the Year		13,420	15,600

	Cash and Cash Equivalents at the End of the Year		23,380	13,420

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants			For and on behalf of the Board

K.V. KAMATH Chairman

J. M. GANDHI Partner			LALITA D. GUPTE Director

Mumbai, April 17, 2003	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO

statement pursuant to section 212
of the Companies Act, 1956, relating to subsidiary companies

					(Rs. in ’000s)

Sr. No.		Name of the Subsidiary Company	ICICI Brokerage Services Limited	ICICI Securities Holdings, Inc.	ICICI Securities, Inc.

1.	The financial year of the Subsidiary Company ended on		March 31, 2003	March31, 2003	March31, 2003

2.	(a)	Number of Equity Shares held by ICICI Securities Limited and/or its nominees in the Subsidiary as on March 31, 2003	4,500,700 Equity Shares of Rs. 10 each Fully Paid-up	1,600,000 Equity Shares of US$1.00 per unit Fully Paid up	1,050,000 Equity Shares of US $1.00 per unitFully Paid up held by ICICI Securities Holdings Inc.

	(b)	Extent of interest of ICICI Securities Limited in the Capital of the Subsidiary	100%	100%	100%

3		Net aggregate amount of Profits/Losses of the Subsidiary so far as it concerns the Members of ICICI Securities Limited and is not dealt with in the Accounts of ICICI Securities Limited

	(a)	Profits (losses) of the Subsidiary for the financial year ended on March 31, 2003	54,820	3,060	(5,489)

	(b)	Profits (losses) for the previous financial years of the Subsidiary since it became Subsidiary o fICICI Securities Limited	89,230	(9,103)	(18,133)

4		Net aggregate amount of Profits/Losses of the Subsidiary so far as dealt with or provisions made for those losses in the Accounts of ICICI Securities Limited

	(a)	Profits of the Subsidiary for the financial year ended on March 31, 2003	Nil	Nil	Nil

	(b)	Profits for the previous financial years of the Subsidiary since it became Subsidiary of ICICI Securities Limited	2,250	Nil	Nil

For and on behalf of the Board

K.V. KAMATH Chairman

LALITA D. GUPTE Director

Mumbai, April 17, 2003	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO

CONSOLIDATED FINANCIAL STATEMENTS OF ICICI SECURITIES LIMITED AND ITS SUBSIDIARIES

auditors’ report
to the members of ICICI Securities Limited and Subsidiaries (Group)

We have audited the attached Consolidated Balance Sheet of ICICI SECURITIES LIMITED and subsidiaries (Group) as at March 31, 2003, the Consolidated Profit and Loss Account and Consolidated Cash Flow Statement of the Group for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

1.	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;
2.	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
3.	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956, in so far as they are applicable to the Company;
4.	the consolidation has been carried out as per Accounting Standard – 21 ‘Consolidated Financial Statements’ issued by the Institute of the Chartered Accountants of India;
5.	in our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give a true and fair view :
(i) in the case of the Balance Sheet, of the state of affairs of the group as at March 31, 2003;
(ii) in the case of the Profit and Loss Account, of the Profit of the group for the year ended on that date; and
(iii) in the case of Cash Flow Statement, of the cash flows for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 17, 2003

balance sheet
as at March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
SOURCES OF FUNDS
1.	Shareholders’ Funds
	A. Share Capital		A	2,030,030		2,030,030
	B. Reserves and Surplus		B	1,595,710		1,225,700

					3,625,740	3,255,730
2.	Loan Funds
	A.	Secured Loans	C		8,000,000	11,258,300
	B.	Unsecured Loans	D		10,398,620	6,077,220

					22,024,360	20,591,250

APPLICATION OF FUNDS
1.	Fixed Assets		E
	Gross Block			228,440		233,660
	Less: Depreciation			113,130		117,430

	Net Block				115,310	116,230
2.	Investments		F		1,753,920	430,810
3.	Deferred Tax Asset				1,970	6,100
4.	Current Assets, Loans and Advances
	A.	Current Assets
		(a) Interest Accrued	G	471,180		682,460
		(b) Securities held as Stock-in-Trade	H	19,016,780		18,859,430
		(c) Sundry Debtors	I	219,160		60,220
		(d) Cash and Bank Balances	J	211,780		135,880
	B.	Loans and Advances	K	2,926,850		2,378,910

				22,845,750		22,116,900
	Less:	Current Liabilities and Provisions :	L
		A. Current Liabilities		453,740		333,310
		B. Provisions		2,238,850		1,745,480

	NET CURRENT ASSETS				20,153,160	20,038,110

					22,024,360	20,591,250

		Notes forming part of the Accounts and Accounting Policies	T

profit and loss account
for the year ended March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
INCOME FROM OPERATIONS
(a)	Income from Services	M	288,100		192,840
(b)	Interest Income	N	1,307,720		1,675,890
(c)	Profit / (Loss) on Securities	O	1,229,250		1,649,600
(d)	Other Income	P	379,480		370,490

				3,204,550	3,888,820
Less: Operating Expenditure
(a)	Financial Charges and
	Operating Expenses	Q		956,310	1,413,690

				2,248,240	2,475,130
EXPENDITURE
Less: Administrative Expenditure
(a)	Payments to and Provisions
	for Employees	R	247,050		242,900
(b)	Establishment Expenses	S	404,180		338,220
(c)	Depreciation -		17,070		15,330

				668,300	596,450

Profit Before Taxation				1,579,940	1,878,680
Less:	Provision for Taxation			494,000	622,980
	Deferred Tax Adjustment			4,130	(20,186)

Profit After Taxation				1,081,810	1,275,890
	Brought forward from previous years			202,920	116,050

	Amount available for appropriations			1,284,730	1,391,940
	Transfer to Special Reserve			205,890	255,780
	Transfer to General Reserve			102,940	127,890
	Interim Dividend (Current Year
	Subject to Tax)			710,510	730,810
	Tax on Dividend			—	74,540

	Balance carried to Balance Sheet			265,390	202,920

	Notes forming part of the Accounts and Accounting Policies	T

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants			For and on behalf of the Board

K.V. KAMATH Chairman

J. M. GANDHI Partner			LALITA D. GUPTE Director

Mumbai, April 17, 2003	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO

schedules
forming part of the Accounts
(Rs. in ’000s)	March 31, 2002
SCHEDULE “A” – SHARE CAPITAL
Authorised:
50,00,00,000 Equity Shares of Rs. 10 each	5,000,000	5,000,000

Issued:
20,30,02,800 Equity Shares of Rs. 10 each	2,030,030	2,030,030

Subscribed and Paid up:
20,30,02,800 Equity Shares of Rs. 10 each	2,030,030	2,030,030

Notes :
Of the above, 20,28,33,200 ( Previous year - 20,28,33,200) Equity Shares of Rs.10 each are held by ICICI Bank Limited (the holding company) and its nominees.

SCHEDULE “B” – RESERVES AND SURPLUS:
					(Rs. in ’000s)

	Balance as	Additions/	Deductions/	Balance	Balance
	on April 1,	transfers	transfers	as on	as on
	2002	during the	during the	March 31,	March 31,
		Period	Period	2003	2002

Share Premium Account	112,800	—	—	112,800	112,800
General Reserve	389,000	102,940	—	491,940	389,000
Special Reserve (maintained
under Section	519,130	205,890	—	725,020	519,130
45 IC of the RBI Act, 1935)
Translation Reserve	1,860	—	—	560	1,860
Profit and Loss Account	202,920			265,390	202,920

Total				1,595,710	1,225,710

				(Rs. in ’000s	March 31, 2002
SCHEDULE “C” — SECURED LOANS
Borrowings from Reserve Bank of India (Secured by Government Securities of face value Rs.8,050 million; Previous year - Rs. 11,271.50 million)				8,000,000	10,663,900
Repo Borrowings from Banks (Secured by Underlying Security)				—	594,400

Total				8,000,000	11,258,300

SCHEDULE “D” — UNSECURED LOANS
Short Term Loans	—	1,368,500
Subordinated Bonds issued as Tier III Capital	750,000	500,000
Inter-Corporate Borrowings	380,700	625,000
Money at Call and Short Notice
– From Banks	3,440,000	830,000
– From Others	1,386,700	10,000
Commercial Paper Borrowings	2,270,720	1,527,580
7.00% Debentures 2003	110,000	—
(Redeemable at par by April 2003)
Floating Rate Debenture	500,000	—
(Redeemable at par by April 2003)
Floating Rate Debenture 2003	295,000	—
(Redeemable at par by May 2003)
Floating Rate Debenture 2003	340,500	—
(Redeemable at par by June 2003)
6.05% Debentures 2003	100,000	—
(Redeemable at par by April 2003)
6.10% Debentures 2003	250,000	—
(Redeemable at par by April 2003)
6.00% Debentures 2003	200,000	—
(Redeemable at par by June 2003)
7.55% Debentures 2003	295,000	—
(Redeemable at par by May 2003)
6.25% Debentures 2003	70,000	—
(Redeemable at par by April 2003)
7.75% Debentures 2003	10,000	—
(Redeemable at par by April 2003)
Floating Rate Debenture	—	768,000
(Redeemable at par by May 2002)
8.50% Debentures 2002	—	100,000
(Redeemable at par by April 2002)
7.95% Debentures 2002	—	5,640
(Redeemable at par by April 2002)
8.15% Debentures 2002	—	45,000
(Redeemable at par by April 2002)
7.86% Debentures 2002	—	250,000
(Redeemable at par by April 2002)
8.45% Debentures 2002		47,500
(Redeemable at par by April 2002)
Total	10,398,620	6,077,220

SCHEDULE “E” – FIXED ASSETS
								(Rs. in ’000s)

			Gross Block (at Cost)					Net Block

	April 1,	Additions	Sale/Adj	March 31,	Additions	Sale/Adj	March 31,	March 31,	March 31,
	2002			2003			2003	2003	2002

Freehold Land	57,230	—	—	57,230	—	—	—	57,230	57,230
Building	10,050	—	—	10,050	390	—	2,710	7,340	7,730
Improvements to Leasehold Property	21,530	—	—	21,530	2,630	—	18,920	2,610	5,240
Plant and Machinery/Electrical Installation	5,980	—	30	5,950	360	—	3,820	2,130	2,520
Office Equipment	29,090	5,080	1,330	32,840	2,860	850	16,180	16,660	14,920
Computers & Software	75,620	12,150	18,470	69,300	8,180	17,990	53,140	16,160	12,670
Furniture and Fixtures	21,330	570	1,860	20,040	1,470	1,540	13,150	6,890	8,110
Vehicles	2,760	—	1,260	1,500	150	950	1,150	350	810
BSE Membership Rights	10,000	—	—	10,000	1,000	—	4,070	5,930	6,930

Sub-Total	233,590	17,800	22,950	228,440	17,040	21,330	113,130	115,310	116,160

Capital Work-in-Progress	—	—	—	—	—	—	—	—	70

Net Block	233,590	17,800	22,950	228,440	17,040	21,330	113,130	115,310	116,230

Previous Year	235,700	15,000	17,030	233,660	113,300	15,330	11,200	116,230

schedules
forming part of the Accounts	Continued

SCHEDULE “F” – INVESTMENTS - LONG TERM (AT COST, QUOTED UNLESS OTHERWISE STATED)
				(Rs. '000s)

Name of the Company	Quantity in	Face Value	March 31,	March
	thousands	per unit (Rs.)	2003	2002

Bonds/Units
Birla Bond Plus	232.3 (Nil)	10	250,000
Birla Bond Plus	231.9 (Nil)	10	250,000
HDFC Short Term Plan	236.8 (Nil)	10	250,000
JM Short Term Fund	291.3 (Nil)	10	300,480
JM Short Term Fund	243.5 (Nil)	10	253,440
Kotak Mahindra	193.5 (Nil)	10	200,000
Prudential ICICI Short Term Plan	229.3 (Nil)	10	250,000
ICICI Limited 2002	Nil (500.0)	100	—	430,810

Total			1,753,920	430,810

Notes :
1. The aggregate cost and market value of the quoted Investments as at March 31, 2003 is Rs. 1,753,920 thousand and Rs. 1,807,500 thousand respectively (Previous year - Rs. 430, 810 thousand and Rs. 430,800 thousand respectively).

SCHEDULE “G” – INTEREST ACCRUED
	(Rs. '000s)	March 31, 2002
On Investments	—	40,330
On Stock-in-Trade	442,410	611,330
On Loans and Advances	28,770	30,800

Total	471,180	682,460

SCHEDULE “H” – SECURITIES HELD AS STOCK IN TRADE

(at lower of cost or market value) (Quoted unless otherwise stated)	Total Face Value (in Rupees thousands)	(Rs. in ’000s)	March 31, 2002

Government of India Securities and Deemed Government of India Securities
6.96% Oil Co Bonds 2009	250,000 (Nil)	251,870	—
7.27% Government of India 2013	300,000 (Nil)	317,080	—
7.40% Government of India 2012	315,000 (Nil)	336,420	—
7.46% Government of India 2017	400,000 (Nil)	426,000	—
7.55% Government of India 2010	300,000 (Nil)	319,500	—
8.07% Government of India 2017	311,800 (Nil)	349,840	—
8.25% Government of India 2005	30 (30)	30	30
8.35% Government of India 2022	510,700 (Nil)	582,700	—
9.39% Government of India 2011	300,000 (926,500)	355,800	1,027,030
9.40% Government of India 2012	700,000 (150,000)	836,150	167,100
9.81% Government of India 2013	200,000 (1,300,000)	249,600	1,483,950
9.85% Government of India 2015	300,000 (1,335,000)	380,850	1,538,590
9.90% Government of India 2005	Nil (150,000)	—	162,450
10.03% Government of India 2019	650,000 (Nil)	843,700	—
10.18% Government of India 2026	Nil (175,000)	—	206,760
10.25% Government of India 2021	100,000 (197,600)	133,100	233,460
10.71% Government of India 2016	Nil (600,000)	—	727,800
11.00% Government of India 2002	Nil (100)	—	100
11.00% Government of India 2006	300,000 (130,900)	342,600	150,210
11.03% Government of India 2012	150,000 (Nil)	195,600	—
11.10% Government of India 2003	Nil (2,209,780)	—	2,305,910
11.15% Government of India 2002	Nil (800)	—	810
11.19% Government of India 2005	200,000 (50,000)	222,100	56,430
11.40% Government of India 2008	2,300,000 (800,000)	2,838,660	967,200
11.50% Government of India 2011	400,000 (2,150,000)	530,800	2,690,730
11.50% Government of India 2007	400,000 (Nil)	475,180	—
11.78% Government of India 2003	Nil (39,300)	—	41,850
11.99% Government of India 2009	2,750,000 (1,050,000)	3,508,690	1,302,000
12.50% Government of India 2004	202,550 (960,000)	214,910	1,060,800
13.80% Government of India 2002	Nil (24,810)	—	25,080
6.60% Government of Jammu and Kashmir 2013	30,000 (Nil)	29,150	—
7.80% Government of Andhra Pradesh 2012	10,000 (Nil)	10,500	—
7.80% Government of Maharashtra 2012	10,000 (Nil)	10,500	—
8.30% Government of Kerala 2012	15,400 (Nil)	16,700	—
12.50% Government of Maharashtra 2004	10,350 (Nil)	10,970	—

		13,789,000	14,148,290

	Total Face Value (in Rupees thousands)	(Rs. in '000s)	March 31, 2003
Treasury Bills
364 Day Treasury Bills 11-07-2003	50,000 (Nil)	47,560	—
364 Day Treasury Bills 12-12-2003	100,000 (Nil)	95,690	—
364 Day Treasury Bills 20-02-2004	400,000 (Nil)	379,960	—
364 Day Treasury Bills 05-03-2004	100,000 (Nil)	94,690	—
364 Day Treasury Bills 19-03-2004	600,000 (Nil)	566,640	—
91 Day Treasury Bills 01-05-2003	300,000 (Nil)	14,204	—

		1,198,744	—

Zero Coupon Bonds
Power Finance Corp. Limited 2022	30,900 (Nil)	6,480	—

		6,480	—

Fixed Rate Bonds
6.05% Exim Bank of India 2007	200,000 (Nil)	196,000	—
6.20% Exim Bank of India 2008	50,000 (Nil)	47,920	—
6.30% Exim Bank of India 2007	100,000 (Nil)	96,390	—
6.90% Union Bank of India 2010	321,000 (Nil)	313,930	—
7.50% Power Finance Corp. Limited 2009	50,000 (Nil)	50,700	—
7.85% Powergrid Corp. Limited 2005	150,000 (Nil)	152,770	—
8.05% National Thermal Power Corp. Limited 2006 – 2007	450,000 (Nil)	465,470	—
8.63% Powergrid Corp. Limited 2010 – 2016	260,000 (Nil)	278,190	—
8.85% Bharat Heavy Electricals Limited 2008	350,000 (Nil)	371,350	—
8.90% Neyveli Lignite Corp. Limited 2009	Nil (100,000)	—	98,420
9.00% Power Finance Corp. Limited 2009	50,000 (Nil)	54,200	—
9.20% Powergrid Corp. Limited 2006	Nil (50,000)	—	49,760
9.25% Power Finance Corp. Limited 2012	Nil (334,700)	—	331,340
9.70% Canara Bank 2007	Nil (5,000)	—	5,030
9.70% Powergrid Corp. Limited 2006 – 2017	Nil (600,000)	—	584,960
9.90% Bharat Petroleum Corp. Limited 2008	150,000 (150,000)	162,670	152,880
9.95% Bharat Petroleum Corp. Limited 2008	100,000 (200,000)	108,550	204,160
10.00% Housing Urban Development Corp. 2012	Nil (90,000)	—	87,300
10.00% National Thermal Power Corp. Limited 2007 – 2009	Nil (103,200)	—	103,200
10.00% Steel Authority Of India Limited 2003	Nil (80,000)	—	79,900
10.40% Bharat Sanchar Nigam Limited 2006	Nil (50,000)	—	51,080
10.80% Infrastructure Development 2006	Nil (50,000)	—	52,440
11.55% State Bank Of India 2006	Nil (100,000)	—	106,880
11.75% ICICI Bank Limited 2002	Nil (5,100)	—	4,460
12.00% Bharat Petroleum Corp. Limited 2006	Nil (150,000)	—	159,940
13.75% ICICI Bank Limited 2003	50,000 (50,000)	52,220	52,780
13.75% ICICI Bank Limited 2003	Nil (50,000)	—	52,460
14.50% National Aluminium Co Limited 2005	150,000 (Nil)	110,620	—
16.00% ICICI Bank Limited 2003	Nil (150,000)	—	166,510
16.00% ICICI Bank Limited 2003	Nil (50,000)	—	55,600

		2,460,980	2,399,100

Debentures
5.95% Indogulf Corp. Limited 2008	50,000 (Nil)	47,870	—
6.00% Housing Development Finance Corp. Limited 2005	100,000 (Nil)	97,550	—
6.10% Housing Development Finance Corp. Limited 2008	250,000 (Nil)	240,000	—
6.20% Reliance Industries Limited 2007	350,000 (Nil)	336,870	—
6.30% Housing Development Finance Corp. Limited 2007	200,000 (Nil)	193,500	—
6.45% Reliance Industries Limited 2012	100,000 (Nil)	91,200	—
7.05% Housing Development Finance Corp. Limited 2007	50,000 (Nil)	49,680	—
7.10% LIC Housing Finance Corp. Limited 2009	50,000 (Nil)	48,880	—
7.95% Hindalco Industries Limited 2009	50,000 (Nil)	51,700	—
8.34% BSES Limited 2007	Nil (250,000)	—	242,800
8.65% Reliance Industries Limited 2007	50,000 (Nil)	52,380	—
8.80% Housing Development Finance Corp. Limited 2006	50,000 (Nil)	52,780	—
8.85% Grasim Industries Limited 2008	Nil (150,000)	—	147,090
9.00% LIC Housing Finance Corp. Limited 2007	Nil (50,000)	—	49,020
9.25% LIC Housing Finance Corp. Limited 2009	Nil (50,000)	—	48,340
9.60% Gujarat Ambuja Cements Limited 2008	Nil (100,000)	—	98,340
9.60% Reliance Industries Limited 2006	Nil (50,000)	—	49,940
9.70% Grasim Industries Limited 2008	Nil (100,000)	—	101,080
9.75% Hindalco Industries Limited 2008	Nil (250,000)	—	254,770
9.75% ICICI Bank Limited 2007	Nil (100,000)	—	98,020
9.90% Reliance Industries Limited 2006	Nil (50,000)	—	50,530
10.10% Grasim Industries Limited 2006	Nil (50,000)	—	51,200
10.75% Grasim Industries Limited 2005	Nil (50,000)	—	52,210
11.22% Hindalco Industries Limited 2008	Nil (250,000)	—	265,930
11.75% Great Eastern Shipping Co Limited 2002 - 2006	Nil (50,000)	—	50,250
12.70% Reliance Industries Limited 2007	100,000 (Nil)	122,260	—
13.00% Reliance Petrochemicals Limited 2004	Nil (50,000)	—	53,810
13.20% Indian Rayon and Industries Limited 2003	Nil (50,000)	—	53,120
13.50% Prism Cement Limited 2004	3,105 (1,553)	90	870

		1,384,760	1,667,320

20

schedules
forming part of the Accounts	Continued
	Total Face Value (in Rupees thousands)	(Rs. in '000s)	March 31, 2003

Debentures (Unquoted)
10.00% Rama Newsprint & Papers Limited 2004	Nil (90,835)	—	79,080
12.50% Arvind Mills Limited 2000	Nil (4,092)	—	3,690
15.00% Pal Peugot Limited 2004	16,160 (16,160)	12,170	12,170
17.50% Grapco Granites Limited 1998	20,000 (20,000)	18,250	18,250
17.50% Grapco Granites Limited 2000	15,000 (15,000)	13,100	13,100
17.50% Grapco Mining Limited 1995	10,000 (10,000)	9,310	9,310
18.00% Parasrampuria Synthetics Limited 1999	20,000 (20,000)	17,620	17,620
19.50% Grapco Granites Limited 1998	20,000 (20,000)	18,920	18,920
20.00% Das Lagerwey 1996	30,000 (30,000)	30,000	30,000
20.00% Veena Textiles Limited 1996	15,000 (15,000)	14,300	14,300
22.00% GTV Spinners Limited 1996	4,529 (4,529)	4,480	4,480

		138,150	220,920

Equity
Balaji Telefilms Limited	43 (Nil)	1,150	—
Bharat Forge Limited	1,500 (1,500)	29,700	16,020
Bharat Forge Utilities Limited	750 (750)	—	—
Bhushan Steel Limited	7,828 (7,828)	18,980	12,130
Biochem Synergy Limited	635 (635)	—	—
Britania Industries Limited	2 (Nil)	110	—
CRISIL	2 (Nil)	50	—
Dabur India Limited	76 (Nil)	270	—
Eveready Industries India Limited	5,059 (5,059)	5,200	5,520
Hughes Tele.Com (India) Limited	Nil (121,782)	—	85,250
India Containers Limited	934 (934)	—	—
Indian Seamless Metaltube Limited	1,000 (1,000)	800	1,040
Inland Printers Limited	7,992 (7,992)	—	—
Jocil Ind Limited	2,371 (2,371)	—	—
Kallam Spinning Mills Limited	4,634 (4,634)	—	—
Nucent Finance Limited	1(1)	—	—
Parakaram Tehcnofab Limited	1,910 (1,910)	—	—
Parasrampuria Synthetics Limited	2,151 (2,151)	10	10
Rama Newsprint Limited	10 (10)	—	—
Shri Renuga Textiles Limited	1,000 (1,000)	—	—
South Indian Bank Limited	3,081 (3,081)	10,990	13,250
Sun Pharmaceuticals Limited	37 (19)	90	90
Sunshield Chemicals Limited	2(2)	—	—
Tata Investment Corp. Limited	768 (768)	5,830	6,590
Unipon Industries Limited	2,177 (2,177)	—	—
United Breweries (Holdings) Limited	41 (Nil)	70	—
United Breweries Limited	25 (Nil)	180	—
Usha Beltron Limited	625 (625)	3,140	3,340
Usha Martin Infotech Limited	625 (625)	250	1,250
Vickers System Limited	1(1)	—	—

		76,820	144,490

Units
HDFC Liquid Fund Dividend Option	Nil (500,017)	—	500,230
J M Income Fund Growth Option	4,133 (Nil)	100,000	—

		100,000	500,230

Total		19,154,934	19,080,350
Less: Provision against Non-performing
Assets / Bad debts written off		138,150	220,920

Grand Total		19,016,780	18,859,430

Notes :
1.	Certain Debentures which have defaulted for payment on maturity date have been written off. However, the same have been continued to be disclosed as Stock-in-trade to reflect existence of the claim on the Issuer/Seller.

2.	The aggregate carrying value and market value of quoted securities as at March 31, 2003 is Rs. 18,916,780 thousand and Rs. 18,919,050 thousand respectively. (Previous year -Rs. 18,359,190 thousand and Rs. 18,369,490 thousand respectively).

	SCHEDULE “I” – SUNDRY DEBTORS (Unsecured)
		(Rs. is ’000s)	March 31, 2002
(A)	Receivables outstanding for a period exceeding six months:
	Considered Doubtful	3,070	3,240
(B)	Other Receivables Considered Good :
	Fees Receivable	13,610	13,290
	Trade Receivables	205,550	46,930

		222,230	63,460
Less:	Provision for Doubtful Debts	3,070	3,240

Total		219,160	60,220

SCHEDULE “J” – CASH AND BANK BALANCES
Cash and Cheques on hand		100	90
In Current Accounts with Scheduled Banks		49,140	27,040
In Current Accounts with Reserve Bank of India		10,040	9,780
Fixed Deposits with Scheduled Banks		152,500	98,970
(Under lien with Stock Exchanges Rs. 133,000 thousand; Previous year Rs. 81,890 thousand))
Total		211,780	135,880

SCHEDULE “K” – LOANS AND ADVANCES
(Unsecured and considered good unless otherwise stated)
Advances
(Recoverable in cash or in kind or for value to be received)
Advance Income and Other Tax		2,223,460	1,875,890
Security Deposit for Leased Premises		122,560	228,080
Other Advances and Deposits		61,880	59,090
Application Money for Securities		500,010	200,000
Deposit with stock exchanges		18,940	18,440

		2,926,850	2,381,500
Less: Provision for Doubtful Advances		—	2,590

Total		2,926,850	2,378,910

SCHEDULE “L” – CURRENT LIABILITIES AND PROVISIONS
(A) Current Liabilities :
Interest Accrued but not due		32,500	77,320
Sundry Creditors		148,300	94,490
Sundry Creditors for Expenses		123,370	50,620
Other Liabilities		148,950	110,720
Unclaimed Dividends		620	160

Total (A)		453,740	333,310

(B) Provisions :
Income and Other Taxes		2,229,830	1,735,730
Retirement Benefits		9,020	9,750

Total (B)		2,238,850	1,745,480

SCHEDULE “M” – INCOME FROM SERVICES
Issue Management Fees		20,560	9,300
Financial Advisory Services		73,420	26,060
Syndication Fees		36,490	41,840
Underwriting Commission		3,100	2,530
Brokerage and Commission		154,530	113,110

Total		288,100	192,840

SCHEDULE “N” – INTEREST INCOME
Interest on Securities Held as Stock-in-Trade
– Stock-in-Trade		1,123,470	1,325,540
Income on Discounted Instruments
– Investments		25,510	104,830
– Stock-in-Trade		102,090	55,760
Interest on Repo and Call Lendings		13,550	85,320
Interest on Inter-Corporate Deposits		—	40,930
Interest on Deposits for Leased Premises		36,810	48,020
Interest on Income Tax Refund		—	3,160
Interest on Other Loans and Advances		6,290	12,330

Total		1,307,720	1,675,890

SCHEDULE “O” – PROFIT/(LOSS) ON SECURITIES
Profit on Sale of Investments		1,090	2,520
Sale of Securities	543,914,020		547,023,230
Less: Purchases	542,790,340		552,937,680

	1,123,680		(5,914,450)
Add/Less: Increase/(Decrease)
In Closing Stock	74,590		7,526,870

Profit on Stock-In-Trade		1,198,270	1,612,420
Derivaties		29,890	34,660

Total		1,229,250	1,649,600

schedules
forming part of the Accounts	Continued
(Rs. in ’000s)	March 31, 2002
SCHEDULE “P” – OTHER INCOME
Dividend Income from Mutual Funds/Companies		350,600	337,090
Recovery against Bad Debts Written Off		27,500	31,920
Miscellaneous Income		1,380	1,480

Total		379,480	370,490

SCHEDULE “Q” – FINANCIAL CHARGES AND
OPERATING EXPENSES
Interest on Fixed Loans and Debentures		410,030	800,820
Interest on Borrowings from Reserve Bank of India		34,540	111,340
Interest on Repo and Call Borrowings		428,020	361,340
Procurement Expenses		24,180	91,280
Guarantee Commission		480	650
Rating Agency Fees		3,120	3,680
Turnover Fees		10	800
Transaction Charges		9,880	1,220
Brokerage and Stamp Duty		35,990	30,910
Bank Charges		2,940	2,800
Custodial Services		2,670	1,090
Doubtful Debts Written Off / Provided	13,970		10,600
Less: Opening Provision	9,520		2,840

		4,450	7,760

Total		956,310	1,413,690

SCHEDULE “R” – PAYMENTS TO AND
PROVISIONS FOR EMPLOYEES
Salaries, Wages and Incentive		230,420	228,410
Contribution to Provident and other Funds		9,340	6,810
Staff Welfare Expenses		7,290	7,680

Total		247,050	242,900

SCHEDULE “S” – ESTABLISHMENT AND
OTHER EXPENSES
Rent and Amenities		231,570	155,160
Insurance		2,910	1,850
Travelling, Conveyance and Motor Car Expenses		36,310	30,610
Business Promotion Expenses		22,860	3,570
Repairs, Maintenance and Upkeep		19,800	19,460
Rates and Taxes		1,700	1,750
Electricity Expenses		9,180	8,900
Loss on Sale of Fixed Assets		1,090	5,450
Communication Expenses		13,080	14,340
Printing and Stationery		6,570	5,350
Deferred Revenue Expenditure Written Off		—	43,460
Subscription and Periodicals		18,980	11,250
Professional Fees		8,680	12,750
Advertisement Expenses		70	3,330
Auditors’ Remuneration		2,210	2,340
Miscellaneous Expenses		29,170	18,650

Total		404,180	338,220

SCHEDULE “T” – NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES

Income from Brokerage activities is recognized as income on the trade date of the transaction. Related expenditure incurred for procuring business is accounted for as procurement expenses.
1.		Significant Accounting Policies:

	(i)	Method of Accounting

The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

	(ii)	Revenue Recognition

In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.

(iii)	Stock-in-trade and Investments

(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown as current assets. Other securities acquired with the intention of long-term holding are considered as ‘Investments’.

(b) In respect of investments, brokerage and stamp duty payable are considered to arrive at the cost. However, in respect of securities held as stock-in-trade, brokerage and stamp duty are written off as revenue expenditure. Commission earned in respect of securities held as stock-in-trade and investments acquired from the primary market and on devolvement are adjusted from the cost of acquisition.

(c) The securities held as stock-in-trade under current assets are valued at cost or market/fair value, whichever is lower. In case of investments transferred to stock-in-trade, carrying amount on the date of transfer is considered as cost. In case of unquoted shares fair value is taken at break-up value of shares as per the latest audited balance sheet of the concerned company. In case of debt instruments, fair value is worked out on the basis of yield to maturity rate selected considering quotes where available and credit profile of the issuer.

(d) The investments are shown in balance sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.

(iv)	Repurchase and Resale Transactions (Repo)

As a Primary Dealer, Reserve Bank of India has permitted the Company to enter into Repo transactions. Such transactions are treated as secured borrowing / lending transactions and accordingly disclosed in the financial statements. The difference between purchase and sale consideration is treated as interest and is accounted as income or expenditure, as the case may be, over the period of the contract.

(v)	Zero Coupon Instruments

The difference between the acquisition price and maturity value of zero coupon instruments are treated as interest and is recognised as income over the remaining life of the instrument.
(vi)	Fixed Assets and Depreciation

Fixed assets are stated at historical cost. Expenditure incurred on plumbing, flooring and other civil works at leased premises prior to its occupation by the Company have been capitalized as “Improvement to Leasehold Property”.

Depreciation on fixed assets other than the leased assets and improvement to leasehold property is provided on written down value method at the rate prescribed in Schedule XIV of the Companies Act, 1956. Additionally, the written down value of an asset falls below Rs. 5,000 or the cost of which is less than Rs. 5,000 is fully depreciated.

Membership Rights of Stock Exchanges is treated as an asset and the value paid to acquire such rights is amortised over a period of 10 years.

The management has decided to capitalize expenditure incurred on software from the current financial year. As a result of this change profit for the period is higher by Rs. 4,600 thousand.

(vii)	Sundry debtors and creditors

Amounts receivable from and payable to clients for broking transactions are recognised on trade date basis and disclosed separately as sundry debtors and creditors.

(viii)	Deferred Tax

The tax effects of significant temporary differences are reflected through a deferred tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and loss Account.

schedules
forming part of the Accounts	Continued

(ix)	Provision for doubtful Loans and Advances

The policy of provisioning against Non Performing Loans and Advances has been decided by the management considering prudential norms issued by the Reserve Bank of India for Non Banking Financial Companies except that amounts recovered for provisioning. As per the policy adopted, the provision against sub standard assets are fixed on a conservative basis, taking into account management’s perception of the higher risk associated with the business of the Company. Certain Non Performing Loans and Advances are considered as loss assets and full provision has been made against such assets.

(x)	Miscellaneous Expenditure

Lease rentals and other revenue expenditure incurred on leased premises prior to occupation of the premises are amortized over the balance period of the lease, starting from the date of occupation of leased premises.

(xi)	Foreign Currency Transactions

Expenses and income are recorded at the exchange rate prevailing on the date of transaction. Assets and Liabilities at the balance sheet date are restated at the exchange rate prevailing on the Balance Sheet date. Exchange differences arising on settlement of the transaction and on account of restatement of assets and liabilities are dealt with in the profit and loss account.

(xii)	Retirement Benefits

Provident Fund contribution is paid to the Provident Fund Commissioners’ fund while gratuity is covered under schemes with Life Insurance Corporation (LIC) and contribution is made to LIC.

	(xiii)	Derivatives
		(a)	Gains are recognized only on settlement / expiry of the derivative instruments.

		(b)	All open positions are marked to market and the unrealized gains/loss are netted off on a scrip wise basis. Mark-to-market gains, if any, are not recognised.

		(c)	Debit / credit balance on open position are shown as current assets / current liabilities, as the case may be.

2.	Contingent Liabilities

	(a)	Outstanding counter guarantees for subsidiary company, as at March 31, 2003 is Rs. 130,000 thousand (Previous year – Rs. 43,500 thousand).

	(b)	Income tax and interest tax matters disputed by the Company Rs. 110,960 thousand (Previous year - Nil).
3.	Notional Principal outstanding on account of Swaps / Forward Rate Agreements / Currency Swaps Rs. 161,846,260 thousand (Previous year - Rs. 50,550,000 thousand).

4.	Related Party Disclosures
The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties: -
		(Rs. in ’000s)

Name of the related Party	Type of Transactions	Amount

ICICI Bank Limited
– The Holding Company	Establishment Expenses	112,100
	Dividend paid	709,920
	Procurement Expenses	12,290
	Fee Income	2,300
	Brokerage Income	1,520
	Interest Income	6,920
	Guarantee Commission	100
ICICI Infotech Services Limited
– Associate of ICICI Bank Limited	Establishment Expenses	5,760
	Income from Services	3,000
ICICI Lombard General Insurance Co. Limited
– Subsidiary of ICICI Bank Limited	Establishment Expenses	2,210
ICICI Infotech, Inc.
– Associate of ICICI Bank Limited	Establishment Expenses	2,070

The procedure for consolidation of Account is as per Accounting Standard – 21 in case of subsidiary companies. The list of subsidiary companies is given below.

1.	ICICI Brokerage Services Limited

2.	ICICI Securities Holdings, Inc.

3.	ICICI Securities, Inc.

The Company does not have any associate companies.

5.	Segmental Disclosures

Internally evaluation of performance is based on two business segments ”Investment & Trading“ and ”Advisory & Transaction Services“. These have been considered as a Primary reportable segment. The Company does not have any secondary reportable segment. Following are the disclosures for the two identified segments. This being a finance company, interest and finance costs is allocated to each segment.

Segment Wise Revenue, Results and Capital Employed for the year ended March 31, 2003
			(Rs. in ’000s)
		March 31,	March 31,
		2003	2002
	Segment Revenue
	Investment and Trading	2,876,580	3,640,960
	Advisory and Transaction Services	296,860	192,850
	Unallocable Income	31,190	55,010

		3,204,630	3,888,820

	Segment Results
	Investment and Trading	1,957,160	2,385,180
	Advisory and Transaction Services	259,880	54,720

		2,217,040	2,439,900
	Unallocable Expenditure
	(Net off Unallocable Income)	637,100	561,210

	Profit Before Tax	1,579,940	1,878,690
	Less : Tax Expense	498,130	602,800

		1,081,810	1,275,890

	Segment Assets
	Investment and Trading	21,921,370	20,199,560
	Advisory and Transaction Services	244,960	169,090
	Unallocable Assets	2,550,840	2,301,380

		24,717,170	22,670,030

	Segment Liabilities
	Investment and Trading	(18,565,510)	(17,474,290)
	Advisory and Transaction Services	(49,570)	(33,040)
	Unallocable Liabilities	(2,476,350)	(1,906,960)

		(21,091,430)	(19,414,290)

	Cost of Acquisition of Segment Assets
	Investment and Trading	—	—
	Advisory and Transaction Services	250	1,210

		250	1,210

6.	For the purpose of comparison, figures for the previous year have been given, which have been regrouped / reclassified wherever necessary.

Signatures to Schedules A to T

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants	For and on behalf of the Board

	K.V. KAMATH Chairman	ABHIJEET GUIN Vice President & Head – Financials

J. M. GANDHI Partner	LALITA D. GUPTE Director	POYNI BHATT Senior Vice President & Company Secretary

Mumbai, April 17, 2003	RAMNI NIRULA Managing Director & CEO

cash flow statement
for year ended March 31, 2003
(Rs. in ’000s)	March 31, 2002
A.	Cash Flow From Operating Activities
	Profit Before Tax	1,579,940		1,878,680
	– (Profit)/Loss on Sale of Fixed Assets	1,090		5,450
	– Depreciation	17,070		15,330
	– Deferred Revenue Expenses Written off	—		43,460
	– Provision for Wealth Tax	100		100
	– Exchange adjustments	(1,300)		1,900
	– Bad and Doubtful Debts (Net)	4,450		7,760

	Operating Profit before Changes in Operating Assets and Liabilities		1,601,350	1,952,680
	Adjustments for net change in Operating Assets and Liabilities
	– Current Assets excluding Cash and Cash equivalents	(105,010)		(7,226,980)
	– Loans and advances relating to Operations	(200,400)		2,612,560
	– Current Liabilties relating to Operations	115,250		(248,620)

			(190,160)	(4,863,040)

	Cash generated from Operations		1,411,190	(2,910,360)
	Payment of Taxes (Net)		(347,570)	(575,310)

	Net Cash from Operating Activities		1,063,620	(3,485,670)

B.	Cash Flow From Investment Activities
	– Purchase of Investments		(1,323,110)	(12,340)
	– Purchase of Fixed Assets	(17,730)		(15,000)
	– Sale of Fixed Assets	530	(17,200)	390

	Net cash used in Investment Activities		(1,340,310)	(26,950)

C.	Cash Flow From Financing Activities
	– Borrowings (net of repayments)		108,740	4,202,780
	– Proceeds from Issue of Debentures		954,360	150,000
	– Payment of Dividends (including Dividend Tax)		(710,510)	(851,230)

			352,590	3,501,550

	Net Cash used in Financing Activities
	Net Change in Cash & Cash Equivalents		75,900	(11,070)
	Cash and Cash Equivalents at the beginning of the Year		135,880	146,950

	Cash and Cash Equivalents at the end of the Year		211,780	135,880

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants			For and on behalf of the Board

K.V. KAMATH Chairman

J. M. GANDHI Partner			LALITA D. GUPTE Director

	ABHIJEET GUIN Vice President & Head – Financials	POYNI BHATT Senior Vice President & Company Secretary	RAMNI NIRULA Managing Director & CEO
Mumbai, April 17, 2003

ICICI BROKERAGE SERVICES LIMITED

8TH ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office
Ramni Nirula, Chairperson	N.M. Raiji & Co.	41/44, Minoo Desai Marg
A. Murugappan	Chartered Accountants	Colaba, Mumbai 400 005
Meher Baburaj
Nitin Jain
Devesh Kumar
Paresh Shah
T.S. Baskaran

directors’ report
to the members

Your Directors have pleasure in presenting the Eighth Annual Report of ICICI Brokerage Services Limited (the Company) with the audited Statement of Accounts for the year ended March 31, 2003.

OPERATIONS AND FINANCIAL RESULTS

During the year, the Company recorded gross income of Rs. 135.16 million (previous year Rs. 95.81 million). The profit before tax is Rs. 88.80 million (previous year Rs. 16.52 million) and profit after tax is Rs. 54.82 million (previous year Rs. 10.99 million) after provision of Rs. 33.98 million (previous year Rs. 5.53 million) towards tax.

To conserve resources for the business of the Company, your Directors do not recommend payment of dividend for the current year.

BUSINESS ENVIRONMENT AND PERFORMANCE

The Indian capital markets experienced yet another challenging year in 2002-2003 as foreign and domestic inflows into equity market was very weak, with Foreign Institutional Investors‘ (FIIs’) investments dropping by 67%. The benchmark equity index, the Sensex, declined 12.10% in the fiscal year 2002-2003 and underperformed its peers in the region, due to regional geo-political tensions, weakest monsoon in several years and the Iraq crisis. The volatility led to higher than usual trading activity, although this could not be sustained due to poor fund allocations.

Despite the unfavourable environment in 2002-2003, the Company saw a significant improvement in its ranking and profile, with a strong 331% growth in commission income from Rs. 29.4 million in 2001-2002 to Rs. 126.9 million in 2002-2003. The Company managed to increase its presence among institutional clients by increasing its FIIs client base and thereby emerging as a major institutional brokerage house. On the primary market side, the Company was involved with three large banks’ Initial Public Offerings and also in a large rights issue during the year.

The Company’s sales initiatives also registered several firsts, with a successful equity placement of around Rs. 1 billion for a leading media content provider. This was followed by a large deal of a similar kind for a fast growing FMCG company with high brand equity. The Company also successfully executed one of the largest secondary market deals (Rs. 13 billion) in India. This has helped the Company prove its execution ability, thereby moving it into the big league of brokerage houses in terms of ability to source and place large deals with leading FIIs.

Fiscal year 2002-2003 has also seen considerable improvement in the performance of the Derivatives desk, with a majority of the overall derivatives business in this segment serviced by the Company. The Company’s derivatives research capabilities and marketing efforts have positioned it as one of the most respected names in the Indian derivatives market. Going forward, the Company envisages substantial growth opportunities in this segment, by addition of new clients and continuously exploring new client segments.

THE YEAR AHEAD

2003-2004 began on a weak note, due to the tense situation in Iraq, the outbreak of SARS (Severe Acute Respiratory Syndrome) and other events in the sub-continent castings their shadows on the global equities markets in general and India in particular. However, FII inflows continue to be steady and there are nascent signs of a pick up in domestic equity mutual fund activity. A key factor to watch for is an expected shift in global asset allocation in favour of emerging markets after the Iraq situation has stabilized.

On the domestic front, the waiver of long-term capital gains should act as a fillip to the equity markets, as individuals increase allocations to attractively valued equities and pull money out of low-yield fixed income securities.

The Company has successfully managed to move up from gaining acceptance by clients to being acknowledged and appreciated for its trading and execution capabilities. The Company is thus well-positioned to seize the opportunity and going forward, is confident of delivering superior performance.

PUBLIC DEPOSITS

During the year, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

DIRECTORS

Devdatt Shah resigned from the Board with effect from December 31, 2002. The Board places on record their appreciation for the valuable advice and guidance given by him during his tenure on the Board.

Ramni Nirula was appointed as an Additional Director with effect from October 10, 2002. In terms of Section 260 of the Companies Act, 1956, she holds office as an Additional Director only up to the forthcoming Annual General Meeting of the Company, and being eligible, offers herself for appointment. Paresh Shah and T.S. Baskaran were appointed as Additional Directors of the Company with effect from April 16, 2003. In terms of Section 260 of the Companies Act, 1956, they hold office as Additional Directors only upto the forthcoming Annual General Meeting of the Company and being eligible offer themselves for appointment as Directors.

In terms of the provisions of the Articles of Association of the Company, Nitin Jain will retire by rotation at the ensuing Annual General Meeting of the Company and being eligible, offers himself for re-appointment.

AUDITORS

The Auditors, M/s. N. M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 16, 2003, has proposed their re-appointment as Auditors to audit the accounts of the Company for the financial year ending on March 31, 2004. You are requested to consider their re-appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During 2002-2003, expenditure in foreign currencies amounted to Rs. 10.18 million. There was no earnings in foreign currencies during the year.

PERSONNEL AND OTHER MATTERS

There are no employees within the purview of Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended.

Since your Company does not own any manufacturing facility, the disclosure of information relating to conservation of energy and technology absorption to be disclosed in terms of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm :

1.	that in preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

2.	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;

3.	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the company and for preventing and detecting fraud and other irregularities; and

4.	that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Directors thank the clients, the Securities and Exchange Board of India, the Stock Exchange, Mumbai, the National Stock Exchange of India Limited, Mumbai, its bankers and statutory authorities for their continued support to the Company.

Your Directors express its gratitude for the unstinted support and guidance received from its shareholders, ICICI Bank Limited and other group companies.

Your Directors also express their sincere thanks and appreciation to all the employees for their commendable teamwork, professionalism and contribution during the year.

For and on behalf of the Board

RAMNI NIRULA
Chairperson

Mumbai, April 16, 2003

auditors’ report
to the members of ICICI Brokerage Services Limited

We have audited the attached Balance Sheet of ICICI BROKERAGE SERVICES LIMITED as at March 31, 2003 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1)	As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order to the extent applicable to the Company.

(2)	Further to our comments in the Annexure referred to in paragraph (1) above:

	(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

	(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

(c)	the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

(d)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this Report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

(e)	on the basis of written representations received from the Directors, we report that none of the Directors is disqualified as on March 31, 2003 from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

(f)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view :

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

(ii) in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 16, 2003

annexure to the auditors’ report

1.	The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets have been physically verified by the management during the year. No material discrepancies were noticed on such verification.

2.	None of the fixed assets have been revalued during the year.

3.	The securities held as stock in trade and in custody of the Company have been physically verified by the management at reasonable intervals. For securities with the custodian and depository participants, statements from them have been obtained on a regular basis.

4.	The procedures of physical verification of securities followed by the management are reasonable and adequate in relation to the size of the Company.

5.	No material discrepancies have been noticed on physical reconciliation of stock in custody of the Company, and with the custodian and depository participants as compared to the book stock.

6.	In our opinion, the valuation of stock-in-trade is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7.	The Company has taken loans from the companies listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company. The Company has taken loans, secured or unsecured, from companies under the same management as defined under Section 370(1B) of the Companies Act, 1956. The rate of interest and other terms and conditions of such loans are, prima facie, not prejudicial to the interest of the Company.

8.	The Company has neither granted loan to the parties listed in the register maintained under Section 301 of the Companies Act, 1956 nor to the Companies under the same management defined under Section 370 (1B) of the Companies Act, 1956.

9.	The Company has not accepted any deposits from the public and the provisions of Section 58A of the Companies Act, 1956 and the rules framed thereunder are not applicable to the Company.

10.	The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase of assets and purchase and sale of securities.

11.	In our opinion, and according to the information and explanations given to us, services provided and purchase and sale of securities in pursuance of contracts or arrangements listed in the register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party, have been made at prices which are reasonable, having regard to the prevailing market prices for such services/securities.

12.	In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

13.	The Employees’ Provident Fund Act and Employees’ State Insurance Act are not applicable to the Company.

14.	As per the records of the Company and according to the information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2003 for a period of more than six months from the date they became payable.

15.	During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

16.	The Company is not an industrial company and hence the provisions of the Sick Industrial Companies (Special Provisions) Act, 1985 will not be applicable.

17.	In respect of service activities, there is a reasonable system of authorization at proper levels and the system of internal control is commensurate with the size of the Company and nature of its business.

18.	In respect of the loans and advances granted on the basis of security by way of pledge of shares, debentures and other securities, the Company has maintained adequate documents and records.
19.	Proper records have been maintained for the transactions relating to trading in shares, securities, debentures and other investments and entries therein have been made generally on a timely basis. Securities are held by the Company as “Stock-in-trade” and are generally sent for transfer or are held in dematerialised form.

For N. M. RAIJI & CO.
Chartered Accountants

J. M. GANDHI
Partner

Mumbai, April 16, 2003

balance sheet
as at March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
I.	SOURCES OF FUNDS
1.	Shareholders’ Funds
	A.	Share Capital		A	45,010		45,010
	B.	Reserves and Surplus.			144,050		89,230

						189,060	134,240
2.	Deferred Tax Liability					1,080	1,100

						190,140	135,340

II.	APPLICATION OF FUNDS
1.	Fixed Assets
	A.	Gross Block		B	14,690		14,470
		Less: Depreciation			7,510		5,920

		Net Block				7,180	8,550
2.	Current Assets, Loans and Advances
	A.	Current Assets:
		(a)	Interest Accrued	C	3,810		2,830
		(b)	Securities held as
			Stock-in-Trade	D	1,450		—
		(c)	Sundry Debtors	E	48,980		35,610
		(d)	Cash and
			Bank Balances	F	159,870		91,330

	B.	Loans and Advances		G	108,940		86,830

					323,050		216,600
		Less:	Current Liabilities
			and Provisions:	H
		(a)	Current Liabilities		51,200		34,920
		(b)	Provisions		88,890		54,890

	Net Current Assets					182,960	126,790

						190,140	135,340

	Notes forming part of the Accounts and Accounting Policies			O

profit and loss account
for the year ended March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
INCOME FROM OPERATIONS
(a)	Brokerage Income		127,700		87,890
(b)	Interest Income	I	8,610		6,710
(c)	Other Income	J	1,360		1,690
(d)	Profit/(Loss) on Securities	K	(2,510)		(480)

				135,160	95,810
Less:	Financial Charges and
	Operating Expenses	L		31,580	65,090

				103,580	30,720
EXPENDITURE
(a)	Payments to and provisions
	for Employees	M	1,490		1,050
(b)	Establishment and
	other Expenses	N	11,690		11,380
(c)	Depreciation		1,600		1,770

				14,780	14,200

Profit before Taxation				88,800	16,520
Less:	Provision for Taxation			34,000	5,300
	Deferred Tax Adjustment			(20)	234

Profit after Taxation				54,820	10,990
Brought forward from previous years				89,230	78,240

Balance carried to Balance Sheet				144,050	89,230

Notes forming part of the Accounts and Accounting Policies		O

Per our Report attached	For and on behalf of the Board

For N.M. RAIJI & CO. Chartered Accountants	RAMNI NIRULA Chairperson

J.M. GANDHI Partner	DEVESH Director

Mumbai, April 16, 2003

schedules
forming part of the Accounts
(Rs. in ’000s)	March 31, 2002
A.	SHARE CAPITAL:
	Authorised:
	25,000,000 Equity Shares of Rs. 10 each	250,000	250,000

	Issued:
	4,500,700 Equity Shares of Rs. 10 each	45,010	45,010

	Subscribed and Paid-up:
	4,500,700 Equity Shares of Rs. 10 each	45,010	45,010

	The entire share capital of the Company is held by ICICI Securities Limited (the Holding Company) and its nominees.

B.	FIXED ASSETS:

		Gross Block (At Cost)				Accumulated Depreciation			Net Block

		April 1,	Additions	Sale/Adj.	March 31,	Additions	Sale/Adj.	March 31,	March 31,	March 31,
		2002			2003			2003	2003	2002

	Computers & Software	2,310	240	—	2,550	400	—	1,820	730	890
	Office Equipment	1,130	10	30	1,110	60	10	710	400	470
	Improvements to Leasehold Property	1,030	—	—	1,030	140	—	910	120	260
	BSE Membership Rights	10,000	—	—	10,000	1,000	—	4,070	5,930	6,930

	Total	14,470	250	30	14,690	1,600	10	7,510	7,180	8,550

Previous Year		13,260	1,210	—	14,470	1,770	—	5,920	8,550

			(Rs. in 000s)	March 31, 2002
C.	INTEREST ACCRUED:
	On Fixed Deposits		3,810	2,830

	Total		3,810	2,830

D.	SECURITIES HELD AS STOCK-IN-TRADE:	Face Value
	(At cost or market value whichever is lower)	(in Rupees)
	EQUITY SHARES
	Balaji Telefilms Limited	40,000 (Nil)	1,080	—
	Britannia Industries Limited	2,150 (Nil)	110	—
	Crisil Limited	740 (Nil)	20	—
	United Breweries (Holdings) Limited	40,700 (Nil)	70	—
	United Breweries Limited	24,940 (Nil)	170	—
	PREFERENCE SHARES
	6% Sun Pharmaceuticals Limited	10,216 (Nil)	—	—

	Total		1,450	—

	Note: The aggregate carrying value and market value of quoted securities as at March 31, 2003 is Rs. 1,450 thousand and
	Rs. 1,450 thousand respectively (previous year - NIL).

E.	SUNDRY DEBTORS (Unsecured):
	Considered Good
	(less than six months)
	Trade Receivables		48,980	35,610

	Total		48,980	35,610

28

schedules
forming part of the Accounts	Continued
(Rs. in ’000s)	March 31, 2002
F.	CASH AND BANK BALANCES:
	In Current Accounts with Scheduled Banks		8,370	9,440

	Fixed Deposits with Scheduled Banks		151,500	81,890
	(Under Lien with Stock Exchanges
	Rs. 133,000 thousand, previous year
	Rs. 81,890 thousand))
	Total		159,870	91,330

G.	LOANS AND ADVANCES:
	(Unsecured and considered good)
	Advances:
	(Recoverable in cash or in kind or
	for value to be received)
	Advance income and other taxes		88,570	66,770
	Deposit with stock exchanges		18,940	18,440
	Other advances and deposits		1,430	1,620

	Total		108,940	86,830

H.	CURRENT LIABILITIES AND PROVISIONS:
	(A) Current Liabilities:
	Trade Creditors		48,220	33,050
	Other Sundry Creditors		2,470	1,460
	Other Liabilities		510	410

	Total (A)		51,200	34,920

	(B) Provisions:
	Income and Other Taxes		88,890	54,890

	Total (B)		88,890	54,890

I.	INTEREST INCOME:
	Interest income on Fixed Deposits		8,610	6,270
	Interest Income on -
	Inter Corp Deposits Lent		—	440

	Total		8,610	6,710

J.	OTHER INCOME:
	Fees for Services		150	50
	Dividend Income		290	1,640
	Miscellaneous Income		920	—

	Total		1,360	1,690

K.	PROFIT/(LOSS) ON SECURITIES:
	On Securities held as Stock-in-Trade
	Sales	225,310		354,020
	Less: Purchases	230,470		354,470

		(5,160)		(450)
	Add/(Less): Increase/(Decrease)
	in Closing Stock	1,450	(3,710)	(30)

	On Derivatives		1,200	—

	Total		(2,510)	(480)

L.	FINANCIAL CHARGES AND OPERATING EXPENSES:
	Interest on Fixed Loans		1,440	2,300
	Procurement Expenses		21,490	58,830
	Turnover Fees		10	800
	Transaction Charges		2,110	760
	Custodial and Depository Charges		970	350
	Guarantee Commission		480	650
	Stamp Duty		5,010	1,360
	Bank Charges		70	40

	Total		31,580	65,090

M.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES:
	Salaries, Wages and Incentive		1,460	1,020
	Staff Welfare Expenses		30	30

	Total		1,490	1,050

N.	ESTABLISHMENT AND OTHER EXPENSES:
	Rent and Amenities		6,120	6,120
	Insurance		110	230
	Travelling, Conveyance and
	Motor Car Expenses		120	250
	Repairs, Maintenance and Upkeep		850	720
	Rates and Taxes		10	30
	Loss on Sale of Fixed Assets		20	—
	Communication Expenses		1,140	1,200
	Printing and Stationery		500	30
	Subscription and Periodicals		670	280
	Professional Fees		1,800	1,210
	Auditors' Remuneration		290	290
	Miscellaneous Expenses		60	1,020

	Total		11,690	11,380

schedules
forming part of the Accounts	Continued
O.	NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1.	Significant Accounting Policies

	(ii)	Revenue Recognition

Income from Brokerage activities is recognised as income on the trade date of the transaction. Related expenditure incurred for procuring business is accounted for as procurement expenses.
	(iii)	Investments and Stock-in-trade

(a) The securities acquired with the intention of short-term holding and trading positions are considered as stock-in-trade and shown under current assets. Other securities acquired with the intention of long-term holding are considered as ‘Investments’.

(b) In respect of securities held as stock-in-trade, brokerage and stamp duty are written-off as revenue expenditure. The cost of investment includes brokerage and stamp duty payable.
(c) The securities held as stock-in-trade under current assets are valued at cost or market / realisable value, whichever is lower.

(d) Investments are shown in the Balance Sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of the management.

	(iv)	Derivatives

(a) Gains are recognised only on settlement/ expiry of the derivative instruments.

(b) All open positions are marked to market and the unrealized gains/loss are netted off on a scripwise basis. Mark-to-market gains, if any, are not recognised.

(c) Debit/credit balance on open position are shown as current assets/current liabilities, as the case may be.

	(v)	Fixed Assets and Depreciation/Amortisation

Fixed assets are stated at historical cost.

Depreciation on value of improvements to leasehold property is provided on straight line method at the rate determined, considering the period of the lease or at the rate prescribed in Schedule XIV of the Companies Act, 1956, whichever is higher.

Membership Rights of Stock Exchanges is treated as an asset and the value paid to acquire such rights is amortised over a period of 10 years.

Depreciation on fixed assets other than improvements to leasehold property and Membership Rights of Stock Exchanges, is provided on written down value method at the rates prescribed in Schedule XIV of the Companies Act, 1956. Additionally, the written down value of an asset falls below Rs. 5,000 or the cost of which is less than Rs. 5,000 is fully depreciated.

The management has decided to capitalize expenditure incurred on software from the current financial year. As a result of this change, profit for the year is higher by Rs. 130 thousand.

	(vi)	Sundry Debtors and Creditors

Amounts receivable from and payable to clients for broking transactions are recognised on trade date basis and disclosed separately as sundry debtors and creditors.

	(vii)	Deferred Tax

The tax effects of significant temporary differences are reflected through a deferred tax Asset / Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

	(viii)	Foreign Currency Transactions

Expenses and income are recorded at the exchange rate prevailing on the date of transaction. Assets and liabilities at the balance sheet date are restated at the exchange rate prevailing on the Balance Sheet date. Exchange differences arising on settlement of the transaction and on account of restatement of assets and liabilities are dealt with in the profit and loss account.

2.	Deferred Tax

The break-up of deferred tax assets and liabilities into major components is as follows:
(Rs. in ’000s)
Deferred Tax Liability
Depreciation	1,180
Less: Deferred Tax Assets
Preliminary Expenses	100

1,080

3.	Contingent Liabilities

(a) Income tax matters disputed by the Company Rs. 26,620 thousand (Previous year – Nil).
(b) Outstanding bank guarantees amounting to Rs. 130,000 thousand provided to Stock Exchanges (Previous year – Rs. 43,500 thousand).
4.	Retirement Benefits
At present, there is no liability towards retirement benefits.

5.	Auditors’ Remuneration			(Rs. in ’000s)
			2002-2003	2001-2002
	(a)	Audit Fees	130	130
	(b)	Tax Audit and Certification Fees	150	150
	(c)	Out-of-Pocket Expenses	10	10

			290	290

6.	Expenditure in Foreign Currency
	Procurement & other expenses		10,180	30

7.	Quantitative Details
(a)	Details of Opening and Closing Stock				(Rs. in ’000s)

	CATEGORY	OPENING STOCK		CLOSING STOCK
		Face Value	Value	Face Value	Value

	EQUITY	—	—	120	1,450
		3	30	—	—

(b)	Details of Purchases and Sales during the year				(Rs. in ’000s)

	CATEGORY	PURCHASES		SALES
		Face Value	Value	Face Value	Value

	EQUITY	11,880	230,470	11,770	225,310
		(16,150)	(354,470)	(16,160)	(354,020)

	Note: Figures in parenthesis pertain to previous year.
8. Related Party Disclosures:
The following are the details of transactions with related parties: -
	(Rs. in ’000s)

Name of the Related Party	Type of Transactions	Amount

ICICI Bank Limited – The Parent Company	Brokerage Income	1,520
ICICI Bank Limited – The Parent Company	Interest Income	6,860
ICICI Bank Limited – The Parent Company	Procurement Expenses	10,030
ICICI Bank Limited – The Parent Company	Guarantee Commission	100
ICICI Securities Limited	Brokerage Income	90
– The Holding Company
ICICI Securities, Inc.	Procurement Expenses	9,840
– Subsidiary of Holding Company

9.	For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

Signatures to Schedules A to O
For and on behalf of the Board
Per our Report attached
For N.M. RAIJI & CO. Chartered Accountants		RAMNI NIRULA Chairperson

J.M. GANDHI Partner		DEVESH KUMAR Director

Mumbai, April 16, 2003

30

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile
1.	Registration Details
	Registration No.	8	6	2	4	1	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
(Amount in Rupees Thousands)
	Public Issue						Bonus Issue
				N	I	L				N	I	L
	Rights Issue						Private Placement
				N	I	L				N	I	L

3.	Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)
	Total Liabilities and Shareholders' Funds						Total Assets
	1	9	0	1	4	0	1	9	0	1	4	0
Sources of Funds
	Paid-up Capital						Reserves and Surplus
		4	5	0	1	0	1	4	4	0	5	0
	Secured Loans						Unsecured Loans
				N	I	L				N	I	L

Application of Funds
	Fixed Assets						Investments
			7	1	8	0				N	I	L
	Net Current Assets						Miscellaneous Expenditure
	1	8	2	9	6	0				N	I	L

4.	Performance of Company (Amount in Rupees Thousands)
	Turnover						Total Expenditure
	1	3	5	1	6	0		4	6	3	6	0
	Profit before Tax						Profit after Tax
		8	8	8	0	0		5	4	8	2	0
	Earning per Share in Rupees						Dividend Rate %
		1	2	.	1	8				N	I	L
5.	Generic Names of Principal Products/Services of the Company (As per Monetary Terms)
Brokerage commission from primary market operations Brokerage commission from secondary market operations
Income from trading in securities

For and on behalf of the Board

RAMNI NIRULA Chairperson

DEVESH KUMAR Director
Mumbai, April 16, 2003

ICICI SECURITIES HOLDINGS, INC.

3RD ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office
Sripat Pandey, President	N.M. Raiji & Co.	1013 Centre Road
Meher Baburaj	Chartered Accountants	City of Wilmington
Nitin Jain		County of New Castle
Delaware 19805

directors’ report
to the members

Your Directors have pleasure in presenting the Third audited Statement of Accounts of ICICI Securities Holdings, Inc. (the Company) for the year ended March 31, 2003.

OPERATIONS

The Company, a wholly owned subsidiary of ICICI Securities Limited (formerly ICICI Securities and Finance Company Limited) provides corporate advisory services to the investors in the United States of America (U.S.A.) who wish to enter the Indian financial market and Indian investors who wish to enter the financial market in the U.S.A.

BUSINESS ENVIRONMENT AND OVERALL PERFORMANCE

Business environment in the U.S.A. remained lackluster during the year under review. However, despite adverse business environment, the Company created some good business opportunities for its Indian clients as the slowdown in the U.S. economy had presented good opportunities for the Indian companies to acquire businesses in the U.S.A. at reasonable valuation. Small businesses who have suffered even worse and poor succession planning in the U.S. businesses could provide good opportunities for Indian companies to acquire small U.S. companies. At the same time many U.S. companies are looking at India as an out-sourcing destination. This phenomenon can be observed across industries such as auto, software services, business process outsourcing, pharmaceuticals.

During the year, the Company advised its Indian clients to acquire businesses in the U.S. The Company successfully closed certain transactions in the U.S. and improved upon its previous year’s performance. The Company is playing an important role of filling the gap by advising companies on both sides. The Company generated total revenues of Rs. 30.64 million during the year as compared to Rs. 20.05 million in the financial year 2001-2002.

DIRECTORS

During the year there were no changes in the composition of the Board. Sripat Pandey, Meher Baburaj and Nitin Jain continue as Directors of the Company.

AUDITORS

The Auditors, M/s. N. M. Raiji and Co., Chartered Accountants, Mumbai, appointed pursuant to the provisions of the Companies Act, 1956, will retire at the ensuing Annual General Meeting and offer themselves for re-appointment.

ANNUAL ACCOUNTS OF SUBSIDIARY

As required under Section 212 of the Companies Act, 1956, the audited statements of accounts for the financial year 2002-2003, together with the reports of Directors and Auditors for the year ended March 31, 2003, of the subsidiary company namely ICICI Securities, Inc. are attached.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm:

1.	that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2.	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

3.	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

4.	that the Directors had prepared the annual accounts on a going concern basis.

For and on behalf of the Board

Mumbai, April 16, 2003

Director

auditors’ report
to the members of ICICI Securities Holdings, Inc.

We have audited the attached Balance Sheet of ICICI SECURITIES HOLDINGS, INC. as at March 31, 2003 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1)	As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the said Order to the extent applicable to the Company.

(2)	Further to our comments in the Annexure referred to in paragraph (1) above:

	(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

	(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

	(c)	the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

	(d)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

	(e)	on the basis of written representations received from the Directors, we report that none of the Directors is disqualified as on March 31, 2003 from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

	(f)	in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

(ii) in the case of the Profit and Loss Account, of the Profit for the year ended on that date.

For N. M. RAIJI & CO. Chartered Accountants

J. M. GANDHI Partner

Mumbai, April 16, 2003

annexure
to the auditors’ report

1.	In our opinion, clauses of Manufacturing and Other Companies (Auditor’s Report) Order, 1988, numbering (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xvi), (xviii) and (xx) are not applicable for the current year.

2.	The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. Fixed Assets have been physically verified by the management during the year. No material discrepancies were noticed on such verification.

3.	None of the fixed assets have been revalued during the year.
4.	The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase and sale of assets and services.
5.	During the year there is no internal audit system for the Company. In the opinion of the management, considering the size of operations and the structure of the Company, internal audit system is not required.

6.	This being a Foreign Company, Provident Fund Act and Employees’ State Insurance Corporation Act are not applicable.
7.	During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

8.	In respect of services activities:
	(a)	the system of allocating man-hours utilized to the relative jobs, is not yet formalized;
	(b)	there is a reasonable system of authorization at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.
For N. M. RAIJI & CO. Chartered Accountants

J. M. GANDHI Partner

Mumbai, April 16, 2003

balance sheet
as at March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
SOURCES OF FUNDS
Shareholders’ Funds
A.	Share Capital		A		75,025.00	50,610.00
B.	Reserves & Surplus		B		(7,069.05)	(9,589.10)

					67,955.95	41,020.90

APPLICATION OF FUNDS
1.	Fixed Assets		C
	Gross Block			642.98		660.79
	Less: Depreciation			270.55		114.52

	Net Block				372.43	546.27
2.	Investments		D		48,309.55	48,309.55
3.	Current Assets,
	Loans & Advances
	A.	Current Assets -
		(a) Interest Accrued	E	27.53		—
		(b) Sundry Debtors	F	—		—
		(c) Securities held
		as Stock-in-Trade	G	14,204.45		—
		(d) Cash & Bank
		Balances	H	7,156.50		6,261.92
	B.	Loans & Advances	I	140.20		96.62

				21,528.68		6,358.54
	Less:	Current Liabilities &
		Provisions:	J	2,254.71		14,193.46

	Net Current Assets				19,273.97	(7,834.92)

					67,955.95	41,020.90

	Notes forming part of the Accounts and Accounting Policies		Q

profit and loss account
for the year ended March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
Income from Operations
(a)	Income from Services	K	16,062.64		—
(b)	Interest Income	L	28.10		—
(c)	Other Income	M	14,547.30		20,046.60

				30,638.04	20,046.60
Less:	Operating Expenditure
	Financial Charges and
	Operating Expenses	N		1,093.59	131.27

				29,544.45	19,915.33
Expenditure
Less:	Administrative Expenditure
(a)	Payments to and Provisions
	for Employees	O	14,324.31		9,979.92
(b)	Establishment and
	Other Expenses	P	11,998.02		9,643.57
(c)	Depreciation		162.48		112.01

				26,484.81	19,735.50

Profit Before Taxation				3,059.64	179.83
Less: Provision for Taxation				—	—
Profit After Taxation				3,059.64	179.83

	Brought forward from previous years			(9,103.00)	(9,282.83)

	Amount available for appropriations			(6,043.37)	(9,103.00)
	Balance carried to Balance Sheet			(6,043.37)	(9,103.00)

	Notes forming part of the Accounts and Accounting Policies	Q

For and on behalf of the Board
Per our Report attached
For N. M. RAIJI & CO. Chartered Accountants	SRIPAT PANDEY President

J. M. GANDHI Partner	NITIN JAIN Director

Mumbai, April 16, 2003

schedules
forming part of the Accounts
(Rs. in '000s)	March 31, 2002
A.	SHARE CAPITAL
	Authorised:
	10,000,000 Equity Shares of USD 1 each
	Issued, Subscribed and Paid up:
	Common stock, USD 1 par value; 1,600,000 shares		75,025.00	50,610.00

B.	RESERVES AND SURPLUS
		Balance as on	Balance as on	Balance as on
		April 1, 2002	March 31, 2003	March 31, 2002
	Profit and Loss Account	(9,103.00)	(6,043.37)	(9,103.00)
	Translation Reserve		(1,025.68)	(486.10)

	Total		(7,069.05)	(9,589.10)

C. FIXED ASSETS

	Gross Block (At Cost)				Accumulated Depreciation			Net Block

	April 1, 2003	Additions	Sale/Adj.	March 31, 2003	Additions	Sale/Adj.	March 31, 2003	March 31, 2003	March 31, 2002

Office Equipment	362.89	(9.78)	—	353.11	115.10	—	211.89	141.22	266.10
Furniture and Fixtures	297.90	(8.03)	—	289.87	40.93	—	58.66	231.21	280.17

Total	660.79	(17.81)	—	642.98	156.03	—	270.55	372.43	546.27

Previous period	227.93	432.86	—	660.79	114.52	—	114.52	546.27

Note :
1. Fixed Assets includes Translation Reserve of Rs.17.81 Thousand
2. Depreciation for the year includes Translation Reserve of Rs.3.09 Thousand

D.	INVESTMENTS - LONG TERM (at cost)
	Name of the Company	Quantity in thousands	FV per unit (Rs.)	(Rs. in ’000s)	March 31, 2002
	In Equity Shares of Subsidiary Company
	- Unquoted and fully paid up
	ICICI Securities, Inc.	1,050.00	*	48,309.55	48,309.55

	Total			48,309.55	48,309.55

	* Face Value of US Dollar 1.00 per unit.

E.	INTEREST ACCRUED
	On Stock-in-Trade			27.53	—

	Total			27.53	—

F.	SUNDRY DEBTORS (Unsecured)
	(A) Receivables outstanding for a period
	exceeding six months:
	Considered Doubtful			949.70	—
	Less: Provision for Doubtful Debts			949.70	—

	Total			—	—

G.	SECURITIES HELD AS STOCK IN TRADE
	(at lower of cost or market value)		Total Face Value
	(Quoted unless otherwise stated)		(in Rs. thousands)
	91 Day Treasury Bills 01-05-2003		14,246 (Nil)	14,204.45	—

				14,204.45	—

H.	CASH AND BANK BALANCES
	In Current Accounts with Banks			7,156.50	6,261.92

	Total			7,156.50	6,261.92

schedules
forming part of the Accounts	Continued
(Rs. in '000s)	March 31, 2002
I.	LOANS AND ADVANCES
	(Unsecured and considered good
	unless otherwise stated)

	Advances :
	(Recoverable in cash or in kind or
	for value to be received)
	Other Advances and Deposits		46.18	—
	Security Deposit for Leased Premises		94.02	96.62

	Total		140.20	96.62

J.	CURRENT LIABILITIES AND PROVISIONS
	Sundry Creditors for Expenses		2,254.71	14,193.46

	Total		2,254.71	14,193.46

K.	INCOME FROM SERVICES
	Financial Advisory Services		16,062.64	—

	Total		16,062.64	—

L.	INTEREST INCOME
	Income On Discounted Instruments
	– Stock in Trade		28.10	—

	Total		28.10	—

M.	OTHER INCOME
	Service Charges		14,547.30	20,046.60

	Total		14,547.30	20,046.60

N.	FINANCIAL CHARGES AND
	OPERATING EXPENSES
	Bank Charges		123.77	131.27
	Doubtful Debts Provided	969.82
	Less : Opening Provision	—

			969.82	—

	Total		1,093.59	131.27

O.	PAYMENTS TO AND PROVISIONS FOR EMPLOYEES
	Salaries, Wages and Incentive		14,323.92	8,452.56
	Staff Welfare Expenses		0.39	1,527.36

	Total		14,324.31	9,979.92

P.	ESTABLISHMENT AND OTHER EXPENSES
	Rent and Amenities		1,449.42	1,788.36
	Insurance		673.79	565.84
	Travelling, Conveyance and
	Motor Car Expenses		3,119.42	1,355.37
	Business Promotion Expenses		342.07	130.61
	Repairs, Maintenance and Upkeep		16.96	—
	Rates and Taxes		1,018.23	1,048.58
	Communication Expenses		1,015.70	389.32
	Printing and Stationery		21.02	42.54
	Subscription and Periodicals		1,530.98	5.25
	Professional Fees		2,325.22	2,825.53
	Advertisement Expenses		31.81	96.40
	Auditors’ Remuneration		402.48	1,342.63
	Miscellaneous Expenses		50.92	53.14

	Total		11,998.02	9,643.57

Q.	NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:
1.	Significant Accounting Policies:

	(i)	Method of Accounting
The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

	(ii)	Revenue Recognition
In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.

	(iii)	Investments
The investments are shown in Balance Sheet at cost. In case of quoted investments, provision for diminution in value of investments is made, if such diminution is of a permanent nature in the opinion of management.

	(iv)	Conversion to Indian Rupees
For the purpose of the accounts during the year all income and expense items are converted at the average rate of exchange applicable for the year. All assets and liabilities are translated at the closing rate as on the Balance Sheet date. The exchange difference arising out of the year-end translation is being debited or credited to Translation Reserve.

The Equity Share Capital and Investments in subsidiary is carriedforward at the rate of exchange prevailing on the transaction date.The resulting exchange difference on account of translation at theyear-end are transferred to Translation Reserve Account and the saidaccount is being treated as ”Reserves and Surplus“

	(v)	Fixed Assets and Depreciation
Fixed assets are stated at historical cost.Depreciation on fixed assets is provided on written down valuemethod at the rates which are equal or higher than the ratesprescribed in Schedule XIV of the Companies Act, 1956. Such ratesare fixed after considering applicable laws in the United States ofAmerica and management estimation of the useful life of the asset.

Depreciation of Assets	Estimate Life

Office Equipment & Computers	3 Years
Furniture & Fixtures	7 Years

(vi) Deferred Tax
The tax effects of significant temporary differences are reflected through a Deferred Tax Asset /Liability, which has been reflected the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

2.	The Company is a wholly owned subsidiary of ICICI Securities Limited. The accounts have been prepared and audited to attach with the accounts of ICICI Securities Limited, the Holding Company, to comply with the provisions of the Indian Companies Act, 1956.

3.	Deferred Tax
Deferred Tax asset resulting from accumulated losses have not been accounted because of uncertainty of availability of sufficient future taxable income.

4.	For the purpose of conversion of the local currency (USD) into Indian Currency (Indian Rupees) the exchange rate applied is as per para (iv) of the accounting policies.

5.	Related Party Disclosures
The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties:
			(Rs. in ’000s)

	Name of the Related Party	Type of Transactions	Amount

	ICICI Securities, Inc.
	– Subsidiary Company	Services	14,547.30
	ICICI Infotech, Inc.
	Associate of ICICI Bank Limited	Establishment Expenses	2,070.28
	ICICI Bank Limited
	– The Holding Company	Establishment Expenses	488.92

6.	For the purpose of comparison, figures for the previous year have been given, which have been regrouped/reclassified wherever necessary.

Signatures to Schedules A to Q
Per our Report attached		For and on behalf of the Board

For N. M. RAIJI & CO. Chartered Accountants		SRIPAT PANDEY President

J. M. GANDHI Partner		NITIN JAIN Director

Mumbai, April 16, 2003

36

ICICI SECURITIES, INC.

3RD ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office
Sripat Pandey, President	N.M. Raiji & Co.	1013 Centre Road
Meher Baburaj	Chartered Accountants	City of Wilmington
Nitin Jain		County of New Castle
Devesh Kumar		Delaware 19805

directors’ report
to the members

Your Directors have pleasure in presenting the Third audited Statement of Accounts of ICICI Securities, Inc. (the Company) for the year ended March 31, 2003.

OPERATIONS

The Company was formed to undertake securities business in the United States of America (U.S.A.). The Company, a broker-dealer registered with National Association of Securities Dealers (NASD), commenced its operations in 2001. Since commencement of its operations, the Company has been providing broking and research services and has been focusing on institutional clients in the U.S.A. who have been actively investing in the Indian equity markets.

BUSINESS ENVIRONMENT AND OVERALL PERFORMANCE

Business environment in the U.S.A. remained lackluster during the year under review. Besides, business restructuring coupled with domestic security concerns have led to delays in the revival of the U.S. economy. This economy downturn coupled with U.S.-Iraq conflicts in the last quarter hampered investment activities flowing from the U.S.A. Despite adverse business conditions in the U.S.A, the Company has seen significant growth in 2002-2003 and generated total revenues of Rs.10.04 million in 2002-2003 as compared to Rs.7.85 million in 2001-2002.

During the period under review, the Company added a significant number of large institutional clients based in the U.S.A. including some of the largest fund management companies who have been actively investing in stocks listed on Indian stock exchanges. With a view to expanding its business activities, the Company has entered into an arrangement with BNY Clearing Services LLC, a subsidiary of the Bank of New York, for availing of clearing and execution facility for American Depository Receipts (ADRs) listed on the U.S. stock exchanges and internationally listed Global Depository Receipts (GDRs) issued by Indian companies. Going forward, this arrangement will enable the Company to function as a full fledged broker-dealer by executing trades in Indian ADRs listed on the stock exchanges in the U.S. and also to execute trades in the Indian GDRs listed on other international stock exchanges.
In addition, a few brand building efforts were undertaken throughout the year, with road shows involving various Indian companies and analysts from ICICI Securities Limited (formerly ICICI Securities and Finance Company Limited), a second level holding company of the Company, making presentations to major fund management companies based in the U.S.A. The Company also successfully organized its first ‘India Investor Conference’ in Boston in September, 2002.

DIRECTORS

During the year, there were no changes in the composition of the Board. Sripat Pandey, Meher Baburaj, Nitin Jain and Devesh Kumar continue as Directors of the Company.

AUDITORS

The Auditors, M/s. N. M. Raiji and Co., Chartered Accountants, Mumbai, appointed pursuant to the provisions of the Companies Act, 1956, will retire at the ensuing Annual General Meeting and offer themselves for re-appointment.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm:

1.	that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

2.	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

3.	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

4.	that the Directors had prepared the annual accounts on a going concern basis.

For and on behalf of the Board

Director

Mumbai, April 16, 2003

auditors’ report
to the members of ICICI Securities, Inc.

We have audited the attached Balance Sheet of ICICI SECURITIES, INC., as at March 31, 2003 and the annexed Profit and Loss Account for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

(1)	As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in the said Order to the extent applicable to the Company.

(2)	Further to our comments in the Annexure referred to in paragraph (1) above :
	(a)	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purpose of our audit;

	(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;

	(c)	the Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account of the Company;

	(d)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211 (3C) of the Companies Act, 1956 and are in agreement with the books of account;

	(e)	on the basis of written representations received from the Directors, we report that none of the directors is disqualified as on March 31, 2003 from being appointed as a Director u/s 274(1)(g) of the Companies Act, 1956.

	(f)	in our opinion, to the best of our information and according to the explanations given to us, the said accounts read with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view:

(i) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

(ii) in the case of the Profit and Loss Account, of the Loss for the year ended on that date.

For N. M. RAIJI & CO. Chartered Accountants

J. M. GANDHI Partner

Mumbai, April 16, 2003

annexure
to the Auditors’ Report

1.	In our opinion, clauses of Manufacturing and Other Companies (Auditor’s Report) Order, 1988, numbering (i), (ii), (iii), (iv), (v), (vi), (vii), (viii), (ix), (xi), (xii), (xiii), (xiv), (xvi), (xvii), (xviii) and (xx) are not applicable for the current year.

2.	The Company has an adequate internal control procedure commensurate with the size of the Company and the nature of its business in respect of purchase and sale of assets and services.
3.	During the year there is no internal audit system for the Company. In the opinion of the management, considering the size of operations and the structure of the Company, internal audit system is not required.

4.	During the course of our examination of the books of account and according to the information and explanations given to us, no personal expenses of employees or Directors have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

5.	In respect of services activities:
	(a)	the system of allocating man-hours utilized to the relative jobs, is not yet formalized;
	(b)	there is a reasonable system of authorization at proper levels and adequate system of internal control commensurate with the size of the Company and nature of its business.

For N. M. RAIJI & CO. Chartered Accountants

J. M. GANDHI Partner

Mumbai, April 16, 2003

38

balance sheet
as at March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
SOURCE OF FUNDS
Shareholders’ Funds
A.	Share Capital		A		48,309.55	48,309.55
B.	Reserves & Surplus		B		(22,040.21)	(15,788.55)

					26,269.34	32,521.00

APPLICATION OF FUNDS
Current Assets, Loans & Advances
A.	Current Assets -
	(a)	Sundry Debtors	C	219.90		315.20
	(b)	Cash & Bank Balances	D	21,367.32		24,864.54
B.	Loans & Advances		E	4,748.49		9,245.51

				26,335.71		34,425.25
	Less:	Current Liabilities &
		Provisions:	F	66.37		1,904.25
		NET CURRENT ASSETS			26,269.34	32,521.00

					26,269.34	32,521.00
		Notes forming part of the Accounts and Accounting Policies	K

profit and loss account
for the year ended March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
Income from Operations
(a)	Income from Services	G	9,841.49		6,994.02
(b)	Interest Income	H	194.87		854.18

				10,036.36	7,848.20
	Less : Operating Expenditure
	Financial Charges and
	Operating Expenses	I		—	29.51

				10,036.36	7,818.69
Expenditure
Less:	Administrative Expenditure
	Establishment and
	Other Expenses	J		15,525.57	22,011.05

Profit Before Taxation				(5,489.21)	(14,192.36)
Less: Provision for Taxation				—	—
Profit After Taxation				(5,489.21)	(14,192.36)
	Brought forward from
	previous years			(18,133.50)	(3,941.13)

	Amount available for
	apropriations			(23,622.71)	(18,133.50)
	Balance carried to
	Balance Sheet			(23,622.71)	(18,133.50)

Per our Report attached For N. M. RAIJI & CO. Chartered Accountants	For and on behalf of the Board

SRIPAT PANDEY President

J. M. GANDHI Partner	DEVESH KUMAR Director

Mumbai, April 17, 2003

schedules
		(Rs. ’in 000s)	March 31, 2002
SCHEDULE “A” – SHARE CAPITAL :

Authorized:
10,000,000 Equity Shares of US$ 1 each

Issued, Subscribed and Paid up:
Common stock, US$1 par value; 1,050,000 shares authorised		48,309.55	48,309.55

			(Rs. in ’000s)
SCHEDULE “B” – RESERVES AND SURPLUS:	Balance as on	Balance as on	Balance as on
	April 1, 2002	March 31, 2003	March 31, 2002
Profit and Loss Account	(18,133.50)	(23,622.71)	(18,133.50)
Translation Reserve		1,582.50	2,344.95

Total		(22,040.21)	(15,788.55)

		(Rs. in ’000s)	March 31,
			2002
SCHEDULE “C” – SUNDRY DEBTORS (Unsecured) :
Other Receivables :
Receivables outstanding for a period		219.90	315.20
not exceeding six months (consid ered good)
		219.90	315.20

schedules
Continued
(Rs. in ’000s)	March 31, 2002
SCHEDULE “D” - CASH AND BANK BALANCES:
In Current Accounts with Banks	21,367.32	24,864.54

Total	21,367.32	24,864.54

SCHEDULE “E” - LOANS AND ADVANCES:
(Unsecured and considered good unless
otherwise stated)
Advances :
(Recoverable in cash or in kind or for
value to be received)
Other Advances and Deposits	4,748.49	9,245.51

Total	4,748.49	9,245.51

SCHEDULE “F” - CURRENT LIABILITIES :
Sundry Creditors for Expenses	66.37	1,904.25

Total	66.37	1,904.25

SCHEDULE “G” - INCOME FROM SERVICES :
Brokerage and Commission	9,841.49	6,994.02

Total	9,841.49	6,994.02

SCHEDULE “H” - INTEREST INCOME:
Interest On Other Loans and Advances	194.87	854.18

Total	194.87	854.18

SCHEDULE “I” - FINANCIAL CHARGES AND
OPERATING EXPENSES:
Bank Charges	—	29.51

Total	—	29.51

SCHEDULE “J” - ESTABLISHMENT AND
OTHER EXPENSES:
Rates and Taxes	231.50	101.95
Professional Fees	—	1,837.50
Auditors’ Remuneration	756.46	25.00
Service Charges	14,537.61	20,046.60

Total	15,525.57	22,011.05

SCHEDULE “K” - NOTES FORMING PART OF THE ACCOUNTS AND ACCOUNTING POLICIES:

1.	Significant Accounting Policies:

(i) Method of Accounting
The accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows accrual method of accounting.

(ii)	Revenue Recognition
In case of non-fund based activities such as issue management, loan syndication, financial advisory services etc., the revenue is recognized based on the stage of completion of assignments and the bills raised for the recovery of fees.

(iii)	Conversion to Indian Rupees
For the purpose of the accounts during the year all income and expense items are converted at the average rate of exchange applicable for the year. All assets and liabilities are translated at the closing rate as on the Balance Sheet date. The exchange difference arising out of the year-end translation is being debited or credited to Translation Reserve.

The Equity Share Capital is carried forward at the rate of exchange prevailing on the transaction date. The resulting exchange difference on account of translation at the year-end are transferred to Translation Reserve Account and the said account is being treated as ”Reserves and Surplus“.

(iv)	Deferred Tax
The tax effects of significant temporary differences are reflected through a Deferred Tax Asset /Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

2.	The Company is a wholly owned subsidiary of ICICI Securities Holdings, Inc. The accounts have been prepared and audited to attach with the accounts of ICICI Securities Limited, the Holding Company, to comply with the provisions of the Indian Companies Act, 1956.

3.	Deferred Tax Deferred Tax Asset resulting from accumulated losses have not been accounted because of uncertainty of availability of sufficient future taxable income.

4.	For the purpose of conversion of the local currency (USD) into Indian Currency (Indian Rupees) the exchange rate applied is as per para (iii) of the accounting policies.

5.	Related Party Disclosures The following are the details of transactions with related parties: -
			(Rs. ’000s)

Name of the Related Party		Type of Transactions	Amount

ICICI Securities Holdings, Inc.
–	The Holding Company	Establishment Expenses	14,547.30

ICICI Brokerage Services Limited
–	Subsidiary of ICICI
	Securities Limited	Brokerage & Commission	9,841.49

6.	For the purpose of comparison, figures for the previous year have been given, which have been regrouped or reclassified wherever necessary.

Signatures to Schedules A to K
Per our Report attached
For N. M. RAIJI & CO. Chartered Accountants		For and on behalf of the Board

SRIPAT PANDEY President
J. M. GANDHI Partner
DEVESH KUMAR
Mumbai, April 16, 2003		Director

40

ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED

15TH ANNUAL REPORT AND ACCOUNTS 2002-2003
Directors	Auditors	Registered Office
K.V. Kamath Chairman	S.B. Billimoria & Co.	4th Floor, Raheja Plaza
Balu Doraisamy	Chartered Accountants	17, Commissariat Road
Gopal Srinivasan	Bangalore	Bangalore - 560 025
H.N. Sinor
Kalpana Morparia		Regional Office
Lalita D. Gupte		ICICI Bank Towers
Dr. Nachiket Mor		Bandra-Kurla Complex
Mumbai - 400 051
R. Rajamani
Renuka Ramnath Managing Director & CEO

directors’ report
to the members

Your Directors have pleasure in presenting the Fifteenth Annual Report on the business and operations of your Company together with the Statement of Accounts for the year ended March 31, 2003.

1.	FINANCIAL REVIEW
		(Rupees in million)
		2002-2003	2001-2002
	Profit before taxation	185.66	89.52
	Provision for Income Tax	65.15	30.00
	Provision for Deferred Tax	(4.45)	3.77
	Profit after taxation	124.96	55.75
	Balance of Profit & Loss Account
	brought forward from the previous year	25.19	47.41

	Disposable Profits	150.15	103.16

	Appropriations :
	Statutory Reserve	24.99	11.15
	General Reserve	12.50	5.57
	Proposed Dividend	—	61.25
	Interim Dividend	90.63	—
	Balance Carried forward to next year	22.03	25.19

		150.15	103.16

	ANALYSIS OF FINANCIAL PERFORMANCE

	During the financial year 2002-2003, your Company launched four new domestic funds whereas six existing funds under management were either liquidated or were in the process of liquidation. However, the growth in Assets Under Management (”AUM“) on account of the new funds by far exceeded the decline in AUM on account of the liquidations resulting in a net increase of Rs. 6296.42 million, a growth of 34% over the previous year significantly contributing to the increase in Fee Income. Consequently, Fee Income from management of the Funds grew by 84% over last year to Rs. 326.30 million.

	During the financial year 2002-2003, your Company increased the scale of its operations on account of growth in AUM. Consequently, the expenses, excluding depreciation increased to Rs. 158.56 million compared to Rs. 100.16 million for the previous year. As there was no major capital expenditure during the year, the depreciation charges were stable at Rs. 12.35 million as against Rs. 13.43 million during the previous year. Consequent to higher growth in income, the profit before tax of the Company for the year under review more than doubled to Rs. 185.66 million as against Rs. 89.52 million for the previous year. After providing for tax including deferred tax for the current year, the Company’s profit after tax is Rs. 124.96 million. The Earnings Per Share of the Company is Rs. 40 per share.

	Consequent to higher growth in income, the profit before tax of the Company for the year under review more than doubled to Rs. 185.66 million as against Rs. 89.52 million for the previous year. After providing for tax including deferred tax for the current year, the Company’s profit after tax is Rs. 124.96 million. The Earnings Per Share of the Company is Rs. 40 per share.

	Profit available for disposal, after taking into account the profit of Rs. 25.19 million brought forward from the previous year is Rs 150.15 million. Transfers to Statutory Reserve and General Reserve were Rs. 24.99 million and Rs. 12.50 million respectively.

	During the year under review, the Company sold foreign securities amounting to Rs. 206.67 million at cost. The proceeds were utilized to repay the short-term interest free loan of Rs. 206.67 million, which it had obtained from ICICI Bank Limited. The Company also repaid Rs. 15.00 million of another interest free loan from ICICI Bank Limited. The Company also acquired two investments amounting to Rs. 33.90 million.

	Your Directors are pleased to inform you that, during the financial year 2002-2003, your Company has declared and paid four interim dividends amounting to Rs. 90.63 million, resulting in an aggregate dividend rate of 290%. Your Directors recommend the same as final dividend for the financial year 2002-2003.

2.	YEAR IN RETROSPECT
	Financial year 2002-2003 was a landmark year for ICICI Venture. Despite an unfavourable economic environment wherein earnings were weak, valuations plummeted and the prospects of war in Iraq were looming large, ICICI Venture not only raised the largest Indian Private Equity Fund, but also engineered effective exits and enhanced the value of its existing portfolio. However, equities in general and private equity in particular did not gain favour in the year. Hence, the year was challenging to say the least

	The most significant achievement for ICICI Venture in the current year was the successful First Closing of the Rs. 7.50 billion India Advantage Fund launched this year. The Fund’s investment philosophy is to pursue investments in established companies that are leaders (or potential leaders) in their respective markets and where there is a clear proposition for value creation. The Fund will provide capital for expansion, acquisitions and buy-out of assets for restructuring. The Fund also intends to selectively pursue opportunities arising out of the privatisation initiative of the Government of India.

Your Company is pleased to report that the Fund received an overwhelming response and the First Closing was announced with commitments of Rs. 5.56 billion from large deep-pocketed institutional investors in India. ICICI Venture is on track to raise the balance Rs. 1.94 billion in the forthcoming year. The Fund is India’s largest Private Equity Fund till date. This is also the largest Fund ever managed by ICICI Venture in its history and also its first third party Fund after a gap of six years.

	The India Advantage Fund firmly establishes ICICI Venture in the forefront of the private equity business in India.

3.	PORTFOLIO STRATEGY
	As of March 31, 2003, ICICI Venture was Manager/Advisor to the following Funds:

Sl. No.	Fund	(Rupees in million)

1.	ICICI Equity Fund	4,300.00
2.	ICICI Econet Internet & Technology Fund	1,000.00
3.	ICICI Emerging Sectors Fund	4,000.00
4.	ICICI Strategic Investments Fund	5,650.00
5.	VECAUS I (R)	1,500.00
6.	India Advantage Fund I & II	5,562.50
7.	TCW / ICICI Offshore Funds	2,425.92

	Total	24,438.42

To create focus and achieve optimum results for the Funds under management of ICICI Venture, last year your Company restructured its organization. ICICI Venture consolidated its learning and experience in Venture Capital and Private Equity and created distinct teams with specific skill sets in these two areas to handle these products. This ensured creation of a robust strategy for each of the portfolio companies in a manner that maximised gains or minimised losses. Your Company was successful in conserving cash in several companies, turning them around and ensuring sustained growth with profitability. ICICI Venture’s Fund Managers played a pivotal role in guiding management thought in their companies to ensure continued progress in improving revenues, raising finances, recruiting senior management, etc. ICICI Venture also set new standards for corporate governance in its portfolio companies. Your Company bolstered its monitoring processes and instituted strong compliance and reporting directors’ report
to the members	Continued
schedules
systems in all companies. As a result, ICICI Venture has enhanced the value to its entire portfolio significantly.

Your Company’s constant focus on divestments ensured cash realization of an aggregate amount of Rs. 541.09 million, despite prevailing tough market conditions.

ICICI Venture realizes that creating value and extracting cash (exits) are two distinct challenges in a private equity portfolio. Lack of market depth and high volatility in exit markets (IPOs and trade sales) leads to uncertainty in timing and value; this necessitates agility and an innovative approach to exits. At ICICI Venture, its people are continuously alive to these exit challenges and are continuously engaged in creating viable alternatives. Some of its initiatives include structuring innovative cash flow based exits, driving trade sales, sale to other financial investors, etc. Your Company has also proactively commenced discussions with investment bankers on preparing its mature companies for IPOs. These efforts are likely to yield significant results in the forthcoming years.

ICICI Venture hosted India’s first investee entrepreneur conference titled, “The Power of I”. The event, exclusively for its entrepreneurs, was very well received, and it laid a solid foundation for forging close relationships between our investee companies and ICICI Venture as their partners in growth. Encouraged by the success of the event and the feedback received, it is intended to host this on an annual basis.

During the year, ICICI Venture also launched a comprehensive e-enabled Knowledge Management (KM) system to alert management on key developments, ensure real time information exchange and encourage experience sharing at an organisational level.

On the organisational front, ICICI Venture was the preferred employer by investment banking, private equity and structured finance professionals. Your Company recruited eight seasoned and experienced professionals during the year to augment its investing, industry and legal teams. It is expected that this augmentation in management team will add significantly in fulfilling the long-term aspirations of ICICI Venture.

4.		OUTLOOK

A sustainable platform has been built for ICICI Venture during the current year.

The India Advantage Fund will establish a very dominant position for ICICI Venture in the market place. With a broad-based investment thesis, through the Fund, ICICI Venture will be in a position to build independent practices in restructuring, buy outs and expansionary capital. Your Company has also identified mezzanine capital as an innovative way of funding growth and acquisitions in the Indian context.

ICICI Venture’s endeavour will be to identify potential growth drivers as above and build on these areas by channelising all requisite organisational resources.

This strategy will result in building a robust platform in ICICI Venture that would offer the entire gamut of “Private Equity” products to India centric.

5.		PUBLIC DEPOSITS
During the year under review, the Company has not accepted any deposit under Section 58-A of the Companies Act, 1956.

6.		DIRECTORS

S. Mukherji, who was on the Board of the Company, tendered his resignation effective July 24, 2002. The Board accepted with regret the resignation of S. Mukherji and placed on record its gratitude for the valuable services rendered by S. Mukherji during his tenure as Director of the Company. Nachiket Mor has been appointed as Director in the casual vacancy caused by the resignation of S. Mukherji with effect from July 24, 2002. Nachiket Mor holds office up to the date that S. Mukherji would have held office, had he not vacated the office, which is at the date of the ensuing Annual General Meeting.

H. N. Sinor has been appointed as Additional Director of the Company with effect from July 24, 2002. H. N. Sinor holds office up to the forthcoming Annual General Meeting of the Company as per the provisions of Section 260 of the Companies Act, 1956 and is eligible for appointment.

Rajeev Chandrasekhar, who was on the Board of the Company, tendered his resignation effective January 22, 2003. The Board accepted with regret the resignation of Rajeev Chandrasekhar and placed on record its gratitude for the valuable services rendered by Rajeev Chandrasekhar during his tenure as Director of the Company.

K. Anji Reddy, who was on the Board of the Company, tendered his resignation effective February 27, 2003. The Board accepted with regret the resignation of K. Anji Reddy and placed on record its gratitude for the valuable services rendered by K. Anji Reddy during his tenure Director of the Company.

In terms of the Articles of Association of the Company, Balu Doraisamy and Nachiket Mor, Directors of the Company would retire at the forthcoming Annual General Meeting of the Company and, being eligible, offer themselves for re-appointment.

7.		CORPORATE GOVERNANCE

Your Company continued to practise the principles of good corporate governance, which is one of the core values of ICICI Bank group Corporate governance is not just restricted to ensuring compliance with regulatory requirements but also meeting the highest standards transparency, accountability and integrity in respect of all its transactions Your Company has in place clear processes and well-defined roles and responsibilities for people at various levels. This, along with robust internal information systems, ensures appropriate information flow to facilitate monitoring. Adherence to processes is ensured through internal audits.

Your Company has also constituted an Audit Committee though not mandatory under the provisions of the Companies Act, 1956. The Audit Committee comprising R. Rajamani, H. N. Sinor, Kalpana Morparia and Gopal Srinivasan will discharge the functions under Section 292A of the Companies Act, 1956.

8.		AUDITORS

M/s. S. B. Billimoria & Company, Chartered Accountants, Bangalore, retire at the ensuing Annual General Meeting. The Board at its meeting held on April 23, 2003 has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2004. You are requested to consider their appointment.

9.	FOREIGN EXCHANGE EARNING AND EXPENDITURE

The Foreign Exchange Earnings during the year under review amounted to Rs. 15.16 million. Expenditure in foreign currency amounted to Rs. 1.99 million.

10.	PERSONNEL AND OTHER MATTERS

Information required to be disclosed in accordance with Section 217(2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, forming part of the Directors’ Report for the year ended March 31, 2003 is enclosed as an Annexure to this Report.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters, required to be disclosed in terms of Section 217(1)(e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence have not been given.

11.	DIRECTORS RESPONSIBILITY STATEMENT

The Directors confirm:
	1.	that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

	2.	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

	3.	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and;

	4.	that the Directors had prepared the annual accounts on a going concern basis.

12.	ACKNOWLEDGEMENTS

The Directors wish to place on record their appreciation for the dedication and hard work put in by the employees of the Company. The relationship with the shareholders, government, regulatory authorities and clients remained excellent. Your Directors are grateful for the support extended by them and look forward to receiving their continued support and commitment. Your Directors also wish to thank the investors in the Funds managed and advised for their continued support to the Company.

For and on behalf of the Board of Directors
K.V. KAMATH Chairman
Mumbai, April 23, 2003

auditors’ report
to the members of ICICI Venture Funds Management Company Limited

We have audited the attached Balance Sheet of ICICI VENTURE FUNDS MANAGEMENT COMPANY LIMITED as at March 31, 2003 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts, and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

1.	As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

2.	Further to our comments in the Annexure referred to in paragraph 1 above, we report that :

	(i)	we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

	(ii)	in our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of those books;

	(iii)	the Balance Sheet and Profit and Loss Account dealt with by this report are in agreement with the books of account;

	(iv)	in our opinion, the Balance Sheet and Profit and Loss Account dealt with by this report comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;

	(v)	on the basis of written representations received from the Directors, as on March 31, 2003 and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on March 31, 2003 from being appointed as a director in terms of clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956;

	(vi)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with the notes thereon, give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and

(b) in the case of the Profit and Loss Account, of the profit for the year ended March 31, 2003.

For S.B. BILLIMORIA & Co., Chartered Accountants

UDAYAN SEN Partner
Bangalore, April 24, 2003

annexure to auditors’ report
referred to in paragraph (1) of our report of even date

1.	The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets. The Company has a programme of physically verifying all fixed assets, other than leased assets, in a year, which, according to us, is reasonable. The said fixed assets have accordingly been verified by the management. No material discrepancies have been noticed on such physical verification.

In respect of the leased assets, the Company has generally adopted a procedure of calling for confirmation letters from the respective lessees regarding the existence and condition of the assets. Where no confirmation has been received from any lessee for two consecutive years, the procedure provides for physical verification of the respective assets to be carried out by the management in the following year. The above procedure is considered reasonable, taking into account the constraints in arranging for physical verification of the assets located at the premises of the various lessees.

2.	The fixed assets of the Company have not been revalued during the year.
3.	In our opinion and as per the information and explanations given to us, the terms and conditions on which the Company has taken loans from companies, firms or other parties listed in the registers maintained under Section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interests of the Company. We are informed that there are no companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.

4.	The Company has not granted any loans, secured or unsecured to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956. We are informed that there are no companies under the same management within the meaning of Section 370 (1B) of the Companies Act, 1956.

5.	In respect of loans given by the Company, and considered good, parties have generally repaid the principal amounts as stipulated and have also generally been regular in the payment of interest.

In cases where instalments of principal and/or interest are not received, it is the practice of the Company to review the operations of the borrower and on the basis of such review, to take such steps as are considered appropriate in the circumstances, having regard to the overall objectives of the Company. In our opinion, the steps taken by the Company are reasonable having regard to the nature of business of the Company.

6.	In our opinion and according to the information and explanations given to us, there are reasonable internal control procedures commensurate with the size of the Company and the nature of its business with regard to the purchase of the plant & machinery, equipment and other assets.

7.	There were no purchase of goods and materials or sale of goods, materials and services in excess of Rs. 50,000 in value for each type from firms, companies or other parties entered in the registers maintained under Section 301 of the Companies Act, 1956.

8.	The Company has not accepted any deposits from the public.

9.	In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.

10.	According to the records of the Company, Provident Fund dues have been regularly deposited with the appropriate authorities during the year. According to the information and explanations given to us, the Employees State Insurance Act, 1948 is not applicable to the Company.

11.	According to information and explanations given to us, no undisputed amounts payable in respect of income tax, wealth tax, sales tax, customs duty and excise duty were outstanding as at March 31, 2003, for a period of more than six months from the date they became payable.

12.	According to information and explanations received by us and the records of the Company examined by us, no personal expenses have been charged to the revenue account other than those payable under contractual obligations or in accordance with generally accepted business practice.

13.	The Company has maintained proper records of the investments made in shares, securities, etc. The investments are held in the name of the Company.

For S.B. BILLIMORIA & Co., Chartered Accountants

UDAYAN SEN Partner
Bangalore, April 24, 2003

balance sheet
as at March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002
SOURCES OF FUNDS

Shareholders’ Funds

Share Capital	I	31,250		31,250
Reserves and Surplus	II	288,774		254,447

			320,024	285,697
Loan Funds	III
Unsecured Loans			8,000	229,668
Deferred Tax Liability			17,295	21,741

Total			345,319	537,106

APPLICATION OF FUNDS
Fixed Assets	IV
Gross Block		167,884		166,168
Less: Depreciation and
lease adjustment		60,238		48,194

Net Block			107,646	117,974
Investments	V		269,366	474,325
Current Assets, Loans
and Advances	VI	57,177		86,649
Less: Current Liabilities and
Provisions	VII	88,870		141,842

Net Current Assets			(31,693)	(55,193)

Total			345,319	537,106

Notes forming part of Accounts	XIII

Accounting Policies	XIV

profit and loss account
for the year ended March 31, 2003
Schedule	(Rs. in ’000s)	March 31, 2002

INCOME

Income from Operations	VIII	338,189	188,411
Profit on Sale of Investments (net)		14,541	12,416
Provisions Written back (net)		639	1,433
Profit on Sale of assets (net)		194	—
Other Income	IX	3,009	823

		356,572	203,083

EXPENDITURE
Staff Expenses (See Note 8 & 13)	X	62,172	45,534
Establishment Expenses	XI	20,877	18,769
Other Expenses	XII	75,516	35,857
Depreciation		12,355	13,427

		170,920	113,587

Profit before taxation		185,652	89,496
Less: Provision for Current Tax
(See Note 11)		65,146	30,000
Less: Provision for Deferred Tax
(See Note 11)		(4,446)	3,766

Profit after Taxation		124,952	55,730
Add: Balance brought forward
from previous year		25,153	47,392

DISPOSABLE PROFIT		150,105	103,122

APPROPRIATIONS
Statutory Reserve (See Note 10)		24,991	11,146
General Reserve		12,495	5,573
Proposed Dividend		—	61,250
Interim Dividend		90,625	—
Balance carried to Balance Sheet		21,994	25,153

		150,105	103,122

Notes forming part of Accounts	XIII

Accounting Policies	XIV

As per our Report attached			For and on behalf of the Board

For S.B. BILLIMORIA & CO Chartered Accountants	K.V. KAMATH Chairman	.LALITA D. GUPTE Director	RENUKA RAMNATH Managing Director & CEO
K.V. KAMATH Chairman

UDAYAN SEN	BEENA M. CHOTAI	ANSELM PINTO
Partner	Financial Controller	Company Secretary

Mumbai, April 17, 2003	Mumbai, April 23, 2003

schedules
forming part of the Accounts
(Rs. in ’000s)	March 31, 2002
SCHEDULE I
SHARE CAPITAL
Authorised
20,000,000 Equity Shares of Rs. 10 each	200,000	200,000

Issued, Subscribed and Paid-up	31,250	31,250
3,125,000 Equity Shares of Rs.10 each
(Previous Year - 3,125,000 Equity Shares of Rs.10 each)
	31,250	31,250

Out of 3,125,000 equity shares issued by the Company, 3,124,890 equity shares (Previous Year - 3,124,890) are held by ICICI Bank Limited (the holding company) (of the above,125,000 shares have been issued as fully-paid, pursuant to a contract without payment being received in cash)

	Additions/ (deletions) during the year	Balance at March 31, 2003	Balance at March 31, 2002
SCHEDULE II
RESERVES AND SURPLUS
Statutory Reserve	24,991	158,011	133,020
General Reserve	12,495	60,825	48,330
Amalgamation Reserve	—	47,944	47,944
Surplus in Profit and Loss Account	21,994	21,994	25,153
	(25,153)

	34,327	288,774	254,447

SCHEDULE III
LOAN FUNDS
Interest-free loan from ICICI Bank Limited		8,000	23,000
(Repayable within one year Rs. 7,000,000)
(Previous Year - Rs. 16,000,000)
Short-term Loan (interest-free) from ICICI Bank Limited		—	206,668
(Repayable within one year - Rs. Nil)
(Previous Year - Rs. 2,06,668,146)

		8,000	229,668

SCHEDULE IV FIXED ASSETS
											(Rs. ’000s)

	Gross Block					Depreciation				Net Block

	As at March 31, 2002	Addi-tions	Deduc-tions	As at March 31, 2003	As at March 31, 2002	For the Year	Depre- ciation withdrawn	As at March 31, 2003	Lease Adjust- ment Account upto March 31, 2003	As at March 31, 2003	As at March 31, 2002

ASSETS ON LEASE
Vehicles	1,200	—	—	1,200	1,194	3	—	1,197	—	3	6
Plant & Machinery	90,038	—	—	90,038	14,288	4,754	—	19,042	6,561	64,435	69,189

Sub-Total – A	91,238	—	—	91,238	15,482	4,757	—	20,239	6,561	64,438	69,195

As at March 31, 2002				91,238				15,482	6,561	69,195
OTHER ASSETS
Building *	22,782	—	—	22,782	6,137	832	—	6,969	—	15,813	16,645
Equipment	19,892	336	21	20,207	5,848	1,980	4	7,824	—	12,383	14,044
Computers	14,271	1,848	446	15,673	9,176	2,371	308	11,239	—	4,434	5,095
Furniture & Fixtures	16,623	—	—	16,623	4,439	2,206	—	6,645	—	9,978	12,184
Vehicles	1,361	—	—	1,361	551	210	—	761	—	600	810

Sub-Total – B	74,929	2,184	467	76,646	26,151	7,599	312	33,438	—	43,208	48,778

As at March 31, 2002				74,930				26,151		48,778

Grand Total – (A)+(B)	166,167	2,184	467	167,884	41,633	12,356	312	53,677	6,561	107,646	117,973

As at March 31, 2002				166,167				41,633	6,561	117,973

* Building acquired on long lease

schedules
forming part of the Accounts	Continued

(Rs. in ’000s)	March 31, 2002
SCHEDULE V
INVESTMENTS (at cost)						271,484	474,641
Less:	Provision for diminution in value of investments					2,118	316

	Total					269,366	474,325

	NOTES TO SCHEDULE V
		As at March 31, 2003			As at March 31, 2002

	Particulars		Face Value			Face Value
			Rs.			Rs.
		Number	(per unit)	Cost	Number	(per unit)	Cost

NON TRADE INVESTMENTS
Investments
I.	Long-term
1	Industrial Development Bank of India	—	—	9	—	—	9
	11.5 % IDBI Bonds 2010 (Fifty fifth Series)
2	Creative Eye Limited	200,000	5.00	5,500	200,000	5	5,500
	Equity Shares of Rs. 5 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year - Nil)} {(Shares sold during the Year - Nil)
	(Previous Year - Nil)}
3	Baazee.com, Inc.	—	—	—	255,102	—	12,200
	Series B. Pref.Stock of USD 0.001 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year - 255,102)} {(Shares sold during the Year - 255,102)
	(Previous Year - Nil)}
4	Baazee.com, Inc.	—	—	—	392,928	—	97,600
	Series C. Pref. Stock of USD 0.001 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year - 392,928)} {(Shares sold during the Year - 392,928)
	(Previous Year - Nil)}
5	Powershare Inc.	—	—	—	125,000	—	24,400
	Series A. Pref. Stock of USD 0.01 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year - 125,000)} {(Shares sold during the Year - 125,000)
	(Previous Year - Nil)}
6	Wafer Solutions Inc.	—	—	—	2,970,000	—	72,468
	Series B. Pref. Stock of USD 0.001 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year - 2,970,000)} {(Shares sold during the
	Year - 2,970,000) (Previous Year - Nil)}
7	Prudential ICICI Asset Management Company Limited	2,796,688	10.00	33,700	—	—	—
	Equity Shares of Rs. 10 each fully paid
	{(Shares purchased/acquired during the Year - 2,796,688)
	(Previous Year - Nil)} {(Shares sold during the Year - Nil)
	(Previous Year - Nil)}
8	Prudential ICICI Trust Limited	15,206	10.00	200	—	—	—
	Equity Shares of Rs. 10 each fully paid
	{(Shares purchased/acquired during the Year - 15,206)
	(Previous Year - Nil)} {(Shares sold during the Year - Nil)
	(Previous Year - Nil)}

	Total - (I)			39,409			212,177

II.	Current Investments (quoted)
1	Television Eighteen India Limited	4,100	10.00	738	4,100	10	738
	Equity Shares of Rs. 10 each fully paid
	{(Shares purchased/acquired during the Year - Nil)
	(Previous Year- Nil)} {(Shares sold during the Year - Nil)
	(Previous Year - Nil)}
2	The Arvind Mills Limited	131,204	10.00	197	—	—	—
	{(Warrants purchased/acquired during the Year-1,31,204)
	(Previous Year- Nil)} {(Warrants sold during the Year - Nil)
	(Previous Year - Nil)} (Face value of Rs. 10/- Per Warrant and
	Rs. 1.50 paid-up Per Warrant)

	Total - (II)			935			738

III.	Current Investments (unquoted)
1	Units of Prudential ICICI Liquid Plan - Growth	3,798,838	10	56,378	13,654,233	10	189,726
2	Units of Prudential ICICI Short-term Plan - Growth	—	—	—	2,000,000	10	20,000
3	Units of Templeton Floating Rate Income Fund - Growth	2,000,000	10	20,000	2,000,000	10	20,000
4	Units of Templeton India Liquid Plan - Growth	600,689	10	8,616	—	—	—
5	Units of J M High Liquidity Fund - Growth	2,472,311	10	40,728	2,103,630	10	32,000
6	Units of Zurich India Liquid Fund - Growth	1,126,565	10	13,300	—	—	—
7	Units of Templeton India Treasury Mgt. Account - Growth	1,046	1,000	1,500	—	—	—
8	Units of H.D.F.C. Liquid Fund - Growth	868,306	10	10,395	—	—	—
9	Units of Reliance Liquid Fund - Treasury Plan - Growth	711,607	10	10,000	—	—	—
10	Units of Reliance Liquid Fund - Treasury Plan - Bonus Growth	962,570	10	10,000	—	—	—
11	Units of Grindlay Cash Fund - Growth	947,088	10	10,608	—	—	—
12	Units of Chola Triple Ace - Bonus - Growth	1,178,984	10	13,333	—	—	—
13	Units of Chola Liquid Fund - Growth	612,416	10	7,379	—	—	—
14	Units of Sundaram Money Fund - Growth	280,787	10	3,500	—	—	—
15	Units of IL&FS Bond Fund - Bonus - Growth	482,693	10	5,000	—	—	—
16	Units of IL&FS Liquid Fund - Growth	929,673	10	10,306	—	—	—
17	Units of HSBC Cash Fund - Growth	1,009,793	10	10,097	—	—	—

	Total - (III)			231,140			261,726

	Grand Total - {(I)+(II)+(III)}			271,484			474,641

	SUMMARY			Current Year			Previous Year
				Rs.			Rs.
Aggregate Value of Investments :
Quoted				38,217			5,921
Unquoted				231,149			468,403

1)	Investments have been classified as Long-term and Current Investments in accordance with Accounting Standard 13 Issued by the Institute of Chartered Accountants of India.

2)	Purchases of Units of Mutual Funds held as Investments - 37,907,277 units amounting to (net of brokerage refunds) Rs. 4,95,940. (Previous Year Period - 93,579,150 units amounting to Rs. 12,83,660.)

3)	Sales of units of Mutual Funds held as Investments - 39,681,674 units amounting to Rs. 5,26,710. (Previous Year - 80,788,146 units amounting to Rs. 11,24,400.)

4)	Market Value of quoted Investments Rs. 2050. (Previous Year - Rs. 5,940)

schedules
forming part of the Accounts	Continued
(Rs. in ’000s)	March 31, 2002
SCHEDULE VI
CURRENT ASSETS, LOANS
AND ADVANCES
Current Assets
Accrued Interest		—	1
Sundry Debtors (unsecured)
(i) Debts (considered good -
outstanding for less than six months)	6,885		12,763
(ii) Debts (considered good – outstanding
for more than six months)	18,421		13,816
(iii) Debts - considered doubtful	543		543
Less: Provision for doubtful debts	(543)		(542)

		25,306	26,580
Cash		20	16
Balance with Scheduled Banks -
Balance in Current Accounts		17,215	18,861

		42,541	45,457

Loans and Advances *
– Loans to Staff (See Note 6)		2,100	4,424
– Other Loans		—	23,305
Advance tax and tax deducted at
source (Net of provisions)		6,801	5,359
Advances recoverable in cash or in kind	5,866		8,235
or for value to be received
Less: Provision for doubtful advances	(131)		(131)

		5,735	8,104

		14,636	41,192

* Of the above Advances
(a) Fully Secured		2,085	27,673
(b) Unsecured, Considered Good		12,551	13,519
(c) Considered Doubtful	131		131
Less: Provision for doubtful advances	(131)	—	(131)

		14,636	41,192

		57,177	86,649

SCHEDULE VII
CURRENT LIABILITIES AND PROVISIONS
Current Liabilities
Sundry Creditors -
– Dues to creditors other than
Small-scale Industrial Undertakings		70,755	43,837
Income and Lease Rentals received in advance		54	80
Other Liabilites		8,061	26,675

		78,870	70,592

Provisions
Proposed Dividend		—	61,250
Provision for contingencies		10,000	10,000

		10,000	71,250

		88,870	141,842

SCHEDULE VIII
INCOME FROM OPERATIONS
Fee Income		326,297	177,261
[Tax at source Rs. 17,135,697]
(Previous Year - Rs. 7,079,439)
Interest on Loans		1,219	1,828
Bad debts recovered		454	500
Income from Incubation Facility		275	480
[Tax at source Rs. 57,820]
(Previous Year - Rs. 107,840)
Lease rentals and related income	9,211		10,166
Less: Lease Equalisation Account	—		(2,530)

		9,211	7,636
Dividend (See Note 7)		50	105
[Tax at source Rs. 5,250]
(Previous Year - Nil)
Income from Deposits and Securities		683	601
[Tax at source Rs. 24,769]
(Previous Year - Rs. 75,467)
		338,189	188,411

SCHEDULE IX
OTHER INCOME
Interest on Miscellaneous Advances	351	366
Income due to Exchange Fluctuation	—	305
Miscellaneous Income (net)	2,658	152

	3,009	823

SCHEDULE X
STAFF EXPENSES
Salaries, Wages and Bonus	54,868	41,296
Contribution to Provident and Other Funds	4,164	3,489
Staff Welfare Expenses	3,140	749

	62,172	45,534

SCHEDULE XI
ESTABLISHMENT EXPENSES
Insurance	90	69
Postage	607	143
Electricity Charges	2,360	2,192
Rates and Taxes	777	291
Repairs and Maintenance – Building	3,286	2,631
– Others	1,044	716
Telex, Telephone and Telegram Charges	3,233	3,885
Rent - Office	9,480	8,842

	20,877	18,769

SCHEDULE XII
OTHER EXPENSES
Advertisement & Business Promotion	2,022	961
Bank Charges	25	52
Books and Periodicals	108	113
Directors Meeting Expenses	62	—
E.D.P. Expenses	6,400	1,834
Travel, Conveyance and Motor Car Expenses	16,964	8,619
Advisory Fees	13,500	144
Legal and Professional Charges (See Note 1)	18,311	13,964
Printing and Stationery	1,046	566
Memberships and Subscriptions	1,969	818
Loss on Sale of Assets (net)	—	58
Loss due to Exchange Fluctuation	300	—
Provision for Diminution in Value of Investments	1,802	—
Doubtful Advances Written Off	3,236	—
Miscellaneous Expenses (See Note 12)	9,771	8,728

	75,516	35,857

SCHEDULE XIII
NOTES FORMING PART OF THE ACCOUNTS
1. Legal & Professional Charges include amounts paid/payable to the Auditors for:
	(Rs. in ’000s		)
	2002-2003	2001-2002
Audit Fees	100	70
Taxation Matters	20	10
Other Matters	100	660
Out-of Pocket Expenses	50	—

	270	740

2. Earnings in Foreign Exchange
Fees	15,160	39,020
Interest on EEFC Deposit	—	—

	15,160	39,020

3. Expenditure in Foreign Currency
Travel	969	480
Others	1,021	770

	1,990	1,250

4. Estimated amount of Contracts remaining to be executed on capital account not provided for (net of advances, if any) - Nil (Previous Year - Nil).

schedules
forming part of the accounts	Continued

5.	Income Tax demands (net of tax provision already created) for which appeals are being preferred Rs. 3,570 (Previous Year – Rs.3,570).
6.	Loans to staff include - Nil (Previous Year - Nil) from an Officer of the Company. Maximum amount due during the year - Nil. (Previous Year - Rs. 70).
7.	Dividend Income comprises of the following :
		(Rs. in ’000s)
		2002-2003	2001-2002
	Dividend from Non-Trade Investments
	– Current Investments	—	105
	– Long term Investments	50	—
	Dividend from units held as Stock-in-trade	—	—

	Total	50	105

8.	Staff Expenses include provision towards unutilised leave salary Rs. 870 (Previous Year – Rs.1,560).

9.	The Company has complied with the Prudential norms prescribed by the Reserve Bank of India in respect of Income Recognition, Provision for Bad and Doubtful Debts and other Non Performing Assets.

10.	In accordance with Section 45-IC of the Reserve Bank of India (Amendment) Act, 1997, twenty percent of the profit after taxation in the current year has been transferred to a Statutory Reserve.

11.	Provision for tax of Rs. 60,700 (Previous Year–Rs. 33,776) includes provision for deferred tax amounting to Rs. (4,446) (Previous Year – Rs.3,776).

The net deferred tax liability comprises the tax impact arising from timing differences on account of:
		(Rs. in ’000s)
		2002-2003	2001-2002
Net Depreciation difference		70,531	73,795
Brought forward Capital loss	(6,860)		(2,082)
Provision for Contingencies	(10,000)		(10,000)
Provision for doubtful debts and
advances	(672)		(672)
Provision for Diminution in Value
of investments	(2,119)		(317)
Accrued expenses	(2,677)	(22,328)	(1,564)

		48,203	59,160

Net Deferred tax liability on above		17,295	21,741

12.	Miscellaneous expenses include Rs.5,450 (Previous Year – Rs. 5,520), being the Company’s share of various common overhead expenses incurred by ICICI Bank Limited, the holding company.

13.	Staff Expenses include Managerial Remuneration to Whole-time Director Rs. 5,760 (Previous Year – Nil). Details are given below :
Salary & Allowances – Rs. 4,890 (Previous Year – Nil), Company’s contribution to Provident Fund – Rs. 290 (Previous Year – Nil), Company’s contribution to Gratuity – Rs. 120 (Previous Year – Nil), Company’s contribution to Superannuation Fund – Rs. 360 (Previous Year – Nil) and Perquisites Rs. 100 (Previous Year – Nil).

14.	The figures for the previous year have been re-grouped wherever necessary so as to make them comparable with those of the current year.

SCHEDULE XIV

OPERATIONS & SIGNIFICANT ACCOUNTING POLICIES

The following paragraphs describe the nature of operations, the basis of presentation and the main policies adopted by the Company.

1.	Nature of Operations

The Company is a public financial institution and provides venture capital assistance to a wide spectrum of industrial sectors. The assistance is extended through the Venture Funds and the Private Equity Funds managed/ advised by the Company. The accounts of these Funds are maintained separately and do not form part of the Company’s financial statements.

2.	Basis of Presentation

ICICI Venture Funds Management Company Limited maintains the Books of Account in accordance with Section 209 of the Companies Act, 1956. The accounting and reporting policies of the Company are in conformity with the provisions of the Companies Act, 1956 and the Accounting Standards issued by the Institute of Chartered Accountants of India. The Company’s assets and liabilities are principally recorded on the historical cost basis and the accrual method of accounting is followed, except where otherwise noted. The principal accounting policies followed are consistent with those followed in the previous year.

3.	Income Recognition
	i.	As Fund Manager, the Company is entitled to an annual management fee and a performance fee, which is contingent on the payouts to the Fund Investors. In respect of the Private Equity Funds advised by the Company, the Company is entitled to an advisory fee. The annual management fee, performance fee and the advisory fee are recognised as revenue when they contractually accrue except where the management believes that the collectability is in doubt.

	ii.	Dividend income from investment in units of Mutual Fund is recognised on cash basis. Dividend from shares of corporate bodies is accrued when such dividend has been declared by the corporate body in its Annual General Meeting and the Company’s right to receive the dividend payment is established.

	iii.	Income on securities classified as stock-in-trade is recognised on trade date.

	iv.	Interest is recognised, except where collectability is in doubt, on time proportionate basis taking into account the amount outstanding and the interest rates implicit in the transaction. Revenue recognition on loans placed in non-accrual status is resumed and suspended income recognised when the investment becomes contractually current and incomes are actually realised.

	v.	No credit is taken for interest and other dues in respect of (a) decreed debts, (b) where suits have been filed, (c) where loans have been recalled and (d) where accounts are considered bad or doubtful.

4.	Foreign Exchange Transactions

Transactions in foreign currency, to the extent not covered by forward contracts, are recorded at the exchange rate prevailing on the date of the transaction. Exchange differences arising on foreign currency transactions are recognised as income or expense in the period in which they arise.

Monetary items (other than those relating to fixed assets) are restated at the rates prevailing at the year end. The difference between the year end rate and the exchange rate at the date of the transaction is recognised as income or expense in the profit and loss account.

5.	Investments

Long-term Investments are carried at cost. Provision for diminution, if any, in the value of long-term investments is made to recognise a decline which is not temporary. The said diminution is determined for each investment individually. Current Investments are stated at lower of cost or fair value.

6.	Stock-in-trade Units and Securities held for trading purposes are classified as Stock-in-trade. Stock-in-trade is stated at lower of cost or market value.

7.	Leasing Business

Lease income is recognised on accrual basis, except where collectability is in doubt. In respect of assets leased, all of which were leased prior to Accounting Standard 19 – Leases, issued by the Institute of Chartered Accountants of India becoming mandatory, the Company has followed the recommendations contained in the guidance note on Accounting for Leases issued by the Institute of Chartered Accountants of India. The corresponding assets are depreciated at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

8.	Fixed Assets and Depreciation

Fixed Assets are stated at cost less accumulated depreciation. Additions, major renewals and improvements are capitalised, while maintenance and repairs are expensed. Upon disposition, the net book value of assets is relieved and resultant gains and losses are reflected in the Profit and Loss Statement. The basis of depreciation is as follows:

	a)	In respect of leased assets (other than vehicles leased to third parties), depreciation is provided on straight-line method at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

	b)	In respect of all other assets, depreciation is provided on written-down value method at the rates and in the manner prescribed under Schedule XIV to the Companies Act, 1956.

9.	Employee Benefits

The Company has a superannuation fund and a gratuity fund maintained and administered by Life Insurance Corporation of India to which transfers are made annually based on advises received from the Life Insurance Corporation of India. Additionally, the Company also makes monthly contributions to the Employees’ Provident Fund Scheme managed by a trust constituted for the purpose and to the Family Pension Scheme administered by the Central Government. Contributions to retirement benefit schemes are booked under staff expenses. Provision for unutilised leave benefits has been made on the basis of management estimates.

Signatures to Schedules 'I' to 'XIV' which form an integral part of the Accounts.

As per our Report attached	For and on behalf of the Board
For S.B. BILLIMORIA & CO.	K.V. KAMATH	LALITA D. GUPTE	RENUKA RAMNATH
Chartered Accountants	Chairman	Director	Managing Director & CEO

UDAYAN SEN Partner Bangalore, April 24, 2003	BEENA M. CHOTAI Financial Controller Mumbai, April 23, 2003	ANSELM PINTO Company Secretary

Statement pursuant to Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile
1.	Registration Details
	Registration No.	0	8	/	1	0	0	9	9	State Code	0	8
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
	(Amount in Rupees Thousands)
	Public Issue									Bonus Issue
							N	I	L							N	I	L
	Rights Issue									Private Placement
							N	I	L							N	I	L

3.	Position of Mobilisation and Deployment of Funds
	(Amount in Rupees Thousands)
	Total Liabilities									Total Assets
	3	4	5	3	1	8	.	5	2	3	4	5	3	1	8	.	5	2
	Sources of Funds
	Paid-up Capital									Reserves and Surplus
		3	1	2	5	0	.	0	0	2	8	8	7	7	3	.	8	2
	Secured Loans									Unsecured Loans
							N	I	L			8	0	0	0	.	0	0
	Deferred Tax Liability
		1	7	2	9	4	.	7	1
	Application of Funds
	Net Fixed Assets									Investments
	1	0	7	6	4	5	.	4	8	2	6	9	3	6	5	.	7	2
	Net Current Assets									Miscellaneous Expenditure
		(3	1	6	9	2	.	6	8)							N	I	L
	Accumulated Losses									(to the extent not written-off or adjusted)
							N	I	L

4.	Performance of Company (Amount in Rupees Thousands) Turnover / Income
										Total Expenditure
	3	5	6	5	7	0	.	7	1	1	7	0	9	1	8	.	6	5
	Profit / Loss before Tax									Profit / Loss after Tax
	1	8	5	6	5	2	.	0	6	1	2	4	9	5	2	.	8	3
	Earning per Share in Rupees									Dividend Rate %
					4	0	.	0	0				2	9	0	.	0	0

5.	Generic Names of Principal Products/Services of the Company (as per monetary terms)
	Item Code No. : Not Applicable
	Product Description : Financial Services

For and on behalf of the Board

	K.V. KAMATH Chairman	LALITA D. GUPTE Director	RENUKA RAMNATH Managing Director & CEO
	BEENA M. CHOTAI Financial Controller	ANSELM PINTO Company Secretary
Mumbai, April 23, 2003

section 217
Statement pursuant to Section 217 (2A) of the Companies Act, 1956 and Companies (Particulars of Employees) Rules, 1975, as amended (Forming part of the Directors' Report for the year ended March 31, 2003)

		Desig./	Gross	Expe-	Date of
Sl.		Nature of	Remuneration	rience	Commencement
No.	Name, Qualifications and Age (in years)	Duties***	Received (Rs.)	(in years)	of Employment	Last Employment / Designation

1.	Renuka Ramnath, B.E., PGDM, Advanced Mgmt.	MD & CEO	5,638,811	17	01-Apr-02	ICICI Bank Limited -
	Program-Harvard Business School, (41)					General Manager
2.	Sumi tChandwani, B.E. (Industrial Engg.),	C-I	3,503,493	12	08-Jan-00	GE Capital, Mumbai -
	PGDM(IIMB) (34)					Vice President - Head Western
3.	Bala Deshpande, M.A., MMS (37)	C-I	3,631,493	13	22-Apr-00	International Best Foods Limited
						Marketing Manager
4.	Beena Chotai, B.Com, A.C.A. (34)	FC	3,203,485	12	12-Jul-93	Veejay Lakshmi Engg. Works
						Limited, Coimbatore -
						Accounts Officer
5.	Kishore Gotety, B.Com, ICWA, MMS (31)	C-I	4,003,493	10	10-Sep-01	ICICI Securities,
						Head - Capital Markets and
						Investment Banking Services
6.	K. Ravindra, B.E. (Mechanical), PGDM (IIMC) (37)	C-I	2,603,485	14	01-Sep-00	ICICI Limited, Hyderabad,
						Zonal Manager

***	Designation/Nature of Duties Codes
	MD & CEO - Managing Director & Chief Financial Officer	C-I	– Chief	- Investments	FC	– Financial Controller
Notes:
1.	The nature of employment is contractual and the employees are governed by the Company’s rules and conditions of service.
2.	None of the Employees mentioned above is a relative of any Director of the Company.
3.	Gross Remuneration includes Basic Salary, House Rent Allowance/Rent paid for residential accommodation, Conveyance Allowance, Medical Expenses, Bonus, Leave Encashment, Leave Fare Concession, Company’s Contribution to Provident Fund and Superannuation Fund. The Gross amount includes payment of gratuity to the employees on retirement, wherever applicable.
4.	Designation, Nature of Duties and Remuneration are as on March 31, 2003.

For and on behalf of the Board of Directors

K.V. KAMATH
Chairman

Mumbai, April 23, 2003

ICICI INTERNATIONAL LIMITED
7TH ANNUAL REPORT AND ACCOUNTS 2002-2003
Directors	Secretary	Auditors
Renuka Ramnath Suresh Kumar Couldip Basanta Lala Kapil Dev Joory	International Financial Services Limited 3rd Floor, Les Cascades Edith Cavell Street Port Louis Mauritius	Horwath Mauritius Public Accountants 3rd Floor, Amod Building 19, Poudrière Street Port Louis Mauritius
Administrator	Registered Office
International Financial Services Limited 3rd Floor, Les Cascades Edith Cavell Street Port Louis Mauritius	C/o. International Financial Services Limited 3rd Floor, Les Cascades Edith Cavell Street Port Louis Mauritius

commentary of the directors
year ended March 31, 2003

INCORPORATION
The Company was incorporated in the Republic of Mauritius as a private company limited by shares on January 18, 1996.

ACTIVITIES
The Company is an Investment and Fund Management Company.

RESULTS
The results for the year are shown in the Income statement. The Directors paid an interim dividend of USD 20,000 during the year under review.

DIRECTORS
The present membership of the Board is set out as above. All Directors served throughout the year,

DIRECTORS’ RESPONSIBILITIES IN RESPECT OF THE FINANCIAL STATEMENTS
Company law requires the Directors to prepare financial statements for each financial year, which present fairly the financial position, financial performance and the cash flow of the Company. The Directors are also responsible for keeping accounting records which:

  correctly record and explain the transactions of the Company;
  disclose with reasonable accuracy at any time the financial position of the Company;
  would enable them to ensure that the financial statements comply with the Companies Act, 2001.

The Directors confirm that they have complied with the above requirements in preparing the financial statements.

AUDITORS
The Auditors, Horwath Mauritius, have indicated their willingness to continue in office.

REPORT FROM THE SECRETARY TO THE MEMBERS OF ICICI INTERNATIONAL LIMITED UNDER SECTION 166 (d) OF THE COMPANIES ACT, 2001
We certify that we have filed with the Registrar all such returns as are required of the Company under the Companies Act, 2001 for the financial year ended March 31, 2003.

for International Financial Services Limited
Corporate Secretary

April 9, 2003

auditors’ report
to the members of ICICI International Limited

We have audited the financial statements of ICICI INTERNATIONAL LIMITED on page 52 which have been prepared on the basis of the accounting policies set out on page 53.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Company’s Directors are responsible for the preparation of the financial statements. It is our responsibility to form an independent opinion, based on our audit on the financial statements and to report our opinion to you.

Basis of opinion
 We conducted our audit in accordance with International Standards on Auditing.

An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all information and explanations that we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatements. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
 In our opinion, the financial statements give a true and fair view of the state of affairs of the Company as at March 31, 2003 and of its profit, changes in equity and cash flows for the year ended and have been properly prepared in accordance with International Accounting Standards and comply with the Companies Act, 2001. We have obtained all the information and explanations we considered necessary for the purposes of our audit. In our opinion, proper accounting records have been kept by the Company.

HORWATH MAURITIUS
Public Accountants

K.S. SEWRAZ, FCCA
Signing Partner

Port Louis, Mauritius
April 9, 2003

balance sheet	income statement
	as at March 31, 2003			for the year ended March 31, 2003
			March 31,				March 31,
	Notes	(USD)	2002		Notes	(USD)	2002

ASSETS				REVENUE
Non-current Assets				Management fee		330,302	944,273
Investments	2	300,000	300,100	Interest Income		3,694	7,857
Less : Provision for investment written-off		—	(100)
						333,996	952,130
		300,000	300,000
				EXPENSES
Current Assets				Advisory fee		322,300	815,000
Receivables	4	79,837	3,141	Licence fee		1,500	1,500
Cash and cash equivalents		150,974	303,298	Director’s fee		1,250	1,063
				Secretarial fee		1,250	1,063
		230,811	306,439	Administration and professional fees		4,610	7,922
				Bank charges		300	63
Total Assets		530,811	606,439	Audit fee		2,300	2,240
				Provision for investment written-off		—	100
				General expenses		210	—
EQUITY AND LIABILITIES
Capital and reserves						333,720	828,951
Issued capital	5	400,000	400,000
Accumulated profits		129,092	148,816
				PROFIT FROM OPERATIONS		276	123,179
		529,092	548,816
				Previous year expenses written back (net)	3	—	32,462
Current Liabilities
Payables	6	1,719	7,623	NET PROFIT FOR THE YEAR		276	155,641
Dividend proposed		—	50,000

		1,719	57,623

Total Equity and Liabilities		530,811	606,439

Approved by the Board of Directors on April 9, 2003

COULDIP BASANTA LALA Director	RENUKA RAMNATH Director

statement of changes in equity
for the year ended March 31, 2003

	Share	Accumulated	TOTAL
	Capital	Profits

	USD	USD	USD
Balance at April 1, 2001	400,000	43,175	443,175
Net Profit for the year	—	155,641	155,641
Dividends	—	(50,000)	(50,000)

Balance at March 31, 2002	400,000	148,816	548,816
Net Profit for the year	—	276	276
Dividends	—	(20,000)	(20,000)

Balance at March 31, 2003	400,000	129,092	529,092

Notes on pages 51 and 52 form an integral part of these financial statements

52

cash flow statement
for the year ended March 31, 2003
	(USD)	March 31, 2002		(USD)	March 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES			CASH FLOWS FROM INVESTING ACTIVITIES
Net profit for the year	276	155,641	Interest received	3,694	7,857
Adjustments for :
Interest income	(3,694)	(7,857)	Net cash from investing activities	3,694	7,857

Operating profit before working capital changes	(3,418)	147,784	CASH FLOWS FROM FINANCING ACTIVITIES
(Increase) / Decrease in receivables	(76,696)	8,564	Dividend paid	(20,000)	—
Decrease in payables	(55,904)	(159,625)
Provision for investments written-off	—	100	Net cash from financing activities	(20,000)	—
Net cash used in operating activities	(136,018)	(3,177)
			NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(152,324)	4,680
			CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	303,298	298,618
			CASH AND CASH EQUIVALENTS AT END OF YEAR (note 1 d)	150,974	303,298

notes to the financial statements
for the year ended March 31, 2003
1.	ACCOUNTING POLICIES
The financial statements are prepared in accordance with applicable International Accounting Standards. A summary of the more important accounting policies, which have been applied consistently, is set out below. The preparation of financial statements in accordance with International Accounting Standards requires the Directors to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.
(a)	Basis of accounting The financial statements are prepared under the historical cost convention.
(b)	Investments
The investment in the joint venture entity, TCW/ICICI Investment Partners, is viewed as a ”strategic investment” and has, as a result, been recorded at cost.
Available-for-sale investments are valued at fair value and the resulting temporary unrealised (gains) / losses (including unrealised foreign exchange (gains) / losses on retranslation at the closing rate, if any) are reported as a separate component of equity as ”Investment Revaluation Reserve”, till the underlying investment is sold or permanently written off, when the total realised (gains) / losses are included in the Income Statement.
(c)	Foreign currency translation
Foreign currency transactions are translated into US Dollar at the exchange rate ruling on the transaction dates. Monetary assets and liabilities at the balance sheet date, which are denominated in foreign currencies, are translated into US Dollar at the rate of exchange ruling at the balance sheet date.
Realised and unrealised gains and losses on exchange are dealt with in the Income Statement.
(d)	Cash and cash equivalents Cash and cash equivalents consist of cash on hand, balances with banks, and investments in market instruments.
(e)	Revenue recognition Revenue is recognised on the following basis : Interest Income and Management Fees as they accrue unless collectibility is in doubt.
2.	INVESTMENTS Details of the Investments are as follows :
	(a)	Unquoted Securities
	No. of Shares	% Holding	Cost USD	Directors’ Valuation USD
TCW/ICICI Investment
Partners LLC	300,000	50	300,000	300,000

Total	300,000		300,000	300,000

(b)	Investments which exceeds 10% of the issued share capital are :
Name of Company	Description	Proportion held
TCW / ICICI Investment	Ordinary shares	50%
Partners LLC
3.	Expenses written back	March 31,	March 31,
		2003	2002
		USD	USD
	Overprovision of prior year professional	—	41,000
	fees written back
	Performance fees receivable written off	—	(8,538)

	Previous year expenses written back (net)	—	32,462

4.	Receivables	March 31,	March 31,
		2003	2002
		USD	USD
	Prepayment and accrued interest	79,837	3,141

	Total	79,837	3,141

5.	Share Capital	March 31,	March 31,
		2003	2002
		USD	USD
	Authorised
	5,000,000 Ordinary shares of USD 10 each	50,000,000	50,000,000

	Issued and fully paid
	40,000 Ordinary shares of USD 10 each	400,000	400,000

notes to the financial statements
Continued

6.	Payables	March 31,	March 31,
		2003	2002
		USD	USD
	Accruals	1,719	7,623

		1,719	7,623

7.	Taxation
The Company has received a Certificate of Mauritian tax residence from the Commissioner of Income Tax in Mauritius, which entitles it to certain reliefs pursuant to the treaties concluded between Mauritius and the investee countries for the avoidance of double taxation. Capital gains are exempt from Mauritian tax and any dividends paid by the Company to shareholders will be exempt in Mauritius from any withholding tax. The Company is liable to pay income tax on its net income at a rate of 15% effective from the year ended March 31, 2003. The Company, however, had allowable losses at March 31, 2003 of USD 3,418 and, therefore, no provision for tax has been made for the current year.

8.	Financial Instruments
The carrying amount of investments, receivables, cash and cash equivalents and payables approximate to their fair values. Financial assets and liabilities which are accounted for at historical cost are carried out at values which differ from their fair values. It is not practicable within the constraints of timeliness and cost to determine the fair values of certain financial assets and liabilities with sufficient reliability.

9.	Reporting currency
The financial statements are presented in US Dollar, which is considered to be the Company’s principal trading currency.

ICICI PRUDENTIAL LIFE INSURANCE COMPANY LIMITED
3RD ANNUAL REPORT AND ACCOUNTS 2002-2003
Directors	Board Governance Committee	Board Investment Committee
K.V. Kamath, Chairman Mark Tucker Lalita D. Gupte Danny Bardin Kalpana Morparia Chanda Kochhar M.P. Modi R. Narayanan Shikha Sharma, Managing Director	Danny Bardin, Chairman Lalita D. Gupte Shikha Sharma	Lalita D. Gupte, Chairperson Danny Bardin Shikha Sharma V. Rajagopalan Sandeep Batra Puneet Nanda
Risk Management and Audit Committee M.P. Modi, Chairman Danny Bardin Kalpana Morparia

	Joint Auditors Bharat S. Raut & Co. Chartered Accountants S.R. Batliboi & Co. Chartered Accountants	Registered Office ICICI Prulife Towers 1089, Appasaheb Marathe Marg, Prabhadevi, Mumbai - 400 025.

directors' report
to the members

We are pleased to present the Third Annual Report to the Members alongwith the audited Statement of Accounts for the financial year ended March 31, 2003.

Operational Review

The year under review witnessed all the 12 private life insurers becoming fully operational. With the increased competitive activities it is estimated that the private life insurers have captured 10% of the market in terms of First Year Premium. Despite this increased competition, we are pleased to inform you that the Company has consolidated its position as the leading private life insurer in India, with the Annualized Premium growing more than three fold over the previous year.

A summary of the financial results for the year ended March 31, 2003 are as under :

Particulars		Current Year	Previous Period
		(March 31, 2003)	(March 31, 2002)
No. of new Policies (in ‘000)		244	98
			Rs. Million
Premium Income		4,176	1,163
Sum Assured in force
–	Basic Policy	51,095	15,394
–	Total (Basic + Riders)	87,605	27,573
Annualized Premium
–	Regular	2,378	680
–	Single	1,570	576
–	APE (Regular + 10% of single)	2,535	738

Surplus / (Deficit) in Revenue / Profit & Loss Accounts before transfer from Shareholders fund :

		Rs. Million
Participating	(706)	(770)
Non-participating	(30)	(104)
Annuities participating	(221)	(175)
Linked	(363)	(15)
Linked - Pension	(263)	—
Shareholders	112	191

Total	(1471)	(873)

Customer First

Our customer centric approach has been the key reason for our success. Continuing with our ‘Customer First‘ philosophy, we have significantly expanded our presence to 29 operational Branches (2001-2002 : 16), with the Advisor force growing to over 18,000. We have also strengthened our Alternate Distribution channels, i.e. Bancassurance, Corporate Agents and Direct Marketing, making purchase of insurance more accessible. We are pleased to inform that the Bancassurance and Direct Marketing channels have contributed to over 18% of the Annualized Premium during the year.

Products

We were amongst the first to identify the emerging opportunity in the Pension segment and launched two linked pension products – LifeTime Pension and LifeLink Pension, which have been well received in the market. This has resulted in significant market share gains in the pension segment. We have also launched a complete range of Group Solutions to meet the needs of corporate customers.

Linked products, which offer more flexibility and transparency to the customers, have been in focus during the year. We offer the most comprehensive suite of products to our customers, and the diversified product mix achieved during the year is as under :

Product type		Mix in terms of APE
	2002-2003	2001-2002
Participating	35%	61%
Non-participating	3%	9%
Annuities participating	10%	27%
Linked	28%	3%
Linked – Pension	24%	—

Total	100%	100%

In our commitment towards delivering a superior customer experience, we have embarked on a Six Sigma Quality program, which is being implemented in the areas of customer enrolment, policy issuance and servicing.

Asset Liability Management

The Company has put in place an Asset-Liability Management (ALM) framework for its investment related risks. As part of this, the Company has hedged the single premium non-participating portfolio by duration matching. On the participating portfolio, the Company has adopted a strategy, which includes investments in Equities with an index-based strategy. The asset under management for the linked portfolio comprises of more than 30% of the funds, for which the Company has minimal ALM risk.

Dividend

Since the Company has incurred a loss, the Directors are unable to recommend any dividend for this financial year.

Rural and Social Sector Obligations

The Company has achieved the rural and social sector obligations by writing 29,376 policies pertaining to the rural sector and by covering 17,964 lives from economically vulnerable or backward classes of society under our social sector group policies.

Increase in Share Capital

The company issued 235,000,000 equity shares of Rs. 10 each at par amounting to Rs. 2,350 million in the year under review, taking the total paid-up capital to Rs. 4,250 million.

directors’ report
Continued

Public Deposits

During the year under review, the Company has not accepted any deposit under Section 58A of the Companies Act, 1956.

Corporate Governance

We are committed to achieving the highest standards of corporate governance. We continue to adopt the best practices in corporate governance. The composition of the Board of Directors includes two independent Directors. The Board Committees have been set-up to oversee and review the functions of the executive management.

Directors

Chanda Kochhar and R. Narayanan were appointed as additional Directors during the year. They would retire at the ensuing Annual General Meeting, and being eligible, offers themselves for re-appointment.

In accordance with the provisions of the Companies Act, 1956 Kalpana Morparia and M.P. Modi shall retire by rotation at the ensuing Annual General Meeting. They being eligible, offer themselves for re-appointment.

Auditors

The Joint Statutory Auditors, M/s. Bharat S. Raut & Company, Chartered Accountants and M/s. S.R. Batliboi & Company, Chartered Accountants, retire at the ensuing Annual General Meeting and offer themselves for re-appointment. The Company has obtained a certificate as required under Section 224 (1B) of the Companies Act, 1956 to the effect that their re-appointment, if made, would be in conformity with the limits specified in that Section.

As recommended by the Risk Management and Audit Committee, the Board has proposed their appointment, as joint statutory auditors for the financial year 2003-2004. You are requested to consider their appointment.

Particulars of Employees

As required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors’ Report.

Additional Information

Information in accordance with the provisions of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988 are as follows:

Particulars	Current Year	Previous Period
	(March 31, 2003)	(March 31, 2002)
Conservation of Energy	Not Applicable	Not Applicable
Technology Absorption	Not Applicable	Not Applicable
Foreign Exchange Earnings & Outgo
– Earnings in Rupees million	1	1
– Outgo in Rupees million	17	14

Directors Responsibility Statement

Your Directors confirm that :

1.	in the preparation of the annual accounts, the applicable accounting standards have been followed;

2.	the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the loss of the Company for that period;

3	the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities and;

4.	the Directors have prepared the annual accounts on a going concern basis.

Acknowledgements

We would like to place on record our sincere appreciation for the faith and confidence reposed by our esteemed policyholders, shareholders, banks, financial institutions, ICICI Bank group and Prudential group.

We would also like to express our gratitude for the valuable advice, guidance and support received from time to time from the Insurance Regulatory & Development Authority, the Reserve Bank of India, the auditors and the statutory authorities.

We would also like to place on record our appreciation on the contribution made by all the employees, advisers and partners from alternative channels to the excellent performance that the Company has achieved during the year and look forward to their continued involvement, commitment and dedication to enable it to reach greater heights in the life insurance industry.

For and on behalf of the Board

K.V. KAMATH
Mumbai, April 22, 2003	Chairman

auditors’ report
to the members of ICICI Prudential Life Insurance Company Limited

We have audited the attached Balance Sheet of ICICI Prudential Life Insurance Company Limited (‘the Company’) as at March 31, 2003, and the related Policyholders’ Revenue Account, the Shareholders’ Profit & Loss Account, of the Company for the year ended on that date, annexed thereto, and the Receipts and Payments Account for the year ended on that date.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Balance Sheet, the Policyholders’ Revenue Account and the Shareholders’ Profit & Loss Account have been drawn up in accordance with the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002 read with Section 211 of the Companies Act, 1956.

We report thereon as follows :

  We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of the audit and have found them to be satisfactory;

  The Balance Sheet, the Policyholders’ Revenue Account, the Shareholders’ Profit & Loss Account and the Receipts and Payments Account referred to in this report are in agreement with the books of accounts;

  The actuarial valuation of liabilities for life policies in force is the responsibility of the Company’s Appointed Actuary. The actuarial valuation of liabilities has been certified by the Appointed Actuary and, in his opinion, the assumptions for such valuation are in accordance with the guidelines issued by the Insurance Regulatory and Development Authority and the Actuarial Society of India; and

  On the basis of the written representations received from the Directors of the Company, as on March 31, 2003 and taken on record by the Board of Directors, no Director of the Company is disqualified as on March 31, 2003 from being appointed as Director under clause (g) of sub-section (1) of Section 274 to the Companies Act, 1956.

In our opinion and to the best of our information and according to the information and explanations given to us :

  The Balance Sheet, the Policyholders’ Revenue Account the Shareholders’ Profit and Loss Account and the Receipts and Payments Account referred to in this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

  Investments have been valued in accordance with the provisions of the Insurance Act, 1938 and the Insurance Regulatory and Development

  Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002; The accounting policies selected by the Company are appropriate and are in compliance with the applicable Accounting Standards and with the accounting principles, as prescribed in the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002 and orders or directions issued by the Insurance Regulatory and Development Authority in this behalf;

  Proper books of accounts as required by law have been maintained by the Company so far as appears from our examination of those books; and

  The said accounts prepared in accordance with the requirements of the Insurance Act, 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act, 1956 to the extent applicable, and in a manner so required, give a true and fair view in conformity with the accounting principles generally accepted in India :

  - in the case of the Balance Sheet, of the state of affairs of the Company at March 31, 2003;

  - in the case of the Policyholders’ Revenue Account, of the surplus/ deficit for the year ended on that date;

  - in the case of the Shareholders’ Profit & Loss Account, of the loss for the year ended on that date; and

  - in the case of the Receipts and Payments Account, of the receipts and payments for the year ended on that date.

Further, according to the information and explanations given to us and to the best of our knowledge and belief we certify that :

  We have reviewed the management report and there are no apparent mistakes or material inconsistencies with the financial statements;

  There are no terms and conditions specified in the Certificate of Registration, Number 105 dated November 24, 2000 received by the Company from the Insurance Regulatory and Development Authority;

  We have verified the cash balances, to the extent considered necessary, and securities relating to the Company’s investments by actual inspection or by production of certificates, as the case may be;

  The Company is not the trustee of any trust; and

  No part of the assets of the policyholders’ funds has been directly or indirectly applied in contravention to the provisions of the Insurance Act, 1938 relating to the application and investments of the policyholders funds.
For BHARAT S. RAUT & CO. Chartered Accountants	For S.R. BATLIBOI & CO. Chartered Accountants

AKEEL MASTER Partner Mumbai, April 22, 2003	PER HEMAL SHAH A Partner Mumbai, April 22, 2003

balance sheet
as at March 31, 2003

Registration No. and Date of Registration with the IRDA : Regn. No. 105 dated 24.11.2000

	Schedule	(Rs. in ’000s)	March 31,
			2002
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS :
SHARE CAPITAL	1	4,250,000	1,900,000
Credit / (Debit) Fair Value
Change Account - Net		(10,707)	—

		4,239,293	1,900,000

POLICYHOLDERS’ FUNDS :
POLICY LIABILITIES
– Participating Business		1,510,513	580,079
– Non-Participating Business		958,284	534,361
– Annuities Participating		657,206	216,654
– Linked		32,135	935
– Linked Pension		45,808	—
– Linked Group Gratuity		405	—
INSURANCE RESERVES
– Linked Group Gratuity		22	—
Provision for linked liabilities		2,081,732	75,374

		5,286,105	1,407,403

Total		9,525,398	3,307,403

APPLICATION OF FUNDS
INVESTMENTS
Shareholders’	2	1,281,324	515,930
Policyholders’	2A	3,299,385	1,325,790
Asset held to cover linked liabilities	2B	2,081,732	75,374
FIXED ASSETS	3	414,229	281,947
Deferred Tax Asset (Net)		102,346	102,346
CURRENT ASSETS
Cash and Bank Balances	4	320,378	107,010
Advances and Other Assets	5	210,064	119,755
Less : Current Liabilities & Provisions	6	709,121	273,995

NET CURRENT ASSETS		(178,679)	(47,229)

Profit & Loss Account - Debit balance		2,525,061	1,053,247
(Share Holders’ Account)

Total		9,525,398	3,307,403

NOTES TO ACCOUNTS	11
Schedules referred to herein form an integral part of the Balance Sheet.

profit and loss account
for the year ended March 31, 2003

Registration No. and Date of Registration with the IRDA : Regn. No. 105 dated 24.11.2000
	Schedule	(Rs. in ’000s)	March 31,
			2002

Shareholders' Account
(Non-technical Account)
Amount transferred to :
Policyholders’ Account
(Technical) Participating		706,428	927,171
Policyholders’ Account
(Technical) Non-Participating		30,027	124,697
Policyholders’ Account (Technical)
Annuities Participating		221,272	175,169
Policyholders’ Account
(Technical) Linked		362,573	14,769
Policyholders’ Account
(Technical) Linked Pension		263,484	—

Total (A)		1,583,784	1,241,806

Income From Investments
(a) Interest & Dividend (Gross)		62,019	107,292
(b) Profit on sale of investments (Net)		57,172	112,347
Fees for professional services		1,397	1,011
Other Income		19	58

Total (B)		120,607	220,708

Operating Expenses
Employees remuneration & welfare benefits		1,648	2,974
Rent, Rates & Taxes		—	5
Travel, conveyance & vehicle running expenses		49	341
Legal and professional fees		22	6,057
Sales Promotion		4,543	692
Sale / write off of Fixed Assets		802	—
Others		1,527	861
Depreciation		47	142

Total (C)		8,638	11,072

Profit / (Loss) before Tax		(1,471,814)	(1,032,170)
Provision for Taxation (Current Year ) - Deferred		—	(18,811)
Profit / (Loss) after Tax		(1,471,814)	(1,050,981)
APPROPRIATIONS
Balance at the beginning of the year		(1,053,247)	2,259
Provision for Taxation (Previous Period) - Deferred		—	(4,525)

Profit / (Loss) carried to Balance Sheet		(2,525,061)	(1,053,247)

NOTES TO ACCOUNTS	11

Schedules refer to herein form an integral part of the Shareholders’ Account.

As per our report of even date.

For BHARAT S. RAUT & CO. Chartered Accountants	For S.R. BATLIBOI & CO. Chartered Accountants

AKEEL MASTER	PER HEMAL SHAH	K.V. KAMATH	M.P. MODI	S.P. SUBHEDAR
Partner	A Partner	Chairman	Director	Director

Mumbai, April 22, 2003		SHIKHA SHARMA Managing Director	SANDEEP BATRA Chief Financial Officer & Company Secretary	V. RAJAGOPALAN Appointed Actuary

revenue account
for the year ended March 31, 2003
Registration No. and Date of Registration with the IRDA : Regn. No. 105 dated 24.11.200
(Rs. in ’000s)
Policyholders’ Account (Technical Account)

			Non-	Annuities			Linked
Particulars	Schedule	Parti-	parti-	Partici-		Linked	Group
		cipating	cipating	pating	Linked	Pension	Gratuity	Total

Premiums earned – net
(a) Premium	7	1,112,197	430,188	433,425	1,567,258	624,746	8,429	4,176,243
(b) Reinsurance ceded		(787)	(1,624)	(75)	(342)	—	—	(2,828)
Income from Investments
(a) Interest & Dividend (Gross)		73,871	60,955	24,743	183	47	—	159,799
(b) Profit on sale / redemption of
investments (Net)		21,300	27,567	13,624	109	36	—	62,636
Linked Income		—	—	—	19,376	7,145	—	26,521
Fees and Charges		1,456	80	191	3	—	—	1,730

Total (A)		1,208,037	517,166	471,908	1,586,587	631,974	8,429	4,424,101

Commission	8	227,798	16,432	33,283	55,968	31,190	5	364,676
Operating Expenses related to
Insurance Business	9	743,787	93,747	214,252	405,741	293,710	—	1,751,237
Provision for Taxation (Current Year) – Deferred		—	—	—	—	—	—	—

Total (B)		971,585	110,179	247,535	461,709	324,900	5	2,115,913

Benefits Paid	10	12,446	13,091	5,093	644	283	—	31,557
Liability against Life policies in force		930,434	423,923	440,552	31,200	45,808	405	1,872,322
Transfer to Linked Fund		—	—	—	1,455,607	524,467	7,997	1,988,071

Total (C)		942,880	437,014	445,645	1,487,451	570,558	8,402	3,891,950

SURPLUS / (DEFICIT) (D) = (A)-(B)-(C)		(706,428)	(30,027)	(221,272)	(362,573)	(263,484)	22	(1,583,762)

APPROPRIATIONS
Transfer from Shareholders’ Account		706,428	30,027	221,272	362,573	263,484	—	1,583,784
Balance being funds for future appropriations		—	—	—	—	—	22	22
NOTES TO ACCOUNTS	11

for the period ended March 31, 2002
Policyholders’ Account (Technical Account)

			Non-	Annuities			Linked
Particulars	Schedule	Parti-	parti-	Partici-		Linked	Group
		cipating	cipating	pating	Linked	Pension	Gratuity	Total

Premiums earned – net
(a) Premium	7	380,548	483,421	223,662	76,122	—	—	1,163,753
(b) Reinsurance ceded		(216)	(89)	(6)	(30)	—	—	(341)
Income from Investments
(a) Interest – Gross		—	16,997	—	—	—	—	16,997
(b) Profit on sale / redemption of
investments (Net)		—	11,727	—	—	—	—	11,727
Linked Income		—	—	—	1,270	—	—	1,270
Fees and Charges		298	48	242	—	—	—	588

Total (A)		380,630	512,104	223,898	77,362	—	—	1,193,994

Commission	8	104,964	13,121	25,159	1,474	—	—	144,718
Operating Expenses related to
Insurance Business	9	567,886	104,053	157,217	19,325	—	—	848,475
Provision for Taxation (Current Year) – Deferred		(82,974)	(11,365)	—	(2,158)	—	—	(96,497)

Total (B)		589,876	105,809	182,375	18,641	—	—	896,701

Benefits Paid	10	4,112	2,412	—	2	—	—	6,526
Liability against Life policies in force		556,910	508,089	216,652	935	—	—	1,282,586
Transfer to Linked Fund		—	—	—	72,553	—	—	72,553

Total (C)		561,022	510,501	216,652	73,490	—	—	1,361,665

SURPLUS / (DEFICIT) (D) = (A)-(B)-(C)		(770,268)	(104,206)	(175,129)	(14,769)	—	—	(1,064,372)

APPROPRIATIONS
Insurance reserve at the beginning of the year		(182,717)	(23,862)	(40)	—	—	—	(206,619)
Provision for Taxation (Previous Year) - Deferred		25,814	3,371	—	—	—	—	29,185
		(156,903)	(20,491)	(40)	—	—	—	(177,434)
Transfer from Shareholders’ Account		927,171	124,697	175,169	14,769	—	—	1,241,806
Balance being funds for future appropriations		—	—	—	—	—	—	—
NOTES TO ACCOUNTS	11

As required by Section 40-B(4) of the Insurance Act, 1938 we certify that all expenses of been fully debited to the Policyholders’ Revenue Account as expenses.

Schedules referred to herein form an integral part of the Policyholders’ Revenue Account.

As per our report of even date.
For BHARAT S. RAUT & CO. Chartered Accountants	For S.R. BATLIBOI & CO. Chartered Accountants

AKEEL MASTER Partner	PER HEMAL SHAH A Partner	K.V. KAMATH Chairman	M.P. MODI Director	S.P. SUBHEDAR Director

Mumbai, April 22, 2003		SHIKHA SHARMA Managing Director	SANDEEP BATRA Chief Financial Officer & Company Secretary	V. RAJAGOPALAN Appointed Actuary

schedules
forming part of the financial statements
		(Rs. in ’000s)
	March 31, 2003	March 31, 2002
SCHEDULE – 1
SHARE CAPITAL
Authorised Capital
Equity Shares of Rs. 10 each	6,000,000	2,300,000

Issued, Subscribed and Called up Capital
Equity Shares of Rs. 10 each Fully Paid Up	4,250,000	1,900,000

Total	4,250,000	1,900,000

Of the above issued share capital as of March 31, 2003, 314,499,993 shares (Previous year : 140,599,993 shares) of Rs. 10 each are held by the holding company, ICICI Bank Limited and 7 shares (Previous year : 7 shares) of Rs.10 each are held by ICICI Bank Limited through its nominees.

PATTERN OF SHAREHOLDING
[As certified by the Management]

Shareholder	March 31, 2003		March 31, 2002

	Number of	% of	Number of	% of
	Shares	Holding	Shares	Holding
Promoters
Indian	314,500,000	74	140,600,000	74
Foreign	110,500,000	26	49,400,000	26

Total	425,000,000	100	190,000,000	100

SCHEDULE – 2	March 31, 2003	March 31, 2002
INVESTMENTS SHAREHOLDERS
LONG TERM INVESTMENTS
Government securities including Treasury Bills *	391,431	327,887
(Market Value Current year : Rs. 397,032 thousands)
(Market Value Previous year : Rs. 346,259 thousands)
Other Investments :
Debentures / Bonds	129,861	96,862
(Market Value Current year: Rs. 129,369 thousands)
(Market Value Previous year : Rs. 100,711 thousands)
Investments in Infrastructure and Social Sector	384,609	56,936
(Market Value Current year : Rs. 388,252 thousands)
(Market Value Previous year : Rs. 57,495 thousands)
Other than Approved Investments :
Debentures / Bonds	33,212	—
(Market Value Current year : Rs. 33,739 thousands)
(Market Value Previous year : Rs. Nil)
SHORT TERM INVESTMENTS
Government securities	52,822	—
(Market Value Current year : Rs. 53,250 thousands)
(Market Value Previous year : Rs. Nil)
Other Investments :
Debentures / Bonds	101,277	—
(Market Value Current year : Rs. 101,744 thousands)
(Market Value Previous year : Rs. Nil)
Other than Approved Investments :
Mutual Fund units at Market value (Previous year at book value)	188,112	34,245
(Book Value Current year : Rs. 188,023 thousands)
(Market Value Previous year : Rs. 34,290 thousands)
Total	1,281,324	515,930

In India	1,281,324	515,930

Total	1,281,324	515,930

* Includes Rs. 12,342 thousands of securities under Section 7 of Insurance Act, 1938 (Previous year : Nil) (Refer Note 3.10 of Schedule 11).

schedules
forming part of the financial statements	Continued
(Rs. in ’000s)
SCHEDULE – 2A
INVESTMENTS-POLICYHOLDERS
				March 31, 2003

		Non-				Linked
Particulars	Partici-	partici-	Annuities		Linked	Group
	pating	pating	Participating	Linked	Pension	Gratuity	Total

LONG TERM INVESTMENTS
Government securities including Treasury Bills	1,189,827	583,186	571,786	31,613	45,411	502	2,422,325
(Market Value Rs. 2,656,117 thousands)
Other Investments :
Debentures / Bonds	50,848	110,619	—	—	—	—	161,467
(Market Value Rs. 171,107 thousands)
Debentures / Bonds Infrastructure and social sector	157,606	79,576	—	—	—	—	237,182
(Market Value Rs. 255,501 thousands)
Equity Shares	185,411	—	86,289	—	—	—	271,700
(Historical Costs Rs. 281,683 thousands)
Equity shares infrastructure and social sector	13,135	—	6,460	—	—	—	19,595
(Historical Costs Rs. 20,317 thousands)
Long term fixed deposit	—	50,000	—	—	—	—	50,000
Other than Approved Investments :
Debentures / Bonds	—	129,724	—	—	—	—	129,724
(Market Value : Rs. 140,539 thousands)
Equity Shares	7,392	—	—	—	—	—	7,392
(Historical Costs Rs. 7,483 thousands)
Total	1,604,219	953,105	664,535	31,613	45,411	502	3,299,385

In India	1,604,219	953,105	664,535	31,613	45,411	502	3,299,385

Total	1,604,219	953,105	664,535	31,613	45,411	502	3,299,385

SCHEDULE – 2A
INVESTMENTS-POLICYHOLDERS

				March 31, 2002

		Non-				Linked
PARTICULARS	Partici-	partici-	Annuities		Linked	Group
	pating	pating	Participating	Linked	Pension	Gratuity	Total

LONG TERM INVESTMENTS
Government securities and Treasury Bills	342,700	390,116	116,759	968	—	—	850,543
(Market Value Rs. 896,178 thousands)
Other Investments :
Debentures / Bonds	—	—	50,000	—	—	—	50,000
(Market Value : Rs. 52,000 thousands)
Investments in infrastructure and social sector	187,387	81,154	49,924	—	—	—	318,465
(Market Value : Rs. 327,416 thousands)
Equity Shares	—	—	—	—	—	—	—
(Nil Investments)
Investments in infrastructure and social sector	—	—	—	—	—	—	—
(Nil Investments)
Long term fixed deposit	—	—	—	—	—	—	—
(Nil Investments)
Other than Approved Investments :
Debentures / Bonds	50,000	56,782	—	—	—	—	106,782
(Market Value Current year : Rs. 109,940 thousands)
Equity Shares	—	—	—	—	—	—	—
(Nil Investments)
Total	580,087	528,052	216,683	968	—	—	1,325,790

In India	580,087	528,052	216,683	968	—	—	1,325,790

Total	580,087	528,052	216,683	968	—	—	1,325,790

schedules
forming part of the financial statements	Continued
(Rs. in ’000s)

SCHEDULE – 2B
ASSETS HELD TO COVER LINKED LIABILITIES

					March 31, 2003

		Linked Funds		Linked Pension Funds			Linked Group Gratuity

									Short
			Maxi-			Maxi-			Term
Particulars	Balancer	Protector	miser	Balancer	Protector	miser	Balanced	Income	Debt	Total

LONG TERM INVESTMENTS
Government Securities	44,129	482,113	6,886	22,350	148,316	3,230	—	—	—	707,024
(Historical Cost Rs. 698,774 thousands)
Other Investments
Equity Shares	54,020	—	125,129	26,878	—	40,667	—	—	—	246,694
(Historical Cost Rs. 249,821 thousands)
Debentures / Bonds	27,826	383,153	8,220	13,339	111,349	2,702	—	—	—	546,589
(Historical Cost Rs. 546,132 thousands)
Investments in Infrastructure and Social Sector
Equity Shares	1,253	—	3,133	492	—	868	—	—	—	5,746
(Historical Cost Rs. 6,235 thousands)
Debentures/ Bonds	12,429	138,112	—	9,373	47,245	—	—	—	—	207,159
(Historical Cost Rs. 209,706 thousands)
Other than Approved Investments
Equity Shares	1,445	—	3,469	650	—	1,053	—	—	—	6,617
(Historical Cost Rs. 6,822 thousands)
Debentures / Bonds	3,234	31,360	—	1,666	12,740	—	—	—	—	49,000
(Historical Cost Rs. 48,423 thousands)
SHORT TERM INVESTMENTS
Other Investments	—	35,040	—	—	11,680	—	—	—	—	46,720
(Historical Cost Rs. 46,719 thousands)
Net Current Assets	23,274	147,652	13,502	14,138	51,397	8,223	6,776	843	378	266,183

Total	167,610	1,217,430	160,339	88,886	382,727	56,743	6,776	843	378	2,081,732

In India	167,610	1,217,430	160,339	88,886	382,727	56,743	6,776	843	378	2,081,732

Total	167,610	1,217,430	160,339	88,886	382,727	56,743	6,776	843	378	2,081,732

SCHEDULE – 2B
ASSETS HELD TO COVER LINKED LIABILITIES

		March 31, 2002

Particulars		Linked Funds

	Balancer	Protector	Maximiser	Total

LONG TERM INVESTMENTS
Government Securities	2,453	20,445	1,074	23,972
(Historical Cost Rs. 23,721 thousands)
Other Investments
Equity Shares	3,332	—	10,175	13,507
(Historical Cost Rs. 13,868 thousands)
Debentures / Bonds	823	6,940	588	8,351
(Historical Cost Rs. 13,868 thousands)
Investments in Infrastructure and Social Sector
Debentures / Bonds	2,201	19,076	—	21,277
(Historical Cost Rs. 21,270 thousands)
Net Current Assets	982	6,281	1,004	8,267

Total	9,791	52,742	12,841	75,374

In India	9,791	52,742	12,841	75,374

Total	9,791	52,742	12,841	75,374

The business of linked pension and group gratuity commenced during the year and hence, no previous year figures exist.

schedules
forming part of the financial statements	Continued
(Rs. in ’000s)

SCHEDULE – 3 FIXED ASSETS

PARTICULARS		COST / GROSS BLOCK				DEPRECIATION			NET BLOCK

			Sales /		Upto		Sales /		As at	As at
	Opening		Adjust-	Closing	Previous	For The	Adjust-		March 31,	March 31,
	Balance	Additions	ments	Balance	year	Year	ments	To Date	2003	2002

Leasehold Improvement	107,641	81,478	*6,809	195,928	9,651	19,465	*1,252	30,368	165,560	97,990
Information Technology
Equipment	44,056	52,330	(113)	96,272	13,188	22,832	(22)	35,998	60,274	30,868
Software	62,064	32,875	(1,205)	93,735	21,194	29,862	(488)	50,568	43,167	40,870
Networks	21,244	15,927	*(6,809)	30,362	4,472	6,800	*(1,252)	10,020	20,342	16,772
Furniture & Fixtures	33,390	26,908	—	60,298	11,267	16,710	—	27,977	32,321	22,123
Office Equipment	77,640	37,842	(7)	115,475	17,363	26,826	(7)	44,182	71,293	60,277

Sub-total	346,035	247,360	(1,325)	592,070	77,135	122,495	(517)	199,113	392,957	268,900

Capital Work-in-Progress									21,272	13,047

Total									414,229	281,947

Previous Year	85,557	260,478	—	346,035	6,941	70,194	—	77,135	268,900

* Assets reclassified
	March 31,	March 31,
	2003	2002
SCHEDULE – 4
CASH AND BANK BALANCES
Cash (including cheques in hand)	139,769	73,229
Bank Balance
(a) Deposit Account :
Short-term (due within 12 months of the
date of balance sheet)	65,111	15,000
(b) Current Account	110,799	101
Money at Call & Short Notice with banks #	4,700	18,680

Total	320,378	107,010

CASH & BANK BALANCES
In India	320,378	107,010

Total	320,378	107,010

# Includes Rs. Nil, (Previous year : Rs. 6.4 million) relating to Non-participating business.

SCHEDULE – 5
ADVANCES AND OTHER ASSETS
ADVANCES
Prepayments	5,220	342
Advance tax paid and taxes deducted at source	2,033	746
Deposits	57,792	46,162
Rent & other advances / deposits	6,076	8,420
Other receivables	2,522	125
Loan against policies	21	—

Total (A)	73,664	55,795

	March 31,	March 31,
	2003	2002
SCHEDULE – 5
ADVANCES AND OTHER ASSETS (Contd.)
OTHER ASSETS
Income accrued on investments / deposits	88,111	51,237
Outstanding Premiums	47,289	11,723
Deposit with Reserve Bank of India (refer to
note 3.10 of Schedule 11)	1,000	1,000

Total (B)	136,400	63,960

Total (A+B)	210,064	119,755

SCHEDULE – 6
CURRENT LIABILITIES & PROVISIONS
Agents’ Balances	6,564	655
Sundry creditors	3,531	5,329
Expenses Payable	216,920	88,455
Reinsurance Premium Payable	2,199	282
Due to Holding company	8,064	6,146
TDS Payable	16,050	6,706
Unarranged Overdraft	—	14,208
Premium & other Liabilities	316,226	137,061
Premium received in advance	66,761	4,756
Claims Outstanding	8,736	719
Outstanding Purchases (Investments)	41,790	—
Other Liabilities	10,013	4,760
Provision for Leave Encashment	12,267	4,918

Total	709,121	273,995

schedules
forming part of the financial statements	Continued
(Rs. in ’000s)

		Non-	Annuities		Linked	Linked Group
Particulars	Participating	participating	Participating	Linked	Pension	Gratuity	Total

SCHEDULE – 7
PREMIUM
For the year ended March 31, 2003
First year Premiums	776,889	45,104	257,119	458,344	552,935	8,429	2,098,820
Renewal Premiums	335,308	16,830	171,382	11,656	—	—	535,176
Single Premiums	—	368,254	4,924	1,097,258	71,811	—	1,542,247

Total Premium	1,112,197	430,188	433,425	1,567,258	624,746	8,429	4,176,243

Premium Income from business written
In India	1,112,197	430,188	433,425	1,567,258	624,746	8,429	4,176,243

Total Premium	1,112,197	430,188	433,425	1,567,258	624,746	8,429	4,176,243

For the year ended March 31, 2002
First year Premiums	352,249	17,094	175,970	12,384	—	—	557,697
Renewal Premiums	28,299	2,165	12	—	—	—	30,476
Single Premiums	—	464,162	47,680	63,738	—	—	575,580

Total Premium	380,548	483,421	223,662	76,122	—	—	1,163,753

Premium Income from business written
In India	380,548	483,421	223,662	76,122	—	—	1,163,753

Total Premium	380,548	483,421	223,662	76,122	—	—	1,163,753

SCHEDULE – 8
COMMISSION EXPENSES
For the year ended March 31, 2003
Commission
Direct – First year Premiums	204,181	11,484	22,035	49,609	30,818	5	318,132
– Renewal Premiums	23,617	1,111	11,180	506	—	—	36,414
– Single Premiums	—	3,837	68	5,853	372	—	10,130

Total Commission	227,798	16,432	33,283	55,968	31,190	5	364,676

For the year ended March 31, 2002
Commission
Direct – First year Premiums	102,862	5,522	24,304	1,263	—	—	133,951
– Renewal Premiums	2,102	155	1	—	—	—	2,258
– Single Premiums	—	7,444	854	211	—	—	8,509

Total Commission	104,964	13,121	25,159	1,474	—	—	144,718

SCHEDULE – 9
OPERATING EXPENSES
For the year ended March 31, 2003
Employees’ remuneration & welfare benefits	242,934	27,221	73,850	134,588	99,292	—	577,885
Travel, conveyance and vehicle running expenses	23,216	2,793	6,157	12,441	8,470	—	53,077
Rents, rates & taxes	59,143	6,461	15,048	28,363	17,893	—	126,908
Repairs	12,109	1,347	3,451	6,463	4,508	—	27,878
Printing & stationery	12,855	1,645	3,433	8,867	7,659	—	34,459
Communication expenses	29,935	4,588	7,492	14,702	11,900	—	68,617
Legal & professional charges	27,697	3,018	7,363	12,406	6,960	—	57,444
Medical fees	15,660	6,656	5,226	3,851	1,805	—	33,198
Auditors’ fees :
(a) as auditor	317	19	186	249	317	—	1,088
Advertisement and publicity	132,773	13,102	41,162	81,890	60,050	—	328,977
Interest & Bank Charges	961	414	293	890	335	—	2,893
Agents Training & Recruitment	82,033	8,821	22,615	46,629	33,911	—	194,009
Depreciation	54,914	6,199	15,507	28,088	17,740	—	122,448
Others	49,240	11,463	12,469	26,314	22,870	—	122,356

Total	743,787	93,747	214,252	405,741	293,710	—	1,751,237

For the year ended March 31, 2002
Employees’ remuneration & welfare benefits	159,288	30,015	45,212	5,508	—	—	240,023
Travel, conveyance and vehicle running expenses	18,354	3,538	4,543	483	—	—	26,918
Rents, rates & taxes	50,342	10,480	11,251	1,397	—	—	73,470
Repairs	11,172	2,342	2,527	308	—	—	16,349
Printing & stationery	10,109	2,037	2,176	301	—	—	14,623
Communication expenses	18,731	3,087	5,649	733	—	—	28,200
Legal & professional charges	20,087	3,572	6,111	726	—	—	30,496
Medical fees	7,113	1,659	2,769	186	—	—	11,727
Auditors’ fees :	—	—	—
(a) as auditor	450	47	270	23	—	—	790
Advertisement and publicity	139,256	23,280	36,712	4,664	—	—	203,912
Interest & Bank Charges	448	204	84	203	—	—	939
Agents Training & Recruitment	44,696	7,606	13,657	1,689	—	—	67,648
Depreciation	46,309	8,131	14,121	1,491	—	—	70,052
Others	41,531	8,055	12,129	1,613	—	—	63,328

Total	567,886	104,053	157,211	19,325	—	—	848,475

schedules
forming part of the financial statements	Continued

(Rs. in ‘000s)

			Non-	Annuities		Linked	Linked Group
Particulars		Participating	participating	Participating	Linked	Pension	Gratuity	Total

SCHEDULE – 10
BENEFITS PAID
For the year ended March 31, 2003
1.	Insurance Claims
	(a) Claims by Death	12,446	6,490	5,093	644	283	—	24,956
	(b) Claims by Maturity	—	—	—	—	—	—	—
	(c) Other benefits
	– Surrender	—	1,342	—	—	—	—	1,342
	– Survival	—	5,259	—	—	—	—	5,259

	Total	12,446	13,091	5,093	644	283	—	31,557

	Benefits paid to claimants :
1.	In India	12,446	13,091	5,093	644	283	—	31,557

	Total Benefits paid	12,446	13,091	5,093	644	283	—	31,557

For the year ended March 31, 2002
1.	Insurance Claims
	(a) Claims by Death	4,112	2,412	—	2	—	—	6,526
	(b) Other benefits	—	—	—	—	—	—	—

	Total	4,112	2,412	—	2	—	—	6,526

	Benefits paid to claimants :
1.	In India	4,112	2,412	—	2	—	—	6,526

	Total Benefits paid	4,112	2,412	—	2	—	—	6,526

 schedules
forming part of the financial statements	Continued
SCHEDULE – 11 Significant accounting policies and notes forming part of the accounts for the year ended March 31, 2003
1.	Background :

ICICI Prudential Life Insurance Company Limited (‘theKCompany’) was incorporated on July 20, 2000. The principal shareholders of the Company are ICICI Bank Limited (74%) and Prudential Corporation Holding Ltd. of UK (26%). The Company is registered with the Insurance Regulatory and Development Authority (‘IRDA’) and is in the business of underwriting life insurance policies.

The Company’s life insurance business comprises of individual life & group business, including participating, non-participating, annuities, pension products and linked policies. Some of these policies have riders attached to them such as Accident and Disability Benefit, Level Term, Critical Illness and Major Surgical Assistance.

2.	Summary of significant accounting policies :

2.1	Basis of preparation

The accompanying financial statements have been prepared under the historical cost convention, on the accrual basis of accounting, in compliance with the accounting standards issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable, and in accordance with the provisions of the Insurance Act, 1938, Insurance Regulatory and Development Authority Act, 1999, the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002 (‘the Regulations’), and the Companies Act, 1956 to the extent applicable.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities as of the date of the financial statements. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements.

2.2

Revenue recognition

  Premium is recognised as income when due.
  Interest income is recognised on an accrual basis. Accretion of discount and amortisation of premium relating to debt securities is recognised over the holding / maturity period.
  The net realized gains or losses on the debt securities for other than linked is the difference between the net sale consideration and the amortized cost in the books of the Company as on the date of sale.
  The net realized gains or losses on linked assets is the difference between the net sale consideration and the book cost as on the date of sale.
  Dividend income is recognised when the right to receive dividend is established.

2.3	Claims
Death & Surrender claims are accounted for on receipt of intimation. Maturity claims are accounted when due for payment.

2.4	Acquisition Costs
Acquisition costs are costs that vary with and are primarily related to the acquisition of new and renewal insurance contracts. Such costs are expensed in the year in which they are incurred.

2.5	Liability for Life policies in force
Liability for life policies in force is determined by the Appointed Actuary on the basis of an annual review of the life insurance business, as per the gross premium method. The linked policies sold by the Company carry two types of liabilities – unit liability representing the fund value of policies and non-unit liability for future expenses, meeting death claims, income taxes and cost of any guarantees. Actuarial policies and assumptions are given in note 3.2 below.

2.6	Investments
Investments are recorded at cost, which includes brokerage, if any and excludes broken period interest.

schedules
forming part of the financial statements	Continued

Classification

Investments maturing within twelve months from balance sheet date and investments made with the specific intention to dispose of within twelve months from balance sheet date are classified as short-term. Investments other than short term are classified as long term investments.

Valuation - non-linked business
  All debt securities are considered as ‘held to maturity’ and accordingly stated at historical cost subject to amortisation of premium or accretion of discount over the period of maturity / holding.
  Listed equity shares and mutual fund units are stated at fair value, in accordance with IRDA Investment (Amendment) Regulations 2001. Unrealized gains / losses are taken to the Fair Value Change account and carried forward in the balance sheet.
  Inter-scheme transfers are done on a mark to market basis.

Valuation - linked business

All investments relating to linked business are valued at fair value in accordance with IRDA Investment (Amendment) Regulations 2001. Unrealized gains and losses are recognized in the scheme’s revenue account.

2.7	Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. Cost includes the purchase price and any cost directly attributable to bringing the asset to its working condition for its intended use. Assets costing up to Rs 20,000 (Rupees twenty thousand) are fully depreciated in the year of acquisition. Depreciation is provided on Straight Line Method (‘SLM’) prorata from the date of acquisition with reference to management’s assessment of the estimated useful life for each class of asset as stated below.

Asset	Estimated useful life

Leasehold improvements	Renewable period of respective leases, subject to a maximum of 9 years.
Communication networks and servers	4 years
Computers and peripheral equipment	3 years
Software	3 years
Office Equipment	4 years
Furniture & Fixtures	4 years

Hitherto the Company capitalized all improvements to software applications. However in view of the rapid advancement in technology and faster obsolescence the Company has changed the policy of capitalization and only significant improvements to software are capitalized with the insignificant improvements being charged off as software expenses. Had the Company followed previous year’s accounting policy the net deficit would have been lower by Rs. 1.45 million and the net block of fixed assets would have been higher by Rs. 1.45 million.

2.8	Accounting for leases
Operating leases

Leases where the lessor effectively retains substantially all the risks and benefits of ownership over the leased term are classified as Operating Leases. Operating lease rentals are recognized as an expense over the lease period.

2.9	Staff Benefits

  The Company has incorporated a Provident Fund trust to which a contribution is made at the rate specified in the Trust Deed. The contribution made is charged to expenses.
  The Company has incorporated a gratuity trust. The trust has taken a group policy from the Company to cover the liability towards gratuity. Company’s contribution (actuarially determined at the year end) to the trust is charged to expenses; and
  Liability for encashment of leave salary is provided for on actuarial basis. During the year the Company has changed its accounting policy for provision of leave encashment from arithmetical basis to actuarial basis. The impact on account of change in accounting policy in the current year, is an additional liability of Rs. 0.48 million.

2.10	Foreign Currency Transactions

Transactions in foreign currency are accounted at the rate of exchange prevailing on the date of the transaction. Current assets and liabilities in foreign currency, if any, are translated at the year-end closing rates. The resulting exchange gain or loss, if any, is reflected in the profit and loss account / revenue account.

2.11	Taxation
Current taxes

The Company provides for income tax on estimated taxable income in accordance with the provisions of the Income-tax Act, 1961 applicable to Life Insurance Companies as of date. These provisions are not entirely clear for newly incorporated life insurance companies. In case a tax liability arises due to the modification of the provisions applicable to life insurance companies, the same will have to be provided for in the year in which the liability is determined.

Deferred taxes

Deferred tax assets and liabilities are determined as the tax effect of timing differences at the substantially enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account / the Revenue accounts in the year of change. Deferred tax assets are recognized subject to management’s consideration of prudence in respect of their realisability.

Deferred Tax Asset (Net) of Rs. 102 million in the Balance Sheet consist of unabsorbed losses (Previous Year : 102 million).

3.	Notes to accounts : Statutory disclosures as required by the Regulations

3.1	Contingent liabilities Contingent liabilities at March 31, 2003 - Rs. Nil ( Previous year : Rs. Nil)

3.2	Actuarial method and assumptions

The actuarial valuation liability on both participating and non-participating policies is calculated using the gross premium method. The gross premium reserves are calculated using assumptions for interest, mortality, expense and inflation and in the case of participating policies, the future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowance for adverse deviations. Interest rates used for valuation are in the range from 4% to 7.75% per annum (Previous year - 6% to 9.15% per annum). Mortality rates used are based on the published LIC (1994-96) Ultimate Mortality Table adjusted to reflect expected experience and allowance for adverse deviation.

The method of unearned premium for the unexpired portion of the risk has been adopted for the general fund liabilities of linked business and riders thereunder, Accident and Disability Benefit riders and One Year Renewable Group Term Insurance. TheKcharges under unit linked policies to meet future expenses are considered adequate. The unit liability in respect of linked business has been valued on the basis of the Net Asset Value of the units, to the credit of policyholders, as on the valuation date.

3.3	Encumbrances on assets As at March 31, 2003, the assets of the Company are free from all encumbrances.

3.4	Capital Commitments The capital commitments made as at March 31, 2003, amount to Rs. 24.4 million (Previous year : Rs. 19.4 million).

3.5	Claims Claims settled and remaining unpaid for a period of more than six months as at March 31, 2003 amount to Rs. Nil. (Previous year : Rs. Nil).

3.6	Allocation of investment s and investment income

The investments are effected from the respective funds of the policyholders & shareholders and income thereon has been accounted accordingly. On a monthly basis ( Previous year : At the year end) the Company transfers assets from the shareholders account to the policyholders account to the extent required to cover the incremental liabilities for life policies in force.

schedules
forming part of the financial statements	Continued
3.7	Allocation of expenses

Operating expenses relating to insurance business are allocated to specific business segments – participating, non-participating, annuities and linked on the following consistently applied bases :
Expenses that are directly identifiable to the business segments are allocated to the segments Other expenses, which are not directly identifiable, are allocated on either of the following bases :
	–	Number of policies;
	–	Weighted annualized first year premium income;
	–	Sum assured;
	–	Total premium income;
	–	Medical cases; and
–	Funds under management.
The method of allocation has been decided based on the nature of the expense and its logical co-relation with various business segments. The entire group gratuity business has been written on March 31, 2003 and hence, no expenses have been allocated to this segment.

3.8	Value of unsettled contracts Value of unsettled contracts relating to investments as at March 31, 2003 for :

	Linked Business	Non-linked Business

Purchases where	Rs. 14.41 million	Rs. 41.79 million
deliveries are pending	(Previous year :	(Previous year :
	Rs. 3.7 million)	Rs. Nil)
Sales where receipts	Nil (Previous year :	Nil (Previous year :
are overdue	Rs. Nil)	Rs. Nil)

3.9	Managerial remuneration The details of the Managing Director’s remuneration included in employee remuneration and welfare benefits are as follows :
		(Rs. in ‘000s)
Particulars	March 31, 2003	March 31, 2002
Salary, perquisites and bonus	9,123	7,426
Contribution to Provident Fund	371	67

Expenses towards gratuity funding and leave encashment provision are determined actuarially on an overall company basis annually and accordingly have not been considered in the above information.

3.10	Investments

  All investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory and Development Authority (Investment) Regulations, 2001; and
  All investments are performing investments.
  Investments under Section 7 of the Insurance Act, 1938 :

		(Rs. in ‘000s)
	March 31, 2003	March 31, 2002
Balance with Reserve Bank of India	1,000	1,000
7.40% Govt. of India Securities in
CSGL Account with Deutsche Bank AG*	12,342	—
* This investment is in the custody of Deutsche Bank AG under intimation to IRDA.

3.11	Sector-wise percentage of business Sector-wise break-up of policies outstanding at year-end is given below :
Sector	March 31, 2003	March 31, 2002
Rural	12.02%	7.05%
Urban	87.98%	92.95%

3.12	Risks retained and reinsured Extent of risk retained and reinsured is given below :
	March 31, 2003	March 31, 2002
Risk retained	95%	96%
Risk reinsured	5%	4%
Other disclosures

3.13	Operating lease commitments

The Company takes premises, both commercial and residential on lease. The minimum lease payments to be made in future towards non-cancelable lease agreements are as follows :
		(Rs. in ‘000s)
	March 31, 2003	March 31, 2002
Not later than one year	96,492	73,755
Later than one year not later
than five years	184,870	176,425
Later than five years	107,423	139,588

3.14	Details of related parties and transactions with related parties Related parties and nature of relationship

Nature of relationship	Name of the related party

Holding Company	ICICI Bank Limited
Substantial Interest	Prudential Corporation Holding Limited
Fellow Subsidiary	ICICI Securities and Finance Company Limited
ICICI Brokerage Services Limited
ICICI Securities Holding, Inc.
ICICI Securities, Inc.
ICICI Venture Funds Management Company Limited
ICICI Home Finance Company Limited
ICICI International Limited
ICICI WebTrade Limited
ICICI Investment Management Company Limited
ICICI Trusteeship Services Limited
ICICI Lombard General Insurance Company Limited

schedules
forming part of the financial statements	Continued
Under common control	ICICI Infotech Limited
Reclamation Properties Private Limited
Reclamation Realty Private Limited
Reclamation Real Estate Company Private Limited
ICICI Knowledge Park Limited
ICICI Information Technology Fund
ICICI Equity Fund – VCF
ICICI Technology Incubator Fund
ICICI Infotech, Inc.
ICICI Infotech Pte. Limited
ICICI Infotech Pty
ICICI West Bengal Infrastructure Development Corporation Limited
ICICI Kinfra Limited
ICICI Eco-net Internet & Tech Fund
ICICI Emerging Sector Fund
ICICI Property Trust
TCW ICICI investment Partners LLC
ICICI OneSource Limited
Managing Director	Shikha Sharma

Details of significant transactions with Related parties The following represents significant transactions between the Company and related parties.
(Rs. in ‘000s)
Name of the related party	Description	Total value of Transactions during the year 2002-2003	Receivables/ (Payables) at March 31, 2003	Total value of Transactions during the year 2001-2002	Receivables/ (Payables) at March 31, 2002

ICICI Bank Limited	Payment for sharing of common services and facilities including leased premises. The Company has entered into an agreement for business support.	7,3973	(8,063)	45,745	(7,948)
	The Company has sold group term policy to ICICI Bank.	1,048
ICICI Lombard General Insurance Company Limited	The Company has taken general insurance policies from ICICI Lombard General Insurance Company Limited as a cover for burglary, fire & fidelity and also medical insurance for employees of the Company.	8,622		364

Prudential Corporation Holding Limited	Fees for professional services rendered.			1,011

ICICI Eco-net Internet & Tech Fund	Towards development of website.			1,000

Shikha Sharma, Managing Director	Managerial Remuneration	9,494		7,493	(3,741)

ICICI OneSource	The Company has sold group term policy to ICICI One Source.	565

ICICI Infotech Limited	The Company is in use of the data centre and other common technology of ICICI Infotech Limited. The Company has also appointed ICICI Infotech as consultant for development and implementation of software.	12,783	(1,818)	11,490	(2,968)

ICICI Home Finance Company Limited	Payment for Identifying locations for setting up branches in various parts of India.	1,142		1,621

ICICI Securities & Finance Company Limited	Interest Income from short term & call money deposits.			668

schedules
forming part of the financial statements	Continued

3.15

Segmental Reporting

The segmental information has been disclosed based on the segment identified under the regulations. Segment-wise information of current assets & current liabilities to the extent identifiable are given below :

				(Rs. in ‘000s)

Business Segments		Current Assets		Current Liabilities

	March 31, 2003	March 31, 2002	March 31, 2003	March 31, 2002

Shareholders	105,829	69,327	—	—
Annuities Par	15,890	408	43,012	11
Participating	55,198	10,592	5,817	708
Non-participating	22,285	9,883	936	—
Linked	4,593	29	653	—
Gratuity Linked	4	—	—	—
Pension Linked	1,412	—	109	—
Non-Identifiable	325,231	136,526	658,594	273,277

Total	530,442	226,765	709,121	273,995

Segment-wise information of non-cash items being amortisation of premium included in interest income on debt instruments of non-linked business is tabled below :

				(Rs. in ‘000s)
Business Segments			March 31, 2003	March 31, 2002
Shareholders			13,250	12,100
Annuities Par			2,640
Participating			6,570
Non-participating			10,020	1,100
Linked			40

Total			32,520	13,200

Fixed Assets are not identifiable to any particular business segment.
3.16	Balance sheet of Linked Business as at March 31, 2003									(Rs. in ‘000s)

		Linked Funds			Linked Pension Funds			Linked Group Gratuity Funds

										Short Term
		Balancer	Protector	Maximiser	Balancer	Protector	Maximiser	Balanced	Income	Debt	Total

	Source of Funds
	Policy Holders Contribution	165,360	1,177,931	160,904	88,604	376,558	57,423	6,776	843	378	2,034,777
	Revenue Account	2,250	39,500	(566)	282	6,169	(680)	—	—	—	46,955

	Total	167,610	1,217,431	160,338	88,886	382,727	56,743	6,776	843	378	2,081,732

	Application of Funds
	Investments
	Government Securities	44,129	482,113	6,886	22,350	148,316	3,230	—	—	—	707,024
	Equities	56,718	—	131,731	28,020	—	42,588	—	—	—	259,057
	Debentures & Bonds	43,489	552,626	8,220	24,377	171,334	2,702	—	—	—	802,748
	Certificate of Deposit	—	35,040	—	—	11,680	—	—	—	—	46,720

		144,336	1,069,779	146,837	74,747	331,330	48,520	—	—	—	1,815,549

	Current Assets
	Money at call	3,500	3,400	2,300	3,200	—	2,900	—	—	—	15,300
	Bank balance – in current account	260	279	328	235	268	366	—	—	—	1,736
	Income accrued on investments	2,853	31,124	534	1,398	8,173	211	—	—	—	44,293
	Dividend Receivable	45	—	104	23	—	34	—	—	—	206
	Unit collection account	17,907	114,154	13,055	10,849	43,305	6,406	6,776	843	378	213,673
	Outstanding sale contracts	1,428	—	2,526	622	—	989	—	—	—	5,565
	Other assets	437	—	894	390	—	463	—	—	—	2,184

		26,430	148,957	19,741	16,717	51,746	11,369	6,776	843	378	282,957

	Current Liabilities
	Outstanding purchase contracts	2,903	—	5,974	2,465	—	3,067	—	—	—	14,409
	Other current liabilities	253	1,305	266	113	349	79	—	—	—	2,365

		3,156	1,305	6,240	2,578	349	3,146	—	—	—	16,774

	Net current assets	23,274	147,652	13,501	14,139	51,397	8,223	6,776	843	378	266,183

	Total	167,610	1,217,431	160,338	88,886	382,727	56,743	6,776	843	378	2,081,732

schedules
forming part of the financial statements	Continued
3.17	Revenue Account for Linked Business for the year ended March 31, 2003 and Linked pension business for the period ended March 31, 2003
								(Rs. in ’000s)

		Linked Funds			Linked Pension Funds

		Balancer	Protector	Maximiser	Balancer	Protector	Maximiser	Total

	INCOME
	Interest Income	2,348	30,920	564	703	4,820	120	39,475
	Dividend Income	214	—	618	64	—	111	1,007
	Profit / (Loss) on Sale of Investment	420	8,736	300	156	430	121	10,163
	Unrealized Gains / (Loss)	(145)	3,364	(1,065)	(330)	1,816	(774)	2,866

	Total Income (A)	2,837	43,020	417	593	7,066	(422)	53,511

	EXPENSES
	Fund Management Expenses	450	1,226	559	133	162	110	2,640
	Fund Administrative Expenses	584	4,691	722	178	735	148	7,058

	Total Expenses (B)	1,034	5,917	1,281	311	897	258	9,698

	Net Income For the Year (A-B)	1,803	37,103	(864)	282	6,169	(680)	43,813

	Add : Revenue Account at the
	beginning of the year	447	2,397	298	—	—	—	3,142

	Revenue Account at the end of the year	2,250	39,500	(566)	282	6,169	(680)	46,955

	The entire group gratuity business has been written on March 31, 2003and hence, no income accrued towards the same.

3.18	Balance sheet of Linked Business as at March 31, 2002
				(Rs. in ‘000s)

		Balancer	Protector	Maximiser	Total

	Source of Funds
	Policy Holders Contribution	9,344	50,345	12,543	72,232
	Revenue Account	447	2,397	298	3,142

	Total	9,791	52,742	12,841	75,374
	Application of Funds
	Investments
	Government Securities	2,453	20,445	1,074	23,972
	Equities	3,332	—	10,175	13,507
	Debentures & Bonds	3,024	26,016	588	29,628
	Certificate of Deposit	—	—	—	—

		8,809	46,461	11,837	67,107
	Current Assets
	Money at call	750	1,350	2,620	4,720
	Bank balance – in current account	47	5	82	134
	Income accrued on investments	143	1,279	56	1,478
	Unit collection account	610	3,735	1,188	5,533
	Outstanding sales contract	—	—	—	—
	Other assets	42	—	230	272

		1,592	6,369	4,176	12,137
	Current Liabilities
	Outstanding purchases	593	—	3,152	3,745
	Other current liabilities	17	88	20	125

		610	88	3,172	3,870

	Net current assets	982	6,281	1,004	8,267

	Total	9,791	52,742	12,841	75,374

	Policies in respect of linked pension funds & linked group gratuity funds were written during the year. Hence, no prior year comparative are given.
3.19	Revenue Account for Linked Business for the period ended March 31, 2002
					(Rs. in ‘000s)

		Balancer	Protector	Maximiser	Total

	INCOME
	Interest Income	157	983	141	1,281
	Profit / (Loss) on Sale of Investment	372	1,287	458	2,117
	Unrealized Gains / (Loss)	(41)	342	(255)	46

	Total Income (A)	488	2,612	344	3,444
	EXPENSES
	Fund Management Expenses	17	95	19	131
	Fund Administrative Expenses	24	120	27	171

	Total Expenses (B)	41	215	46	302

	Revenue Account at the end of the period (A-B)	447	2,397	298	3,142

	Policies in respect of linked pension funds & linked group gratuity funds were written during the year. Hence, no prior year comparative are given.
3.20	Previous year comparatives Previous year figures have been regrouped and reclassified wherever necessary to conform to current year presentation.

K.V. KAMATH	M.P. MODI	S.P. SUBHEDAR
Chairman	Director	Director
SHIKHA SHARMA	SANDEEP BATRA	V. RAJAGOPALAN
Managing Director	Chief Financial Officer &	Appointed Actuary
Company Secretary

receipts & payments account
for the year ended March 31, 2003
				(Rs. in ’000s)

	March 31, 2003		March 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES
Cash Receipts from customers :
Premium Income	4,202,682		1,152,569
Other Income	25,873		1,294
Fees from professional services	1,397		2,011
Premium & other receipts	(28,975)	4,200,977	127,491	1,283,365

Cash paid towards Operating Activities :
Expenses	(1,907,131)		(920,661)
Advances & Deposits	(11,202)		(17,841)
Loan Against Policies	(21)	(1,918,354)	—	(938,502)

Net cash from operating activities :		2,282,623		344,863

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets		(255,579)		(210,262)
Investment :
G-Sec & Debentures	(3,739,321)		(645,642)
Equities	(505,272)		(10,034)
Mutual Funds	(153,778)		(34,245)
Fixed Deposit	(100,111)		—
Call Deposit	3,400	(4,495,082)	(23,400)	(713,321)

Interest received	181,118		96,449
Profit on Sale of Investment	129,970	311,088	126,191	222,640

Net cash from investing activities :		(4,439,573)		(700,943)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital		2,350,000		400,000

Net cash used in financing activities :		2,350,000		400,000

Net increase in Cash and cash equivalents		193,049		43,920

Cash and cash equivalents at beginning of the year		59,256		15,337

Cash and cash equivalents at end of the year		252,305		59,257

Statement pursuant to Part IV to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile
1.	Registration Details
	Registration No.	1	2	7	8	3	7	State Code	1	1

Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
(Amount in Rupees Thousands)
	Public Issue	Bonus Issue

	Rights Issue	Private Placement
2 3 5 0 0 0 0

3.	Position of Mobilisation and Deployment of Funds (Amount in Rupees Thousands)
	Total Liabilities	Total Assets

Sources of Funds
	Paid-up Capital	Reserves and Surplus
4 2 5 0 0 0 0
	Secured Loans	Unsecured Loans

Application of Funds
	Net Fixed Assets	Investments

	Net Current Assets	Miscellaneous Expenditure

Accumulated Losses

4.	Performance of Company (Amount in Rupees Thousands)
	Total Turnover	Total Expenditure

	Loss before Tax	Loss after Tax

	Earning per Share in Rupees	Dividend

5.	Generic Names of Principal Products/Services of the Company
	Item Code No. (ITC code)	—
	Product Description : Financial Services	LIFE INSURANCE

Notes:	The Company being a life Insurance Company the accounts of the Company are not required to be made in accordance with Schedule VI. Further, the Insurance Act, 1938, requires the accounts of the Company to be split between policyholders' and shareholders' funds. In view of the above it is not possible to give the information required in Part III and Part IV of the schedule.

ICICI LOMBARD GENERAL INSURANCE COMPANY LIMITED
3RD ANNUAL REPORT AND ACCOUNTS 2002-2003
Directors	Auditors	Registered Office
K. V. Kamath, Chairman R. Athappan B. V. Bhargava Dileep Chokshi James Dowd Chandran Ratnaswami H. N. Sinor Lalita D. Gupte Kalpana Morparia S. Mukherji Sandeep Bakhshi, Managing Director & CEO	Bharat S. Raut & Co. Chartered Accountants	ICICI Bank Towers Bandra-Kurla Complex Mumbai - 400 051

directors’ report
to the members

Your Directors have pleasure in presenting the Third Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2003.

FINANCIAL HIGHLIGHTS
		Rs. in million
	Fiscal 2003	Fiscal 2002
No. of policies	98,293	9,148
Gross written premium	2,152.2	281.3
Earned premium	272.3	14.2
Profit /(loss) before tax	41.9	(111.3)
Profit /(loss) after tax	33.0	(84.8)

DIVIDEND

The Directors are pleased to inform you that the Company has become profitable in its first full year of operations. However, in view of the accumulated losses of Rs. 59.8 million, the Directors do not recommend any dividend.

OPERATIONAL REVIEW

The Company has focused on building a profitable portfolio. The fire insurance business which has low loss ratios comprises 61% of the Company’s portfolio as against an industry average of 24%.

As a measure of prudent risk management, the Company has entered into reinsurance arrangements with leading re-insurers including Munich Re, Swiss Re and General Insurance Corporation. The Company’s strong reinsurance programme is a key strength and a source of comfort to customers. The Company views its re-insurers as providers of contingent capital and a vital constituency to be served along with its customers and shareholders.

The Company has a customer-centric approach in all its operations. The key customer service parameters viz. promptness in issuance of documents and settlement of claims, continue to be priority areas for the Company.

Keeping in mind the growing sophistication of the Indian consumer, the Company is focusing on Technology-driven solutions and over-the-counter (OTC) products. The Company offers online solutions in the area of marine, motor and travel insurance and OTC products for personal accident, home and merchants cover. The Company also provides online intimation of claims through its website which has resulted in improved efficiency and savings in operating costs.

The penetration of general insurance in India at around 0.6% of GDP is amongst the lowest in the world. The Company believes that the retail segment would be a major contributor to growth provided the insurance sector is able to offer products through a cost effective distribution system. The Company proposes to forge alliances with Government agencies, banks, NGOs and corporates, leverage customer databases and use technology to take a wide range of products to the retail segment.

AUDIT COMMITTEE

Pursuant to the provisions of Section 292A of the Companies Act, 1956, the Board at its Sixth Meeting held on September 18, 2002 had constituted an Audit Committee of Directors. In view of resignation of Directors and appointment of new Directors on the Board of the Company, the Audit Committee was reconstituted from time to time. The Audit Committee presently comprises S. Mukherji, James Dowd and Dileep Chokshi.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted any deposit under Section 58-A of the Companies Act, 1956.

DIRECTORS

H.N. Sinor was nominated by ICICI Bank as Director of the Company effective July 30, 2002.

Byron G. Messier and Farid Gulmohamed, who were on the Board since March 2002, tendered their resignations as Directors effective January 29, 2003 and October 29, 2002 respectively. The Board placed on record its sincere appreciation for the contribution made by them during their tenure as the Directors of the Company.

The Board appointed Dileep Chokshi and R. Athappan as additional Directors of the Company effective October 29, 2002 and James F. Dowd (representative of Lombard Canada Limited) as an additional Director of the Company effective January 29, 2003. They would hold office upto the date of the ensuing Annual General Meeting of the Company but are eligible for appointment.

In terms of the provisions of the Articles of Association of the Company, Kalpana Morparia and S. Mukherji would retire at the ensuing Annual General Meeting and being eligible offer themselves for re-appointment.

AUDITORS

The Auditors, M/s. Bharat S. Raut & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board at its Meeting held on April 21, 2003 has proposed the appointment of M/s. Bharat S. Raut & Co., Chartered Accountants and M/s. Lodha & Co., Chartered Accountants as Joint Auditors to audit the accounts of the Company for the financial year ending March 31, 2004. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNING AND EXPENDITURE
Foreign exchange earnings	Rs. 8.4 million
Foreign exchange expenditure	Rs. 113.4 million

PERSONNEL AND OTHER MATTERS

As required by the provisions of Section 217 (2A) of the Companies Act, 1956, read with the Companies (Particulars of Employees) Rules, 1975, as amended, the names and other particulars of the employees are set out in the annexure to the Directors’ Report.

directors’ report
Continued

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that :

1.	in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2.	the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

3.	the Directors have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of
4.	the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and the Directors have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Insurance Regulatory and Development Authority and Reserve Bank of India for their support and advice.

The Company would like to express its gratitude for the unstinted support and guidance received from ICICI Bank and other ICICI group companies, Lombard Canada Limited and Fairfax Financial Holdings Limited.

The Directors would also like to place on record their appreciation for the commitment, hard work and team effort shown by the employees of the Company.

For and on behalf of the Board

K.V. KAMATH
Chairman

Mumbai, April 21, 2003

auditors’ report
to the members of ICICI Lombard General Insurance Company Limited

We have audited the attached Balance Sheet of ICICI Lombard General Insurance Company Limited (‘the Company’) as at March 31, 2003, and the related Fire, Marine and Miscellaneous Insurance Revenue Accounts (collectively known as the ‘Revenue Accounts’), the Profit and Loss Account of the Company for the year ended, on that date annexed thereto and the Receipts and Payments Account for the year ended on that date.

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Balance Sheet, the Revenue Accounts and the Profit and Loss Account, have been drawn up in accordance with the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002 read with Section 211 of the Companies Act, 1956.

We report thereon as follows :

  We have obtained all the information and explanations which, to the best of our knowledge and belief were necessary for the purposes of the audit and have found them to be satisfactory;
  The Balance Sheet, the Revenue Accounts, the Profit & Loss Account and the Receipts and Payments Account referred to in this report are in agreement with the books of account;
  The estimate of claims Incurred But Not Reported (‘IBNR’) and claims Incurred But Not Enough Reported (‘IBNER’) has been certified by the Company’s actuary. The actuary has certified that the assumptions used for such estimates are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority and the Actuarial Society of India;
  On the basis of the written representations received from the Directors of the Company, as at March 31, 2003 and taken on record by the Board of Directors, no Director of the Company is disqualified as on March 31, 2003 from being appointed as Director under clause (g) of sub-section (1) of Section 274 to the Companies Act, 1956.

In our opinion and to the best of our information and according to the information and explanations given to us :

  The Balance Sheet, the Revenue Accounts, the Profit and Loss Account and the Receipts and Payments Account referred to in this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

  Investments have been valued in accordance with the provisions of the Insurance Act, 1938 and Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002;

  The accounting policies selected by the Company are appropriate and are in compliance with the applicable Accounting Standards and with the accounting principles, as prescribed in the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations 2002 and orders or directions issued by the Insurance Regulatory and Development Authority in this behalf;

  Proper books of account as required by law have been maintained by the Company so far as appears from our examination of those books; and

  The said accounts prepared in accordance with the requirements of the Insurance Act, 1938, the Insurance Regulatory and Development Act, 1999 and the Companies Act, 1956 to the extent applicable, and in a manner so required, give a true and fair view in conformity with the accounting principles generally accepted in India :
–	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003;
–	in the case of the Revenue Accounts, of the loss for the year ended March 31, 2003;
–	in the case of the Profit & Loss Account, of the profit for the year ended March 31, 2003;
–	in the case of the Receipts and Payments Account, of the receipts and payments for the year ended March 31, 2003.

Further, according to the information and explanations given to us and to the best of our knowledge and belief, we certify that :

  We have reviewed the management report and there are no apparent mistakes or material inconsistencies with the financial statements;
  There are no terms and conditions specified in the Certificate of Registration, Number 115, dated August 3, 2001 received by the Company from the Insurance Regulatory and Development Authority;
  We have verified the cash balances, to the extent considered necessary and securities relating to the Company’s investments by actual inspection or by production of certificates, as the case may be;
  The Company is not the trustee of any trust; and
  No part of the assets of the policyholders’ funds has been directly or indirectly applied in contravention to the provisions of the Insurance Act, 1938 relating to the application and investments of the policyholders funds.
For BHARAT S. RAUT & CO. Chartered Accountants
Mumbai, April 21, 2003	AKEEL MASTER Partner

balance sheet
as at March 31, 2003
	Schedule	(Rs. in ’000s)	March 31, 2002
SOURCES OF FUNDS
Share Capital	5	1,095,980	1,094,422
Fair value change account		420	—

Total		1,096,400	1,094,422

APPLICATION OF FUNDS
Investments	6	2,100,085	1,128,990
Loans	7	25,000	—
Fixed assets	8	44,861	23,314
Deferred tax asset		28,600	33,873
Current assets
Cash and bank balances	9	326,749	125,792
Advances and other assets	10	562,141	248,011

Sub-Total (A)		888,890	373,803

Current liabilities	11	1,780,393	411,343
Provision	12	270,472	147,024

Sub-Total (B)		2,050,865	558,367

Net current assets (C) = (A- B)		(1,161,975)	(184,564)
Debit balance in profit and loss account		59,829	92,809

Total		1,096,400	1,094,422

Schedules referred to herein form an integral part of the Balance Sheet.

profit and loss account
for the year ended March 31, 2003
				(Rs. in ’000s)	March 31, 2002
1.	Operating profit/(loss)
	(a)	Fire insurance		(47,099)	(571)
	(b)	Marine insurance		(14,395)	(3)
	(c)	Miscellaneous insurance		(8,921)	(130,120)
2.	Income from investments
	(a)	Interest/Dividend – Gross		88,825	51,996
	(b)	Profit/Loss on sale of investments (net)		27,239	643
3.	Other Income			479	14

Total (A)				46,128	(78,041)

4.	Other expenses
	(a)	Expenses other than those
		related to insurance business
		Employees’ remunerations
		and welfare benefits		2,654	12,595
		Travel, conveyance and
		vehicle running expenses		—	3,065
		Training expenses		—	1,574
		Rents, rates and taxes		—	9,704
		Legal and professional charges		—	2,196
		Others		63	2,538
	(b)	Preliminary expenses written off		1,558	1,558

Total (B)				4,275	33,230

Profit before tax				41,853	(111,271)
Provisionfor taxation:
	(a)	Current tax expense	3,600		2,750
	(b)	Deferred tax expense	5,273	8,873	(29,200)

Profit after tax				32,980	(84,821)
Balance of loss brought forward from previous period			92,809		12,661
Deferred tax of earlier year			—		(4,673)

				92,809	7,988

Loss carried forward to Balance Sheet.				59,829	92,809

As per our report attached of even date	For and on behalf of the Board
For BHARAT S. RAUT & CO. Chartered Accountants	K.V. KAMATH Chairman	KALPANA MORPARIA Director
AKEEL MASTER Partner	S. MUKHERJI Director	SANDEEP BAKHSHI Managing Director & CEO
Mumbai, April 21, 2003	RAKESH JAIN Head Finance & Accounts	RAJESH CHAWATHE Company Secretary

revenue accounts
for the year ended March 31, 2003

									(Rs. in ‘000s)

Particulars		Schedule	Fire		Marine		Miscellaneous		Total

			Year	Period	Year	Period	Year	Period	Year	Period
			ended	ended	ended	ended	ended	ended	ended	ended
			March 31,	March 31,	March 31,	March 31,	March 31, March 31,		March 31,	March 31,
			2003	2002	2003	2002	2003	2002	2003	2002
1.	Premium earned (Net)	1	74,442	2,054	16,877	15	181,026	12,080	272,345	14,149
2.	Profit/(Loss) on sale of Investments (Net)		2,301	4	426	—	4,980	47	7,707	51
3.	Others – Foreign exchange gain/(loss)		—	—	82	—	1,437	—	1,519	—
4.	Interest/Dividend on Investments – Gross		7,505	317	1,390	1	16,240	3,834	25,135	4,152

Total (A)			84,248	2,375	18,775	16	203,683	15,961	306,706	18,352

1.	Claims incurred (Net)	2	15,107	1,232	19,658	10	143,474	16,640	178,239	17,882
2.	Commission	3	(142,594)	(31,570)	(3,719)	(2)	(25,795)	(8,804)	(172,108)	(40,376)
3.	Operating Expenses related to insurance business	4	258,834	33,284	17,231	11	143,425	86,745	419,490	120,040
4.	Others – premium deficiency		—	—	3,000	—	(51,500)	51,500	(48,500)	51,500

Total (B)			131,347	2,946	33,170	19	212,604	146,081	377,121	149,046

Operating Profit/(Loss) (C) = (A - B)			(47,099)	(571)	(14,395)	(3)	(8,921)	(130,120)	(70,415)	(130,694)

APPROPRIATIONS
Transfer to shareholders’ account			(47,099)	(571)	(14,395)	(3)	(8,921)	(130,120)	(70,415)	(130,694)

Total (C)			(47,099)	(571)	(14,395)	(3)	(8,921)	(130,120)	(70,415)	(130,694)

As required by Section 40C(2) of the Insurance Act, 1938, we certify that, to the best of our knowledge and according to the information and explantions given to us, and so far as appears from our examination of the Company’s books of accounts, all expenses of management, wherever incurred, whether directly or indirectly, have been fully debited in the Revenue Accounts as expense.

Schedules referred to herein form an integral part of the Revenue Accounts.

As per our report attached of even date	For and on behalf of the Board
For BHARAT S. RAUT & CO. Chartered Accountants	K.V. KAMATH Chairman	KALPANA MORPARIA Director
AKEEL MASTER Partner	S. MUKHERJI Director	SANDEEP BAKHSHI Managing Director & CEO
Mumbai, April 21, 2003	RAKESH JAIN Head Finance & Accounts	RAJESH CHAWATHE Company Secretary

schedules
forming part of the financial statements	Continued

Schedule – 1
Premium Earned (net)

                                                                                                     (Rs. in '000s)
-------------------------------------------------------------------------------------------------------------------
Particulars                         Fire                                       Marine
                                                  -----------------------------------------------------------------
                                                      Marine Cargo          Marine-Others           Marine-Total

                            -------------------   -------------------    -------------------    -------------------
                                Year     Period       Year     Period        Year     Period        Year     Period
                               ended      ended      ended      ended       ended      ended       ended      ended
                            Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,
                                2003       2002       2003       2002        2003       2002        2003       2002
                            --------   --------   --------   --------    --------   --------    --------   --------
Premium from
direct business
written                    1,281,908    112,326     61,420         40     30,035           -      91,455         40

Add : Premium
       on reinsurance
       accepted               33,075          -          -          -          -           -           -          -

Less : Premium
       on reinsurance
       ceded               1,107,230     96,833     25,660          8     28,752           -      54,412          8

Less: Service tax             44,448      2,494      2,037          2        290           -       2,327          2

Net premium                  163,305     12,999     33,723         30        993           -      34,716         30

Adjustment for
change in reserve
for unexpired risks           88,863     10,945     16,846         15        993           -      17,839         15

Total premium
earned  (net)                 74,442      2,054     16,877         15          -           -      16,877         15

-------------------------------------------------------------------------------------------------------------------------------------
Particulars                                                                                              Miscellaneous
                          -----------------------------------------------------------------------------------------------------------
                                  Motor              Engineering           Worksmen           Public/Product          Personal
                                                                         Compensation            Liability            Accident
                           -------------------   ------------------   ------------------   -------------------   ------------------
                               Year     Period       Year    Period       Year    Period       Year     Period       Year    Period
                              ended      ended      ended     ended      ended     ended      ended      ended      ended     ended
                           Mar. 31,   Mar. 31,   Mar. 31,  Mar. 31,   Mar. 31,  Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,  Mar. 31,
                               2003      2002        2003      2002       2003      2002       2003       2002       2003      2002
                           --------   --------   --------  --------   --------  --------   --------   --------   --------  --------
Premium from
direct business
written                      28,143    102,894    227,828    22,159      4,480       100     13,468        239     53,980     8,786

Add : Premium
       on reinsurance
       accepted                   -          -      2,176         -          -         -         22          -        284         -

Less : Premium
       on reinsurance
       ceded                 13,951     22,853    169,887    17,401        903        22     10,291         53     36,524     6,434

Less: Service tax             1,331      4,899     11,542     1,016        201         4        435         11      1,187       328

Net premium                  12,861     75,142     48,575     3,742      3,376        74      2,764        175     16,553     2,024

Adjustment for
change in reserve
for unexpired risks         (51,385)    66,679     24,129     3,087      2,296        64      1,238        144      8,650     2,054

Total premium
earned  (net)                64,246      8,463     24,446       655      1,080        10      1,526         31      7,903       (30)

---------------------------------------------------------------------------------------------------------------------------------------
Particulars
                          ------------------------------------------------------------------------------------------
                                Health                Aviation                Others                 Total                Total
                               Insurance                                                         Miscellaneous
                          -------------------   -------------------    -------------------    -------------------   -------------------
                              Year     Period       Year     Period        Year     Period        Year     Period       Year     Period
                             ended      ended      ended      ended       ended      ended       ended      ended      ended      ended
                          Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,
                              2003       2002       2003       2003        2002       2003        2002       2003       2002       2003
                          --------   --------   --------   --------    --------   --------    --------   --------   --------   --------
Premium from
direct business
written                    134,138     19,820     13,833          -     267,365     14,893     743,235    168,891  2,116,598    281,257

Add : Premium
       on reinsurance
       accepted                  -         -           -          -           2          -       2,484          -     35,559          -

Less : Premium
       on reinsurance
       ceded                25,544      3,775     12,591          -     193,738     14,060     463,429     64,598  1,625,071    161,439

Less: Service tax            6,133        944        616          -      13,580        447      35,025      7,649     81,800     10,145

Net premium                102,461     15,101        626          -      60,049        386     247,265     96,644    445,286    109,673

Adjustment for
change in reserve
for unexpired risks         42,712     12,249        327          -      38,272        287      66,239     84,564    172,941     95,524

Total premium
earned  (net)               59,749      2,852        299          -      21,777         99     181,026     12,080    272,345     14,149
SCHEDULE - 2
Claims Incurred (net)

                                                                                           (Rs. in '000s)
-------------------------------------------------------------------------------------------------------------------
Particulars                         Fire                                       Marine
                                                  -----------------------------------------------------------------
                                                      Marine Cargo          Marine-Others           Marine-Total

                            -------------------   -------------------    -------------------    -------------------
                                Year     Period       Year     Period        Year     Period        Year     Period
                               ended      ended      ended      ended       ended      ended       ended      ended
                            Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,
                                2003       2002       2003       2002        2003       2002        2003       2002
                            --------   --------   --------   --------    --------   --------    --------   --------
Claims paid-Direct            52,504         23     14,144          -           -          -      14,144          -

Add : Re-insurance
       Accepted                   -          -           -          -           -          -           -          -

Less : Re-insurance
       Ceded                  47,177         23      2,986          -           -          -       2,986          -

Net Claims paid                5,327         -      11,158          -           -          -      11,158          -

Add : Claims
       Outstanding at
       the end of
       the year               11,012      1,232      8,408         10         102          -       8,510         10

Less : Claims Outstanding
       at the beginning
       of the year             1,232         -          10         -           -          -          10          -

Total claims incurred         15,107      1,232     19,556         10         102          -      19,658         10

SCHEDULE - 2

Claims Incurred (net)                                                                                                 (Rs. in '000s)
-------------------------------------------------------------------------------------------------------------------------------------
Particulars                                                                                                Miscellaneous
                            ---------------------------------------------------------------------------------------------------------
                                    Motor              Engineering           Worksmen           Public/Product          Personal
                                                                           Compensation            Liability            Accident
                             -------------------   ------------------   ------------------   -------------------   ------------------
                                 Year     Period       Year    Period       Year    Period       Year     Period       Year    Period
                                ended      ended      ended     ended      ended     ended      ended      ended      ended     ended
                             Mar. 31,   Mar. 31,   Mar. 31,  Mar. 31,   Mar. 31,  Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,  Mar. 31,
                                 2003      2002        2003      2002       2003      2002       2003       2002       2003      2002
                             --------   --------   --------  --------   --------  --------   --------   --------   --------  --------
Claims paid-Direct             54,383      5,688     15,899         3          1         -          -          -      7,903         -

Add : Re-insurance
       Accepted                     -          -          -         -          -         -          -          -        100         -

Less : Re-insurance
       Ceded                   10,877      1,137     12,158         1          -         -          -          -      6,734         -

Net Claims paid                43,506      4,551      3,741         2          1         -          -          -      1,269         -

Add : Claims
       Outstanding at
       the end of
       the year                18,061      9,142      8,899       492        112         -        391         24        680         -

Less : Claims Outstanding
       at the beginning
       of the year              9,142          -        492         -          -         -         24          -          -         -

Total claims incurred          52,425     13,693     12,148       494        113         -        367         24      1,949         -

SCHEDULE - 2

Claims Incurred (net)                                                                                                      (Rs. in '000s)
-----------------------------------------------------------------------------------------------------------------------------------------
Particulars
                           ----------------------------------------------------------------------------------------
                                 Health                Aviation                Others                 Total                Total
                                Insurance                                                         Miscellaneous
                           -------------------   -------------------    -------------------    -------------------   -------------------
                               Year     Period       Year     Period        Year     Period        Year     Period       Year     Period
                              ended      ended      ended      ended       ended      ended       ended      ended      ended      ended
                           Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,    Mar. 31,   Mar. 31,   Mar. 31,   Mar. 31,
Claims paid-Direct             2003       2002       2003       2003        2002       2003        2002       2003       2002       2003
                           --------   --------   --------   --------    --------   --------    --------   --------   --------   --------
Add : Re-insurance           72,892      1,279          -          -       4,898          -     155,976      6,970    222,624      6,993
       Accepted

Less : Re-insurance               -          -          -          -           -          -         100         -         100          -
       Ceded

Net Claims paid              14,578        256          -          -       1,952          -      46,299      1,394     96,462      1,417

Add : Claims                 58,314      1,023          -          -       2,946          -     109,777      5,576    126,262      5,576
       Outstanding at
       the end of
       the year

Less : Claims Outstanding    13,526      1,258        214          -       2,878        148      44,761     11,064     64,283     12,306
       at the beginning
       of the year

Total claims incurred         1,258          -          -          -         148          -      11,064         -      12,306          -

                             70,582      2,281        214          -       5,676        148     143,474    16,640     178,239     17,882

schedules
forming part of the financial statements	Continued

SCHEDULE - 3
Commission

                                                                               (Rs. in '000s)
-------------------------------------------  -----------------------------------------------------------
Particulars                     Fire                                  Marine
                                             ----------------------------------------------------------
                                                Marine Cargo       Marine-Others       Marine-Total

-------------------------------------------  ------------------  ------------------  ------------------
                             Year    Period      Year    Period     Year     Period      Year   Period
                            ended     ended     ended     ended    ended      ended     ended    ended
                         Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                             2003      2002      2003      2002      2003      2002      2003      2002
-------------------------------------------  ------------------  ------------------  ------------------
Commission paid-Direct        135         -       216         -         -         -       216         -

Add:  Re-insurance
      Accepted              1,478         -         -         -         -         -         -         -

Less: Commission
      received on
      Re-Insurance
      Ceded               144,207    31,570     2,651         2     1,284         -      3,935        2
-------------------------------------------  ------------------  ------------------  ------------------
Net Commission           (142,594)  (31,570)   (2,435)       (2)   (1,284)        -     (3,719)      (2)
-------------------------------------------  ------------------  ------------------  ------------------

Commission                                                                                                     (Rs. in '000s)
-----------------------------------------------------------------------------------------------------------------------------
Particulars                                                                                                  Miscellaneous
                          ---------------------------------------------------------------------------------------------------
                                 Motor           Engineering           Worksmen         Public/Product          Personal
                                                                     Compensation         Liability             Accident
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
                             Year     Period      Year    Period      Year    Period      Year    Period      Year    Period
                            ended      ended     ended     ended     ended     ended     ended     ended     ended     ended
                          Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                              2003      2002      2003      2002      2003      2002      2003      2002      2003      2002
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
Commission paid-Direct          88     4,699        97         -         -         -         1         -         -         -

Add:  Re-insurance
      Accepted                   -         -         -         -         -         -         6         -         -         -

Less: Commission
      received on
      Re-Insurance
      Ceded                    911     4,900     9,968     4,235        85     1,981       714        11     2,632     1,362
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
Net Commission                (823)     (201)   (9,871)   (4,235)      (85)   (1,981)     (707)      (11)   (2,632)   (1,362)
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------

Commission                                                                                                    (Rs. in '000s)
---------------------------------------------------------------------------------------------------------------------------
Particulars
                          -----------------------------------------------------------------------------
                              Health              Aviation             Others                Total             Total
                             Insurance                                                   Miscellaneous
--------------------------------------------  ------------------  ------------------  ------------------  ------------------
                              Year    Period     Year     Period     Year     Period      Year    Period     Year     Period
                            ended     ended    ended      ended    ended      ended     ended     ended    ended      ended
                          Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                             2003      2002      2003      2003      2002      2003      2002      2003      2002      2003
--------------------------------------------  ------------------  ------------------  ------------------  ------------------
Commission paid-Direct           -         -         -         -     1,026         -     1,212     4,699     1,563     4,699

Add:  Re-insurance
      Accepted                   -         -         -         -        71         -        77         -     1,555         -

Less: Commission
      received on
      Re-Insurance
      Ceded                   2,854      944       382         -     9,538        70    27,084    13,503   175,226    45,075
--------------------------------------------  ------------------  ------------------  ------------------  ------------------
Net Commission               (2,854)    (944)     (382)        -    (8,441)      (70)  (25,795)   (8,804) (172,108)  (40,376)
--------------------------------------------  ------------------  ------------------  ------------------  ------------------
SCHEDULE - 4
Operating expenses related to insurance business

                                                                                           (Rs. in '000s)
-------------------------------------------  ------------------------------------------------------------
Particulars                     Fire                                  Marine
                                             ----------------------------------------------------------
                                                Marine Cargo       Marine-Others       Marine-Total

-------------------------------------------  ------------------  ------------------  ------------------
                             Year    Period      Year    Period     Year     Period      Year   Period
                            ended     ended     ended     ended    ended      ended     ended    ended
                         Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                             2003      2002      2003      2002      2003      2002      2003      2002
-------------------------------------------  ------------------  ------------------  ------------------
Employees' remuneration
& welfare benefits         73,576    15,055     3,525         5     1,724         -     5,249         5
Travel, conveyance and
vehicle running expenses   21,260     3,541     1,019         1       498         -     1,517         1
Training expenses           2,363     1,178       113         -        55         -       168         -
Rents, rates & taxes       33,289     7,288     1,595         3       780         -     2,375         3
Repairs                     6,074       759       291         1       142         -       433         1
Printing & stationery       3,267       254       157         -        77         -       234         -
Communication               9,358     1,364       448         -       219         -       667         -
Legal & professional
charges                    37,175     2,061       980         1       479         -     1,459         1
Auditors' fees,
expenses etc
(a) as auditor                367       158        18         -         9         -        27         -
(b) Tax audit                  95         4         5         -         2         -         7         -
Advertisement and
publicity                  60,409       312     2,894         -     1,415         -     4,309         -
Interest & Bank Charges     1,702       471        82         -        40         -       122         -
Miscellaneous expenses      3,811       108       154         -        75         -       229         -
Depreciation                6,088       731       292         -       143         -       435         -
-------------------------------------------  ------------------  ------------------  ------------------
Total                     258,834     33,284   11,573        11     5,658         -    17,231        11
-------------------------------------------  ------------------  ------------------  ------------------

------------------------------------------------------------------------------------------------------------------------------
Particulars                                                                                                  Miscellaneous
                          ----------------------------------------------------------------------------------------------------
                                 Motor           Engineering           Worksmen         Public/Product          Personal
                                                                     Compensation         Liability             Accident
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
                             Year     Period      Year    Period      Year    Period      Year    Period      Year    Period
                            ended      ended     ended     ended     ended     ended     ended     ended     ended     ended
                          Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                              2003      2002      2003      2002      2003      2002      2003      2002      2003      2002
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
Employees' remuneration
& welfare benefits           1,615    18,665    13,075     2,898       257        13       773        32     3,098     1,160
Travel, conveyance and
vehicle running expenses       467     5,118     3,778       682        74         3       223         7       895       272
Training expenses               52     2,567       420       227         8         1        25         2        99        91
Rents, rates & taxes           731     8,672     5,917     1,403       116         6       350        15     1,402       561
Repairs                        133       734     1,079       146        21         1        64         2       256        58
Printing & stationery           72       723       581        49        11         -        34         1       138        19
Communication                  205     2,142     1,663       263        33         1        98         3       394       105
Legal & professional
charges                      3,945     8,651     3,634       389        71         2       215         4       861       144
Auditors' fees,
expenses etc
(a) as auditor                   8       171        65        30         1         -         4         -        15        13
(b) Tax audit                    2         4        17         1         -         -         1         -         4         -
Advertisement and
publicity                    1,326    18,013    10,736        60       211         -       635         -     2,544        24
Interest & Bank Charges        (61)    1,287       302        90         6         1        18         1        72        36
Miscellaneous expenses          71       106       572        21        11         -        34         -       136         9
Depreciation                   134       804     1,082       140        21         1        64         2       256        56
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
Total                        8,700    67,657    42,921     6,399       841        29     2,538        69    10,170     2,548
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------

-----------------------------------------------------------------------------------------------------------------------------
Particulars
                         ------------------------------------------------------------------------------
                               Health              Aviation             Others                Total             Total
                              Insurance                                                   Miscellaneous
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
                              Year    Period     Year     Period     Year     Period      Year    Period     Year     Period
                             ended     ended    ended      ended    ended      ended     ended     ended    ended      ended
                          Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,  Mar. 31,
                              2003      2002      2003      2003      2002      2003      2002      2003      2002      2003
------------------------- ------------------  ------------------  ------------------  ------------------  ------------------
Employees' remuneration
& welfare benefits           7,699     2,587       794         -    15,346     1,980    42,657    27,335   121,482    42,395
Travel, conveyance and
vehicle running expenses     2,225       609       229         -     4,434       466    12,325     7,157    35,102    10,699
Training expenses              247       202        26         -       493       155     1,370     3,245     3,901     4,423
Rents, rates & taxes         3,483     1,252       359         -     6,943       959    19,301    12,868    54,965    20,159
Repairs                        636       130        66         -     1,267       100     3,522     1,171    10,029     1,931
Printing & stationery          342        44        35         -       681        33     1,894       869     5,395     1,123
Communication                  979       234       101         -     1,952       179     5,425     2,927    15,450     4,291
Legal & professional
charges                      2,140       323       221         -     4,265       247    15,352     9,760    53,986    11,822
Auditors' fees,
expenses etc
(a) as auditor                  39        27         4         -        77        21       213       262       607       420
(b) Tax audit                   10         1         1         -        20         1        55         7       157        11
Advertisement and
publicity                    6,321        54       652         -    12,600        41    35,025    18,192    99,743    18,504
Interest & Bank Charges        178        81        18         -       355        62       888     1,558     2,712     2,029
Miscellaneous expenses         337        19        35         -       672        14     1,868       169     5,908       277
Depreciation                   637       126        66         -     1,270        96     3,530     1,225    10,053     1,956
-------------------------------------------    ------------------  -----------------  ------------------  ------------------
Total                       25,273     5,689     2,607         -    50,375     4,354   143,425    86,745   419,490   120,040
-------------------------------------------    ------------------  -----------------  ------------------  ------------------

schedules
forming part of the financial statements	Continued
SCHEDULE – 5
Share Capital
		(Rs. in ‘000s)
Particulars	As at	As at
	March 31,	March 31,
	2003	2002
Authorised capital	1,100,000	1,100,000
110,000,000 (Previous year: 110,000,000) equity shares of Rs. 10 each

Issued capital	1,100,000	1,100,000
110,000,000 (Previous year: 110,000,000) equity shares of Rs. 10 each

Subscribed capital	1,100,000	1,100,000
110,000,000 (Previous year: 110,000,000) equity shares of Rs. 10 each

Called up capital	1,100,000	1,100,000
110,000,000 (Previous year: 110,000,000) equity shares of Rs. 10 each

Less: Preliminary expenses
(to the extent not written off)	4,020	5,578

Total	1,095,980	1,094,422

Note:

Of the above issued share capital as of March 31, 2003, 81,399,300 shares (Previous year: 81,399,300 shares) of Rs. 10 each are held by the holding company, ICICI Bank Limited and 700 shares (Previous year: 700 shares) of Rs. 10 each are held by ICICI Bank Limited through its nominees.

SCHEDULE – 5A
Share Capital
Pattern of shareholding
[As certified by the management]

Shareholder	As at March 31, 2003		As at March 31, 2002

	Number of	% of	Number of	% of
	Shares	Holding	Shares	Holding

Promoters
– Indian	81,400,000	74%	81,400,000	74%
– Foreign	28,600,000	26%	28,600,000	26%

Total	110,000,000	100%	110,000,000	100%

SCHEDULE – 6 Investments

		(Rs. in ‘000s)
Particulars	As at	As at
	March 31,	March 31,
	2003	2002
Long term investments
Government securities and government
guaranteed bonds including treasury bills (Note 3)	413,834	288,427
Other approved securities	32,303	88,632
Other investments
Debentures/ Bonds (Note 4)	303,852	274,172
Investments in infrastructure and social sector	139,987	147,493
Other than Approved Investments	128,489	—
Short term investments
Government securities and government
guaranteed bonds including treasury bills	534,187	132,155
Other investments
a) Equity shares	15,133	—
b) Mutual Fund units	102,820	—
c) Debentures/ Bonds	275,552	147,435
Investments in infrastruture and social sector	153,928	50,676

Total investments	2,100,085	1,128,990

Notes: 1.	Aggregate book value of investments (other than listed equities) is Rs. 2,084,952,216 (Previous year: Rs 1,128,989,720).
2.	Aggregate market value of investments (other than listed equities) is Rs. 2,129,266,022 (Previous year: Rs. 1,146,917,650).
3.	Includes investment pursuant to Section 7 of Insurance Act, 1938 Rs 10,000,000.
4.	Includes investment at cost in ICICI Bank Limited Rs. 48,873,541 (Previous year: Rs. 33,765,208).

SCHEDULE – 7 Loans

	(Rs. in ‘000s)
Particulars	As at	As at
	March 31,	March 31,
	2003	2002
Security-wise Classification
Secured
(a) On mortgage of property (aa) In India	25,000	—

Total	25,000	—

Borrower-wise Classification
(a) Others (Body corporate)	25,000	—

Total	25,000	—

Performance-wise Classification
(a) Loans classified as standard (aa) In India	25,000	—

Total	25,000	—

Maturity-wise Classification
(a) Short Term	25,000	—

Total	25,000	—

schedules
forming part of the financial statements	Continued

SCHEDULE – 8
Fixed Assets

	Cost/ Gross Block				Depreciation				Net Block

Particulars	April 1,			March 31,	April 1,	For the	On Sales/	March 31,	March 31,	March 31,
	2002	Additions	Deletions	2003	2002	Year	Adjust-	2003	2003	2002
							ments

Buildings	–	4,251	–	4,251	–	30	–	30	4,221	–
Furniture & Fittings	–	5,562	–	5,562	–	166	–	166	5,396	–
Information Technology Equipment	7,778	8,490	–	16,268	870	2,921	–	3,791	12,477	6,908
Computer Software	16,477	9,332	–	25,809	1,257	6,255	–	7,512	18,297	15,220
Office Equipment	678	2,656	26	3,308	20	681	2	699	2,609	658

Total	24,933	30,291	26	55,198	2,147	10,053	2	12,198	43,000	22,786

Work in Progress									1,861	528

Grand Total	24,933	30,291	26	55,198	2,147	10,053	2	12,198	44,861	23,314

Previous year	1,151	23,782	–	24,933	37	2,110	–	2,147	22,786	–

SCHEDULE – 9
Cash and Bank Balances
		(Rs. in ‘000s)
Particulars	As at	As at
	March 31,	March 31,
	2003	2002
Cheques in hand (including stamps)	165,966	32,223
Bank balances
(a) Deposit account s- short-term
(due within 12 months)	55,000	30,000
(b) Current accounts	105,783	13,569
Money at call and short notice
(a) With other institutions	—	50,000

Total	326,749	125,792

SCHEDULE – 10
Advances and Other Assets
			(Rs. in ‘000s)
Particulars		As at	As at
		March 31,	March 31,
		2003	2002
Advances
Reserve deposits with reinsurance companies		—	9,196
Prepayments		774	—
Advance tax paid and taxes deducted at
source (net of provisions for tax)		13,264	1,671
Others
- Sundry deposit	7,935		6,056
- Advances to/receivables
from Employees	791		792

		8,726	6,848

Total (A)		22,764	17,715

Other Assets
Income accrued on investments/deposits		33,919	28,057
Outstanding premiums		41,316	109,766
Due from other entities carrying on
insurance business (including reinsurers)		462,743	91,443
Deposit with Reserve Bank of India		1,000	1,000
[Pursuant to Section 7 of Insurance Act, 1938]
Others
- Deposit with IRDA	91		30
- Interest accrued on loans	308		—

		399	30

Total (B)		539,377	230,296

Total (A+B)		562,141	248,011

SCHEDULE – 11
Current Liabilities
			(Rs. in ‘000s)
Particulars		As at	As at
		March 31,	March 31,
		2003	2002
Agents’ balances		45	1,195
Balances due to other insurance companies		563,411	118,938
Premiums received in advance		557,618	196,870
Unallocated premium		16,852	592
Sundry creditors		95,168	35,162
Unearned commission		182,500	—
Due to holding company		77,000	14,742
Claims outstanding		270,764	36,571
Due to Officers/Directors		—	—
Others –
(a) Statutory dues	13,976
(b) Salary payable	39
(c) Miscellaneous	128
(d) Collections-
environment relief fund	2,892
		17,035	7,273

Total		1,780,393	411,343

SCHEDULE – 12 Provisions
		(Rs. in ‘000s)
Particulars	As at	As at
	March 31,	March 31,
	2003	2002

For unexpired risk	267,472	95,524
For premium deficiency	3,000	51,500

Total	270,472	147,024

schedules
forming part of the financial statements	Continued

SCHEDULE – 13

SIGNIFICANT ACCOUNTING POLICIES AND NOTES FORMING PART OF THE ACCOUNTS FOR THE YEAR ENDED MARCH 31, 2003

1. BACKGROUND

ICICI Lombard General Insurance Company Limited (‘the Company’) was incorporated on OctoberI30, 2000. The principal shareholders of the Company are ICICI Bank Limited (74%) and Lombard Canada Limited (a subsidiary of Fairfax Financial Holdings Limited) (26%). The Company received the license to undertake General Insurance business on AugustI3, 2001 from the Insurance Regulatory and Development Authority (‘IRDA’).

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The accompanying financial statements have been prepared under the historical cost convention, on the accrual basis of accounting, in compliance with the accounting standards issued by the Institute of Chartered Accountants of India (‘ICAI’), to the extent applicable, and in accordance with the provisions of the Insurance Act, 1938, Insurance Regulatory and Development Authority Act, 1999, the Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002 (‘the Regulations’), the Companies Act, 1956 to the extent applicable, and current practices within the insurance industry in the country.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Revenue recognition Premium income

Premium earned is recognised as income over the period of risk or the contract period based on 1/365 method, whichever is appropriate.

Income from reinsurance business

Commission income on reinsurance ceded is recognised over the contract period.

During the current year, the Company has changed its accounting policy relating to recognition of reinsurance commission income. In the previous year, the Company used to recognise commission income upfront on cession of reinsurance business. Consequent to the change in accounting policy, the commission income, transfer to shareholders account are lower by Rs. 182,500Ithousand, operating loss is higher by Rs. 182,500 thousand, profit before taxes is lower by Rs. 182,500 thousand and the unearned commission income is higher by Rs. 182,500 thousand. Profit commission under re-insurance treaties is recognised on receipt of intimation from the reinsurer.

Income earned on investments

Interest income on investments is recognised on an accrual basis. Dividend income is recognised when the right to receive dividend is established.

Realised gain/loss on securities is the difference between the sale consideration and the amortised cost in the books of the Company as on the date of sale.

3.2 Reinsurance premium

Reinsurance premium ceded is recognised over the period of contract/ period of risk.

3.3 Reserve for unexpired risk

Reserve for unexpired risk is recognised net of reinsurance and represents premium towards risks to be covered in succeeding accounting period subject to minimum as required under Section 64IV(1)I(ii)I(b) of the Insurance Act, 1938.

3.4 Claims

Claims (net of reinsurance) are accounted for as and when intimated/ reported.

Amounts received/receivable and paid/payable from the coinsurers, proportionate to the risk shared, are recognised together with the claim. Provision for claims are based on individual case estimates received. The estimates are regularly reviewed and updated as additional information on the estimated claims becomes known and any resulting adjustments are included in the revenue accounts.

Provision is also made at year end for claims Incurred But Not Reported (‘IBNR’) and claims Incurred But Not Enough Reported (‘IBNER’) based on actuarial estimate duly certified by a qualified actuary.

3.5 Acquisition costs

Acquisition costs are those costs that vary with, and are primarily costs related to the acquisition of new and renewal insurance contracts viz. commission, policy issue expenses etc. These costs are expensed in the year in which they are incurred.

3.6 Premium deficiency

Premium deficiency represents the amount by which sum of expected claim costs, related expenses and maintenance costs exceeds the sum of related premiums carried forward to the subsequent accounting period and the reserve for unexpired risks.

3.7 Investments

Investments are recorded at cost and includes brokerage, transfer charges, stamps etc, if any, and excludes interest paid on purchases.

Classification

Investments maturing within twelve months from balance sheet date and investments made with the specific intention to dispose off within twelve months from balance sheet date are classified as ‘short term investments’.

All other investments are classified as ‘long term investments’.

Valuation

All debt securities are considered as ‘held to maturity’ and accordingly stated at historical cost subject to amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.

Other investments comprise of equity shares and units of mutual fund. Listed equity shares are stated at fair value being the last quoted closing price as at the balance sheet date. Mutual fund investments are stated at fair value being the closing net asset value as at the balance sheet date. Unrealized gain/loss arising on account of such valuation is taken to equity under the head “Fair value change account”.

3.8 Fixed assets and depreciation

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis pro-rata for the period of use at the rates prescribed in Schedule XIV to the Companies Act, 1956 except in the cases setout below where depreciation is provided at a rate higher than those prescribed under Schedule XIV to the Companies Act, 1956.

– Depreciation on information technology equipments is provided @25 percent.

– Depreciation on computer software is provided @20 percent except for expenditure below Rs. 500,000, which is fully depreciated in the year incurred.

Other assets individually costing less than Rs. 5,000 are fully depreciated in the year in which they are acquired.

3.9 Retirement benefits

The Company makes a contribution to the recognised provident fund at prescribed rates which is charged to revenue accounts.

Provision for gratuity for employees is made on the basis of the amount determined by actuarial valuation and is charged to revenue accounts.

The Company’s liability in respect of leave encashment is also determined on the basis of actuarial valuation and is charged to the revenue accounts.

3.10 Foreign currency transactions

Foreign currency transactions are recorded at the rates of exchange prevailing on the date of the transaction. Foreign exchange denominated current assets and liabilities are translated at the year-end exchange rates. Exchange rate differences resulting from foreign exchange transactions settled during the year, including year-end translation of current assets and liabilities are recognised in the revenue accounts.

schedules
forming part of the financial statements	Continued

3.11 Taxation Current tax

The Company provides for income tax on estimated taxable income in accordance with the provisions of the Income Tax Act, 1961.

Deferred tax

Deferred tax assets and liabilities are recognised for the future tax consequences attributable to timing differences that result between the profit offered for income taxes and the profit as per the Company’s financial statements.

Deferred tax assets and liabilities are measured using the tax rate and tax laws that have been enacted or substantively enacted by the balance sheet date and accounted for under the liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the profit and loss account in the period of change.

Deferred tax assets are recognized subject to management’s consideration of prudence in respect of their realisability.

3.12 Miscellaneous expenditure

Preliminary expenses are amortised over a period of five years from the date of incorporation.

4. NOTES TO ACCOUNTS

4.1 Statutory disclosures as required by the IRDA regulations

4.1.1 Contingent liabilities

Contingent liabilities at March 31, 2003 is Rs. Nil (Previous year: Rs. Nil)

4.1.2 The assets of the Company are free from all encumbrances.

4.1.3 Estimated amount of contracts remaining to be executed on fixed assets and not provided for (net of advances) is Rs. 5,435 thousand (Previous year : Rs. 3,900 thousand).

4.1.4 Claims

Claims, less reinsurance, paid to claimants in / outside India are as under :

		(Rs. in ’000s)

Particulars	For the year ended March 31, 2003	For the period ended March 31, 2002

In India	126,262	5,576
Outside India	Nil	Nil

Claims outstanding include claims for IBNR cases. These have been estimated by a qualified actuary appointed by the Company. The Company being in the nascent stage of its operations, the qualified actuary has used suitable alternative methods for each product category.

Ageing of claims

Ageing of claims is set out in the table below :

		(Rs. in ’000s)

Particulars	For the year ended March 31, 2003	For the period ended March 31, 2002

More than six months	29,756	Nil
Others	241,008	12,306

Claims settled and remaining unpaid for more than six months: Rs. Nil (Previous year: Rs. Nil)

4.1.5 Premium

Premium, less reinsurance, written from business in/outside India is given below :

		(Rs. in ’000s)

Particulars	For the year ended March 31, 2003	For the period ended March 31, 2002

In India	445,286	109,673
Outside India	Nil	Nil

The Company has recognised one percent (Previous year: Ten percent) of the premium earned under Miscellaneous - Engineering class of business based on varying risk pattern. The risk pattern is determined based on underwriting estimates, which are in turn based on project related information received from the customers. The Company perceives significant risk for terrorism, and accordingly reserve for unexpired risks has been created at 100% of inward premium. Value of contracts in relation to investments for :

– Purchases where deliveries are pending Rs. 54,166Ithousand (Previous year: Nil); and

– Sales where payments are outstanding Rs. 54,200 thousand (Previous year: Nil).

All investments are made in accordance with the Insurance Act, 1938 and Insurance Regulatory and Development Authority (Investment) Regulations, 2000 and are performing investments.

An amount of Rs. 2,892 thousand (Previous year Rs. 228 thousand) collected towards Environment Relief fund under Public Liability Policies has been disclosed under current liabilities and the same is invested in Government Securities.

Historical cost of investments that are valued on fair value basis is Rs. 117,533 thousand (Previous year: Rs. Nil).

4.1.6 As at March 31, 2003, the Company had assets amounting to Rs. 11,000 thousand (Previous year: Rs. 1,000 thousand), deposited with the Reserve Bank of India, as required under Section 7 of the Insurance Act, 1938.

4.1.7 Allocation of income and expenses Allocation of investment income

Investment income has been allocated between revenue accounts and profit and loss account on the basis of the ratio of average policyholders funds to average shareholders funds respectively based on average of funds at the beginning of the year and at the end of the year.

Allocation amongst revenue accounts is on the basis of policyholder’s funds viz. unexpired risk, premium deficiency and outstanding claims. Average policyholders funds comprise reserves for unexpired risks, premium deficiency and outstanding claims.

Average shareholders funds comprise share capital less accumulated losses and miscellaneous expenditure not written off.

Allocation of expenses

Operating expenses relating to insurance business are allocated to specific classes of business on the following basis:

– Expenses that are directly identifiable to the business class are allocated on actual basis;

– Other expenses, that are not directly identifiable, are broadly allocated on gross written premium;

– The method of allocation has been decided based on the nature of the expense and its logical correlation with the classes of business.

4.1.8 Sector-wise details of the policies are given below :

			(Rs. in ’000s)

Sector	As at March 31,		As at March31,
	2003		2002

	Rs.	%	Rs.	%

Rural	47,536	2.21	2,258	0.83
Urban	2,104,623	97.79	278,999	99.17

4.1.9 Extent of risksretained andreinsured is set out below :

Particulars	Basis	As at March 31,		As at March 31,
		2003		2002

		Retention	Ceded	Retention	Ceded

Fire	Total sum insured	14%	86%	9%	91%
Marine – Cargo	Value at risk	57%	43%	80%	20%
Miscellaneous
- Engineering	Total sum insured	25%	75%	18%	82%
- Motor	Total sum insured	80%	20%	80%	20%
- Workmen Compensation	Value at risk	80%	20%	80%	20%
- Public Liability	Value at risk	25%	75%	80%	20%
- Personal Accident	Value at risk	32%	68%	13%	87%
- Health	Value at risk	80%	20%	80%	20%
- Others	Value at risk	25%	75%	44%	56%

schedules
forming part of the financial statements	Continued

4.1.10 Details of managerial remuneration are as under :

		(Rs. in ’000s)

	For the year	For the period
Particulars	ended March	ended March
	31, 2003	31, 2002

Salaries and allowances	3,449	Nil
Contribution to provident and other funds	245	Nil
Perquisites	436	Nil

Notes : Perquisites as stated above are based on actual payment.

Managerial remuneration as stated above does not include gratuity and leave encashment payable as the same cannot be ascertained on an individual basis.

The managerial remuneration is as per the terms of appointment as approved by the IRDA.

In the previous year, the Managing Director(s) drew their remuneration from the holding company and hence no managerial remuneration is paid or payable to the Managing Director.

4.2 Other disclosures

4.2.1 Segmental reporting

Primary reportable segments

The Company’s primary reportable segments are business segments which have been identified in accordance with AS 17 – Segment Reporting read with the Regulations. The income and expenses attributable to the business segments are allocated as mentioned in paragraph 4.1.7 above.

Segmental Assets & Liabilities

				(Rs. in ’000s)

		Current Liabilities			Current
					Assets

Segment	Year		Claims	Un-	Out-
		Unearned	Out-	allocated	standing
		Commission	standing	Premium	Premium

Fire	2002-03	128,010	137,569	—	37,402
Fire	2001-02	—	(18,842)	—	(109,765)
Engg	2002-03	27,206	38,767	642	3,869
Engg	2001-02	—	(1,767)	(592)	—
Marine Cargo	2002-03	1,766	12,103	—	14
Marine Cargo	2001-02	—	(12)	—	—
Marine Hull	2002-03	884	3,394	—	—
Marine Hull	2001-02	—	—	—	—
Motor	2002-03	1,047	24,715	—	—
Motor	2001-02	—	(11,563)	—	—
Wc	2002-03	127	141	—	—
Wc	2001-02	—	—	—	—
Liabilities	2002-03	1,398	1,679	—	—
Liabilities	2001-02	—	—	—	—
PA	2002-03	6,392	2,733	6	—
PA	2001-02	—	(254)	—	—
Aviation	2002-03	813	9,819	—	—
Aviation	2001-02	—	—	—	—
Others	2002-03	11,336	22,939	16,203	31
Others	2001-02	—	(2,558)	—	—
Health	2002-03	3,520	16,905	—	—
Health	2001-02	—	(1,574)	—	—
Total Amount	2002-03	182,500	270,764	16,851	41,316
Total Amount	2001-02	—	(36,570)	(592)	(109,765)

Note : Figure given in brackets represent the previous year figure.

Fixed assets, Investments & other current assets & liabilities are not identifiable to any business segment.

Secondary reportable segments

There are no reportable geographical segments since the Company provides services to customers in the Indian market only and does not distinguish any reportable regions within India.

4.2.2 Related party

Related parties, nature of relationship and description of transactions

Name of the	Nature of	Description of transactions
related Party	relationship

ICICI Bank Limited	Holding Company

The Company has taken space on rentals in the building of ICICI Bank for which it is paying rentals at market rates. In addition ICICI Bank Limited has set up a common platform for the group for sharing of common services and facilities including technology.

The Company is using the expertise and technology of ICICI Bank Call Center.

The Company has sold policies to ICICI Bank Limited. The Company has received premium and paid claims on this account.

ICICI Venture Funds Management Company Limited	Fellow Subsidiary	The Company has sold policies to ICICI Venture Funds Management Company Limited. The Company has received premium and paid claims on this account.

ICICI Securities Limited	Fellow Subsidiary	The Company has sold policies to ICICI Securities Limited. The Company has received premium and paid claims on this account.

ICICI Prudential Life Insurance Company Limited	Fellow Subsidiary	The Company has sold policies to ICICI Prudential Life Insurance Company Limited. The Company has received premium and paid claims on this account.

ICICI Home Finance Company Limited	Fellow Subsidiary	The Company has sold policies to ICICI Home Finance Company Limited. The Company has received premium and paid claims on this account. In addition to this the Company shared the cost of advertisements with ICICI Home Finance Company Limited.

Key Management Personnel (with whom transactions have taken place)	K.V. Kamath, Chairman Kalpana Morparia, Director Sandeep Bakhshi, Managing Director & CEO	The Company has issued policies to them.

Relatives of key managerial personnel (with whom transactions have taken place)	Mona Bakhshi, Wife of Managing Director & CEO	The Company has issued policies to her.

schedules
forming part of the financial statements	Continued

Details of transactions with related parties for the year ended March 31, 2003 are given below :

				(Rs. in ’000s)

Particulars	With	With	With Key	Relatives of
	Holding	Fellow	Management	Key Manage-
	Company	Subsidiaries	Personnel	ment Personnel

Income
Premium Income	163,754	42,535	160	0.1
	(25,478)	(76)	—	—
Income from	6,741	—	—	—
Interest & Dividend	(3,434)	(9,510)	—	—
Expenses
Claim Payments	58,003	1,320	—	—
	(1,310)	—	—	—
Salary to Deputation	10,334	—	—	—
Staff	(4,896)	—	—	—
Establishment &	65,385	5,000	—	—
Other Expenditure	(41,246)	—	—	—

Figures in brackets represent previous year figures.
Balances with related parties at March 31, 2003, are as under:
		(Rs. in ’000s)

Particulars	With Holding	With Fellow
	Company	Subsidiaries

Assets
Fixed Assets	—	—
	(817)	—
Investments	48,873	—
	(33,765)	—
Cash & Bank Balances	130,782	—
	(43,043)	(1,584)
Income accrued on
investments	584	—
	(376)	—
Liabilities
Capital	814,000	—
	(814,000)	—
Advance Premium	159,648	18,644
	(20,541)	(1,926)
Others Liabilities	84,267	296
	(15,167)	—

Figures in brackets representprevious year figures.

4.2.3 Deferred taxes

The major components of temporary differences that account for deferred tax assets and liabilities are as under :

				(Rs. in ’000s)

	As at March 31, 2003		As at March 31, 2002

	Deferred	Deferred	Deferred	Deferred
	tax asset	tax liability	tax asset	tax liability

Carried forward business loss	17,253	—	—	—
Timing differences on account of:
Reserve for Unexpired Risks	11,288	—	33,873	—
Depreciation	59	—	—	—

Total	28,600	—	33,873	—

Net deferred tax asset/(liability)	28,600	—	33,873	—
Deferred tax expense/(income) recognised in the Profit and loss account	5,273	—	(29,200)	—

4.2.4 Prior year figures have been regrouped, reclassified wherever necessary, to conform with current year classifications.

For and on behalf of the Board

	K.V. KAMATH Chairman	KALPANA MORPARIA Director

	S. MUKHERJI Director	SANDEEP BAKHSHI Managing Director & CEO

Mumbai, April 21, 2003	RAKESH JAIN Head Finance & Accounts	RAJESH CHAWATHE Company Secretary

receipts & payments account
for the year ended March 31, 2003

				(Rs. in ’000s)

		Year ended		Year ended
		March 31, 2003		March 31, 2002
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers :
–	Premium (net of reinsurance premium paid)	1,299,366		273,531
–	Commission	258,413		12,871
–	Other receipts	479	1,558,258	2,277	288,679

Cash paid towards operating activities
–	Claims paid (net of reinsurance claims recovered)	(180,956)		(6,969)
–	Commission paid	(4,268)		(3,504)
–	Tax Paid & Other Advances	(6,090)		—
–	Expenses	(280,232)	(471,546)	(122,478)	(132,951)

Net cash from operating activities			1,086,712		155,728

CASH FLOW FROM INVESTING ACTIVITIES
–	Purchase of fixed assets	(31,624)	(31,624)	(24,310)	(24,310)

Investment :
–	Purchase of securities	(5,334,212)		(1,405,384)
–	Short term deposit with Bank	(55,000)		(80,000)
–	Deposit with RBI	—		(1,000)
–	Loans	(25,000)		—
–	Interest received (net of TDS)	124,835		31,860
–	Repayment of deposits	80,000		—
–	Proceeds from sale of investment	4,380,246	(829,131)	268,898	(1,185,626)

Net cash from investing activities			(860,755)		(1,209,936)

CASH FLOW FROM FINANCING ACTIVITIES
–	Proceeds from issuance of share capital	—		1,099,993

Net cash used in financing activities			—		1,099,993
Net increase/(decrease) in cash and cash equivalents			225,957		45,785
Cash and cash equivalents at the beginning of the period			45,792		7
Cash and cash equivalents at end of the period			271,749		45,792

As per our report attached of even date	For and on behalf of the Board

For BHARAT S. RAUT & CO.	K.V. KAMATH	KALPANA MORPARIA
Chartered Accountants	Chairman	Director

AKEEL MASTER	S. MUKHERJI	SANDEEP BAKHSHI
Partner	Director	Managing Director & CEO

	RAKESH JAIN	RAJESH CHAWATHE
Mumbai, April 21, 2003	Head Finance & Accounts	Company Secretary

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile

1.	Registration Details
	Registration No.	1	1	-	1	2	9	4	0	8	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the year
(Amount in Rupees Thousands)
Public Issue	Bonus Issue
N	I	L	N	I	L
Rights Issue	Private Placement
N	I	L	N	I	L

3.	Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)
Total Liabilities	Total Assets

Sources of Funds
Paid-up Capital	Reserves and Surplus
1	0	9	5	9	8	0
Secured Loans	Unsecured Loans

Application of Funds
Net Fixed Assets	Investments

Net Current Assets	Miscellaneous Expenditure

Accumulated Losses

4.	Performance of Company (Amount in Rupees thousands)
Turnover	Total Expenditure

Profit (Loss) before Tax	Profit (Loss) after Tax

Earning per Share in Rupees	Dividend Rate %

5.	Generic Names of Principal Products/Services of the Company (as per monetary terms)
Production Description : General Insurance
Item Code No. : Not Applicable

For and on behalf of the Board

	K.V. KAMATH	KALPANA MORPARIA
	Chairman	Director

	S. MUKHERJI	SANDEEP BAKHSHI
	Director	Managing Director & CEO

	RAKESH JAIN	RAJESH CHAWATHE
Mumbai, April 21, 2003	Head Finance & Accounts	Company Secretary

Note :

The Company being a general insurance company, the accounts of the Company are not required to be made in accordance with Schedule VI. Further, the Insurance Act, 1938, requires the accounts of the Company to be split between policyholders’ and shareholders’. In view of the above, it is not possible to give the information required in Part 3 and Part 4 of this schedule.

section 217
Statement of Particulars of Employees pursuant to the provisions of Section 217 (2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 and forming part of the Directors’ Report for the year ended March 31, 2003

		Remuneration	Expe-	Date of
		Received	rience	Commencement
Name and Age (in years)	Desig. / Nature of Duties	(Rs.)	(in years)	of Employment	Last Employment

Nicholas Helms (”) (49)	Head - Commercial Lines	656,781	32	12-Nov-2001	CGU General Insurance
Rakesh Jain (32)	Head - Finance & Accounts	2,454,741	8	01-Jan-2002	ICICI Limited
Sandeep Bakhshi (42)	Managing Director & CEO	4,130,103	19	01-Apr-2002	ICICI Limited
Subhash Dhavale (”) (57)	Head - Internal Audit & Grievance Resolution	2,670,947	32	05-Apr-2002	ICICI Securities Limited
S. Gopalakrishnan (40)	Head - Investment	2,621,231	19	02-May-2001	BNP Paribas Equities India Pvt. Limited
Sudhir Salian (32)	Head - Strategy	2,464,360	9	01-Jan-2002	ICICI Limited

Notes :
1.	Remuneration as above includes salary, taxable allowances, LTA, Value of perquisites as per the Income-Tax Rules, 1962 and Company’s Contribution to Provident Fund, Pension Fund.
2.	The nature of employment is contractual.
3.	The employees mentioned above are not the relatives of any Director of the Company.
4.	All the employees with (”) mark were employed for part of the year.

ICICI HOME FINANCE COMPANY LIMITED

4TH ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Company Secretary	Auditors	Registered and
Chanda Kochhar Chairperson	Rajendra Patil	N. M. Raiji & Co.	Corporate Office
Kalpana Morparia		Chartered Accountants	ICICI Bank Towers
Nachiket Mor			Bandra-Kurla Complex
M. N. Gopinath			Mumbai - 400 051
Amitabh Chaturvedi
V. Vaidyanathan Managing Director & CEO
Rajiv Sabharwal Chief Operating Officer

directors’ report
to the members

Your Directors have pleasure in presenting the Fourth Annual Report of the Company with the audited Statement of Accounts for the year ended March 31, 2003.

APPROPRIATIONS

The Profit and Loss Account shows profit before taxation of Rs. 405.8 million (Previous year Rs.126.3 million) after provision of Rs.64.5 million (Previous year Rs. 14.3 million) towards bad and doubtful debts and after taking into account all expenses including depreciation of Rs. 4.3 million (previous year Rs.2.75 million) on fixed assets. The net profit for the year is Rs. 286.5 million (Previous year Rs. 95.8 million).

After taking into account the balance of Rs.69.3 million (previous year Rs. 7.4 million) brought forward from the previous year and after adjusting deferred tax liability at the beginning of the year, the disposable profit is Rs.355.7 million (previous year Rs.102.6 million). Given the strong financial performance, the Board approved two interim dividend distributions amounting to Rs.230.0 million resulting in an aggregate dividend rate of 20%. Your Directors have not recommended any final dividend for the year and have appropriated the disposable profit as follows:

	(Rupees Million)
	2002-2003	2001-2002
Special Reserve created and maintained
in terms of Section 36(1)(viii) of the
Income-tax Act, 1961	104.03	33.33
Transfer to General Reserve	21.48	—
Dividend on Equity Shares	230.00	—
Dividend on Preference Shares	0.04	0.01
Tax on Dividend	0.01	—
Leaving balance to be carried
forward to next year	0.18	69.29

PUBLIC DEPOSITS

During the year under review, the Company has not accepted any deposit from the public.

OPERATIONAL REVIEW

Your Company received Outlook Money’s first “Dream Home Award” for 2001-2002 for its excellent performance in the housing finance industry.

Your Company continued to serve as the focal point for marketing, distribution and servicing of home loan products of ICICI Bank. During the year under review, the Company has launched other innovative products features like free property insurance, free home search, etc. The Company has also hosted various exhibitions to interact with and market products to focused customer segments and has also increased its presence in the fee income segment through both corporate and retail property services groups.

Your Company also continued to expand its geographical reach and at the same time penetrated deeper into existing markets. It has used the “hub and spoke” distribution strategy towards this end, which ensured deeper penetration and larger market share. It distributes home loans in over 300 locations across the country. As on March 31, 2003, a total loan of Rs.11235.87 million is outstanding which comprises of Rs.11211.86 million as housing loan and other loan of Rs.24.01 million.

PROSPECTS

The housing finance sector demonstrated a healthy growth trend during the year.

The incentive for the housing sector has been retained under the Finance Bill 2003 by permitting the income-tax benefit on interest on housing loan upto the existing limit of Rs.1,50,000 p.a. and extending the Section 80I(B) benefits to developers. This will increase the demand for houses and further add to the housing stock.

The competition among banks, housing finance companies and financial institutions and lower cost of funds had led to a drop in interest rates. However, your Company is confident of continuing its good performance in future due to its aggressive marketing strategies, wide branch network and relationships with the builders and customers.

DIRECTORS

In terms of the provisions of the Articles of Association of the Company, M. N. Gopinath and Amitabh Chaturvedi would retire at the ensuing Annual General Meeting and, being eligible, offer themselves for re-appointment.

AUDITORS

The Auditors, M/s. N. M. Raiji & Co., Chartered Accountants, Mumbai, will retire at the ensuing Annual General Meeting. The Board, at its Meeting held on April 22, 2003, has proposed their appointment as Auditors to audit the accounts of the Company for the financial year ending March 31, 2004. You are requested to consider their appointment.

AUDIT COMMITTEE

The Audit Committee, constituted pursuant to the provisions of Section 292A of the Companies Act, 1956, comprises of the following Directors as its Members:

Chanda Kochhar, Chairperson
M. N. Gopinath
V. Vaidyanathan, Managing Director & CEO

FOREIGN EXCHANGE EARNING AND EXPENDITURE

During 2002-2003, expenditure in foreign currencies amounted to Rs.0.2 million (previous year 0.9 million) on account of travelling expenses of the officials directors’ report
Continued

of the Company. There was no earning in foreign currencies during the year under review.

PERSONNEL AND OTHER MATTERS

There are no employees within the purview of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence, have not been given.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm :

(a)	that in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;

(b)	that the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

(c)	that the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

(d)	that the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the National Housing Bank for their continued support and advice. The Company is also grateful to its clients and bankers for their continued support.

The Company would like to express its gratitude for the unstinted support and guidance received from ICICI Bank Limited, the parent organisation, and also from other group companies.

The Directors would also like to express their sincere thanks and appreciation to all the employees for their commendable teamwork, exemplary professionalism and enthusiastic contribution during the year.

For and on behalf of the Board

CHANDA KOCHHAR
 Chairperson

Mumbai, April 22, 2003

auditors’ report
to the members of ICICI Home Finance Company Limited

We have audited the attached Balance Sheet of ICICI HOME FINANCE COMPANY LIMITED as at March 31, 2003 and the annexed Profit and Loss Account of the Company for the year ended on that date. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Manufacturing and Other Companies (Auditors’ Report) Order, 1988 issued by the Central Government of India in terms of Section 227 (4A) of the Companies Act , 1956, we enclose in the Annexure a Statement on the matters specified in the paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that :

1.	we have obtained all the information and explanations which, to the best of our knowledge and belief, were necessary for the purposes of our audit;

2.	in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;

3.	the Balance Sheet and the Profit and Loss Account, dealt with by this report are in agreement with the books of account;

4.	in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;

5.	on the basis of the written representations received from the Directors of the Company, none of the Directors are disqualified as on March 31, 2003 from being appointed as Director under Section 274 (1) (g), of the Companies Act, 1956;

6.	in our opinion and to the best of our information and according to the explanations give to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in the conformity with the accounting principles generally accepted in India:

(i) in the case of the Balance Sheet of the state of affairs of the Company as at March 31, 2003;

(ii) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

For N.M. Raiji & CO.
Chartered Accountants

JAYESH M. GANDHI
Mumbai, April 22, 2003	Partner

annexure to the auditors’ report
referred to in paragraph (1) of our report of even date

1.	The Company has maintained proper records showing full particulars including quantitative details and situation of its fixed assets. Physical verification of fixed assets has been carried out by the management during the year. No discrepancies were noticed on such verification.

2	None of the fixed assets have been revalued during the year.

3.	The Company has taken unsecured loans from its holding Company, a Company which is also a party listed in the register maintained under Section 301 of the Companies Act, 1956. The rate of interest and terms of these loan are not, prima facie, prejudicial to the interest of the Company.

4.	The Company has not given loans, secured or unsecured to Companies, firms or other parties listed in the register maintained under Section 301 and/or to the Companies under the same management as defined under Section 370 (1B) of the Companies Act, 1956.

5.	The parties to whom loans and advances in the nature of loans have been granted by the Company, are generally repaying the principal amounts as stipulated and are also generally regular in the payment of interest. The Company has also granted loans to employees, who are repaying the principal amount as stipulated and regular in payment of interest.
6.	In our opinion and according to information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and nature of its business with regard to purchase of fixed assets.

7.	The Company being a “Housing Finance Company” (HFC), Section 58A of the Companies Act, 1956 is not applicable. During the year, the Company has not accepted any deposits from the public coming under the purview of the Housing Finance Companies (NHB) Directions, 1989 and 2001. In our opinion, the Company has complied with the provisions of the Housing Finance Companies (NHB) directions, 1989 and 2001 in respect of deposits accepted in earlier years.

8.	The Company has an internal audit system, which is commensurate with the size and the nature of its business.

9.	In our opinion and according to the information and explanations given to us, there are no transactions of purchase of goods and materials and sale of goods, materials and services, made in pursuance of contracts or arrangements entered in the Register maintained under Section 301 of the Companies Act, 1956 and aggregating during the year to Rs. 50,000 or more in respect of each party .The Company provides services to the parties entered in register maintained under Section 301 of the Companies Act, 1956 and aggregating to Rs. 50,000 in respect of each party. Considering the specialised nature of services provided, the market prices of such services are not readily available and hence the prices charged for the services could not be compared.

10.	As per the records maintained by the Company, the provident fund dues have been generally deposited with the appropriate authorities. As informed to us, Employees State Insurance Act is not applicable to the Company.

11.	There are no undisputed amounts payable in respect of income tax, sales tax and customs duty outstanding as at March 31, 2003, for a period of more than six months from the date they became payable.

12.	According to the information and explanations given to us and the records of the Company examined by us, no personal expenses have been charged to revenue account, other than those payable under contractual obligations or in accordance with generally accepted business practice.

13.	Adequate documents and records are generally maintained in cases where the Company has granted loans and other credit facilities on the basis of security by way of property.

14.	The clauses (iii) to (vi), (xii), (xiv), (xvi), (xx) of 4A, 4B, 4C and (iii) and (iv) of 4D of the Manufacturing and Other Companies (Auditors’ Report) Order, 1988 are not applicable to the Company.

For N.M. Raiji & CO.
Chartered Accountants

JAYESH M. GANDHI
Mumbai, April 22, 2003	Partner

balance sheet

as at March 31, 2003
					March 31,
		Schedule		(Rs. in ’000s)	2002

I.	SOURCES OF FUNDS
	Shareholders’ Funds
	A. Share Capital	I	1,550,000.00		1,550,000.00
	B. Reserves and Surplus	II	167,041.68		110,634.84

				1,717,041.68	1,660,634.84
	Loan Funds
	Unsecured Loans	III		10,956,916.17	14,569,947.69

				12,673,957.85	16,230,582.53

II.	APPLICATION OF FUNDS
	Fixed Assets	IV
	A. Gross Block		90,555.99		54,867.03
	B. Less: Depreciation		16,248.25		4,681.67

	C. Net Block			74,307.74	50,185.36
	Investments	V		73,256.24	78,085.84
	Loans and Other Credit Facilities	VI		11,134,312.82	15,821,448.81
	Current Assets, Loans
	and Advances	VII
	A. Current Assets		847,645.89		780,171.50
	B. Loans and Advances		1,160,397.55		225,977.69

			2,008,043.44		1,006,149.19

	Less:
	Current Liabilities and Provisions:	VIII
	A. Current Liabilities		491,215.41		731,169.88
	B. Provisions		239,423.18		27,902.99

			730,638.59		759,072.87

	Net Current Assets and Advances			1,277,404.85	247,076.32
	Deferred Tax Assets/(Liability)
	[refer note 2(c)]			84,105.82	(7,988.15)
	Miscellaneous Expenditure	IX		30,570.38	41,774.35

				12,673,957.85	16,230,582.53

Notes forming part of the Accounts
and Accounting Policies		XIII

profit and loss account

for the year ended March 31, 2003
			March 31,
	Schedule	(Rs. in ’000s)	2002
INCOME
Income from Operations	X	1,953,005.22	1,767,645.44
Other Income	XI	25,256.11	3,143.89

		1,978,261.33	1,770,789.33

EXPENDITURE
Interest, Other Financial Charges &
Expenses on Borrowings		1,465,415.95	1,292,459.00
Employee Cost
Salary		4,268.69	63,787.66
Contribution to Provident and
Other Funds		549.93	7,289.73
Staff Welfare Expenses		888.50	6,089.78
Establishment and Other Expenses	XII	30,639.59	256,011.25
Depreciation		4,324.18	2,752.07
Provision & Write off Against
Non-Performing Assets		36,490.48	14,251.15
Provision against standard assets		28,042.82	—
Preliminary and Share Issue
Expenses Written Off		1,800.68	1,800.68

		1,572,420.82	1,644,441.32

Profit before Taxation		405,840.52	126,348.01
Provision for Taxation		211,483.06	23,150.00
Deferred Tax Credit		92,093.97	(7,412.19)

Profit after Taxation		286,451.43	95,785.82
Add: Balance brought forward
from previous year		69,296.88	7,423.23
Less: Adjustment on account of
deferred tax liability at the
beginning of the year		—	575.96

Disposable Profit		355,748.31	102,633.09

APPROPRIATIONS
Special Reserve - in terms of
Section 36(1)(viii) of the
Income-tax Act, 1961		104,027.03	33,328.75
Dividend
– on Equity Shares - Interim
(subject to tax)		230,000.00	—
– on Preference Shares - proposed		45.12	7.99
General Reserve		21,483.86	—
Balance Carried to Balance Sheet		192.30	69,296.35

		355,748.31	102,633.09

Earnings per Share
(Equity shares, par value Rs.10 each)
Basic (Rs.)		2.49	0.83
Diluted (Rs.)		1.85	0.62
Notes forming part of the Accounts
and Accounting Policies	XIII

As per our Report attached		For and on behalf of the Board

For N. M. RAIJI & CO.		CHANDA KOCHHAR
Chartered Accountants		Chairperson

J. M. GANDHI		V. VAIDYANATHAN
Partner		Managing Director & CEO
	RAJENDRA PATIL	SANJAY SINGHVI
Mumbai, April 22, 2003	Company Secretary	Head - Finance & Accounts

schedules
forming part of the Accounts

		March 31,
	(Rs. in ’000s)	2002

SCHEDULE – I
SHARE CAPITAL
Authorised
225,000,000 Equity Shares of Rs.10 each	2,250,000.00	2,250,000.00
75,000,000 Preference Shares of Rs.10 each	750,000.00	750,000.00

	3,000,000.00	3,000,000.00

Issued, Subscribed and Paid up
115,000,000 Equity Shares of Rs.10 each fully paid up	1,150,000.00	1,150,000.00
40,000,000 – 0.01% Fully Convertible Cumulative Preference Shares	400,000.00	400,000.00
of Rs. 10 each fully paid up - Refer Note 2(b) of Notes to Accounts
(All shares are held by ICICI Bank Limited, the holding company and its nominees)
	1,550,000.00	1,550,000.00

SCHEDULE – II
RESERVES AND SURPLUS
General Reserve	21,483.86	—
Surplus in Profit and Loss Account	192.30	69,296.35
Special Reserve created and maintained in terms of	145,365.52	41,338.49
Section 36(1)(viii) of the Income Tax Act, 1961.
	167,041.68	110,634.84

SCHEDULE – III
LOAN FUNDS (Unsecured)
Loans from Holding Company	3,614,569.43	4,628,999.99
(includes subordinated debts of Rs. 1,929,652,778; March 02 – Rs. 1,930,000,000)
Loans from Banks	5,739,818.29	8,269,170.88
Fixed Deposits	1,602,528.45	1,660,776.82
(includes deposits from banks Rs. 3,252,198,350; March 02 – Rs. 336,198,350 and corporate Rs. 134,398,420; March 02 – Rs. 149, 347,038)
Short Term Loans and Advances from Corporates	—	11,000.00

	10,956,916.17	14,569,947.69

SCHEDULE – IV

FIXED ASSETS								(Rs. in ’000s)

	Gross Block				Depreciation		Net Block

Assets	March 31,	Additions	Deductions	March 31,	For the	Upto March	March 31,	March 31,
	2002	during the year		2003	Year	31, 2003	2003	2002

Computer and Software	31,214.83	38,809.99	—	70,024.82	10,228.13	14,823.83	55,200.99	26,619.13
Office Equipments	874.26	287.84	—	1,162.10	49.83	76.90	1,085.20	847.19
Motor Car	1,110.27	—	420.62	689.65	69.34	98.91	590.74	1,080.70
Motor Car (Operating Lease)	—	17,502.73	—	17,502.73	1,152.83	1,152.83	16,349.90	—
Furniture	816.52	360.17	—	1,176.69	66.46	95.78	1,080.91	787.20

	34,015.88	56,960.73	420.62	90,555.99	11,566.57	16,248.25	74,307.74	29,334.22

Capital Work in Progress/
Capital advances	20,851.16	—	20,851.16	—	—	—	—	20,851.16

Total	54,867.03	56,960.73	21,271.77	90,555.99	11,566.57	16,248.25	74,307.74	50,185.36

Previous Year	8,037.83	25,972.06	—	54,867.03	3,935.30	4,681.67	50,185.36

schedules
forming part of the Accounts	Continued

		March 31,
	(Rs. in ’000s)	2002
SCHEDULE – V
INVESTMENTS - AT COST
Long Term Investment
10 Shares of Rs. 10 each of ICICI Venture Fund	0.10	0.10
Management Company Limited (Unquoted)
Investment in Pass thru Certificate	1,022.73	—
Short Term Investment
Government Securities (364 days T-Bill) (Quoted)	72,233.41	78,085.74
(Face Value as at March 31, 2003 Rs. 76.00
million; as at March 31, 2002 - Rs. 83.25 million)
	73,256.24	78,085.84

Market Value of Quoted Investments	72,360.00	78,178.01

SCHEDULE – VI
LOAN AND OTHER CREDIT FACILITIES
(Secured)
Housing Loans
Considered Good	11,134,312.82	15,821,448.81
Considered Doubtful	101,553.87	26,971.51
Less: Provisions	101,553.87	26,971.51

	11,134,312.82	15,821,448.81

SCHEDULE – VII
CURRENT ASSETS, LOANS AND ADVANCES
A.	Current Assets
	Interest Accrued on Loans	101,380.28	149,722.83
	Sundry Debtors (Unsecured &
	Considered Good)
	Debts outstanding for more
	than six months	1,295.12	8,458.94
	Securities Held as Stock-in-trade
	(at cost or market value
	whichever is less) :
	2,017,159.302 (Previous year -
	68,273.141) units in Liquid scheme
	of Prudential ICICI Mutual Fund	30,000.00	951.23
	Cash and bank balances :
	Balances with Scheduled Banks
	- in current accounts	633,170.49	538,508.65
	- in deposit accounts	81,800.00	82,529.85

		847,645.89	780,171.50

B.	Loans and Advances
	(Recoverable in cash or in kind
	or for value to be received -
	Considered Good)
	Loans to Staff	84,141.31	47,948.69
	Other Advances and Deposits	804,951.18	135,795.00
	Advance Income Tax	271,305.06	42,234.00
	(Unsecured, except Loans to Staff &
	Loan against Fixed Deposit which is
	secured)
		1,160,397.55	225,977.69

			March 31,
		(Rs. in ’000s)	2002

SCHEDULE – VIII
CURRENT LIABILITIES AND PROVISIONS
A.	Current liabilities
	Sundry Creditors (from other than Small
	Scale Inds. Undertaking)	387,244.01	51,397.38
	Interest Accrued But Not Due	92,769.84	60,408.45
	Other Liabilities	11,201.56	619,364.05

		491,215.41	731,169.88

B.	Provisions
	Provision for tax	239,378.06	27,895.00
	Proposed Dividend (Including Corporate
	Dividend Tax)	45.12	7.99

		239,423.18	27,902.99

SCHEDULE – IX
MISCELLANEOUS EXPENDITURE
(to the extent not written off or adjusted)
Preliminary and Share issue expenses	12,996.17	14,796.85
Deferred Revenue expenditure	17,574.21	26,977.50

	30,570.38	41,774.35

SCHEDULE – X
INCOME FROM OPERATIONS
Interest Income	1,577,222.98	1,593,730.59
Income from the securitisation of Loans	325,408.42	—
(Refer note 2 (i) Schedule XIII)
Fee income	50,373.82	173,914.85

	1,953,005.22	1,767,645.44

SCHEDULE – XI
OTHER INCOME
Interest Received	17,534.82	729.85
Profit on sale of current investments	973.45	—
Miscellaneous Income	6,747.84	2,414.04

	25,256.11	3,143.89

SCHEDULE – XII
ESTABLISHMENT AND OTHER EXPENSES
Advertisement Expenses	1,550.11	14,937.37
Customer Acquisition Expenses	97.00	81,744.74
Professional and Legal Expenses	13,175.98	43,078.33
Rent	768.00	28,135.08
Communication Expenses	1,851.36	17,597.07
Travelling and Conveyance	2,378.14	12,657.99
Loss on Sale of Fixed Assets	37.32	—
Printing and Stationery	1,689.87	9,721.35
Computer and Software Expenses	409.84	10,784.34
Audit fees	321.51	252.52
Deferred Revenue Expenditure Written Off	115.56	2,129.49
Miscellaneous Expenses	8,244.90	34,972.97

	30,639.59	256,011.25

schedules
forming part of the Accounts	Continued

SCHEDULE – XIII

NOTES FORMING PART OF THE ACCOUNTS AND SIGNIFICANT ACCOUNTING POLICIES

1. Significant Accounting Policies

The accounts are prepared in accordance with the accounting principles generally accepted in India and the directions issued by the National Housing Bank from time to time.

a)	Revenue Recognition

Interest Income on housing loan is accounted for on accrual basis, other than interest on non-performing assets and charges for delayed payments and cheque bouncing, if any, which is accounted for on cash basis. Further, interest income accounted in the past for Non-Performing Assets is also reversed. Fees are recognised on due basis.

b)	Investments

Investments have been classified as long-term and short-term investments. Long-term investments have been valued at cost and short-term investments have been valued at cost or market value whichever is lower.

c)	Expenses

All expenses are provided for on accrual basis.

d)	Preliminary and Share Issue Expenses

Preliminary and share issue expenses are amortised over a period of ten years.

e)	Deferred Revenue Expenditure

i)	Advertisement expenditure and, expenditure incurred on Business Process Re-engineering, the benefit of which is expected over a subsequent period(s) is treated as Deferred Revenue Expenditure and amortised over the period of thirty six months.

ii)	The initial expenses on borrowings are amortised over the tenure of the borrowing facility.

f)	Depreciation

Depreciation on assets is charged on Straight Line Method at the rates prescribed in Schedule XIV of the Companies Act, 1956, except in case of Computer Software where depreciation is provided @ 20% per annum.

g)	Deferred Tax

The tax effects of significant temporary differences are reflected through a deferred tax Asset/ Liability, which has been reflected in the Balance Sheet and the corresponding effect of the same is given in the Profit and Loss Account.

h)	Provision for Non-Performing Assets

Provisions against Non-Performing Assets (NPAs) are made based on norms decided by the management, which are more conservative as compared to the prudential norms prescribed by NHB.

2.	Notes to Accounts

a)	Home Loans given by the Company are secured by the underlying property.

b)	The Preference Shares were issued in two tranches. The first tranch of Preference Shares for Rs.25 crore was allotted on December 28, 2001 and are convertible into equity shares at the option of the Preference Shareholder after completion of one year but before completion of three years from the date of allotment in the ratio of 1:1. However, the said Preference Shares shall be compulsorily and automatically convertibleNinto one Fully Paid-up Equity Share for every one Preference Share of Rs.10 held on December 27, 2004. The second tranch of Preference Shares for Rs.15 crore was allotted on March 14, 2002 and are convertible into equity shares at the option of the Preference Shareholder after completion of one year but before completion of seven years from the date of allotment in the ratio of 1:1. However, the said Preference Shares shall be compulsorily and automatically convertible into one Fully Paid-up Equity Share for every one Preference Share of Rs.10 held on March 14, 2009.

c)	The break-up of deferred tax assets and liabilities into major components is as follows:

			(Rs. in ‘000s)
		March 31, 2003	March 31, 2002
	Deferred Tax Assets
	Provision for Doubtful Debts
	& income from securitisation	97,918.31	1,356.19
	Leave Encashment Liability	981.25	—
	Less: Deferred Tax Liability
	Depreciation	9,059.87	2,972.48
	Miscellaneous Expenditure ( to
	the extent not written off)	5,733.88	6,371.86
	Net Deferred Tax Asset/(Liability)	84,105.82	(7,988.15)

d)	Capital commitment for purchases of assets Rs. Nil (Previous Rs. 2200 thousand).

e)	Commitment towards part disbursement of sanctions is amounting Rs.177,121.99 thousand (Previous year Rs. 700,127 thousand).

f)	Earnings Per Share :

	The numerators and denominators used to calculate Basic and Diluted Earnings Per Share:

		As at March	As at March
		31, 2003	31, 2002
	Profit attributable to the Equity
	Shareholders (Rs. In thousand)	286,406.31	95,777.83
	Weighted average number of
	Equity Shares outstanding
	during the year (Nos.)	115,000,000	115,000,000
	Diluted number of Equity Shares (Nos.)	155,000,000	155,000,000
	Nominal value of Equity Shares (Rs.)	10	10
	Basic Earnings Per Share (Rs.)	2.49	0.83
	Diluted Earnings Per Share (Rs.)	1.85	0.62

g)	Details for the future lease rental receivable in respect of operating lease:

–	Not later than one year	:	Rs. 3,354.36 thousand (Previous year –
Nil)
–	Later than one year but
	not later than five years	:	Rs 7,672.69 thousand (Previous year –
Nil)
–	Later than five years	:	Nil

h)	As per the terms of appointment, the Managing Director and Whole-time Director draw their remuneration and other benefits from the holding company, ICICI Bank Limited.

i)	During the year ended March 31, 2003 , the Company securitised identified housing loan portfolio with a carrying value of Rs. 2,664,930 thousand on the date of the securitisation. As per the arrangement with the counter parties, the Company has set aside a cash reserve of Rs. 640,270 thousand to provide credit cum liquidity support to investors and to enhance rating of the portfolio. Further, the Company is required to maintain customer account relationship and service the portfolio in future. On account of securitisation, the Company has a surplus of Rs. 569,000 thousand. The Company has estimated future servicing costs, prepayment risk and delinquency based on the past performance of the Company and industry experience . Such future costs, which aggregates to Rs. 243,603.31 thousand is reduced from the above surplus and the balance amount of Rs. 325,396.60 thousand million is recognised as gain on securitisation and shown under “Income from Operations”. The provision made for the cost shall be reversed as and when incurred in the future. On account of this transaction there is a contingent liability of Rs. 396,666.69 thousand as on the balance sheet date.

j)	The Company’s main business is to provide loans for the purchase or construction of residential houses. All other activities of the Company are related to the main business. As there are no separate reportable segments, as per the Accounting Standard on ‘Segment Reporting’ (AS 17), issued by the Institute of Chartered Accountants of India.

schedules
forming part of the Accounts	Continued

k)	Related Party Disclosure :

The Company being a finance company the transactions in the normal course of business have not been disclosed. The following are the details of transactions with related parties:

Name of the	Type of Transactions	Amount
Related Party		(Rs. in ‘000s)

ICICI Bank Limited –
the holding company	Rent paid	18,576.86
	Interest on fixed deposits	10,792.49
	Interest and other finance
	expenses	466,848.09
	Expenses recovered	1,422,311.73
	Incentive on Securitisation paid	12,559.78
	Miscellaneous Expenses	11,493.18
	Unsecured loan	3,614,569.43
	Amount receivable	191,913.99
	Dividend – Equity Shares	230,000.00
	Dividend – Preference Shares	45.12

ICICI Prudential Life	Income from property services	684.86
Insurance Company Limited - the
subsidiary of ICICI Bank Limited

ICICI Lombard General	Incentive on Securitisation paid	123.24
Insurance Limited - the subsidiary	Insurance Premium – group	214.96
of ICICI Bank Limited	insurance cover
	Property Insurance paid	57,887.39

I)	From the current year, the management has decided to make provision of 0.25% of the standard assets, over and above provisions on Non-performing assets. Accordingly, Rs. 28,042.82 thousand has been provided against standard assets. On account of this, profit for the year is lower by Rs. 28,042.82 thousand.

m)	Expenditure in foreign currency – Travelling Rs. 24.52 thousand (Previous year Rs. Nil).

n)	Previous year’s figures have been regrouped wherever necessary.

For and on behalf of the Board

For N. M. RAIJI & CO.		CHANDA KOCHHAR
Chartered Accountants		Chairperson

J. M. GANDHI		V. VAIDYANATHAN
Partner		Managing Director & CEO

	RAJENDRA PATIL	SANJAY SINGHVI
Mumbai, April 22, 2003	Company Secretary	Head - Finance & Accounts

cash flow statement

			March 31,
		(Rs. in ’000s)	2002

A.	Cash Flow from Operating Activities :
	Profit before taxation and exceptional items	405,840.52	126,348.01
	Adjustments for :
	Depreciation / Amortisation	11,566.57	3,952.07
	Loss / (Profit) on sale of fixed assets	37.32	—
	Interest received	(17,534.82)	(729.85)
	Provision and Bad debts written off	271,129.06	14,251.15
		671,038.65	143,821.38
	Operating Profit before Working Capital Changes
	Adjustments for :
	Trade and Other Receivables	3,737,115.79	(8,976,218.03)
	Trade Payables and Other Liabilities	(239,954.47)	607,652.95
		4,168,199.97	(8,224,743.70)
	Cash Generated from Operations	4,168,199.97	(8,224,743.70)
	Income Taxes paid	(229,071.06)	(26,699.32)

	Net cash from Operating Activities - A	3,939,128.91	(8,251,443.02)

B.	Cash Flow from Investing Activities :
	Purchase of fixed assets	(36,102.81)	(38,534.48)
	Sale of fixed assets	377.09	—
	Purchase of Investments (net)	4,829.60	(78,085.84)
	MIscellaneous Expenditure w/off	11,203.97	(22,037.93)
	Interest received	17,534.82	729.85

	Net cash from Investing Activities - B	(2,157.33)	(137,928.40)

C.	Cash Flow from Financing Activities :
	Issuance of the Equity Shares	—	200,000.00
	Issuance of the Preferance Shares	—	400,000.00
	Dividend and dividend tax	(230,007.99)	—
	Proceeds from borrowings (net)	(3,613,031.52)	8,304,947.69

	Net Cash used in Financing Activities - C	(3,843,039.51)	8,904,947.69

	Net Increase in Cash and Cash Equivalents (A+B+C)	93,932.06	515,576.27
	Cash and Cash Equivalents as at beginning	621,038.50	105,462.23

	Cash and Cash Equivalents as at end	714,970.49	621,038.50

Notes :

1.	The above Cash Flow Statement has been prepared under the ‘Indirect Method’ as set out in Accounting Standard - 3 on “Cash Flow Statements“ issued by the Institute of Chartered Accountants of India.

2.	Cash and Cash Equivalents include Rs 633,170.49 thousand (Previous year - Rs. 538,508.65 thousand) Balances with banks in current accounts and Rs. 81,800 thousand (Previous year Rs. 82,529.85 thousand) Balances with banks in fixed deposits accounts.

As per our Report attached		For and on behalf of the Board

For N. M. RAIJI & CO.		CHANDA KOCHHAR
Chartered Accountants		Chairperson

J. M. GANDHI		V. VAIDYANATHAN
Partner		Managing Director & CEO

	RAJENDRA PATIL	SANJAY SINGHVI
Mumbai, April 22, 2003	Company Secretary	Head - Finance & Accounts

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile

1.	Registration Details
	Registration No.	1	2	0	1	0	6	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
(Amount in Rupees Thousands)
	Public Issue								Bonus Issue
						N	I	L						N	I	L
	Rights Issue								Private Placement
						N	I	L						N	I	L

3.	Position of Mobilisation and Deployment of Funds
(Amount in Rupees Thousands)
	Total Liabilities								Total Assets
	1	3	4	0	4	5	9	6	1	3	4	0	4	5	9	6
Sources of Funds
	Paid-up Capital								Reserves and Surplus
		1	5	5	0	0	0	0			1	6	7	0	4	2
	Secured Loans								Unsecured Loans
						N	I	L	1	0	9	5	6	9	1	6
Application of Funds
	Net Fixed Assets								Loans and Investments
				7	4	3	0	8	1	1	2	0	7	5	6	9
	Net Current Assets								Miscellaneous Expenditure & Deferred Tax Assets
		1	2	7	7	4	0	5			1	1	4	6	7	6
Accumulated Losses
						N	I	L
4.	Performance of Company
	Turnover								Expenditure
		1	9	7	8	2	6	1		1	5	6	2	4	2	1
	Profit / Loss before Tax								Profit / Loss after Tax
			4	0	5	8	4	1			2	8	6	4	5	1
	Earning per Share in Rupees								Dividend Rate %
					2	.	4	9							2	0
5.	Generic Names of Principal Products/Services of the Company (as per monetary terms)
Product Description Item Code No.
Home Loans NIL

For and on behalf of the Board

For N. M. RAIJI & CO.		CHANDA KOCHHAR
Chartered Accountants		Chairperson

J. M. GANDHI		V. VAIDYANATHAN
Partner		Managing Director & CEO

	RAJENDRA PATIL	SANJAY SINGHVI
Mumbai, April 22, 2003	Company Secretary	Head - Finance & Accounts

ICICI INVESTMENT MANAGEMENT COMPANY LIMITED

3RD ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office

Kalpana Morparia, Chairperson	S.B. Billimoria & Co.	ICICI Bank Towers
A. J. Advani	Chartered Accountants	Bandra-Kurla Complex
Chandrashekhar Lal		Mumbai - 400 051
Ashish Dalal

directors’ report

to the members

Your Directors have pleasure in presenting the Third Annual Report of the Company with the audited statement of accounts for the year ended March 31, 2003.

FINANCIAL RESULTS

The summary of the financial results for the year under review is as follows :

		(Rupees)
	FY2003	FY2002
Gross Income	10,941,697	11,252,307
Profit Before Tax	8,139,060	2,148,154
Provision for tax	2,896,746	750,000
Profit After Tax	5,242,314	1,398,154
Transfer to Reserves	5,242,314	1,398,154

Your Directors do not recommend payment of dividend for the year ended March 31, 2003.

OPERATIONAL REVIEW

The main object of the Company is to carry on the business of the management of mutual funds, unit trusts, offshore funds, pension funds, provident funds, venture capital funds and insurance funds, and to act as managers, consultants, advisors, administrators, attorneys, agents, or representatives of or for mutual funds, unit trusts, offshore funds, pension funds, provident funds, venture capital funds or insurance funds formed or established in India or elsewhere by the Company or any other person and to act as financial advisors and investment advisors, and to render such financial management, financial consultancy and advisory services to individuals, companies, corporations, trusts and other entities as supplemental activities of the Company and as do not conflict with the fund management activities.

Your Company is the Asset Management Company of ICICI Securities Fund, a Mutual Fund registered with SEBI. During the year under review, the Company did not launch any scheme and also did not undertake any other activity.

AUDIT COMMITTEE

The Board at its ninth Meeting held on March 29, 2001 had constituted an Audit Committee of Directors (the Committee) pursuant to the provisions of Section 292A of the Companies Act, 1956. The Committee was reconstituted by appointing Ashish Dalal as a Member of the Committee in place of Veena Mankar, who ceased to be a Director and consequently a Member of Audit Committee effective August 1, 2002.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted deposits under Section 58-A of the Companies Act, 1956.

DIRECTORS

Veena Mankar ceased to be a Director effective August 1, 2002. The Board placed on record its appreciation of the valuable services rendered by her during her tenure.

The Board has appointed Ashish Dalal as an additional Director effective December 11, 2002. He would hold the office upto the date of the forthcoming Annual General Meeting as provided in the Articles of Association of the Company, but is eligible for appointment.

In terms of the provisions of the Articles of Association of the Company, A. J. Advani would retire at the forthcoming Annual General Meeting and being eligible, offers himself for re-appointment.

AUDITORS

M/s. S. B. Billimoria & Co., Chartered Accountants, Mumbai, will retire as the statutory auditors of the Company at the ensuing Annual General Meeting. The Board at its Meeting held on April 21, 2003 has proposed their appointment as the auditors to audit the accounts of the Company for the financial year ending March 31, 2004. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNINGS AND EXPENDITURE

There was no income or expenditure in foreign currency during the period under review.

PERSONNEL AND OTHER MATTERS

Since your Company does not have any employees, provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 are not applicable.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that :

1.	in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2.	the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3.	the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4.	the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Securities and Exchange Board of India for its support and advice during the period under review.

The Company would also like to express its gratitude for the unstinted support and guidance received from ICICI Bank, the holding Company and also from other group companies.

For and on behalf of the Board

KALPANA MORPARIA
Mumbai, April 21, 2003	Chairperson

auditors’ report
to the members of ICICI Investment Management Company Limited

1.	We have audited the attached Balance Sheet of ICICI Investment Management Company Limited as at March 31, 2003 and the Profit and Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3.	As required by the Manufacturing and Other Companies (Auditor’s Report) Order 1988 issued by the Company Law Board in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order, to the extent applicable to the Company.
4.	Further to our comments in the Annexure referred to in paragraph 3 above:
(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books;
(c)	the Balance Sheet and the Profit and Loss Account dealt with by this report are in agreement with the books of account;
(d)	in our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;
(e)	in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
	(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at March 31, 2003; and
	(ii)	in the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.
5.	On the basis of the written representations from the Directors, taken on record by the Board of Directors, none of the Directors is disqualified as on March 31, 2003 from being appointed as a Director under Section 274 (1) (g) of the Companies Act, 1956.

For S. B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Mumbai, April 21, 2003	Partner

annexure to the auditors‘ report

(Referred to in paragraph 3 of our Report of even date)

1.	The Company has neither taken nor granted secured or unsecured loans from or to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 or companies under the same management within the meaning of the erstwhile Section 370 (1B) of the Companies Act, 1956.
2.	The Company has an internal audit system, which is commensurate with the size of the Company and nature of its business.
3.	There are no employees on the payroll of the Company and, therefore, provisions relating to Employees’ Provident Fund and Employees’ State Insurance Scheme are not applicable to the Company.
4.	There were no undisputed amounts payable in respect of income tax, wealth tax, sales tax, and customs duty which were outstanding as on March 31, 2003 for a period of more than six months from the date they became payable.
5.	According to the information and explanations given to us, no personal expenses have been charged to the profit and loss account.
6.	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.
7.	In respect of investments made by the Company in shares, securities, etc. proper records have been maintained of the transactions and contracts and timely entries have been made therein. The shares, securities and other investments are held in the name of the Company.

For S. B. BILLIMORIA & CO.
Chartered Accountants

P. R. RAMESH
Mumbai, April 21, 2003	Partner

balance sheet
as at March 31, 2003

			March 31,
	Schedule	Rupees	2002

SOURCES OF FUNDS
Shareholders’ Funds
Share Capital	1	100,007,000	100,007,000
Reserves and Surplus	2	12,865,214	7,622,900

		112,872,214	107,629,900

APPLICATION OF FUNDS
Investments	3	9,502,697	98,973,384
Current Assets, Loans and Advances	4	113,557,263	18,529,458
Less: Current Liabilities and Provisions	5	10,700,778	10,642,490

Net Current Assets		102,856,485	7,886,968
Miscellaneous Expenditure	6	513,032	769,548
(to the extent not written off
or adjusted)
		112,872,214	107,629,900

Accounting Policies and
Notes to Accounts	9

profit and loss account
for the year ended March 31, 2003

			March 31,
	Schedule	Rupees	2002

INCOME
Interest Income	7	10,339,547	11,179,123
Dividend Income
(Gross : TDS Rs. 62,065)		591,093	73,184
Other Income (Refer note 1)		11,057	—

EXPENDITURE
Professional Fees		—	8,779,250
Establishment and other
expenses (Refer note 2)		2,216,956	—
Annual Fees-SEBI		250,000	—
Auditors’ Remuneration (Refer note 3)		36,750	52,987
Other Expenses	8	12,500	15,400
Miscellaneous Expenditure Written Off		256,516	256,516
Interest on Income Tax		29,915	—

Profit Before Tax		8,139,060	2,148,154
Provision for Taxation
Current		3,000,000	750,000
Deferred		—	—
Excess provision for income tax
of earlier years written back		(103,254)	—

		2,896,746	750,000

Profit After Tax Carried to Balance Sheet		5,242,314	1,398,154

Accounting Policies and
Notes to Accounts	9

As per our Report of even date attached		For and on behalf of the Board

For S. B. BILLIMORIA & CO.		KALPANA MORPARIA	CHANDRASHEKHAR LAL
Chartered Accountants		Chairperson	Director

P. R. RAMESH	KRUNAL THAKKAR
Partner	Company Secretary

Mumbai, April 21, 2003

schedules
forming part of the Accounts

	Rupees	March 31, 2002
SCHEDULE - 1
SHARE CAPITAL
Authorised
25,000,000 Equity Shares of Rs. 10 each	250,000,000	250,000,000

Issued, Subscribed and Paid up
10,000,700 Equity Shares of Rs. 10 each
fully paid up	100,007,000	100,007,000

	100,007,000	100,007,000

All the above Equity Shares are held by
ICICI Bank Limited (the Holding Company) and
its nominees.

SCHEDULE - 2
RESERVES AND SURPLUS
Profit and Loss Account
Opening Balance	7,622,900	6,224,746
Addition during the year	5,242,314	1,398,154

Closing balance	12,865,214	7,622,900

SCHEDULE - 3
INVESTMENTS (Long term-At cost)
(Trade-Unquoted)
(i)	900 10.85% ICICI bonds of
	Rs. 1,00,000 each (matured)	—	90,000,000
(ii)	20 Equity shares of Rs. 10
	each fully paid up
	of ICICI Venture Funds
	Management Company Limited	200	200
	(under the same management)
(iii)	100 Equity shares of Rs. 10
	each fully paid up
	of ICICI One Source Limited	1,000	—

(Trade-Quoted)
(i)	803,899.343 (Previous Year:
	759,205.44) Units of Prudential
	ICICI Mutual Fund Liquid Plan-
	Dividend Option	9,501,497	8,973,184

		9,502,697	98,973,384

	Quoted	9,501,497	8,973,184
	Unquoted	1,200	90,000,200
	Market value of quoted investments	9,517,364	8,975,706

SCHEDULE - 4
CURRENT ASSETS, LOANS AND ADVANCES
Current Assets
(A)	Interest Accrued But Not Due on Investments	—	702,759
(B)	Balances with Scheduled Bank :
	(i) In Current Account	546,202	1,220,861
	(ii) In Fixed Deposits	100,548,011	7,480,160

Loans and Advances
(a)	Interest accrued on Fixed Deposits	651,588	468,876
(b)	Advance Taxes Paid	4,775,000	3,295,000
(c)	Tax Deducted at Source	6,972,420	4,713,396
(d)	Recoverable from ICICI Bank Limited	—	648,406
(e)	Income Tax refund receivable	64,042	—

		113,557,263	18,529,458

SCHEDULE - 5
CURRENT LIABILITIES AND PROVISIONS
Current Liabilities
Sundry Creditors	19,897	5,176,822
Payable to ICICI Bank Limited	2,649,074	—
Other Liabilities	1,103	265,668
Provisions
Provision for Income Tax	8,030,704	5,200,000

	10,700,778	10,642,490

SCHEDULE - 6
MISCELLANEOUS EXPENDITURE
to the extent not written off or adjusted
Preliminary Expenses	769,548	1,026,064
Less : Written off during the period	256,516	256,516

	513,032	769,548

SCHEDULE - 7
INTEREST INCOME
(a)	Interest on Fixed Deposits with Bank	975,848	687,796
	(Gross : TDS Rs. 225,285;
	Previous year Rs. 120,164)
(b)	Interest on Bonds	9,363,699	10,491,327
	(Gross : TDS Rs. 1,971,674;
	Previous year Rs. 2,140,231)
		10,339,547	11,179,123

SCHEDULE - 8
OTHER EXPENSES
(a)	Directors' sitting fees	8,500	9,000
(b)	ROC filing fee	1,500	3,000
(c)	Profession Tax	2,500	3,400

		12,500	15,400

SCHEDULE - 9

ACCOUNTING POLICIES AND NOTES TO ACCOUNTS

1.	Method of Accounting The Accounts are prepared in accordance with accounting principles generally accepted in India. The Company follows the accrual method of accounting.
2.	Preliminary Expenses Preliminary Expenses towards the incorporation of the Company are treated as Miscellaneous Expenditure and are written off to the Profit and Loss Account over a period of 5 years.
3.	Revenue Recognition Interest income and other dues are accounted on accrual basis. Dividend is recognised when declared.
4.	Investments Long term investments are carried at cost less diminution other than temporary.

NOTES TO ACCOUNTS
1.	Other income includes foreign exchange gain (net) Rs. 6,550.
2.	Establishment and other expenses represent expenses charged by ICICI
	Bank Limited to the Company.
3.	Auditors’ remuneration	March 31,	March 31,
		2003	2002
	(i) Statutory audit fees	20,000	20,000
	(ii) Tax audit fees	15,000	30,000
	(iii) Service Tax	1,750	2,500
	(iv) Expenses reimbursed	—	487

		36,750	52,987

4.	There is no deferred tax liability in case of the Company.
5.	Expenditure in Foreign Currency	March 31,	March 31,
		2003	2002
	Professional Fees	—	8,779,250

		—	8,779,250

6.	Names of related parties and description of relationship for the
	transactions shown below are as follows :

1.	Holding company	ICICI Bank Limited
2.	Fellow subsidiary	ICICI Venture Funds
Management Company Limited
3.	Key management personnel	A. J. Advani,
	(Non Executive Directors)	Chandrashekhar Lal,
Veena Mankar and
Ashish Dalal

			(Amounts in Rs.)
		Holding	Fellow	Key
		Company	Subsidiary	Management
				Personnel
	Sitting fees			8,500
	Interest income	(10,339,547)
	Dividend income		(800)
	Investment		200
	Current account	546,202
	Deposit account	100,548,011
	Other payables	(1,997,486)

		88,757,180	(600)	8,500

	Figures in the bracket indicate credit entry.
7.	Previous year figures have been regrouped wherever necessary.

Statement pursuant to Part IV, Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and Company’s General Business Profile

1.	Registration Details
	Registration No.	0	1	2	4	7	7	3	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
(Amount in Rupees)
	Public Issue									Bonus Issue
							N	I	L							N	I	L
	Rights Issue									Private Placement
							N	I	L							N	I	L

3.	Position of Mobilisation and Deployment of Funds
(Amount in Rupees)
	Total Liabilities									Total Assets
	1	2	3	5	7	2	9	9	2	1	2	3	5	7	2	9	9	2
Sources of Funds
	Paid-up Capital									Reserves and Surplus
	1	0	0	0	0	7	0	0	0		1	2	8	6	5	2	1	4
	Secured Loans									Unsecured Loans
							N	I	L							N	I	L
Application of Funds
	Net Fixed Assets									Investments
							N	I	L			9	5	0	2	6	9	7
	Net Current Assets									Miscellaneous Expenditure
	1	0	2	8	5	6	4	8	5				5	1	3	0	3	2
Accumulated Losses
							N	I	L
4.	Performance of Company (Amount in Rupees)
	Turnover (Gross Income)									Total Expenditure
		1	0	9	4	1	6	9	7			2	8	0	2	6	3	7
	Profit before Tax									Profit / Loss after Tax
			8	1	3	9	0	6	0			5	2	4	2	3	1	4
	Earnings per Share in Rupees									Dividend Rate %
					0	0	.	5	2							N	I	L
5.	Generic Names of Principal Products/Services of the Company
	Investment Management Company									Item Code
																N	.	A

For and on behalf of the Board

		KALPANA MORPARIA	CHANDRASHEKHAR LAL
		Chairperson	Director

KRUNAL THAKKAR
Company Secretary
Mumbai, April 21, 2003

ICICI TRUSTEESHIP SERVICES LIMITED

4TH ANNUAL REPORT AND ACCOUNTS 2002-2003

Directors	Auditors	Registered Office
Sanjiv Kerkar, Chairman	C. C. Chokshi & Co.	ICICI Bank Towers
Girish Mehta	Chartered Accountants	Bandra-Kurla Complex
N.D. Shah		Mumbai - 400 051
S. D. Israni

directors’ report
to the members

Your Directors have pleasure in presenting the Fourth Annual Report of the Company with the audited statement of accounts for the year ended March 31, 2003.

FINANCIAL RESULTS

The summary of the financial results for the year under review is as follows :

		(Rupees)
	FY2003	FY2002
Gross Income	392,155	251,100
Profit Before Tax	356,180	215,871
Provision for tax	131,000	80,000
Profit After Tax	225,180	135,871
Transfer to Reserves	225,180	135,871

Your Directors do not recommend payment of dividend for the year ended March 31, 2003.

OPERATIONAL REVIEW

The main object of the Company is to act as trustee of mutual funds, offshore funds, pension funds, provident funds, venture capital funds, insurance funds, collective or private investment schemes, employee welfare or compensation schemes etc., and to devise various schemes for dealing with or in connection with aforesaid purposes including raising funds in any manner in India or abroad and to deploy funds so raised and earn reasonable returns on their investments and to act as trustees generally for any purpose and to acquire, hold, manage, dispose of all or any securities or money market instruments or property or assets and receivables or financial assets or any other assets or property.

The Company continues to act as the trustee of ICICI Securities Fund, ICICI Venture Capital Fund, ICICI Eco-net Fund, ICICI Emerging Sectors Trust, ICICI Property Trust, and certain beneficiaries of specified endowment policy “ICICI Pru Save ‘n’ Protect” issued by ICICI Prudential Life Insurance Company Limited. The Company also continues to act as the trustee of a trust formed by RPG Cables Limited and erstwhile ICICI Limited for securitisation of the receivables from Bharat Sanchar Nigam Limited. In terms of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited (Transferor Companies) with ICICI Bank Limited (Transferee Company), the Company is holding the shares pledged in favour of one or more Transferor Companies in trust for the benefit of persons for whose benefit the pledge had been created.

AUDIT COMMITTEE

In terms of the Circular No. MFD/CIR No.010/024/2000 dated January 17, 2000, SEBI requires the Trustee Companies of the mutual funds to constitute an audit committee to review the internal audit systems as also the reports of internal and statutory auditors. Since the Company is acting as the trustee of ICICI Securities Fund, a mutual fund registered with SEBI, the Company had constituted an Audit Committee of Directors (the Committee) comprising of N.D. Shah, Girish Mehta and Sanjiv Kerkar. Since no scheme has been launched under ICICI Securities Fund and the provisions of Section 292A of the Companies Act, 1956 are not applicable to the Company, the Board at its Meeting held on December 3, 2002 dissolved the Committee and decided that the powers of the Committee as applicable be exercised by the Board.

PUBLIC DEPOSITS

During the year under review, the Company has not accepted deposits under Section 58-A of the Companies Act, 1956.

DIRECTORS

V. Umakanth resigned as Director effective September 30, 2002. The Board placed on record its appreciation of the valuable services rendered by him during his tenure.

The Board has appointed S.D. Israni as an additional Director effective December 3, 2002. He would hold the office upto the date of the forthcoming Annual General Meeting as provided in the Articles of Association of the Company, but is eligible for appointment.

In terms of the provisions of the Articles of Association of the Company, Girish Mehta would retire at the forthcoming Annual General Meeting and being eligible, offers himself for re-appointment.

AUDITORS

M/s C. C. Chokshi & Co., Chartered Accountants, Mumbai, will retire as the statutory auditors of the Company at the ensuing Annual General Meeting. The Board at its Meeting held on April 21, 2003 has proposed their appointment as the auditors to audit the accounts of the Company for the financial year ending March 31, 2004. You are requested to consider their appointment.

FOREIGN EXCHANGE EARNINGS AND EXPENDITURE

There was no income or expenditure in foreign currency during the period under review.

PERSONNEL AND OTHER MATTERS

Since your Company does not have any employees, provisions of Section 217(2A) of the Companies Act, 1956 read with the Companies (Particulars of Employees) Rules, 1975 are not applicable.

Since your Company does not own any manufacturing facility, the disclosure of information on other matters required to be disclosed in terms of Section 217 (1) (e) of the Companies Act, 1956 read with the Companies (Disclosure of Particulars in the Report of Board of Directors) Rules, 1988, are not applicable and hence not given.

DIRECTORS’ RESPONSIBILITY STATEMENT

The Directors confirm that :

1.	in the preparation of the annual accounts, the applicable accounting standards had been followed along with proper explanation relating to material departures;
2.	the Directors had selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit of the Company for that period;
3.	the Directors had taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Companies Act, 1956 for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and
4.	the Directors had prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENTS

Your Company is grateful to the Securities and Exchange Board of India for its support and advice during the period under review.

The Company would also like to express its gratitude for the support and guidance received from ICICI Bank, the holding Company and also from other group companies.

For and on behalf of the Board

SANJIV KERKAR
Mumbai, April 21, 2003	Chairman

auditors’ report
to the members of the ICICI Trusteeship Services Limited

1.	We have audited the attached Balance Sheet of ICICI Trusteeship Services Limited, as at March 31, 2003 and also the Profit and Loss Account for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
2.	We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3.	As required by the Manufacturing and Other Companies (Auditor’s Report) Order, 1988, issued by the Central Government in terms of Section 227 (4A) of the Companies Act, 1956, we give in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4.	Further to our comments in the Annexure referred to in paragraph 3 above, we report that :
i)	We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
ii)	In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of the books;
iii)	The balance sheet and profit and loss account dealt with by this report are in agreement with the books of account;
iv)	In our opinion, the balance sheet and profit and loss account comply with the accounting standards referred to in sub-section (3C) of Section 211 of the Companies Act, 1956;
v)	On the basis of the written representations received from the directors as on March 31, 2003 and taken on record by the board of directors, we report that none of the directors is disqualified as on March 31, 2003 from being appointed as a director in terms of clause (g) of subsection (1) of Section 274 of the Companies Act, 1956;
vi)	In our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
a)	in the case of the balance sheet, of the state of affairs of the Company as at March 31, 2003; and
b)	in the case of the profit and loss account, of the profit for the year ended on that date.

For C. C. CHOKSHI & CO.
Chartered Accountants

P. R. BARPANDE
Partner

Mumbai, April 21, 2003

annexure to the auditors’ report
(Referred to in paragraph 3 of our report of even date)

1.	The Company did not have any fixed assets and hence items (i) and (ii) of clause (A) are not applicable to the Company.
2.	The nature of company’s activities is such that requirements of items (iii), (iv), (v), (vi), (x), (xi), (xii), (xiv), and (xvi) of Clause (A) of paragraph 4 of the Order are not applicable to the Company.
3.	We are informed that there are no companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956.The Company has not taken/granted any loans, secured or unsecured from/to companies under the same management as defined in sub-section (1B) of Section 370 of the Companies Act, 1956. Hence, items (vii) and (viii) of clause A of paragraph 4 of the Order are not applicable to the Company.
4.	The Company has not given any loans or advances in the nature of loan to any party.
5.	The Company has not accepted any deposits from public during the year.
6.	As the Company has neither the paid up capital exceeding Rs. 25 lakhs at the commencement of the financial year nor did the average annual turnover for a period of three consecutive financial years immediately preceding the financial year concerned exceed Rs.2 crores, and hence the question of adequacy of the internal audit system does not arise.
7.	The Company did not have any employee and hence the provisions of item (xvii) of clause A of paragraph 4 of the Order do not apply to the Company.
8.	According to the information and explanations given to us, no undisputed amounts payable in respect of income-tax, wealth tax, sales tax, customs duty and excise duty were outstanding as on March 31, 2003, for a period of more than six months from the date they become payable.
9.	According to the information and explanations given to us no personal expenses have been charged to Revenue Account.
10.	The Company is not an Industrial company as defined under the Sick Industrial Companies (Special Provisions) Act, 1985.
11.	The nature of service activities carried on by the Company does not require a system of recording receipts, issues, and consumption of materials and stores and allocation of materials consumed and labour to jobs. Further, the question of having the system of authorisation and internal control on issue of stores and allocation of stores and labour does not arise.

For C. C. CHOKSHI & CO.
Chartered Accountants

P. R. BARPANDE
Partner

Mumbai, April 21, 2003

balance sheet
as at March 31, 2003

	Schedule		Rupees	March 31,
				2002

SOURCES OF FUNDS
Shareholders’ Funds :
Share Capital	1	500,000		8,000
Reserves and Surplus	2	439,135		213,955

			939,135	221,955
Corpus fund (Refer Note No.1)			11,000	11,000

Total			950,135	232,955

APPLICATION OF FUNDS
Investments	3		200	200
Current Assets, Loans and
Advances :
A. Current Assets
Cash and Bank Balances	4	861,404		399,133
Sundry Debtors (Unsecured
and considered good)
– Debts outstanding for
a period exceeding
six months		—		—
– Other Debts		48,856		—
B. Loans and Advances	5	294,822		164,000

		1,205,082		563,133

Less: Current Liabilities and
Provisions
Current Liabilities	6	22,118		242,878
Provisions	7	262,087		131,087

		284,205		373,965

Net Current Assets			920,877	189,168
Miscellaneous Expenditure	8		29,058	43,587
(to the extent not written off
or adjusted)

Total			950,135	232,955

Accounting Policies and
Notes to Accounts	9

As per our attached Report of	For and on behalf of the Board
even date

For C. C. CHOKSHI & CO.	SANJIV KERKAR
Chartered Accountants	Chairman

P. R. BARPANDE	N. D. SHAH
Partner	Director

Mumbai, April 21, 2003	Mumbai, April 21, 2003

profit and loss account
for the year ended March 31, 2003

	Schedule	Rupees	March 31,
			2002

INCOME
Trusteeship fees (gross)		390,100	251,100
(TDS Rs. 15,738; Previous
year Rs.12,750)
Interest Income		1,255	—
Income from Long term Investments:
Dividend (gross)		800	—
(TDS Rs. 84; Previous year NIL)
		392,155	251,100

EXPENDITURE
Auditors’ Remuneration (Refer Note
No. 2 of Schedule 9)		11,814	6,300
Directors Fees		5,000	9,000
Profession Tax		2,500	4,900
ROC Filing Fees		1,500	500
Preliminary expenses written off		14,529	14,529
Other Expenditure		632	—

Profit Before Tax		356,180	215,871
Provision for Taxation		131,000	80,000

Profit after tax		225,180	135,871
Balance brought forward from previous year		213,955	78,084

Balance carried to Balance Sheet		439,135	213,955

Profit after tax		225,180	135,871
Weighted Average Number of
Equity Shares outstanding		15,762	800
Basic and Diluted Earning Per Share		14.29	169.84
(Nominal Value Rs. 10/- per share)
Accounting Policies &
Notes to Accounts	9

As per our attached Report of	For and on behalf of the Board
even date

For C. C. CHOKSHI & CO.	SANJIV KERKAR
Chartered Accountants	Chairman

P. R. BARPANDE	N. D. SHAH
Partner	Director

Mumbai, April 21, 2003	Mumbai, April 21, 2003

schedules
forming part of the Balance Sheet as at March 31, 2003

	Rupees	March 31,
		2002
SCHEDULE 1
SHARE CAPITAL
Authorised :
1,000,000 Equity Shares of Rs.10 each	10,000,000	10,000,000

	10,000,000	10,000,000

Issued, Subscribed & Paid up :
50,000 (Previous year 800)	500,000	8,000
Equity Shares of Rs.10 each fully paid up
	500,000	8,000

All the above Equity Shares are held by ICICI
Bank Ltd. (the holding company) & its nominees.
SCHEDULE 2
RESERVES & SURPLUS
Surplus in Profit and Loss Account	439,135	213,955

	439,135	213,955

SCHEDULE 3
INVESTMENTS (at cost)
Long Term Investments (unquoted)
In equity shares (fully paid)
ICICI Venture Funds Management Co. Ltd.
20 equity shares of Rs. 10 each	200	200

	200	200

SCHEDULE 4
CASH AND BANK BALANCES
Bank Balances with Scheduled
Banks (Refer Note No.1)
–	in Current Accounts	150,149	389,100
–	in Savings Account	10,439	10,033
–	in Deposit account (including interest
	accrued : Rs. 816 Previous year : Nil)	700,816	—

		861,404	399,133

SCHEDULE 5
LOANS AND ADVANCES
(Unsecured and considered good)
Advance Payment of Income Tax, etc.	294,822	164,000

	294,822	164,000

SCHEDULE 6
CURRENT LIABILITIES
Sundry Creditors :
(i) Total outstanding dues of Small Scale
Industrial Undertakings	—	—
(ii) Total outstanding dues of creditors other
than Small Scale Industrial Undertakings	22,118	242,878

	22,118	242,878

SCHEDULE 7
PROVISIONS
Provision for taxation	262,087	131,087

	262,087	131,087

SCHEDULE 8
MISCELLANEOUS EXPENDITURE
(To the extent not written off or adjusted)
Preliminary Expenses	43,587	58,116
Less : 1/5 written off for the year	14,529	14,529

	29,058	43,587

SCHEDULE 9

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS SIGNIFICANT ACCOUNTING POLICIES :

1.	Basis of preparation of financial statements

The accompanying financial statements have been prepared under the historical cost convention in accordance with generally accepted accounting principles and the provisions of the Companies Act, 1956 and the applicable Accounting Standards issued by the Institute of Chartered Accountants of India.

2.	Use of Estimates

The preparation of the financial statements in conformity with the generally accepted accounting principles requires estimates and assumptions to be made that affect the reported amounts of assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Differences between actual results and estimates are recognised in the period in which the results are known / materialise.

3.	Revenue Recognition Income from Trusteeship Fees is accounted / accrued on the basis of the understanding / agreements with the concerned parties.

4.	Income Taxes

Tax expense represents the aggregate of the current tax and deferred tax. The deferred tax is computed in accordance with the requirements of the AS-22 “Accounting for Taxes on Income” issued by the Institute of Chartered Accountants of India.

5.	Preliminary Expenses

Preliminary Expenses towards the incorporation of the Company are treated as miscellaneous expenditure and will be written off to the Profit and Loss Account over a period of 5 years from the year in which the Company commences operations.

6.	Investments Investments classified as long-term investments are stated at cost. Provision is made to recognize a decline if any, other than temporary in the value of investments.

7.	Contingent Liabilities
These, if any, are disclosed in the Notes to Accounts. Provision is made in the accounts in respect of those contingencies, which are likely to materialise into liabilities after the year-end till the finalisation of accounts and have material effect on the position stated in the Balance sheet.

NOTES TO ACCOUNTS :

1.	The Company in the earlier years, in terms of the Indenture of Trust, received Rs. 1,000 as corpus fund from ICICI Prudential Life Insurance Company Limited and Rs. 10,000 from erstwhile ICICI Limited (ICICI), for setting up ICICI Securities Fund, which had been deposited in the bank account and is included under “Schedule 4 Cash and Bank Balances“.

2.	Auditors’ remuneration		March 31,	March 31,
			2003	2002
			Rupees	Rupees
	(i)	Statutory audit fees (including
		service tax)	10,500	6,300
	(ii)	Certification Fees	1,050	—
	(iii)	Expenses
		Reimbursed	264	—

			11,814	6,300

3.	Current Liabilities include a sum of Rs. 4,927 (Previous year Rs. 2,31,645) payable to ICICI Bank Limited (holding company) towards reimbursement of expenses paid by ICICI Bank Limited on behalf of the Company.

4.	Tax expense for the year is on the basis of current tax since there are no timing differences resulting into tax expense / tax saving on the deferred tax basis.

5.	The amounts in the Balance Sheet and Profit and Loss Account are rounded off to the nearest Rupee.

6.	Figures of the previous year have been regrouped / rearranged and reclassified, wherever necessary, to correspond with those of the current year.

Balance Sheet Abstract and Company’s General Business Profile as per Part IV, Schedule VI of the Companies Act, 1956.

1.	Registration Details
	Registration No.	0	1	1	9	6	8	3	State Code	1	1
Balance Sheet Date	3	1	0	3	2	0	0	3
	Date		Month			Year
2.	Capital Raised during the Year
(Amount in Rupees)
	Public Issue							Bonus Issue
					N	I	L					N	I	L
	Rights Issue							Private Placement
					N	I	L		4	9	2	0	0	0

3.	Position of Mobilisation and Deployment of Funds
(Amount in Rupees)
	Total Liabilities							Total Assets
	1	2	3	4	3	4	0	1	2	3	4	3	4	0
Sources of Funds
	Paid-up Capital							Reserves and Surplus
		5	0	0	0	0	0		4	3	9	1	3	5
	Secured Loans							Unsecured Loans
					N	I	L					N	I	L
Application of Funds
	Net Fixed Assets							Investments
					N	I	L					2	0	0
	Net Current Assets							Miscellaneous Expenditure
		9	2	0	8	7	7			2	9	0	5	8
Accumulated Losses
					N	I	L
4.	Performance of Company (Amount in Rupees)
	Turnover (Gross Income)							Total Expenditure
		3	9	2	1	5	5			3	5	9	7	5
	Profit before Tax							Profit after Tax
		3	5	6	1	8	0		2	2	5	1	8	0
	Earning per Share in Rupees							Dividend Rate %
			1	4	.	2	9					N	I	L
5.	Generic Names of Principal Products/Services of the Company
	Trustees for Funds							Item Code
												N	.	A

Signature to Schedules 1 to 9	For and on behalf of the Board
As per our attached Report of even date
For C. C. CHOKSHI & CO.	SANJIV KERKAR
Chartered Accountants	Chairman

P. R. BARPANDE	N. D. SHAH
Partner	Director

Mumbai, April 21, 2003	Mumbai, April 21, 2003